Form 20-F/A
period 2015-03-31
Medifocus Inc.
filed 2015-07-31
CIK 1603961

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Commission file number - 000-55169

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

Not Applicable

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

☐  Item 17            ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended March 31, 2015 originally filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2015 (the “2015 Form 20-F”) is being filed to include a signed auditor’s report as the auditor’s report was inadvertently not included in the 2015 Form 20-F. The only change to the 2015 Form 20-F is the inclusion of this report.

This Amendment No. 1 speaks as of the filing date of the 2015 Form 20-F on July 16, 2015. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in the 2015 Form 20-F, or reflect any events that have occurred after the 2015 Form 20-F was originally filed.

[Stegman + Company Letterheard]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Medifocus, Inc.

Columbia, Maryland

We have audited the accompanying consolidated balance sheets of Medifocus, Inc. and Subsidiary (the “Company”) as of March 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in stockholder’s equity, and cash flows for each of the years in the three-year period ended March 31, 2015. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material resects, the financial position of Medifocus, Inc. as of March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 1, since its inception the Company has incurred recurring operating losses and will require additional financing to successfully develop its products. Additionally, the Company is not in compliance with the provisions of an outstanding debt agreement and certain convertible notes payable. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects or recoverability and classification of assets and liabilities that may result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ Stegman + Company

Baltimore, Maryland

June 24, 2015

Item 19.	Exhibits.

(a)	The following documents are filed as part of this annual report.

Exhibit No.	Exhibit

1.1*	Certificate of Incorporation of Medifocus Inc.

1.2*	Articles of Amendment to Certificate of Incorporation of Medifocus Inc.

1.3*	By-Law No. One of Medifocus Inc.

1.4*	By-Law No. Two of Medifocus Inc.

2.1*	Form of Common Stock Certificate

4.1*	Asset Purchase Agreement dated as of June 25, 2012 between Boston Scientific Corporation, Affiliates of Boston Scientific Corporation, and Medifocus Inc.

4.2*	Amendment No. 1, dated July 24, 2012, to Asset Purchase Agreement between Boston Scientific Corporation and Medifocus Inc

4.3*	Bill of Sale and Assignment, dated July 24, 2012, between Boston Scientific Corporation and Medifocus Inc.

4.4*	Transition Services Agreement, dated July 24, 2012, between Boston Scientific Corporation and Medifocus Inc.

4.5*	Non-Exclusive License Agreement, dated July 24, 2012, between Medifocus Inc. and Boston Scientific Corporation (Buyer Out-License Agreement)

4.6*	Non-Exclusive License Agreement, dated July 24, 2012, between Medifocus Inc. and Boston Scientific Corporation (Seller Out-License Agreement)

4.7*	Patent Assignment dated July 24, 2012 between Boston Scientific Corporation, Boston Scientific Scimed, Inc., and Boston Scientific Limited (collectively, the “Assignors”) and Medifocus Inc. (“Assignee’)

4.8*	Trademark Assignment dated July 24, 2012 between Boston Scientific Scimed, Inc. (“Assignor”) and Medifocus Inc. (“Assignee”)

4.9*	Assumption Agreement dated July 24, 2012 between Boston Scientific Corporation and Medifocus Inc.

4.10*	Patent License Agreement dated October 24, 1997 between Massachusetts Institute of Technology and Cheung Laboratories, Inc.

4.11*	First Amendment to Patent License Agreement, effective May 23, 2002, between Massachusetts Institute of Technology and Celsion Corporation

4.12*	Second Amendment to Patent License Agreement, effective March 7, 2005, between Massachusetts Institute of Technology and Celsion Corporation

4.13*	Third Amendment to Patent License Agreement, effective June 16, 2007, between Massachusetts Institute of Technology and Celsion (Canada) Limited

4.14*	Fourth Amendment to Patent License Agreement, effective June 1, 2009, between Massachusetts Institute of Technology and Medifocus Inc.

4.15*	Fifth Amendment to Patent License Agreement, effective March 29, 2013, between Massachusetts Institute of Technology and Medifocus Inc.

4.16*	Sixth Amendment to Patent License Agreement, effective July 15, 2013, between Massachusetts Institute of Technology and Medifocus Inc.

4.17*	Agreement dated January 16, 2006 between Celsion USA, Celsion Canada, and Dr. Augustine Cheung

4.18*	Agreement dated November 8, 2013 between Medifocus Inc. and Ideal Concept Group Limited

4.19*	License and Distribution Agreement dated as of November 8, 2013, between Medifocus Inc. and Medifocus Holding Limited (BVI)

4.20*	Letter Agreement dated June 27, 2013 between Medifocus Inc. and Maxim Group LLC

4.21*	Engagement Letter dated June 27, 2013 between Medifocus Inc. and Maxim Group LLC

4.22*	Advisory Services Agreement, dated September 19, 2013, between Healthios Capital Markets LLC and Medifocus Inc.

4.23*	Letter Agreement dated January 5, 2014 between Medifocus Inc. and Ernie Eves (regarding Mr. Eves’ resignation from the Medifocus Inc. Board of Directors)

4.24*	Letter Agreement dated February 25, 2014, between Medifocus, Inc. and Maxim Group LLC

4.25*	Stock Option Plan (Approved by the Company’s shareholders on January 16, 2014)

4.26**	Medical Product Manufacturing Services Agreement, dated March 11, 2004, between Celsion Corporation and VENUSA Corporation, as subsequently assigned by Celsion Corporation to the Company.

4.27#	Option Agreement, effective May 1, 2015, between Medifocus Inc. and Duke University

8.1*	List of wholly-owned subsidiaries

12.1##	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2##	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1##	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2##	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Stegman & Company, Certified Public Accountants

15.2#	Concurrence Letter from Sievert & Sawrantschuk LLP to the Securities and Exchange Commission, dated July 8, 2015

*	Previously filed with the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on September 17, 2014.
**	Previously filed with Amendment No. 2 to the Company’s Registration Statement on Form 20-F/A, filed with the Securities and Exchange Commission on November 14, 2014.
#	Previously filed with the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on July 16, 2015.
##	Filed herewith

(b)	Financial Statement Schedules

None.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

MEDIFOCUS INC.

/s/ Augustine Cheung, Ph.D.
Augustine Cheung, Ph.D.
President and Chief Executive Officer

Date: July 31, 2015