Form 20-F
period 2016-03-31
Medifocus Inc.
filed 2016-06-10
CIK 1603961

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-55169

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

184,984,215

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

Unless we indicate otherwise, all information in this Report is stated as of March 31, 2016.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in or incorporated by reference in this annual report are “forward-looking statements.” Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

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

The following selected financial and other data summarize our historical financial information. We derived the selected balance sheet information as of March 31, 2016, 2015, 2014, 2013 and 2012, and the selected statement of operations information for the years ended March 31, 2016, 2015, 2014, 2013 and 2012 from our audited financial statements as of those dates, prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The information herein should be read in conjunction with our historical financial statements and the notes thereto included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Financial Statements.”

	Year Ended March 31,
Statement of Operations Data	2016	2015	2014	2013	2012
Total Sales	$4,534,940	$4,219,459	$5,116,506	$1,800,371	—

Loss from operations	(3,216,805)	(4,087,985)	(4,886,807)	(5,333,515)	(1,484,302)
Net loss	(4,961,549)	(5,971,470)	(5,992,897)	(5,846,523)	(1,665,402)
Net loss per common share	$(0.03)	$(0.05)	$(0.05)	$(0.07)	$(0.05)
Dividends declared	—	—	—	—	—
Weighted average common shares outstanding - basic and diluted	164,701,958	122,809,928	117,260,870	84,042,487	31,565,402

Balance Sheet Data
Total assets	$3,244,640	$5,418,487	$7,328,130	$6,268,583	$438,925

Common stock (no par value)	14,295,388	12,782,563	12,372,498	12,524,735	4,774,837

Total stockholders’ equity (deficit)	$(6,821,699)	$(2,897,012)	$(134,369)	$478,084	$(2,553,772)

All amounts are presented in U.S. dollars and in accordance with U.S. GAAP.

B.	Capitalization and indebtedness.

We are filing this Form as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Reasons for the offer and use of proceeds.

We are filing this Form as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.	Risk factors.

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

Since our inception in 2005, our expenses have substantially exceeded our revenues, resulting in continuing losses and an accumulated deficit of $31,861,864 at March 31, 2016. In addition, our net loss for the year ended March 31, 2016 was $4,961,549. Such operating losses are the result of limited revenues from our Prolieve sales not being sufficient to offset the expenses associated with the Prolieve operation and other corporate expenses. We expect to continue to experience operating losses unless and until we generate significant revenue from Prolieve, as well as the development of other new products and these products have been clinically tested, approved by the FDA or other regulatory authorities, and successfully commercialized.

We may not be able to generate significant revenue for the foreseeable future.

Prior to July 2012, we devoted our resources to maintaining and developing the APA 1000. We will not be able to market the APA 1000 until we have completed clinical testing and obtained all necessary governmental approvals. On July 26, 2012, we acquired from Boston Scientific Corporation the Prolieve Thermodilatation system business for the treatment of BPH and, since that time, we have assembled a sales and service team to market the Prolieve system. All of our current revenue is derived from sales of our single-use treatment catheters and treatments delivered through our mobile service. Our lack of product diversification means that we may be negatively affected by changes in market conditions and in regulation (including regulation affecting reimbursement for our products). In addition, at the present time our APA 1000 system is still in clinical testing stage and cannot be marketed until we have completed clinical testing and obtained necessary governmental approval. Accordingly, our revenue sources are, and will remain extremely limited until and unless our Prolieve system is marketed successfully and/or until our other new products are clinically tested, approved by the FDA or other regulatory authorities, and successfully commercialized. We cannot guarantee that our products will be successfully tested, approved by the FDA or other regulatory authorities, or commercialized, successfully or otherwise, at any time in the foreseeable future, if at all.

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

Our Chief Financial Officer (or “CFO”) serves only on a part-time basis and may be subject to conflicts of interest. The CFO devotes most of his working time to other business endeavors, which may lead to conflicts of interest, including deciding how much time to devote to our affairs. The CFO position is critical to our operations, and our failure to fill this position on a full-time basis may negatively impact our business and operations. It may also lead to the late filing of financial reports and other required disclosures, or the filing of noncompliant financial reports and other required disclosures, which could have numerous consequences, including administrative proceedings by the Securities and Exchange Commission (the “SEC”), claims under Section 10 of the Exchange Act and, if our Shares become listed on a national exchange, cease trade orders or the de-listing of the Shares on such exchange. Further, having a part-time CFO has, and may continue to, negatively impact the effectiveness of our disclosure controls and our internal controls over financial reporting. No assurances can be given that our CFO will transition to a full-time basis, or that we will be able to identify or afford a full-time qualified candidate for this position.

We operate with de-centralized management, and may be unable to hire additional personnel to support, manage and control our operations.

Our CFO performs his functions for us on a part-time, non-exclusive basis, and resides in Toronto, Canada. In the past, the combination of not having our CFO at our headquarters and being understaffed have contributed to the late filing of financial reports in Canada. These late filings resulted in temporary cease trade orders being issued, and a multi-month suspension of trading of our shares on the Toronto Venture Exchange (the “TSXV”). Although the Company has hired a qualified outside accounting consultant to minimize this risk, we will continue to operate with less than optimal support, management and control of our operations. We cannot assure you that our efforts will effectively minimize such risks. If we continue to operate with de-centralized management and insufficient staffing, it may have a material adverse effect on our business.

The loss of certain of our key personnel, or any inability to attract and retain additional personnel, could negatively affect our business.

Our future success depends to a significant extent on the continued service of certain key employees who have been intimately involved with, and primarily responsible for, the invention, development and commercialization efforts for our technology and products. The loss of services of those key employees could adversely affect our business and our ability to implement our business plan.

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

Mr. Tak Cheung Yam, a former director of the Company, through Integrated Assets Management (Asia) Ltd, currently owns 25,386,742 Shares, or 13.72% of the Company’s outstanding common stock and exercisable warrants to purchase an additional 18,595,833 Shares. If Mr. Yam chooses to exercise all these warrants, he will control 21.60% of our Common Stock. In addition, Mr. Yam, through Integrated Assets Management (Asia) Ltd, owns a convertible note that can be converted into 7,400,000 Shares. If Mr. Yam chooses to convert the note to Shares and to exercise all his warrants, he will effectively control 24.35% of our outstanding shares. As a result, Mr. Yam may have significant influence over our management, our decision-making process, our business strategy and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Mr. Yam’s interests may differ from those of other shareholders of the Company, and, Mr. Yam will have the ability to exercise influence over our business and may take actions that are not in our or our public shareholders’ best interests. Furthermore, this concentration of ownership may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change in control would benefit our other stockholders.

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

Our APA 1000 system and future products utilizing the adaptive phased array technology depend on the license agreement with MIT, and our immunotherapy and gene therapy development and commercialization efforts utilizing the heat-activated gene technology depend on the license agreement with Duke University to permit us to use patented technologies.

Our success depends, in substantial part, on our ability to maintain our rights under license agreements that grant us the rights to use patented technologies. We have entered into a license agreement with MIT under which we have exclusive rights to commercialize medical treatment products and procedures based on MIT’s Adaptive Phased Array technology. The MIT license agreement contains license fee, royalty and/or research support provisions, testing and regulatory milestones, and other performance requirements that we must meet by certain deadlines. In October 2015, the Company entered into an exclusive license agreement with Duke University regarding heat-activated and tumor-targeted immunotherapy and gene therapy. The license agreement with Duke University pertains to the patent rights of a Duke invention for the development of heat-activated and tumor-targeted immunotherapy and gene therapy for the treatment of cancers and other diseases. The Duke license agreement also contains license fee, royalty and/or research support provisions, testing and regulatory milestones, and other performance requirements that we must meet. If we breach these or other provisions of the license agreements, we could lose our ability to use the subject technologies and it could have a material adverse effect on our business.

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

Our Relationship with Ideal Concepts Inc. could cause us to effectively transfer rights to our technology in major markets in Asia, and to lose rights to sell and market our products in Asia.

In 2013 we formed a joint venture agreement with Ideal Concept Inc. to form Medifocus Holdings LLC. Medifocus Holdings LLC is subject to a variety of risks including, without limitation, obtaining adequate financing to operate the business, recruiting management with expertise to market, promote, and produce products and having the capability of obtaining required regulatory approvals from various foreign governments in order sell products. Our right to receive royalties from the sale of products by Medifocus Holdings LLC will prove to be worthless if there are no sales. Pursuant to the terms of our joint venture agreement, our equity ownership in Medifocus Holdings LLC had been reduced over the last two years and was eventually bought out in March 2016.

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

As of March 31, 2016, we have outstanding debt, warrants and options that are convertible or exchangeable into 120,741,310 Shares. Additionally, we may sell and issue additional Shares, or other securities that are convertible into Shares, in the future, in order to raise funds and for other purposes. The issuance of additional Shares, whether through the conversion of convertible notes, the exercise of warrants or options, or an issuance of Shares in connection with a financing, will dilute our current shareholders’ ownership in the Company, and will reduce shareholders’ voting power proportionally.

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

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies. Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected to utilize this extended transition period. However, while we have elected to utilize this extended transition period, our audited consolidated financial statements as of March 31, 2016 reflect the adoption of all required accounting standards for public companies.

A.	History and development of the company.

General

We are in the business of developing and selling medical device systems that deliver precisely focused, microwave-generated heat to diseased tissue, thereby destroying or shrinking it. We have developed two thermotherapy platforms for delivering this heat. The first platform delivers heat via a catheter that is inserted through a body opening directly to the diseased tissue. The catheter is attached to a modular, free-standing unit that generates controls and monitors the heat delivery. We refer to this platform as our “Endo-thermotherapy platform.” Our Prolieve Thermodilation System (“Prolieve”), utilized for the treatment of BPH, discussed below, uses this method. The Prolieve system has been commercialized and we are currently generating revenues from Prolieve operations, however, our operations have not been profitable through March 31, 2016.

Our second thermotherapy platform delivers heat to the diseased tissue via microwave beams delivered from outside of the body. The beams are precisely focused on the diseased tissue by utilizing sophisticated identification and targeting technology which we have licensed from MIT. This technology was originally developed at MIT as part of the United States’ “Star Wars” missile shield defense system, but we have adapted this technology for use in our products. With this method of heat delivery, a fine needle probe is inserted into the targeted tissue using conventional radio frequency positioning technology. This probe acts as a receptor for the microwave generated heat beams that are delivered to the targeted tissue from a module incorporating the MIT technology. We refer to this technology of heat delivery as our Adaptive Phased Array or “APA platform”. Our APA 1000 system for the treatment of breast cancer, discussed below, uses this technology. APA 1000 has not been approved for use by the FDA to treat locally advanced tumors in breast cancer patients. We have completed Phase I and Phase II clinical trials for APA 1000. We have begun conducting pivotal Phase III clinical trial, but the progress of the clinical trials has been slow due to insufficient funding. Subject to the availability of funds, we plan to fully resume the pivotal Phase III clinical trial in the future.

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

In addition to the two focused heat technology platforms, in October 2015, the Company entered into an exclusive license agreement with Duke University regarding Heat-Activated and Tumor-Targeted Immunotherapy and Gene Therapy. The exclusive license agreement pertains to the Patent Rights of a Duke invention for the development of heat-activated and tumor-targeted immunotherapy and gene therapy for the treatment of cancers and other diseases. The technology, described in the agreement as a “method for selective expression of therapeutic genes in cancer cells by hyperthermia,” provides the design basis for an adenoviral gene delivery construct that releases IL-12 upon activation by the temperature rise caused by focused thermotherapy. Temperature activation of pre-engineered adenovirus carrying the therapeutic genes injected intratumorally allows maximal release of the IL-12 therapeutics. Such spatial and temporal control of gene expression leads to enhanced efficacy and reduced treatment induced toxicity. The patent also provides for the possibility of adding other Cytokines and/or Biological Modifiers in combination with IL-12 within the construct to further enhance efficacy. The technology could provide Medifocus a foundation based on which it can build a novel pipeline of heat-activated and tumor-targeted genetic and molecular therapeutics for the treatment of cancers and other diseases.

History

Our business was started by Dr. Augustine Cheung, our Chief Executive Officer, as an outgrowth of his academic interest and work in the field of microwave technology and the thermotherapy treatment of disease while he was a professor at the University of Maryland and George Washington University. In 1982, he founded A.Y. Cheung Associates Inc. to pursue this work. A.Y. Cheung Associates Inc. changed its name to Cheung Laboratories, Inc. in 1984, and Cheung Laboratories Inc. subsequently changed its name to Celsion Corporation (“Celsion”) in 1998.

At Celsion, Dr. Cheung and his team began developing technologies for the treatment of BPH and breast cancer using thermotherapy technology, leading to the development and commercialization of the Prolieve system for the treatment of BPH. In 2007, Celsion sold the Prolieve system and technology to Boston Scientific Corporation (“Boston Scientific”) for $60 million. Dr. Cheung also began developing the APA 1000 system for the treatment of breast cancer. The rights to key elements of APA 1000 were licensed from MIT pursuant to an Exclusive Patent License Agreement (“Patent License Agreement”) dated October 24, 1997.

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

On July 24, 2012 we acquired the Prolieve technology and related assets from Boston Scientific pursuant to an Asset Purchase Agreement dated June 25, 2012, amended on July 24, 2012 (the “Asset Purchase Agreement”). The purchase price was $3,662,115, of which $2,535,610 was paid on the closing of the transaction. Additionally, we entered into a contingent consideration arrangement under which we will pay Boston Scientific up to $2,500,000, to be paid in quarterly installments at a rate of 10% of the sales of Prolieve products which is estimated to have contingent balance through March 31, 2018. Sales are defined as the gross amount invoiced for sales, distributions, licenses, leases, transfers, and other dispositions. At March 31, 2016, approximately $1,257,995 is due to Boston Scientific under the contingent consideration arrangement, of which $1,144,313 is past due.

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

The purpose of the Prolieve system is to provide a relatively painless and effective alternative to drug therapy and certain types of surgical procedures to treat the symptoms of BPH. Prolieve is a minimally invasive treatment option for BPH. Unlike other microwave-based BPH treatments, Prolieve utilizes both microwave heat, delivered via a catheter, and proprietary balloon compression to both heat the prostate and dilate the prostatic urethra, and to shrink enlarged prostate tissue. The 45-minute Prolieve treatment is administered on an outpatient basis in a physician’s office and can be done with topical anesthesia only. We estimate that approximately 100,000 patients have been treated since the FDA PMA was granted. Many patients treated with Prolieve experience immediate symptom relief. Based upon a study conducted by Boston Scientific (the “Prolieve Study”), patients treated with the Prolieve system experienced a symptom reduction of 22% three days following treatment. Furthermore, most patients that undergo the Prolieve treatment do not require post-treatment catheterization. Based upon the Prolieve Study, 94% of patients that underwent the Prolieve treatment were catheter free immediately following the treatment, and 100% of such patients were catheter free after three days. Accordingly, we believe that patients that undergo the Prolieve treatment should be able to resume their normal activities shortly after the treatment.

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

The Prolieve system is currently in use in the United States. Although it is generating revenue, (gross revenues of $4,534,940 for the year ended March 31, 2016) our Prolieve operations are not, and have never been profitable, and there can be no assurance that they will ever become profitable.

Since acquiring the Prolieve assets from Boston Scientific Corporation in July 2012, we have been concentrating our corporate development efforts on developing these assets into a business. We are focusing on increasing sales from our installed base of systems, from our mobile service, and independent distributors. We increased the number of persons directly supporting our Prolieve operations from 8 in July 2012 to 16 at March 31, 2016. However, we reduced the Prolieve operation staff from 21 at March 31, 2015 to 16 at March 16, 2016 to reduce our operating expenses. The Prolieve operations are currently supported by three management consultants, seven mobile technicians, one schedule coordinator, two persons responsible for regulatory compliance matters, and three engineering and support staff. In addition, the Company recently entered into distribution agreement with three independent distributors in certain territories in the U.S. and Puerto Rico.

Boston Scientific Corporation had sold approximately 250 Prolieve systems and approximately 80,000 disposable catheter kits in the United States prior to Boston Scientific Corporation’s sale of the Prolieve assets to us in 2012. Our current business strategy is utilize social media, key opinion leaders and centers of excellence to increase the utility and market presence of Prolieve. In the U.S. market, we do not intend to actively market the Prolieve system itself but, rather, our strategy is to grow revenue through the direct sale of disposable catheter kits to physicians with Prolieve systems installed and, increasingly, through independent third party distributors and our mobile service, which eliminates physicians’ need to purchase, and learn how to operate, the Prolieve system. However, if U.S. or international customers choose to purchase the Prolieve system itself, we will accommodate such costumers’ needs to the best of our ability.

We currently have approximately 165 systems that were acquired as part of the Prolieve asset purchase from Boston Scientific Corporation. We do not currently have an agreement with a manufacturer for the production of additional Prolieve systems, although we believe that there are several qualified medical device contract manufacturers, including Sanmina, that are capable of manufacturing the system if our current inventory is depleted. At this time, 100% of our revenues come from the sales of our disposable catheters used in each treatment or the provision of mobile services that provide therapy using our disposable catheters. The disposable catheters are manufactured in Mexico by Lake Region Medical Center, formerly known as Accelent Corporation. We currently have an agreement with Lake Region Medical Center to supply these catheters, pursuant to which we order the number of catheters we estimate we will need for a 12-month period. We have no other source of catheters at the present time. Due to the complicated nature of these kits, as well as FDA manufacturing standards imposed on suppliers, the Company does not believe that an alternate supplier of catheters is readily available.

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

Competition

There are several treatment options for BPH. The first is traditional surgery, known as trans-urethral resection procedure, or “TURP.” This surgery requires a hospital stay, sedation, and a post-operative recovery period. Further, we are aware that Urologix LLC offers minimally invasive, microwave-based, treatment with which we compete. Unlike the Urologix’ treatment, which solely utilizes heat, our Prolieve therapy combines heat and compression (via the inflated balloon). According to Medtech Insight, the surgical and minimally invasive treatment market for BPH is approximately $150 million in the U.S.

However, the majority of BPH patients undergoing treatment today choose medical therapy instead of surgery. Pursuant to such medical therapy, patients take daily doses of medicine to shrink the prostate in order to improve function. These medicines are known to cause side effects, and must be taken daily to be effective. We believe our Prolieve treatment can be a viable alternative to drug therapy due the demonstrated efficacy and side effect profile

Prescribed medicines for BPH treatment in major industrialized countries is currently believed to be approximately $4 billion annually. These medicines are manufactured and sold by some of the world’s largest pharmaceutical companies, including Eli Lilly, Glaxo Smith Kline and Merck & Co. These companies market their drugs to physicians and directly to the public through television, radio, the internet and conventional print media. With the substantial investment made by these companies in developing, commercializing and marketing these drugs, and the size of the BPH treatment market, these companies represent a significant competitive threat to our Prolieve therapy, and to our company. We are also aware that non-prescription herbal supplements promoted to relieve BPH symptoms are being aggressively marketed to the public; these products also compete with Prolieve.

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

Adaptive Phased Array Technology Illustration

Our current management team has been working with researchers at Massachusetts Institute of Technology (“MIT”) who had developed, originally for the U.S. Department of Defense, a microwave control technology known as “Adaptive Phased Array,” or “APA.” This technology permits properly designed microwave devices to focus and concentrate energy targeted at diseased tissue areas deep within the body and to heat them selectively, without adverse impact on surrounding healthy tissue. Since licensing the APA technology from MIT, our management team has been working together with Dr. Alan J. Fenn, the inventor of the patented technology. This collaboration has included technology transfer and technical/engineering assistance to develop and design our current APA Breast Cancer treatment device. In addition, Dr. Fenn has collaborated and advised the Company on the design of the clinical protocol, clinical study support, and device usage training of the current FDA breast cancer study, as well as assisting the Company in developing new clinical protocol and new treatment devices using the APA technology licensed from MIT.

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

As stated earlier, we are progressing at a very slow pace through Phase III clinical trials due to lack of funding, and are currently focusing our corporate activities and resources on expanding our Prolieve operations. We estimate that the cost of completing Phase III clinical trials will be approximately $7,500,000. We expect, subject to obtaining financing, to resume of the pivotal Phase III trial in the future. We previously negotiated arrangements with physicians and medical centers in the United States and Canada to conduct this trial. Because the pace of the trial has been slow, there can be no assurance that the persons and institutions with which we have previously made arrangements will be available to proceed on the same terms, or at all, when we are ready. In such event, we would then need to make alternative arrangements, of which there can be no assurance.

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

The JV Agreement states that, at the outset, Ideal Concept will own 60% of Medifocus Holding and we will own 40%. Through March 31, 2015, Medifocus Inc. has made total contributions to Medifocus Holding of approximately $214,735 in cash and Prolieve equipment. In addition to capital contributions, the shareholders are obligated to provide loans to the JV of up to HKD 4,000,000 (or approximately $520,000). Ideal Concept previously agreed, through November 8, 2014, to loan us the funds necessary to satisfy our portion of the required shareholder contributions to Medifocus Holding. Such loan would bear interest at 6% per year and be secured by our ownership interest in Medifocus Holding. No such loans were made to us by Ideal Concept and we did not make any further investments or loans in the joint venture. Pursuant to the terms of our joint venture, our equity ownership in Medifocus Holdings LLC had been reduced over the last two years and was eventually bought out by Ideal Concept in March 2016.

Pursuant to the terms of the JV Agreement and a License and Distribution Agreement dated as of November 8, 2013, Medifocus Holding will engage in clinical testing, and obtaining approval from China Food and Drug Administration of the People’s Republic of China (“CFDA”) for all products relating to Prolieve and the APA technology. Medifocus Holding has been in communication with the CFDA and continues to evaluate the regulatory requirements for commercialization of Prolieve in China. There is no assurance that the CFDA will approve Prolieve for commercialization in China. Additionally, Medifocus Holding has been in discussions with several hospitals in China regarding conducting clinical testing. As of the date of this annual report, no clinical testing has begun in China. During fiscal 2016, Medifocus Holding entered into a distribution agreement with a South Korea-based distributor to market Prolieve in South Korea, subject to regulatory approvals from the South Korean government.

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

Our main offices are located at 10240 Old Columbia Road, Suite G, Columbia, Maryland, 21040. We lease these premises, which comprise of 10,833 square feet of office and storage space. Our current annual rental is approximately $147,000 per year, which increases incrementally each year of the lease to approximately $150,000 in the final year of the lease. The lease expires on February 28, 2018.

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

Unless otherwise noted, all references to “$” or “dollar” refer to the United States dollar, the Company’s reporting and functional currency. Prior to fiscal year 2015, the functional currency of the Company and its subsidiaries was the Canadian dollar.

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

The Company currently owns three technology platforms with over 100 U.S. and international patents:

1.	The Endo-thermotherapy Platform is a catheter-based focused heat technology platform that utilizes natural body openings to deliver precise microwave thermotherapy to the diseased sites. The Prolieve Thermodilatation System for the treatment of BPH was developed based on the Endo-thermotherapy Platform. The same platform can potentially be used to treat cancers in prostate, rectum, cervix and esophagus.

2.	The Adaptive Phased Array Microwave Focusing Platform-invented by MIT and licensed to Medifocus, directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue. The APA technology was originally developed by MIT for military applications in the U.S. Department of Defense’ “Star Wars Program” to focus microwave energy on missiles, in order to detect and destroy them. The APA technology has been licensed exclusively to Medifocus for medical applications. The Company’s APA 1000 Breast Cancer Treatment System, developed from the APA technology platform, has received approval from the U.S. FDA and Health Canada to conduct the pivotal Phase III clinical trials. The APA Microwave Focusing Platform can provide the design basis for future focused heat cancer treatment systems for surface, subsurface and deep seated localized and regional cancers, such as lung and liver cancers. The progress of pivotal Phase III clinical trials has been very slow due to the lack of financial resources.

3.	The Heat-Activated and Tumor-Targeted Immunotherapy and Gene Therapy Technology-a patent exclusively licensed from Duke University for the development of heat-activated and tumor-targeted immunotherapy and gene therapy for the treatment of cancers and other diseases. The technology, described in the agreement as a “method for selective expression of therapeutic genes in cancer cells by hyperthermia,” provides the design basis for an adenoviral gene delivery construct that releases IL-12 upon activation by the temperature rise caused by focused thermotherapy. Temperature activation of pre-engineered adenovirus carrying the therapeutic genes injected intratumorally allows maximal release of the IL-12 therapeutics. Such spatial and temporal control of gene expression leads to enhanced efficacy and reduced treatment induced toxicity. The patent also provides for the possibility of adding other Cytokines and/or Biological Modifiers in combination with IL-12 within the construct to further enhance efficacy. The technology could provide Medifocus a foundation based on which it can build a novel pipeline of heat-activated and tumor-targeted genetic and molecular therapeutics for the treatment of cancers and other diseases. Currently we do not have the financial resources to initiate the research and development of the Duke technology.

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

Our $0.43 million promissory note made to a lender in July 2012 and the accrued but unpaid interest thereon, was originally due October 23, 2103. The lender previously extended the due date of this promissory note to June 30, 2014 and we are currently in discussion with the lender to negotiate an extension of the maturity date.

For the fiscal year ending March 31, 2015, the Company raised approximately $1.6 million from the sale of common stock and warrants (the “Units”). Each Unit was priced at $0.16 and consists of one Share, and a detachable stock purchase warrant to purchase one Share at $0.25 per share. The Company received gross proceeds prior to March 31, 2015 for common shares in the amount of $1,705,000 for future shares to be issued pursuant to a private placement offering. In May 2015, the Company issued 38,750,000 shares of common stock at the price of $0.044 per share for the $1,705,000 received.

For the fiscal year ending March 31, 2016, the Company raised gross proceeds of $775,000 from the sale of common stock and warrants (the “Units”). Each Unit was priced at $10,000 and consists of 200,000 Shares, and a detachable stock purchase warrant to purchase 100,000 Shares at $0.10 per share.

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

Our cash and cash equivalents of approximately $114,000 on hand at March 31, 2016 are not sufficient to fund operations through our fiscal year ending March 31, 2017. We will need to raise substantial additional capital in the near future to fund our future operations beyond our fiscal year ending March 31, 2016, and we anticipate that such financing transactions will likely be dilutive to our current shareholders. If we are not able to raise additional capital, we will need to take measures to further reduce our operating costs, including further reducing our staff, curtailing our research and development efforts and our clinical trials, and reducing the costs we plan spend to grow our Prolieve business. As such, we would not be able to achieve the growth of the Prolieve business, complete the development, testing and commercialization of our product candidates.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. In the accompanying consolidated financial statements, estimates are used for, but not limited to, the expected economic life and value of our licensed technology, allowance for doubtful accounts, value of contingent consideration, value of our debt issuances, accruals for estimated product returns, warrant relative fair value calculation, allowance for inventory obsolescence, allowance for our net operating loss carry forward and related valuation allowance for tax purposes and our stock-based compensation related to employees and directors, consultants and advisors.. Actual results could differ from those estimates.

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

Inventory

Inventory is valued at the lower of cost or market and consists primarily of console units and single-use treatment catheters. Current inventory of catheters consists of the direct costs of acquiring the inventory from vendors. Non-current inventory of console units, which were originally held for sale, were classified as property & equipment during the year ended March 31, 2016 as the Company began using the console units in operations. The carrying amount was adjusted prior to the transfer of the asset for any depreciation expense that would have been recognized had the asset been classified as held for sale. The Company recognized a loss on impairment of long-lived assets in other income (expense) of the statement of operations and comprehensive loss in the amount of $99,020, during the year ended March 31, 2016, related to transaction.

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

Contingent Consideration

In accordance with ASC 805, upon the purchase of Prolieve, the Company recognized a contingent consideration obligation as part of the consideration transferred in exchange for the acquired business. The initial measurement of the contingent consideration obligation was based on its estimated fair value. The contingent consideration obligation has been remeasured to fair value at each reporting date and will continue to be remeasured until the contingency is resolved. The changes in fair value are recognized in earnings. The contingent consideration obligation outstanding totaled $758,953 and $1,031,179 as of March 31, 2016 and 2015, respectively.

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

Recent Accounting Pronouncements

None of the accounting pronouncements we were required to or otherwise adopted in any of the periods contained in this report had a material impact on our results of operations, financial condition or cash flows. Additionally, we are evaluating all issued and unadopted Accounting Standards Updates and believe the adoption of these standards also will not have a material impact on our results of operations, financial position, or cash flows.

A.	Operating Results

Comparison of Fiscal Years Ended March 31, 2016 and 2015

The table below summarizes our results of operations for fiscal year ended March 31, 2016 and fiscal year ended March 31, 2015. Comparative numbers have been restated to conform to the presentation adopted in the current year.

	Year ended March 31,
	2016	2015
Sales
Products	$1,431,621	$1,212,224
Services	3,103,319	3,007,235

Total Sales	4,534,940	4,219,459

Costs of Sales
Products	710,620	665,382
Services	2,546,258	2,990,089

Total Costs of Sales	3,256,878	3,655,471

Gross Profit	1,278,062	563,988

Operating Expenses
Research and development	626,285	399,212
Sales and marketing	1,140,029	1,549,460
General and administrative	2,728,553	2,703,301

Total Operating Expenses	4,494,867	4,651,973

Loss from Operations	(3,216,805)	(4,087,985)

Other Income (Expense)
Net gain (loss) from equity method investment	100,000	(55,735)
Recognition of accumulated currency translation Adjustment	—	(203,533)
Foreign exchange gain (loss)	10,216	21,366
Loss from change in fair value of contingent consideration	(154,137)	(280,296)
Loss from impairment of long-lived assets	(99,020)	—
Loss from harmonized sales tax receivable	(208,138)	—
Interest and discount accretion	(1,393,665)	(1,365,267)

Total Other Income (Expense)	(1,744,744)	(1,883,485)

Net Loss	$(4,961,549)	$(5,971,470)

Sales

The Company’s revenue from the sale of its Prolieve system products and services increased from $4,219,459 in fiscal year 2015 to $4,534,940 in fiscal year 2016. Product sales during the years ending March 31, 2016 and 2015 consisted solely of single-use catheters. The increase of total sales for the year ended March 31, 2016 is due to a slight increase in customer base, in which the company expects continued increases of approximately 5% per year, as the company obtains increased market presence.

Costs of Good Sold, Costs of Services and Gross Profit

The costs of sales for products primarily include the cost of products sold to customers on a first-in first-out basis, along with amortization expense of our Prolieve intellectual property, warranty costs, warehousing costs, freight and handling charges. Costs of sales for services consist primarily of the costs to provide mobile services to our patients, including depreciation of our mobile consoles and vehicle fleet, and payroll and benefit costs.

Costs of goods sold as a percentage of product sales was 50% in fiscal year 2016 as compared to 55% in fiscal year 2015, and costs of services as a percentage of services sales was 82% in fiscal year 2016 as compared to 99% in fiscal year 2015. As a result, total gross profit increased, from $563,988 in fiscal year 2015 to a gross profit of $1,278,062 in fiscal year 2016. The gross profit related to our services increased as fixed amortization expense of our mobile consoles and vehicle fleet had a lesser impact. Additionally, the Company has become more efficient with the operations of services. We anticipate that as our sales continue to grow, margins on both product sales and services will become positive as the effect of fixed charges have a relative lesser impact on total margin.

Net Loss

Our net loss in fiscal year 2016 of $4,961,549 decreased 13.5% from our net loss of $5,971,470 in fiscal year 2015. The decrease is primarily the result of our increased gross profit and slight decreases in operating expenses and other income (expenses), as discussed below.

Research and Development Expenses

For the fiscal year ended March 31, 2016, the Company incurred research and development expenses of $626,825, a 57% increase from the $399,212 for the same period in 2015, primarily due to the expenses associated with the redesign of Prolieve consoles. Research and development expenses also consist of costs incurred with respect to the Prolieve post-marketing study, as well as costs related the Phase III clinical study for our APA 1000 Breast Cancer System,

Sales and Marketing Expenses

Sales and marketing expenses include the costs of our sales force (including labor, travel, stock-based compensation, and other direct marketing expenses) for Prolieve.

Sales and marketing expenses in fiscal year 2016 was $1,140,029, a decrease of 26% from 2015 expenses of $1,549,460. The decrease is primarily the result of the Company’s continued efforts to reduce costs, due to the limited cash resources available during the year, by eliminating certain sales positions and scaling back marketing activities and travel expenses.

General and Administrative Expenses

General and administrative expenses in fiscal year 2016 increased 1% to $2,728,553, from the fiscal year 2015 expenses of $2,703,301, as the Company incurred increased costs for stock based compensation offset by decreased salaries and other general and administrative costs.

Other Income (Expenses)

During the year ended March 31, 2016, other income (expenses) consisted of gain (loss) from our equity method investments, changes in the fair value of contingent consideration, foreign currency gain (loss), losses on impairment of long-lived assets, losses on write-off of harmonized tax receivable and interest and accretion expenses. Total other income (expense) of ($1,744,744) in FY 2016 reflects a decrease from our total other income (expense) of ($1,883,485) in FY 2015 primarily as a result of our gain in equity investment, decrease in our loss in the fair value of contingent consideration offset by a losses on the impairment of long-lived assets and write-off of HST receivables in FY 2016. Additionally in FY 2015, there was recognition of accumulated currency translation losses which did not occur in FY 2016. There were no significant changes in foreign currency gain (loss) and interest and accretion expenses during the years ended March 31, 2016 and 2015.

Comparison of Fiscal Years Ended March 31, 2015 and 2014

The table below summarizes our results of operations for fiscal year ended March 31, 2015 and fiscal year ended March 31, 2014:

	Year ended March 31,
	2015	2014
Sales
Products	$1,212,224	$2,704,593
Services	3,007,235	2,411,913

Total Sales	4,219,459	5,116,506

Costs of Sales
Products	665,382	1,167,493
Services	2,990,089	2,381,605

Total Costs of Sales	3,655,471	3,549,098

Gross Profit	563,988	1,567,408

Operating Expenses
Research and development	399,212	472,810
Sales and marketing	1,549,460	2,122,203
General and administrative	2,703,301	3,859,202

Total Operating Expenses	4,651,973	6,454,215

Loss from Operations	(4,087,985)	(4,886,807)

Total Other Income (Expense)	(1,883,485)	(1,106,090)

Net Loss	$(5,971,470)	$(5,992,897)

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

General and Administrative Expenses

General and administrative expenses in fiscal year 2015 decreased 30% to $2,703,301, from 2014 expenses of $3,859,202, as there was a decrease in legal and accounting fees, corporate salaries and related benefits and consultant fees as the company focused on operating more efficiently. Further, our expenses associated with legal, accounting and consulting fees were abnormally high in fiscal year 2014 because the company was going through the process of initial registration under the Exchange Act. The company continues to monitor operating costs and our efforts to the Prolieve business more efficiently.

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

The Company’s primary cash requirements are to fund operations, including research and development programs and collaborations, and to support general and administrative activities. The Company’s future capital requirements will depend on many factors, including, but not limited to:

•	sales of the Company’s Prolieve products and services;

•	pricing and payment terms with customers;

•	costs of the disposable catheter kits and payment terms with suppliers; and

•	capital expenditures and equipment purchases to support product launches

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

Our $0.43 million unsecured promissory note made to a lender in July 2012 (included in our contractual obligations table on page 42) and the accrued but unpaid interest of $CAD 0.2 million as of December 31, 2013, was originally due October 23, 2013. The lender has extended the due date of this promissory note to June 30, 2014 and we are currently in discussion with the lender to negotiate a payment plan for this note. Subsequent to March 31, 2015 we have made no principal and interest payments to the lender and are currently in negotiations with the lender regarding the extension of the due date. If such negotiations fail, the lender may declare all amounts due and payable immediately. The lender would not have a right to seize any of the Company’s assets because the promissory note is unsecured. Further, if the lender were to retain counsel or initiate litigation to enforce its rights and interests under the promissory note, the Company would be required to pay all reasonable costs and expenses of the lender.

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

For the fiscal year ending March 31, 2016, the Company received gross proceeds of $775,000 from the sale of common stock and warrants (the “Units”). Each Unit was priced at $10,000 and consists of 200,000 Shares, and a detachable stock purchase warrant to purchase 100,000 Shares at $0.10 per share.

The Company extends credit to customers on an unsecured basis and payment terms are typical 30 days from delivery or service. The Company’s receivables have increased significantly since its acquisition of Prolieve in July 2012 as a result of increasing sales of Prolieve products and services. Management assesses the collectability of its receivables based on a periodic customer-by-customer analysis, considering historical collection experience as well as customer-specific conditions; when a specific customer account is determined to be uncollectible the Company provides an allowance equal to the estimated uncollectible amounts. Receivables are written off when it is determined that amounts are uncollectible. The Company established an allowance for doubtful accounts of approximately $78,000 and $74,000 as of March 31, 2016 and 2015, respectively.

Our cash and cash equivalents of approximately $114,000 on hand at March 31, 2016 are not sufficient to fund operations through our fiscal year ending March 31, 2017. We estimate that the external funding requirement for the next 12 months will be at least $1.5 million to maintain the Prolieve business in the U.S. and the essential corporate activities. We will suspend the APA 1000’s Phase III clinical trials and the research and development activities in the heat-activated immunotherapy business unless we could secure funding specifically allocated for such purposes. If we are not able to raise additional capital, we will need to take certain measures to further reduce our operating costs, including reducing our staff, curtailing our research and development efforts and our clinical trials, and reducing the costs we plan to spend to operate our Prolieve business. As such, we would not be able to achieve the growth of the Prolieve business, complete the development, testing and commercialization of our product candidates. If adequate funding is not available, the Company will delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. The Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations.

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

Net Cash Used In/Provided By Operations

Net cash used in operating activities was $1,937,326 for the year ended March 31, 2016 compared to $2,821,240 during the same period in 2015. The reduction in the use of cash of approximately $883,914 is primarily due to the reduction in net loss, cash received from our accounts receivable, a reduction in our inventory levels and an increase in our non-cash expenses offset by a decrease in our accounts payable balances.

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

Net Cash Provided by/Used in Investing Activities

Net cash provided by investing activities for the year ended March 31, 2016 was due to the sale of the company investment which was previously written off. During the years ended March 31, 2016 and 2015 the company purchased property and equipment in the amount of approximately $64,000 and $45,000, respectively.

Net cash used in investing activities for the year ended March 31, 2015 was limited to purchases of property and equipment in the amount of approximately $45,000.

Net Cash Used in/Provided by Financing Activities

Net cash provided by financing activities was approximately $713,000 for the year ended March 31, 2016, compared to $2,826,786 in 2015. The company had decreases in financing activities during the year ending March 31, 2016, due the timing of when the funding was received. The decrease was offset as there were payments on the note payable during the year ending March 31, 2015 and there were no payments in 2016.

Net cash provided by financing activities was approximately $2,826,786 for the year ended March 31, 2015, compared to $5,540,000 for the year ended March 31, 2014. The higher amount during the year ended March 31, 2014, is due to the convertible note issuance which occurred at the end of the fiscal year.

C.	Research, Development, Patents and Licenses, etc.

For the fiscal years ended March 31, 2016, 2015 and 2014, the Company incurred research and development expenses of $626,285, $399,212 and $472,810, respectively. Research and development expenses include pre-market approval fees and other fees payable to the U.S. Food and Drug Administration (FDA), the costs of implementing a Quality Management System (“QMS”) system which has passed FDA audit, the costs of our technology transfer and post-marketing study related to our Prolieve product, as well as the costs incurred with respect to the Phase III clinical study for our APA 1000 Breast Cancer System. In fiscal year 2016, the Company incurred expense for the development of new Prolieve consoles.

D.	Trend Information

As a result of our acquisition of the Prolieve business in July 2012, for the first time in 2013 we had revenues and costs of sales and those sales increased significantly in 2014. We anticipate that sales of Prolieve products and service will increase over the next few years as a result of our continuing efforts to sell our products and services across the U.S. While we expect product sales to increase in 2016 over 2015 levels, we expect sales of our mobile services to decrease somewhat as we are using more independent third party distributors in certain territories.

We face significant competition from competitors with different approaches to treating BPH. In order to continue to grow our business and sales, our potential customers (primarily individual doctors and group medical practices) will need to embrace our technology and in some cases switch from competitors’ products and services. There can be no assurance that our potential customers will be able or willing to embrace our products and services at the cost acceptable to us, and that we will be able to continue or grow our business and sales.

We anticipate that as our sales continue to grow modestly, margins on both product sales and services will increase as the effect of fixed charges (such as amortization and depreciation expenses and to some extent warehousing costs) have a relative lesser impact on total margin. However, if we are unable to grow our business and sales, our gross margins will not increase as expected and we may continue to generate gross losses on products sales and/or sour mobile service.

E.	Off-Balance Sheet Arrangements

As of each of March 31, 2016 and 2015, the Company did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Tabular Disclosure of Contractual Obligations

The following are contractual commitments at March 31, 2016:

	Total	Year 1	Year 2	Year 3	Year 4	Thereafter
Office lease obligation	$352,427	$180,443	$171,984
Vehicle lease obligation	68,779	45,430	23,349
Long-term and short-term debt obligations (1)	7,257,493	7,257,493
Other contractual obligation (2)	50,000	10,000	10,000	10,000	10,000	10,000

Total	$7,728,699	$7,493,366	$205,333	$10,000	$10,000	$10,000

(1)	Excluding $2,190,867 remaining balance on contingent consideration payable to Boston Scientific Corporation pursuant to the Prolieve Assets Purchase Agreement. The Company shall make quarterly sales royalty payment equal to ten percent (10%) of the amount of Prolieve sales. As of March 31, 2016, approximately $310,000 of such payments had been made to Boston Scientific Corporation.
(2)	Excluding potential royalty arrangements with Massachusetts Institute of Technology and Celsion Corporation for various products once commercialized.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and senior management.

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

Name	Position with the Company	Date Position Started
Dr. Augustine Cheung	Chief Executive Officer, Director	August 28, 2008
John Mon	Chief Operating Officer	August 28, 2008
Mirsad Jakubovic	Chief Financial Officer	November 25, 2008
Douglas Liu	Director of Business Development	January 1, 2013
Grant B. Walsh	Chairman of Board of Directors	August 28, 2008
Joseph S. C. Chan	Director	August 28, 2008
Dr. Augustine P.Y. Chow	Director	August 28, 2008
Raymond Tong	Director	January 27, 2015

Dr. Augustine Y, Cheung, Ph.D., 69, was a Director of Celsion (Canada) Limited from January 2006 to November 2008 and previously President, Chief Executive Officer and a Director of Celsion Corporation (formerly Cheung Laboratories, Inc.) from February 1985 to March 2006. Dr. Cheung was assistant and associate Professor at the University of Maryland, School of Medicine (1974-1980) and Associate Professor of Engineering at the George Washington University (1980-1985). Dr. Cheung received the degrees of B.S., M.S. and Ph.D., all from the University of Maryland in 1969, 1971 and 1973, respectively. Dr. Cheung is a full-time member of the Company’s management team. Dr. Cheung is the brother-in-law of John Mon, the Company’s Chief Operating Officer.

John Mon, 64, has over 20 years’ experience in the medical device industry. From the late 1980s through 2008, Mr. Mon held various positions at Celsion, including VP Product Development, VP New Technology, General Manager, Corporate Secretary, and he has served as a director of Celsion. Additionally, he was responsible for global sales and marketing. During his 20 years with Celsion, Mr. Mon worked with the FDA to gain approval for IDE/Pre-market Approval/510K submissions. He also worked with surgical and oncology clinicians, electromagnetic (microwave) engineers and patent attorneys to develop various thermotherapy and breast cancer related devices. He has authored and co-authored a number of granted and pending patents in the field of microwave technology. Mr. Mon received his B.S. in Economics from the University of Maryland. He is the brother-in-law of Dr. Cheung, the Company’s Chief Executive Officer and President.

Mirsad Jakubovic, 53, is a chartered accountant. His experience includes working as the Director of Finance and Administration for Havana House Cigar and Tobacco Merchants Ltd., and as Director of Finance and Administration for Swatch Group Canada Ltd. Mr. Jakubovic received his MBA from the Richard Ivey School of Business and his B.Comm. from the University of Toronto.

Mr. Douglas Liu, 52, was a financial analyst with HII Enterprises Inc. in New York from 1994 to 1996, performing budget and cash flow preparation and analysis, as well as cross border joint venture investment evaluation. From 1996 to 2005, he was the assistant to the Chief Financial Officer and shareholders administrator at Celsion Corporation, assisting the management in budget and business plan development and analysis, in the structuring, negotiation and completion of multiple rounds of PIPE offerings. He also worked closely with auditors and securities attorneys in the preparation of Celsion Corp’s filings with the U.S. SEC. From 2005 to 2012, he was a private investor in various public and startup companies and occasionally worked as independent consultant in corporate finance matters. Mr. Liu graduated magna cum laude from the Ohio State University with a bachelor’s degree in finance and international business.

Mr. Joseph S.C. Chan, MBA, 70, was a director of Harmony Asset Limited from December 2006 to March 2015, a director of Champion Minerals Inc. from November 2009 to April 2015 and a director of MBMI Resources Inc. since April 2011. Mr. Chan has over 30 years of accounting and management experience. He obtained an MBA from Edinburgh Business School, Heriot Watt University, Scotland, U.K. He is a member of The Institute of Chartered Accountants of England and Wales, the Hong Kong Institute of Certified Public Accountants, as well as a member of the Chartered Professional Accountants of Ontario, Canada.

Dr. Augustine P.Y. Chow, M.Sc., Ph.D, 63, until May 2015, had served as the Chief Executive Officer of Harmony Asset Limited, a publicly listed investment company in Hong Kong and Toronto, since 1996. He is currently a director of Celsion Corporation (AMEX) and Kaisun Energy Group Ltd., and is a former director of Augyva Mining Resources Inc. (TSXV) and Jian ePayment Systems Limited (HKEX). From 1990 to 1998, Dr. Chow was the Chief Executive Officer of Allied Group of Companies. Dr. Chow received the degrees of M.Sc. from London Business School, Ph.D. from the University of South Australia, a DBA from Southern Cross University, and an Engineering Doctorate from the City University of Hong Kong. Dr. Chow also is a director of Gwynneth Gold Limited, a significant investor in our Company.

Grant B. Walsh, MBA, C.Dir., 67, is the Chairman of the Board of Directors of the Company. He also serves as Chairman and/ or Director of Canada Lands Company Limited (a Canadian Crown Corporation), Downsview Park Inc., Old Port of Montreal, Montreal Science Centre and Algoma University. He is also the Chairman and CEO of Walsh Delta Group Inc., a firm specializing in governance, strategy, leadership, and performance improvement. Mr. Walsh has served as a director and/or senior executive of various public, private, for-profit and not-for-profit healthcare and service organizations in both the United States and Canada. In addition to CEO roles, Mr. Walsh was Executive Vice President of the ServiceMaster Company in Chicago, Illinois, where he was accountable for $550 million in revenue, 30,000 employees, and 10,000 properties in 44 states and Canada. Assets under his leadership exceeded $30 billion. Mr. Walsh has been Executive-in-Residence and Adjunct Professor at the DeGroote School of Business of McMaster University. Mr. Walsh holds a Master of Business Administration degree from Southern Illinois University and a designation as a Chartered Director from McMaster University and the Conference Board of Canada. His undergraduate degree in English and Philosophy is from Roberts Wesleyan College.

Dr Raymond C. F. Tong, M.D., 57, is the Chief Executive Officer of Harmony Medical Inc, an Asian investment group active in the introduction and distribution of medical and healthcare products and services in China and the Asia. Dr. Tong obtained his medical degree from the University of Toronto. He is also an independent Director of Shanghai CP Guojian Pharmaceutical, the largest bio-pharmaceutical manufacturer in China, and is also Chairman of Shanghai Kedu Healthcare Group, one of the largest medical equipment distributor and third-party service provider in China, representing products from GE, Philips, Siemens and Kodak and other multi-nationals. Dr Tong’s earlier career included senior management positions in China with Pfizer and Ball Corporation. He was also responsible for the Healthcare Investment Division of CITIC Pacific in Hong Kong.

B.	Compensation.

Exchange Rate Table

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for each of the last five fiscal years. The average rate was calculated using the average of the exchange rates, as calculated on each day in the period.

Year	Average
2016 (through March 31)	0.7641
2015	0.8057
2014	0.9054
2013	0.9710
2012	1.0004
2011	1.0110

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for each month during the previous six months.

Month	Low	High
March 2016	0.7446	0.7709
February 2016	0.7112	0.7511
January 2016	0.6869	0.7218
December 2015	0.7162	0.7410
November 2015	0.7478	0.7653
October 2015	0.7536	0.7772

The exchange rates are based upon the noon buying rate as quoted by the Bank of Canada. At March 31, 2016, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled $0. 7711.

Summary Compensation Table

The following table sets out all annual and long-term compensation for services in all capacities to the Company for the fiscal years ended March 31, 2016, 2015, and 2014 in respect of the individuals who served as the Chief Executive Officer, the Chief Financial Officer, and Chief Operating Officer of the Company (collectively, the “Named Executive Officers”). Other than as disclosed below, no other executive officer received in excess of $150,000 in total salary, bonus and other compensation for the fiscal year ended March 31, 2016.

Name and Principal Position					Non-equity incentive plan compensation (S)
	Year	Salary	Share- Based Awards	Option-Based Awards (1)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All Other Compensation	Total Compensation
Dr. Augustine Y. Cheung CEO	2016	$181,892	—	$65,374	—	—	—	—	$247,266
	2015	$215,262	—	—	—	—	—	—	$215,262
	2014	$243,600		—					$243,600
Mirsad Jakubovic CFO	2016	$57,284		$15,435	—	—	—	—	$72,719
	2015	$75,000	—	—	—	—	—	—	$75,000
	2014	$75,000		—					$75,000
John Mon COO	2016	$206,846	—	$31,779	—	—	—	—	$238,625
	2015	$203,846	—	—	—	—	—	—	$203,846
	2014	$203,000	—	—	—	—	—	—	$203,000

Notes:

(1)	Options were granted December 17, 2015 and vested immediately. Each option has a term of five (5) years and an exercise price of $0.057. The fair value of the stock option grants were estimated at the date of the grant using a Black-Scholes option-pricing model in accordance with the standard methodology applicable to time vested stock option grants. The following assumptions were used in the model (being the same assumptions used for financial reporting purposes): risk-free interest rate of 1.12%, expected volatility in the market price of the Corporation’s shares of 106.03%, term-expected life of 2.5 years and a dividend yield of nil%

Option Grants

Incentive Option-Based Awards

The following tables set forth information in respect of all stock options granted to our Named Executive Officers and directors as of March 31, 2016. No options were granted as a result of repricing.

Executive Officers

	Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Dr. Augustine Y. Cheung CEO	3,600,000	$0.06	Dec-20-2020	—	—	—
Mirsad Jakubovic CFO	850,000	$0.06	Dec-20-2020	—	—	—
John Mon COO	1,750,000	$0.06	Dec-20-2020	—	—	—

Directors

	Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Joseph S. C. Chan	400,000	$0.06	Dec-20-2020	—	—	—
Dr. Augustine P.Y. Chow	400,000	$0.06	Dec-20-2020	—	—	—
Raymond Tong	400,000	$0.06	Dec-20-2020			—
Grant Walsh	700,000	$0.06	Dec-20-2020	—	—	—

Value Vested or Earned During the Year

No options were exercised by any director during the year ended March 31, 2016. All options issued to directors vested immediately at the date of issuance, December 20, 2015.

Compensation of Directors

Our directors of each receive an annual fee of CAD $20,000 as compensation for their services as directors. In addition, each committee chairman receives an additional CAD $15,000 annually. Directors are also eligible to participate in the Company’s Stock Option Plan (the “Option Plan”) on an on-going basis.

The following table sets out all annual and long-term compensation for services in all capacities to the Company for the fiscal year ended March 31, 2016 of each of the directors (other than named Executive Officers).

Name	Fees earned	Share-based awards	Option- based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
Joseph S. C. Chan	$26,732	—	$7,264	—	—	—	$33,996
Dr. Augustine P.Y. Chow	$15,275	—	$7,264	—	—	—	$22,539
Raymond Tong	$15,275	—	$7,264	—	—	—	$22,539
Grant Walsh	$26,732	—	$12,712	—	—	—	$39,444

Value Vested or Earned During the Year

No stock options were exercised by any director during the fiscal year ended March 31, 2016. The following table sets forth information in respect of all stock options granted to our directors during the year ended March 31, 2016.

	Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed
Joseph S. C. Chan – Director	400,000	$0.08	12/20/2020	—	—	—
Dr. Augustine P.Y. Chow – Director	400,000	$0.08	12/20/2020	—	—	—
Raymond Tong – Director	400,000	$0.08	12/20/2020			—
Grant Walsh – Director	700,000	$0.08	12/20/2020	—	—	—

Outstanding Options

Set forth below is a summary of the outstanding options under the Option Plan to purchase Shares as of March 31, 2016. All executive officers, directors and key employees of the Company, as a group:

Holder	Number of Shares Under Option	Date of Grant	Expiry Date	Exercise
Grant Walsh	700,000	December 20, 2015	December 20, 2020	$0.06
Joseph S. C. Chan	400,000	December 20, 2015	December 20, 2020	$0.06
Dr. Augustine P.Y. Chow	400,000	December 20, 2015	December 20, 2020	$0.06
Raymond Tong	400,000	December 20, 2015	December 20, 2020	$0.06
Dr. Augustine Cheung	3,600,000	December 20, 2015	December 20, 2020	$0.06
John Mon	1,750,000	December 20, 2015	December 20, 2020	$0.06
Mirsad Jakubovic	850,000	December 20, 2015	December 20, 2020	$0.06
Douglas Liu	1,000,000	December 20, 2015	December 20, 2020	$0.06
	9,100,000

Options Granted during Fiscal Year Ended March 31, 2016

During the year ended March 31, 2016, 9,100,000 stock options were granted to our executive officers, directors, and key employees. The following table sets out the options granted to such individuals during the year ended March 31, 2016.

Name	Securities Under Options Granted (#)	% of Total Options granted to Employees in the Financial Year	Exercise or Base Price	Market Value of Securities Underlying Options on the Date of Grant
Grant Walsh	700,000	8%	$0.06	$12,712
Joseph S. C. Chan	400,000	4%	$0.06	$7,264
Dr. Augustine P.Y. Chow	400,000	4%	$0.06	$7,264
Raymond Tong	400,000	4%	$0.06	$7,264
Dr. Augustine Cheung	3,600,000	40%	$0.06	$65,374
John Mon	1,750,000	19%	$0.06	$31,779
Mirsad Jakubovic	850,000	9%	$0.06	$15,435
Douglas Liu	1,000,000	11%	$0.06	$18,159

	9,100,000

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

At March 31, 2016 a total of 1,755,095 Shares have been issued to the following persons and in the following amounts.

Name	Title	Number of Shares Awarded
Dr. Augustine Cheung	CEO, & Director	792,058
Ernie Eves(1)	Director	500,000
John Mon	Chief Operating Officer	363,037
Mirsad Jakubovic	Chief Financial Officer	100,000

(1)	Mr. Eves is no longer a director of the Company.

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

Stock Option Plan

Our shareholders approved the Option Plan on November 28, 2012. The number of Shares reserved for issuance under the Option Plan may not exceed 10% of the total number of Shares issued and outstanding from time to time. At March 31, 2016, the Company had 184,984,215 shares outstanding. An aggregate of 10,100,000 options granted by the Company under the Option Plan remain outstanding to date and none of these options have been exercised. Accordingly, 8,398,422 options currently remain available for future grant under the Option Plan (based upon 10% of the aggregate number of issued and outstanding Shares at March 31, 2016).

The purpose of the Option Plan is to attract, retain and motivate persons as key service providers to the Company and to advance the interests of the Company by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

Options may be granted under the Option Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Shares may be listed or may trade from time to time. The number of Shares reserved for issue to any one person pursuant to the Option Plan within any one year period may not exceed 5% of the issued and outstanding Shares. The maximum number of Shares which may be reserved for issuance to insiders under the Option Plan, any other employee stock option plans or options for services is 10% of the aggregate number of issued and outstanding Shares at the date of grant (on a non-diluted basis). The maximum number of Shares which may be issued to insiders under the Option Plan, together with any previously established or proposed share compensation arrangements, within any one year period, is 10% of the aggregate number of issued and outstanding Shares. The maximum number of Shares which may be issued to any insider and his or her associates under the Option Plan, together with any previously established or proposed share compensation arrangements, within any one year period, is 5% of the aggregate number of issued and outstanding Shares at the date of grant (on a non-diluted basis). The maximum number of Shares which may be granted to any consultant under the Option Plan, any other employer stock option plans or options for services, within any one year period, is 2% of the aggregate number of issued and outstanding Shares at the date of grant (on a non-diluted basis). The maximum number of Shares which may be granted to any “investor relations person” under the Option Plan, any other employer stock option plans or options for services, within any one year period, is 2% of the aggregate number of issued and outstanding Shares at the date of grant (on a non-diluted basis).

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

Warrants

At March 31, 2016 we had the following warrants outstanding.

	Number #	Exercise Price $	Black-Scholes Values $	Expiry Date	Year of Issue
Share purchase warrants	18,367,263	0.20	1,354,394	6/8/2016	2012
Share purchase warrants	22,200,000	0.20	1,631,511	6/21/2016	2012
Share purchase warrants	8,336,400	0.30	745,316	12/18/2016	2013
Share purchase warrants	4,644,400	0.30	419,274	3/7/2017	2014
Share purchase warrants	10,281,250	0.25	1,034,209	9/15/2017	2015
Share purchase warrants	7,750,000	0.10	176,169	12/14/2017	2015

Outstanding, end of year	71,579,313		5,360,873

C.	Board practices.

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

The Audit Committee must be comprised of 3 or more members of the Board, all of whom must be considered independent. Our Chief Executive Officer is also considered an ex officio member of the Compensation Committee, and participates in all matters except the final recommendations regarding CEO compensation arrangements. The Compensation Committee meets at such times as the committee shall determine which is typically at least two times per fiscal year.

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

At March 31, 2016, we had 17 employees, decreased from 26 employees at March 31, 2015. This decrease is a result of our continued efforts to restructure the Prolieve business and operate our business more efficiently.

Of our full time employees, eight are Prolieve mobile service technicians. The rest are corporate management, engineering, regulatory compliance and support staff.

None of our current employees are members of a labor union and, consequently, there is no relationship between our management and any labor union.

E.	Share ownership.

The following table sets forth the shareholdings of the Company’s directors and senior management at March 31, 2016.

NAME	SHARES OWNED	SHARE CONVERTIBLE FROM OPTIONS OR WARRANTS VESTED OR VESTING WITHIN 60 DAYS	BENEFICIAL OWNERSHIP	PERCENTAGE OF OUTSTANDING SHARES*
Dr. Augustine Cheung	6,727,370	4,372,500	11,099,870	5.86%
John Mon	1,141,667	2,436,667	3,578,334	1.91%
Mirsad Jakubovic	2,223,758	970,000	3,193,758	1.72%
Douglas Liu	250,000	1,100,000	1,350,000	0.73%
Joseph S. C. Chan	1,068,182	400,000	1,468,182	0.79%
Dr. Augustine P.Y. Chow	850,000	400,000	1,250,000	0.67%
Grant B. Walsh	1,268,182	700,000	1,968,182	1.06%
Raymond C. Tong	90,909	400,000	490,909	0.26%

Officers & Directors, as a group	13,620,068	10,779,167	24,399,235	12.46%

*	At March 31, 2016, the Company had 184,984,215 Shares outstanding.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major shareholders.

At June 7, 2016, we had 184,984,215 Shares outstanding. To the knowledge of our directors and senior officers, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Shares carrying more than 5% of our outstanding Shares:

Name	No. of Shares		Percentage	Natural Persons(7)
Integrated Asset Management (ASIA) Limit	51,382,575	(1)	24,35%	Tak Cheung Yam
Gwynneth Gold Limited	35,528,114	(2)	17.44%	Vincent Cheung
Augustine Y. Cheung	11,099,870	(3)	5.86%	N/A
Chatwin Management Limited	16,366,666	(4)	8.45%	Temmy Wong
Star Example Limited	13,333,334	(5)	6.96%	Kwong Chi Shing Savio
Shuk Ling Lam	12,000,000	(6)	6.35%	N/A

Notes:

(1).	Includes warrants to purchase 13,333,333 Shares at $0.20 per Share, warrants to purchase 3,700,000 Shares at $0.30 per Share and warrants to purchase 1,562,500 Shares at $0.25 per Share, and the 7,400,000 Shares that could be issued after June 18, 2014 pursuant to the terms of a convertible promissory note.
(2).	Includes warrants to purchase 12,400,001 Shares at $0.20 per Share, warrants to purchase 1,580,000 Shares at $0.30 per Share and warrants to purchase 1,562,500 Shares at $0.25 per Share, and 3,160,000 Shares that could be issued after June 18. 2014 pursuant to the terms of a convertible promissory note.
(3).	Includes stock options to purchase 3,600,000 Shares at $0.08 per Share and warrants to purchase 772,500 Shares at $0.20 per Share.
(4).	Includes warrants to purchase 6,666,667 Shares at $0.20 per Share, warrants to purchase 700,000 Shares at $0.30 per Share, and the 1,400,000 Shares that could be issued after June 18 2014 pursuant to the terms of a convertible promissory note.
(5).	Includes warrants to purchase 6,666,667 Shares at $0.20 per Share.
(6).	Includes warrants to purchase 4,000,000 Shares at $0.10 per Share.
(7).	The individuals listed in this column represent the natural persons who have or share the power to direct the voting or disposition of the securities listed, or to receive the economic benefit of ownership of such securities.

At May 30, 2016, we had 59 U.S. shareholders of record, holding 35,836,242 Shares, which represented approximately 19% of our outstanding Shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

B.	Related party transactions.

No executive officer, director, or person owning at least 5% of our Shares, or any affiliate thereof, has or any has had any material interest, directly or indirectly, in any transaction involving our company since April 1, 2010, or in any proposed transaction involving our company.

In February 2015, Mr. Tak Cheung Yam, a former director of the Company, through Integrated Assets Management (Asia) Ltd, purchased 9,090,909 Shares in a private offering. Mr. Yam paid $0.044 per Share, for an aggregate purchase price of $400,000. Further, Mr. Yam, through Integrated Assets Management (Asia) Ltd, currently owns 25,386,742 Shares, or 13.72% of the Company’s outstanding common stock. Integrated Assets Management (Asia) Ltd also owns exercisable warrants to purchase an additional 18,595,833 Shares. If Mr. Yam chooses to exercise all these warrants, he will control 21.6% of our Common Stock. In addition, Mr. Yam, through Integrated Assets Management (Asia) Ltd, owns a convertible note that can be converted into 7,400,00 Shares. If Mr. Yam chooses to convert the notes to Shares, and to exercise all his warrants, he will effectively control 24.35% of our outstanding shares.

C.	Interests of Experts and Counsel

We are filing this Form as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 8.	Financial Information.

A.	Consolidated statements and other financial information.

See “Item 18. Financial Statements.”

Litigation

During the year ended March 31, 2015, the Company was included on a complaint related to Prolieve treatment. The plaintiff’s counsel offered to dismiss the Company from the lawsuit in exchange for a waiver of fees and costs which was approximately $4,500. The company expects the case to be dismissed in the near future.

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

Except as disclosed in the notes to the audited financial statements, there have been no significant changes since the date of the Company’s audited financial statements at March 31, 2016.

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

The annual high and low market prices in Canadian dollars for the common shares of the Company for the five most recent fiscal years as traded on the TSXV were as follows:

Fiscal Year Ended March 31,	Low (Cdn$)	High (Cdn$)
2016	0.04	0.16
2015	0.04	0.22
2014	0.12	0.25
2013	0.10	0.31
2012	0.12	0.33

The quarterly high and low market prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent fiscal years as traded on the TSXV were as follows:

Quarter Ended	Low (Cdn$)	High (Cdn$)
March 31, 2016	0.04	0.08
December 31, 2015	0.04	0.06
September 30, 2015	0.05	0.14
June 30, 2015	0.04	0.16
March 31, 2015	0.04	0.11
December 31, 2014	0.08	0.12
September 30, 2014	0.10	0.16
June 30, 2014	0.12	0.22

The monthly high and low market prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSXV were as follows:

Month	Low (Cdn$)	High (Cdn$)
May 2016	0.04	0.05
April 2016	0.05	0.05
March 2016	0.05	0.05
February 2016	0.04	0.05
January 2016	0.05	0.08
December 2015	0.04	0.07

The closing price of our Shares on the TSXV on March 31, 2015 was $0.04 (Canadian dollars).

The OTCQX

The annual high and low market prices in U.S. dollars for the common shares of the Company for the five most recent fiscal years as traded on the OTCQX were as follows:

Fiscal Year Ended March 31,	Low ($)	High ($)
2016	0.02	0.12
2015	0.03	0.19
2014	0.11	0.25
2013	0.11	0.35
2012	0.08	0.35

The quarterly high and low market prices in U.S. dollars for the common shares of the Company for each quarterly period within the two most recent fiscal years as traded on the OTCQX were as follows:

Quarter Ended	Low ($)	High ($)
March 31, 2016	0.03	0.06
December 31, 2015	0.02	0.05
September 30, 2015	0.04	0.11
June 30, 2015	0.03	0.12
March 31, 2015	0.03	0.09
December 31, 2014	0.07	0.11
September 30, 2014	0.09	0.14
June 30, 2014	0.12	0.19

The monthly high and low market prices in U.S. dollars for the common shares of the Company for the most recent six months as traded on the OTCQX were as follows:

Month	Low ($)	High ($)
May 2016	0.03	0.04
April 2016	0.03	0.04
March 2016	0.03	0.04
February 2016	0.03	0.04
January 2016	0.03	0.06
December 2015	0.02	0.05

The closing price of our Shares on the OTCQX on March 31, 2016 was $0.03.

B.	Plan of distribution.

We are filing this Form as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Markets.

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

License Agreements in Connection with Duke University

On October 6, 2015, the Company entered into an exclusive patent license agreement with Duke University for the development of heat-activated and tumor-targeted immunotherapy and gene therapy for the treatment of cancers and other diseases. The technology, described in the agreement as a “method for selective expression of therapeutic genes in cancer cells by hyperthermia,” provides the design basis for an adenoviral gene delivery construct that releases IL-12 upon activation by the temperature rise caused by focused thermotherapy. Temperature activation of pre-engineered adenovirus carrying the therapeutic genes injected intratumorally allows maximal release of the IL-12 therapeutics. Such spatial and temporal control of gene expression leads to enhanced efficacy and reduced treatment induced toxicity. The patent also provides for the possibility of adding other Cytokines and/or Biological Modifiers in combination with IL-12 within the construct to further enhance efficacy. The technology could provide Medifocus a foundation based on which it can build a novel pipeline of heat-activated and tumor-targeted genetic and molecular therapeutics for the treatment of cancers and other diseases.

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

A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in real or immovable property situated in Canada including Canadian real estate, Canadian timber resource properties, Canadian mineral resource properties, and options in respect of property of the aforementioned (b) the common share formed part of the Business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

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

This discussion does not address any U.S. estate, gift or alternative minimum tax consideration or tax considerations arising under the laws of any state, local or non –U.S. jurisdiction. Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local, non-U.S. and other tax consequences of owning and disposing of our Shares.

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

We are exposed to various market risks including interest rate risks, foreign currency exchange risks and equity price risks, which may affect our results of operations and financial condition and, consequently, the value of our company. We currently do not hedge interest rate exposure or foreign currency exchange exposure. We have not used derivative financial instruments for speculation or trading purposes.

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

Exchange Rate Risk

The Company’s reporting and functional currency is the U.S. dollar and, accordingly, the Company reports its financial results in U.S. dollars. The Company’s has certain transactions in the Canadian dollar. As a result, assets and liabilities maintained in the Canadian dollar are translated into U.S. dollars based on exchange rates at the end of every reporting period; income and expense items transacted in the Canadian dollar are translated at the average exchange rates prevailing during the reporting period.

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

Convertible Notes

In fiscal 2014, the Company issued 554 Units of 8% Redeemable Promissory Convertible Notes (the “Notes”) together with Series C Stock Purchase Warrants (the “Warrants”) to various accredited investors in an offering exempt from registration in the U.S pursuant to regulations D and S under the U.S. Federal Securities rules and regulations, receiving gross proceeds of $5,540,000. The Company has accrued interest of $781,050 owing to holders of the convertible debentures as of March 31, 2016, of which $657,636 is past due, and is in a technical default of the terms of the debentures. The investors have not accelerated the terms of the debenture.

Note Payable

In fiscal 2013, the Company raised bridge financing of approximately $435,000. The bridge financing lender received a promissory note, with interest is payable at 2% per month after October 23, 2012. The original maturity date of the promissory notes was October 23, 2013 and was subsequently extended until June 30, 2014. The company made principle payments of approximately $178,000 during the year ended March 31, 2015. As at March 31, 2016, the note remains matured and the Company will attempt to discuss with the lender on a further extension of the maturity date.

Boston Scientific Corporation

On July 24, 2012 the Company purchased from Boston Scientific Corporation (“BSC”), in a taxable transaction, all of the assets, relating to the Prolieve Thermodilatation System (“Prolieve”), a FDA approved device for the treatment of Benign Prostatic Hyperplasia (“BPH”). The maximum amount of $2,500,000 is payable as contingent consideration pursuant to the terms of the agreement. The contingent consideration is payable quarterly at a rate of 10% of sales of Prolieve products. As of March 31, 2016, $1,257,995 of royalties is due to Boston Scientific Corporation, of which $1,144,313 is past due.

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

As required under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2016. Based on such evaluation, we have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, as appropriate, to allow timely discussions regarding required disclosure.

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

Our management has evaluated, with the participation of our Chief Executive Officer, changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the year ended March 31, 2016. In connection with such evaluation, there have been no changes to our internal control over financial reporting that occurred during the year ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting. While there have been no significant changes, we have assessed our internal controls as having significant deficiencies and will be taking steps during fiscal 2017 to remedy such.

Item 16.	[Reserved].

Item 16A.	Audit Committee Financial Expert.

The Board determined that Mr. Joseph S. C. Chan is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act, and that Mr. Chan is independent.

Item 16B.	Code of Ethics.

The Company has adopted a “Code of Ethics and Business Conduct”, applicable to all executives and employees. The Code of Ethics and Business Conduct sets forth provisions relating to honest and ethical conduct (including the handling of conflicts of interest), compliance with applicable laws, rules and regulations and accountability for adherence to the provisions of the Code of Ethics and Business Conduct. Our Board of Directors has charged the Audit Committee with enforcement of this Code of Business Conduct and Ethics. This Code of Business Conduct and Ethics applies to our President and Chief Executive Officer, Chief Financial Officer, each member of the Board of Directors, and all employees. The Code of Business Conduct and Ethics is filed as exhibit.

Item 16C.	Principal Accountant Fees and Services.

The following summarizes the total fees billed by our external auditors for each of the years ended March 31, 2016 and March 31, 2015. All dollar amounts are exclusive of applicable taxes.

	2016	2015
Audit Fees	$40,000	$52,500
Audit-Related Fees	$4,000	$3,750
Tax Fees	$27,075	$7,500
All Other Fees	$15,000	—

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

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

We do not currently have a pre-approval policy regarding the services performed by our independent auditors. Rather, our shareholders appoint our independent auditors at our Annual Meeting of Shareholders, and authorize our directors to fix the auditor’s remuneration. At our Annual Meeting of Shareholders held in January 2015, our shareholders appointed Stegman & Company (“Stegman”) as our independent auditor, and authorized our directors to fix Stegman’s remuneration. At our Annual Meeting of Shareholders held in January 2014, our shareholders appointed Sievert & Sawrantschuk, LLP as our independent auditors. We have not held an Annual Meeting of Shareholders since January 2015, accordingly, our Audit Committee appointed Stegman as our independent auditor.

We intend on developing and implementing a pre-approval policy with respect to the services performed by independent auditors in the near future.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The Company did not purchase any of its common shares during the financial year ended March 31, 2016.

Item 16F.	Change in Registrant’s Certifying Accountant.

There has been no change in the Registrant’s Certifying Accountant.

Item 16G.	Corporate Governance.

Not applicable.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

See “Item 18. Financial Statements.”

Item 18.	Financial Statements.

The following financial statements have been filed as part of this annual report.

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets of the Company for the years ended March 31, 2016 and 2015

•	Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2016, 2015 and 2014

•	Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the years ended March 31, 2016, 2015 and 2014

•	Consolidated Statements of Cash Flows for the years ended March 31, 2016, 2015, and 2014

•	Notes to the Consolidated Financial Statements

Item 19.	Exhibits.

(a) The following documents are filed as part of this annual report.

Exhibit No.	Exhibit

1.1*	Certificate of Incorporation of Medifocus Inc.

1.2*	Articles of Amendment to Certificate of Incorporation of Medifocus Inc.

1.3*	By-Law No. One of Medifocus Inc.

1.4*	By-Law No. Two of Medifocus Inc.

2.1*	Form of Common Stock Certificate

4.1*	Asset Purchase Agreement dated as of June 25, 2012 between Boston Scientific Corporation, Affiliates of Boston Scientific Corporation, and Medifocus Inc.

4.2*	Amendment No. 1, dated July 24, 2012, to Asset Purchase Agreement between Boston Scientific Corporation and Medifocus Inc

4.3*	Bill of Sale and Assignment, dated July 24, 2012, between Boston Scientific Corporation and Medifocus Inc.

4.4*	Transition Services Agreement, dated July 24, 2012, between Boston Scientific Corporation and Medifocus Inc.

4.5*	Non-Exclusive License Agreement, dated July 24, 2012, between Medifocus Inc. and Boston Scientific Corporation (Buyer Out-License Agreement)

4.6*	Non-Exclusive License Agreement, dated July 24, 2012, between Medifocus Inc. and Boston Scientific Corporation (Seller Out-License Agreement)

4.7*	Patent Assignment dated July 24, 2012 between Boston Scientific Corporation, Boston Scientific Scimed, Inc., and Boston Scientific Limited (collectively, the “Assignors”) and Medifocus Inc. (“Assignee’)

4.8*	Trademark Assignment dated July 24, 2012 between Boston Scientific Scimed, Inc. (“Assignor”) and Medifocus Inc. (“Assignee”)

4.9*	Assumption Agreement dated July 24, 2012 between Boston Scientific Corporation and Medifocus Inc.

4.10*	Patent License Agreement dated October 24, 1997 between Massachusetts Institute of Technology and Cheung Laboratories, Inc.

4.11*	First Amendment to Patent License Agreement, effective May 23, 2002, between Massachusetts Institute of Technology and Celsion Corporation

4.12*	Second Amendment to Patent License Agreement, effective March 7, 2005, between Massachusetts Institute of Technology and Celsion Corporation

4.13*	Third Amendment to Patent License Agreement, effective June 16, 2007, between Massachusetts Institute of Technology and Celsion (Canada) Limited

4.14*	Fourth Amendment to Patent License Agreement, effective June 1, 2009, between Massachusetts Institute of Technology and Medifocus Inc.

4.15*	Fifth Amendment to Patent License Agreement, effective March 29, 2013, between Massachusetts Institute of Technology and Medifocus Inc.

4.16*	Sixth Amendment to Patent License Agreement, effective July 15, 2013, between Massachusetts Institute of Technology and Medifocus Inc.

4.17*	Agreement dated January 16, 2006 between Celsion USA, Celsion Canada, and Dr. Augustine Cheung

4.18*	Agreement dated November 8, 2013 between Medifocus Inc. and Ideal Concept Group Limited

4.19*	License and Distribution Agreement dated as of November 8, 2013, between Medifocus Inc. and Medifocus Holding Limited (BVI)

4.20*	Letter Agreement dated June 27, 2013 between Medifocus Inc. and Maxim Group LLC

4.21*	Engagement Letter dated June 27, 2013 between Medifocus Inc. and Maxim Group LLC

4.22*	Advisory Services Agreement, dated September 19, 2013, between Healthios Capital Markets LLC and Medifocus Inc.

4.23*	Letter Agreement dated January 5, 2014 between Medifocus Inc. and Ernie Eves (regarding Mr. Eves’ resignation from the Medifocus Inc. Board of Directors)

4.24*	Letter Agreement dated February 25, 2014, between Medifocus, Inc. and Maxim Group LLC

4.25*	Stock Option Plan (Approved by the Company’s shareholders on January 16, 2014)

4.26**	Medical Product Manufacturing Services Agreement, dated March 11, 2004, between Celsion Corporation and VENUSA Corporation, as subsequently assigned by Celsion Corporation to the Company.

4.27**	Option Agreement, effective May 1, 2015, between Medifocus Inc. and Duke University

4.28#	License Agreement, effective October 6, 2015, between Medifocus Inc. and Duke University

4.29#	Code of Business Conduct and Ethics adopted by the Board of Directors on December 16, 2015

8.1*	List of wholly-owned subsidiaries

12.1#	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2#	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1#	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2#	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Stegman & Company, Certified Public Accountants

*	Previously filed with the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on September 17, 2014
**	Previously filed with Amendment No. 2 to the Company’s Registration Statement on Form 20-F/A, filed with the Securities and Exchange Commission on November 14, 2014.
#	Filed herewith

(b) Financial Statement Schedules

None.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEDIFOCUS INC.

/s/ Augustine Cheung, Ph.D.
Augustine Cheung, Ph.D.
President and Chief Executive Officer

Date: June 9, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit

4.28#	License Agreement, effective October 6, 2015, between Medifocus Inc. and Duke University

4.29#	Code of Business Conduct and Ethics adopted by the Board of Directors on December 16, 2015

12.1#	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2#	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1#	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2#	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Stegman & Company, Certified Public Accountants

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MEDIFOCUS, INC.

Consolidated Financial Statements as of March 31, 2016 and 2015 and for each of the years in the three-year period then ended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Medifocus, Inc.

Columbia, Maryland

We have audited the accompanying consolidated balance sheets of Medifocus, Inc. and Subsidiary (the “Company”) as of March 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in stockholder’s equity, and cash flows for each of the years in the three-year period ended March 31, 2016. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medifocus, Inc. as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Stegman & Company

Baltimore, Maryland

May 27, 2016

MEDIFOCUS, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in U.S. dollars)

	March 31, 2016	March 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$113,946	$1,312,479
Accounts receivable, net	660,637	1,057,705
Inventory, net	62,554	79,604
Deferred financing costs	91,698	191,228
Other assets	14,214	38,800

Total Current Assets	943,049	2,679,816

Inventory, net	—	190,276
Property and equipment, net	510,141	469,035
Deferred financing costs, long term	—	91,698
Deposits	271,330	221,330
Intangible assets, net	1,520,120	1,766,332

Total Assets	$3,244,640	$5,418,487

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$864,022	$606,527
Accrued expenses	797,141	568,919
Accrued interest payable	1,082,502	567,955
Promissory notes payable	274,890	282,303
Payable to Boston Scientific Corporation	1,257,995	831,632
Contingent consideration, current portion	461,211	440,663
Convertible notes payable (net of discount), current portion	5,030,836	4,426,984

Total Current Liabilities	9,768,597	7,724,983

Contingent consideration	297,742	590,516

Total liabilities	10,066,339	8,315,499

Commitments and contingencies (Note 8)
Stockholders’ deficit:
Common stock (no par value), unlimited shares authorized, 184,984,215 and 127,542,120 shares issued and outstanding as of March 31, 2016 and March 31, 2015, respectively.	14,295,388	12,782,563
Common stock issuable	—	1,561,000
Additional paid-in capital	10,744,777	9,659,740
Accumulated deficit	(31,861,864)	(26,900,315)

Total Stockholders’ Deficit	(6,821,699)	(2,897,012)

Total Liabilities and Stockholders’ Deficit	$3,244,640	$5,418,487

See accompanying notes to consolidated financial statements.

MEDIFOCUS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in U.S. dollars)

	Year ended March 31,
	2016	2015	2014
Sales
Products	$1,431,621	$1,212,224	$2,704,593
Services	3,103,319	3,007,235	2,411,913

Total Sales	4,534,940	4,219,459	5,116,506

Costs of Sales
Products	710,620	665,382	1,167,493
Services	2,546,258	2,990,089	2,381,605

Total Costs of Sales	3,256,878	3,655,471	3,549,098

Gross Profit	1,278,062	563,988	1,567,408

Operating Expenses
Research and development	626,285	399,212	472,810
Sales and marketing	1,140,029	1,549,460	2,122,203
General and administrative	2,728,553	2,703,301	3,859,202

Total Operating Expenses	4,494,867	4,651,973	6,454,215

Loss from Operations	(3,216,805)	(4,087,985)	(4,886,807)

Other Income (Expense)
Net gain (loss) from equity method investment	100,000	(55,735)	(159,000)
Recognition of accumulated foreign currency translations adjustments	—	(203,553)	—
Foreign exchange gain (loss)	10,216	21,366	(24,398)
Loss from change in fair value of contingent consideration	(154,137)	(280,296)	(705,355)
Loss from impairment of long-lived assets	(99,020)	—	—
Loss from write off harmonized sales tax receivable	(208,138)	—	—
Interest and discount accretion	(1,393,665)	(1,365,267)	(217,337)

Total Other Income (Expense)	(1,744,744)	(1,883,485)	(1,106,090)

Net Loss	(4,961,549)	(5,971,470)	(5,992,897)
Other Comprehensive Income (Loss)	—	203,553	(116,524)

Net Comprehensive Loss	$(4,961,549)	$(5,767,917)	$(6,109,421)

Net Loss per share basic and diluted	$(0.03)	$(0.05)	$(0.05)

Weighted average common shares outstanding—basic and diluted	164,701,958	122,809,928	117,260,870

See accompanying notes to consolidated financial statements.

MEDIFOCUS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars)

	Year ended March 31,
	2016	2015	2014
Net Loss	$(4,961,549)	$(5,971,470)	$(5,992,897)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion of deferred financing costs and debt discount	795,080	712,841	122,251
Depreciation and amortization	360,355	360,886	357,697
Stock-based compensation	183,410	—	94,801
Loss on change in fair value of contingent consideration	154,137	280,296	705,355
(Gain) loss from equity method investment	(100,000)	55,735	159,000
Loss on write-off of harmonized sales tax receivable	208,138	—	—
Loss on impairment of long-lived asset	99,020	—	—
Provisions for bad debts and warranties	17,678	71,367	46,000
Recognition of accumulated foreign currency translation adjustments	—	203,553	—
Loss on fixed asset disposal	—	4,374	—
Changes in operating assets and liabilities
Decrease (increase) in accounts receivable	165,655	844,589	(1,334,881)
Decrease (increase) in inventory	17,050	439,159	(146,124)
Decrease (increase) in other current assets	24,586	(7,250)	(6,824)
(Increase) decrease in deposits	(50,000)	20,977	57,693
Increase in deferred financing costs	—	—	(467,357)
Increase (decrease) in accounts payable	257,495	(409,730)	489,371
Increase in accrued expenses	373,035	193,050	374,516
Increase in accrued interest	518,584	380,383	79,408

Net cash used in operating activities	(1,937,326)	(2,821,240)	(5,461,991)

INVESTING ACTIVITIES:
Purchase of fixed assets	(63,993)	(44,653)	(16,059)
Sale of (investment in) equity method investment	100,000	—	(159,000)
Payment of contingent consideration	—	—	(309,133)

Net cash provided by (used in) investing activities	36,007	(44,653)	(484,192)

FINANCING ACTIVITIES:
Proceeds from the issuance of common shares, net of issuance costs	713,000	1,444,274	—
Proceeds for common shares issuable	—	1,561,000	—
Proceeds from convertible notes payable	—	—	5,540,000
Principal repayments on note payable	—	(178,488)	—

Net cash provided by financing activities	713,000	2,826,786	5,540,000

Effect of exchange rate changes on cash and cash equivalents	(10,214)	59,077	(27,330)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,198,533)	19,970	(433,513)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	1,312,479	1,292,509	1,726,022

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$113,946	$1,312,479	$1,292,509

Cash paid for interest	$120,000	$185,964	$132,751

NON CASH INVESTING AND FINANCING ACTIVITIES
Issuance of common shares issuable	$1,561,000	$—	$—
Warrant modification	$725,458	$—	$—
Accrued expense settled with common shares	$140,452	$—	$—
Inventory classified as property and equipment	$91,256	$—	$—

See accompanying notes to consolidated financial statements.

MEDIFOCUS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(in U.S. dollars)

	Common Stock Shares	Common Stock Amount	Common Stock Issuable	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
Balance at April 1, 2013	117,260,870	$12,524,735	$—	$6,576,326	$(14,935,948)	$(87,029)	$4,078,084
Warrants and beneficial conversion feature associated with convertible notes	—	—	—	1,782,167	—	—	1,782,167
Extension of warrants and adjustments to common stock	—	(152,237)	—	172,237	—	—	20,000
Stock-based compensation	—	—	—	94,801	—	—	94,801
Foreign currency translation	—	—	—	—	—	(116,524)	(116,524)
Net loss	—	—	—	—	(5,992,897)	—	(5,992,897)

Balance at March 31, 2014	117,260,870	12,372,498	—	8,625,531	(20,928,845)	(203,553)	(134,369)

Issuance of common shares in private placement	10,281,250	410,065	—	1,034,209	—	—	1,444,274
Proceeds for future private placement	—	—	1,561,000	—	—	—	1,561,000
Accumulated foreign currency translation adjustments recognized into income	—	—	—	—	—	203,553	203,553
Net loss	—	—	—	—	(5,971,470)	—	(5,971,470)

Balance at March 31, 2015	127,542,120	12,782,563	1,561,000	9,659,740	(26,900,315)	—	(2,897,012)

Issuance of common shares issuable	38,750,000	1,561,000	(1,561,000)	—	—	—	—
Issuance of common shares in private placement	15,500,000	536,831	—	176,169	—	—	713,000
Common shares issued for debt	3,192,095	140,452	—	—	—	—	140,452
Extension of warrants	—	(725,458)	—	725,458	—	—	—
Stock-based compensation	—	—	—	183,410	—	—	183,410
Net loss	—	—	—	—	(4,961,549)	—	(4,961,549)

Balance at March 31, 2016	184,984,215	$14,295,388	$—	$10,744,777	$(31,861,864)	$—	$(6,821,699)

See accompanying notes to consolidated financial statements.

MEDIFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

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

The Company owns two focused heat technology platforms with comprehensive US and international patent protection:

•	The Endo-thermotherapy Platform-from which Prolieve was developed, can potentially be used to treat cancers in prostate, rectal, cervical and esophageal, and

•	The Adaptive Phased Array (“APA”) Microwave Focusing Platform-invented by MIT, licensed to Medifocus, directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue. The Company’s APA 1000 Breast Cancer Treatment System, developed from the APA technology platform is currently in pivotal Phase-III clinical trials.

•	In addition to the two focused heat technology platforms, the Company entered into an exclusive license agreement with Duke University regarding Heat-Activated and Tumor-Targeted Immunotherapy and Gene Therapy. The exclusive license agreement pertains to the Patent Rights of a Duke invention for the development of heat-activated and tumor-targeted immunotherapy and gene therapy for the treatment of cancers and other diseases.

Going Concern Consideration

The Company’s operations are subject to certain risks and uncertainties including, among others, current and potential competitors with greater resources, dependence on significant customers, lack of operating history and uncertainty of future profitability and possible fluctuations in financial results. Since inception, the Company has incurred substantial operating losses, principally from expenses associated with the Company’s Prolieve operation, research and development, financing activities. The Company believes these expenditures are essential for the commercialization of its technologies. The Company expects its operating losses to continue for the foreseeable future as it continues its Prolieve sales and marketing activities and new product development efforts. Due to continued substantial operating losses, there is substantial doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to achieve profitability is dependent upon its ability to operate its Prolieve business profitably and to obtain governmental approvals, produce, and market and sell its new product candidates. There can be no assurance that the Company will be able to commercialize its technology successfully or that profitability will ever be achieved. The operating results of the Company have fluctuated significantly in the past. The Company expects that its operating results will fluctuate significantly in the future and will depend on a number of factors, many of which are outside the Company’s control.

The Company will need substantial additional funding in order to sustain its operation, to complete the development, testing and commercialization of its product candidates. The commitment to these projects will require additional external funding, at least until the Company is able to generate sufficient cash flow from the sale of one or more of its products to support its continued operations. If adequate funding is not available, the Company may be required to delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. Furthermore, if the Company cannot fund its ongoing development and other operating requirements, particularly those associated with its obligations to conduct clinical trials under its licensing agreements, it will be in breach of these licensing agreements and could therefore lose its license rights, which could have material adverse effects on its business. Additionally, the Company is not in compliance with the provisions of outstanding debt agreements, and it has not remitted quarterly royalty payments to Boston Scientific Corporation pursuant to the terms of its purchase agreement for Prolieve. The Company has not paid interest owing to certain holders of the convertible debentures, and is in a technical default of the terms of the debentures. The investors have not accelerated the terms of the debenture. Management is continuing its efforts to obtain additional funds through equity financing and through the negotiation of debt agreements to ensure that the Company can meet its obligations and sustain operations.

The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of Medifocus, Inc. have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiary Celsion (Canada) Inc. All intercompany transactions have been eliminated. There were no transactions for Celsion (Canada) Inc. for the year ended March 31, 2016.

Unless otherwise noted, all references to “$” or “dollar” refer to the United States dollar. The Company operates in a single business segment, focused heat systems for targeted thermotherapy of surface, subsurface and deep seated localized and regional cancers. Substantially all of the Company’s revenue is generated, and assets are located, in the United States.

Foreign Currency

Effective April 1, 2013, the Company changed its reporting currency from the Canadian dollar (“CAD”) to the U.S. dollar in anticipation of filing its financial statements with the U.S. Securities and Exchange Commission. Effective April 1, 2014, the Company changed its functional currency and that of its wholly owned subsidiary to the U.S. dollar. As a result, all translation adjustments prior to April 1, 2014 were recognized into other income (expense) in the year ending March 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The consolidated financial statements include significant estimates for the expected economic life and value of our licensed technology, allowance for doubtful accounts, value of contingent consideration, value of our debt issuances, accruals for estimated product returns, warrant relative fair value calculation, allowance for inventory obsolescence, allowance for our net operating loss carry forward and related valuation allowance for tax purposes and our stock-based compensation related to employees and directors, consultants and advisors. Because of the use of estimates inherent in the financial reporting process, actual results could differ significantly from those estimates.

Credit Concentration

The Company’s customers are primarily physicians and physician organizations in the U.S. For the year ended March 31, 2015, one customer represented approximately 12% of total revenues. No individual customer represented more than 10% of revenues for either of the years March 31, 2016 nor March 31, 2014.

Vendor Concentration and Deposits

The Company currently purchases 100% of its Prolieve catheter inventory from one supplier. Alternative suppliers and alternative catheters are not currently available. The Company maintains a deposit of $221,330 with its vendor. The company maintains an additional deposit of $50,000 with a separate vendor to perform work for the company at a later specified date.

Fair Value Measurements

The Company’s consolidated statements of financial position include various financial instruments (primarily cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable) recorded at cost, which approximates their fair value. Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

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

In connection with the acquisition of Prolieve, the Company owes additional purchase consideration of up to $2.5 million (contingent consideration) based on the sales of Prolieve products after their acquisition. The contingent consideration is measured at fair value on a recurring basis using level 3 inputs, and the fair value is determined using unobservable inputs such as the discount rate. The change in the fair value of the contingent consideration of $154,137, $280,296 and $705,355 for the years ended March 31, 2016, 2015 and 2014, respectively, is reflected as “loss from change in fair value of contingent consideration” in the accompanying consolidated statements of operations and comprehensive loss. See note 2.

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

Other Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes the total of the Company’s net loss and all other changes in equity other than transactions with owners, including changes in equity for cumulative translation adjustments resulting from the consolidation of foreign subsidiaries as the financial statements of the subsidiaries were previously accounted for using the local currency as the functional currency. The company recognized $116,524 of foreign currency losses during the year ended March 31, 2014. Accumulated foreign currency losses of $203,553 were recognized into income during the year ended March 31, 2015. The company did not recognize any foreign currency losses during the years ended March 31, 2016 and 2015.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. All interest bearing and non-interest bearing accounts are guaranteed by the FDIC up to $250,000. The Company may maintain cash balances in excess of FDIC coverage. Management considers this to be a normal business risk.

Accounts Receivable – Trade and Harmonized Sales Tax

Trade

The Company extends credit to customers on an unsecured basis and payment terms are typically 30 days from delivery or service. The Company’s receivables are primarily related to Prolieve products and services. Management uses the aging account method to assess the company’s allowance for doubtful accounts. The aging account method uses the number of days outstanding for the underlying invoices that have been past due. Receivables are written off when it is determined that the underlying invoices are uncollectible.

The Company maintained an allowance for doubtful accounts of $77,917 and $74,289 as of March 31, 2016 and 2015, respectively.

Harmonized Sales Tax

The Company has a receivable from a Canadian tax province for a harmonized sales tax; however, the company is uncertain as to the collectability of the asset. Management has decided to write-off the entire balance until the amount is collected, if any. As this write off is considered by the Company as an infrequent occurrence and it is not part of the trade receivable balance, the transaction will be included as a loss in other income (expense) in the statement of operations and comprehensive loss. Accounts receivable consisted of the following as of March 31, 2016 and 2015:

	2016	2015
Accounts receivable trade	$738,554	$920,022
Accounts receivable - Harmonized sales tax	—	211,972
Allowance for doubtful accounts and sales tax	(77,917)	(74,289)

	$660,637	$1,057,705

Inventory

Inventory is valued at the lower of cost or market and consists primarily of console units and single-use treatment catheters. Current inventory of catheters consists of the direct costs of acquiring the inventory from vendors. Non-current inventory of console units, which were originally held for sale, were classified as property & equipment during the year ended March 31, 2016 as the Company began using the console units in operations. The carrying amount was adjusted prior to the transfer of the asset for any depreciation expense that would have been recognized since acquisition had the asset been classified as held for sale. The Company recognized a loss on impairment of long-lived assets in other income (expense) of the statement of operations and comprehensive loss in the amount of $99,020, during the year ended March 31, 2016, related to this transaction.

Inventory is relieved using the first-in, first-out method and consists of the following at March 31, 2016 and 2015.

	2016	2015
Current inventory – Catheters	$62,554	$79,604
Non-current inventory - Consoles	—	190,276

	$62,554	$269,880

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

Equity Method Investments

During the year ended March 31, 2014 the company entered into a joint venture agreement and accumulated contributions of approximately $255,000 in cash and equipment. During the years ended March 31, 2015 and 2014 the company recognized losses of approximately $56,000 and $159,000, respectively, related to the investment. During the year ended March 31, 2016, the company received $100,000 for the sale of their ownership in the joint venture.

Contingent Consideration

In accordance with ASC 805, upon the purchase of Prolieve, the Company recognized a contingent consideration obligation as part of the consideration transferred in exchange for the acquired business. The initial measurement of the contingent consideration obligation was based on its estimated fair value. The contingent consideration obligation has been re-measured to fair value at each reporting date and will continue to be re-measured until the contingency is resolved, which is estimated to be during the year ended March 31, 2018. The changes in fair value are recognized in earnings. The contingent consideration obligation outstanding totaled $758,953 and $1,031,179 as of March 31, 2016 and 2015, respectively.

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

Deferred Financing Fees and Other Assets

As part of the convertible debt transaction (see note 5), the Company has unamortized deferred financing fees in the amount of $91,698 and $282,926 as of March 31, 2016 and 2015, respectively. Other assets primarily includes prepaid expenses.

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

Product Warranty Liabilities

Prolieve products are covered by warranties against defects in material and workmanship for periods of up to 12 months. We record a liability for warranty claims at the time of sale based on the trend in the historical ratio of product failure rates, material usage and service delivery costs to sales, the historical length of time between the sale and resulting warranty claim and other factors. The accrued liability for warranty provisions was approximately $38,000 for each of the years ended March 31, 2016 and 2015.

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

Profit Sharing Plan

The Company sponsors a defined contribution retirement plan through a Section 401(k) profit sharing plan. Employees may contribute up to 15% of their pre-tax compensation. Participants are eligible for matching Company contributions up to 3% of eligible compensation dependent on the level of voluntary contributions. Company matching contributions totaled approximately $55,000, $75,000 and $78,000 for the years ended March 31, 2016, 2015 and 2014, respectively.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of shares of common shares outstanding during the period.

For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common shares is anti-dilutive due to the net losses. Outstanding stock options of 10,100,000, 8,255,000 and 8,255,000 and outstanding stock purchase warrants of 71,579,313, 105,278,102 and 94,996,882 to purchase commons shares for the years ended

March 31, 2016, 2015 and 2014 respectively, were considered anti-dilutive and therefore were not included in the calculation of diluted shares. Additionally, for the years ended March 31, 2016, 2015 and 2014, convertible promissory notes convertible into 22,160,000 shares of common stock were also considered anti-dilutive and therefore were not included in the calculation of diluted shares.

Recent Accounting Pronouncements

ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which provides guidance for revenue recognition for contracts. This guidance requires an entity to review contracts in five steps and will result in enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue arising from contracts with customers. This standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted only as of annual reporting periods for fiscal years beginning after December 15, 2016. See also recent accounting pronouncements ASU 2015-14, ASU 2016-08, ASU 2016-10 and ASU 2016-12 for amendments to the guidance. We are currently evaluating the impact, if any, that this new guidance will have on the Company’s Consolidated Financial Statements.

ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. Guidance in Topic 718 as it relates to awards with performance conditions that affect vesting should be applied to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. As indicated in the definition of vest, the stated vesting period (which includes the period in which the performance target could be achieved) may differ from the requisite service period. The amendments of ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The adoption of the amended guidance is not expected to have a material impact on the Company’s Consolidated Financial Statements.

ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40), which requires management to evaluate on a regular basis whether any conditions or events have arisen that could raise substantial doubt about the entity’s ability to continue as a going concern. This guidance is effective for the annual period after December 15, 2016 and for the annual periods and interim periods thereafter. Early application is permitted. We do not expect the adoption of this guidance to have a material impact on the Company’s Consolidated Financial Statements.

ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial instrument in the Form of a Share is More Akin to Debt or Equity. In November 2014, the FASB issued amended guidance that clarifies how current GAAP should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features -including the embedded derivative features being evaluated for bifurcation -in evaluating the nature of the host contract. Furthermore, the amendments clarify that no single term or feature would necessarily determine the economic characteristics and risks of the host contract. Rather, the nature of the host contract depends upon the economic characteristics and risks of the entire hybrid financial instrument. The amended guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted. The effects of initially adopting the amended guidance should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective and shall be reported as a cumulative-effect adjustment directly to retained earnings as of the beginning of the year of adoption. The adoption of the amended guidance is not expected to have a material impact on the Company’s Consolidated Financial Statements.

ASU No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. In April 2015, the FASB issued amended guidance to address the different balance sheet presentation requirements for debt issuance costs and debt discounts and premiums. The amended guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amended guidance. The amended guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted for financial statements that have not been previously issued. The amended guidance should be applied retrospectively, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the amended guidance. The Company currently has approximately $91,698 of debt issuance costs recorded in the Consolidated Statements of Financial Position that will be required to be reclassified and presented as a direct deduction from the debt liability upon adoption of the amended guidance. The adoption of the amended guidance is not expected to have an impact on the Company’s Consolidated Statements of Operations and Comprehensive Loss.

ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, changes the measurement principle for certain inventory methods from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This ASU does not apply to inventory that is measured using Last-in First-out (“LIFO”) or the retail inventory method. The provisions of ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is currently evaluating this guidance to determine the impact it may have on the Company’s Consolidated Financial Statements.

ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, was issued to simplify the classification of deferred taxes on the balance sheet. The new guidance would require that deferred taxes be classified as non-current assets and liabilities based on the tax paying jurisdiction. Application of the standard, which can be applied prospectively or retrospectively, is required for fiscal years beginning on or after December 15, 2016 and for interim periods within that year. The adoption of the amended guidance is not expected to have a material impact on the Company’s Consolidated Financial Statements.

ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Most notably, this new guidance requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. This new guidance is effective for annual reporting periods beginning after December 15, 2017. The guidance is not expected to have a material impact on the Company’s Consolidated Financial Statements.

ASU No. 2016-02, Leases (Topic 842), On February 25, 2016, the FASB issued a new standard which requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. The new guidance will require the asset and liability to be initially measured at the present value of the lease payments in the statement of financial position. The new guidance will also require the company to recognize interest expense on the lease liability separately from the amortization of the right-use-asset for finance leases and recognize a single lease cost allocated on a straight-line basis over the lease term for operating leases, in the statement of comprehensive income. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years with early application permitted. The Company is currently evaluating this guidance to determine the impact it may have on the Company’s Consolidated Financial Statements.

ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. The areas of simplification in the update involve several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows, however, some of the areas for simplification apply only to nonpublic entities. This guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period, however, certain requirements apply to the early adoption. The guidance is not expected to have a material impact on the Company’s Consolidated Financial Statements.

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

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies. Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected to utilize this extended transition period. However, while we have elected to utilize this extended transition period, our condensed interim consolidated financial statements as of March 31, 2016 reflect the adoption of all required accounting standards for public companies.

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

The maximum amount of $2,500,000 is payable as contingent consideration pursuant to the terms of the agreement. The fair value of the contingent consideration was determined by calculating its present value based on its payment terms using an interest rate of 24% (our estimated unsecured borrowing rate). The contingent consideration is payable quarterly at a rate of 10% of sales of Prolieve products. As of March 31, 2016, $1,257,995 of royalties is due to BSC of which $1,144,313 is past due.

The activity of the contingent consideration obligation for the years ending March 31, 2016, 2015 and 2014 and the allocation is as follows:

	Non Contingent	Contingent	Total
Activity is as follows:
Balance at April 1, 2013	$180,597	$890,020	$1,070,617
Less: payments	(309,133)	—	(309,133)
Change in fair market value	538,397	282,634	821,031

Balance at March 31, 2014	409,861	1,172,654	1,582,515
Less: payments	—	—	—
Change in fair market value	421,771	(141,475)	280,296

Balance at March 31, 2015	831,632	1,031,179	1,862,811
Less: payments	—	—	—
Change in fair market value	426,363	(272,226)	154,137

Balance at March 31, 2016	$1,257,995	$758,953	$2,016,948

Allocated as follows:
Payable to Boston Scientific Corp.	$1,257,995	$—	$1,257,995

Contingent consideration – current	$—	$461,211	$461,211

Contingent consideration – non current	$—	$297,742	$297,742

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of March 31, 2016 and March 31, 2015:

	March 31, 2016	March 31, 2015
Machinery and equipment (5-7 year life)	$75,982	$75,982
Mobile consoles (7 year life)	834,094	678,845
Furniture and fixtures (3-5 year life)	20,000	20,000

	930,076	774,827
Accumulated depreciation	(419,935)	(305,792)

Total	$510,141	$469,035

Depreciation expense was approximately $114,000, 115,000 and $111,000 for the years ended March 31, 2016, 2015 and 2014, respectively.

4. INTANGIBLE ASSETS

Intangible assets include intellectual properties and customer relationships relating to the Prolieve technology, acquired at a cost of $2.5 million. These assets are being amortized on a straight-line basis over ten years; amortization expense was $246,212 for each of the years ended March 31, 2016, 2015 and 2014.

Future amortization expense related to the net carrying amount of intangible assets is estimated to be as follows:

2017	$246,212
2018	246,212
2019	246,212
2020	246,212
2021	246,212

Sub-total	1,231,060
2021 and thereafter	289,060

Total	$1,520,120

5. DEBT

In fiscal year 2013, the Company raised bridge financing of approximately U.S. $435,000. The bridge financing lender received a promissory note, with interest payable at 2% per month after October 23, 2012. The original maturity date of the promissory note was October 23, 2013 and was subsequently extended until June 30, 2014 at which time the Company began paying additional interest of 2% per month on accrued interest with an additional interest charge of .09% per month on current interest expense. As of March 31, 2016, the note remains in default and due in full. The Company is currently in discussions with the lender on a further extension of the maturity date. The Company has a total principal and accrued interest balance of approximately $576,000 and $472,000 as of March 31, 2016 and 2015, respectively. Interest expense of approximately $116,000, $117,000 and $138,000 was recognized on the promissory note and accrued interest for the years ended March 31, 2016, 2015 and 2014, respectively.

In fiscal year 2014, the Company issued, in two separate tranches, 554 Units of 8% Redeemable Promissory Convertible Notes (the “Notes”) together with Series C stock Purchase Warrants (the “Warrants”) to various accredited investors in an offering exempt from registration in the U.S pursuant to regulations D and S under the U.S. Federal Securities rules and regulations, receiving gross proceeds of $5,540,000. The notes are convertible into 22,160,000 shares of common stock. Each warrant entitles the holder to acquire 20,000 common shares (for a total of 11,080,000 common shares) at an exercise price of $0.30 per share and expire on December 18, 2016 and March 7, 2017. The warrants were classified as equity, were recorded as additional paid in capital at their estimated fair value of $1,532,877, and are considered a non-cash financing activity. The Company recognized a beneficial conversion feature of $195,938 and deferred financing fees (consisting of both cash payments and the fair value of stock purchase warrants classified as equity) of $558,552 which are amortized using the effective interest method through December 18, 2016. The Company has accrued interest of $781,050 owing to holders of the convertible debentures as of March 31, 2016, of which $657,636 is past due, and is in a technical default of the terms of the debentures. The investors have not accelerated the terms of the debenture.

In connection with the above transaction, the Company recognized interest expense of $482,759, $464,010 and $94,000 for the years ended March 31, 2016, 2015 and 2014 and accretion expense of $795,081, $712,841 and $161,002 for the years ended March 31, 2016, 2015 and 2014, respectively.

6. EQUITY AND STOCK-BASED COMPENSATION

Common Stock

Authorized share capital consists of unlimited common shares with no par value.

On September 15, 2014, the Company completed a private placement of 10,281,250 units at a price of USD $0.16 per unit raising gross proceeds of $1,645,000 (net proceeds of $1,444,274). Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to acquire one common share at an exercise price of USD $0.25 until September 15, 2017. Management determined the warrants to have a fair value of $0.12 per warrant and accordingly, $1,034,209 of the proceeds from the issuance was allocated to additional paid in capital, and the balance of the proceeds was allocated to common shares.

On December 14, 2015, the Company completed a private placement of 15,500,000 units at a price of USD $0.05 per unit raising gross proceeds of $775,000 (net proceeds of $713,000). Each unit consisted of one common share and 0.5 common share purchase warrant. Each warrant entitled the holder to acquire one common share at an exercise price of USD $0.10 until December 14, 2017. Management determined the warrants to have a fair value of $0.015 per warrant and accordingly, $176,169 of the proceeds from the issuance was allocated to additional paid in capital, and the balance of the proceeds was allocated to common shares.

A relative fair value calculation was used to determine the carrying value of the warrants. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk free interest rate	0.58% to 0.97%
Expected life in years	2 -3 years
Expected volatility	98.96 to 146.6%

The Company uses the contract life as its expected life in years. Volatility is calculated based on actual weekly trading history of the Company’s common stock. The risk-free rate is based on the daily yield curve of U.S. treasury bills.

Common stock issuable

Prior to March 31, 2015, the company received funds for common shares in the amount of $1,561,000 (net of fees) as part of a future private placement occurring on May 12, 2015. All shares were issued as of March 31, 2016.

Stock Purchase Warrants

The Company had stock purchase warrants outstanding as of March 31, 2016 and 2015 as follows:

				March 31, 2016	March 31, 2015
Year of issue	Exercise Price		Expiration	Underlying Shares	Underlying Shares
2011		$0.50	4/24/2015	—	2,449,997
2011		$0.30	2/24/2016	—	3,745,000
2013		$0.20	6/8/2016	18,367,263	18,367,263
2013		$0.20	6/21/2016	22,200,000	22,200,000
2013		$0.20	9/21/2015	—	22,196,795
2013		$0.20	1/14/2016	—	13,056,997
2014		$0.30	12/18/2016	8,336,400	8,336,400
2014		$0.30	3/7/2017	4,644,400	4,644,400
2015 2016	$ $	0.25 0.10	9/15/2017 12/14/2017	10,281,250 7,750,000	10,281,250 —

				71,579,313	105,278,102

Warrant Modifications

During the year ended March 31, 2016, the Company extended the expiration date of certain outstanding stock warrants, originally issued in FY 2013 as part of a private placement offering. Given the Company’s no par value, such modifications require an allocation between common stock and additional paid in capital for the change in the relative fair value of the original warrant. The relative fair value of the modified warrants were estimated using a Black-Scholes pricing model with the following assumptions:

Risk free interest rate	0.57% to 0.58%
Expected life in years	4 years
Expected volatility	205.5% to 212.7%

The Company uses the modified contract life as its expected life in years. Volatility is calculated based on actual weekly trading history of the Company’s common stock. The risk-free rate is based on the daily yield curve of U.S. treasury bills.

Stock Options

The Company may grant stock options to directors, senior officers and service providers by resolution of the Board of Directors. The exercise price will reflect the market price of the Company’s stock on the date of the grant. The maximum number of stock options outstanding under the stock option plan is limited 10% of issued shares.

The Company measures the cost of stock option awards based on the grant-date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period. The Company recognizes stock-based compensation expense over the vesting periods of the awards, adjusted for estimated forfeitures. The stock-based compensation cost that was incurred by the Company was $183,410, $0, and $94,801 for the years ended March 31, 2016, 2015 and 2014, respectively.

On December 20, 2015, the Company granted incentive stock options to the directors and officers of the Company to purchase an aggregate of 10,100,000 common shares. The options are exercisable at a price of $0.057 per common share and expire five years from the date of the grant and vest immediately. A summary of the Plan for the years ended March 31, 2016, 2015 and 2014 with changes therein are presented below:

	Option Shares #	Weighted average exercise price $	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value $
Outstanding, April 1, 2013	8,525,000	$0.20	3.0	$243, 875
Granted	—	—
Exercised	—	—
Cancelled/Expired	(270,000)	0.20

Outstanding, March 31, 2014	8,255,000	0.20	2.0	$—
Granted	—	—
Exercised	—	—
Cancelled/Expired	—	—

Outstanding, March 31, 2015	8,255,000	0.20	1.0
Granted	10,100,000	0.06	4.75 years	$—
Exercised	—	—
Cancelled/Expired	(8,255,000)	0.20

Outstanding, March, 31, 2016	10,100,000	$0.06	4.75 years	$—

Exercisable, March 31, 2016	10,100,000

The weighted average fair value of the option grants were $.018 per share. The option grants were estimated on the date of grant using the Black-Scholes option pricing model and using the following assumptions:

Expected option life (years)	2.5 years
Risk free interest rate	1.12%
Expected volatility	106.03%

The Company estimates the expected term using the “simplified-method” as it does not have sufficient historical exercise data to provide a reasonable estimate. Volatility is calculated based on actual weekly trading history of the Company’s common stock. The risk-free rate is based on the daily yield curve of U.S. treasury bills. No income tax benefit was recognized in the Company’s consolidated statements of operations and comprehensive loss for stock-based compensation arrangements due to the Company’s net loss position.

7. INCOME TAXES

The Company is domiciled in Canada and files Canadian federal and certain provincial tax returns. The Company had no provision (benefit) for income taxes as of March 31, 2016, 2015 and 2014, as a result of its net losses and full valuation allowance against its deferred tax assets.

The following reconciles our loss before income taxes by jurisdiction.

	Years ended March 31,
	2016	2015	2014
U.S.	$—	$—	$—
Canada	4,961,549	5,971,470	5,992,897

	$4,961,549	$5,971,470	$5,992,897

The difference between the Company’s expected income tax provision (benefit) from applying the Canadian federal statutory tax rates to the pre-tax loss and the actual income tax provision (benefit) relates primarily to the effect of the following:

	Years ended March 31,
	2016	2015	2014
Statutory rate	(34.00%)	(26.50%)	(26.50%)
Non-deductible expenses	3.80%	3.80%	3.80%
Valuation allowance	30.20%	22.70%	22.70%

Income tax provision (benefit)	0.00%	0.00%	0.00%

Deferred income taxes reflect the net tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes. The Company’s deferred income tax assets consist principally of carryforward losses which are offset by a full valuation allowance.

The Company is required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income in the periods which the deferred tax assets are deductible, the Company has determined that a full valuation allowance is required for the years ending March 31, 2016, 2015 and 2014.

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. The Company establishes liabilities for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These liabilities are established when the Company believes that certain positions might be challenged despite its belief that its tax return positions are fully supportable. The Company adjusts these liabilities in light of changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of changes to the liability that is considered appropriate. The Company has identified no material uncertain tax positions as of March 31, 2016.

The Company is subject to income tax audits in all jurisdictions for which it is required to file tax returns. Tax audits by their nature are often complex and can require several years to complete. Neither the Company nor any of its subsidiaries is currently under audit in any jurisdiction. All of the Company’s income tax returns remain subject to examination by tax authorities.

As a Canadian domiciled company, the Company has never filed a tax return in the United States. U.S. federal tax legislation was enacted in 2004 to address perceived U.S. tax concerns in “corporate inversion” transactions. A “corporate inversion” generally occurs when a non-U.S. Company acquires “substantially all” of the equity interests in, or the assets of, a U.S. Company or partnership, if, after the acquisition, former equity holders of the U.S. Company or partnership own a specified level of stock in the non-U.S. Company. The tax consequences of these rules depend upon the percentage identity of stock ownership that results. Generally, in “80 percent identity” transactions (i.e., former equity holders of the U.S. Company owns 80% or more of the equity of the non-U.S. acquiring entity, excluding certain equity interests), the tax benefits of the inversion are limited by treating the non-U.S. acquiring entity as a domestic entity for U.S. tax purposes. In “60-80 percent identity” transactions, the benefits of the inversion are limited by barring certain corporate-level “toll charges” from being offset by certain tax attributes of the U.S. Company (e.g., loss carry-forwards), and imposing excise taxes on certain stock-based compensation held by “insiders” of the U.S. Company. Management is of the view that a corporate inversion has resulted from the reverse takeover transaction it completed in fiscal 2009; however, it has not yet determined whether the Company is subject to the “80 percent” or the “60-80 percent” identity with respect to the transactions undertaken in the fiscal 2009 year since the interpretation of which categories of stock ownership are to be considered under the inversion rules is not yet settled. The Company has not filed income tax returns in Canada or United States since 2009. The Company has never filed an income tax return in Canada but is current with its United States federal income tax filings. The Company has incurred losses in all jurisdictions in all years.

8. COMMITMENTS AND CONTINGENCIES

On January 16, 2006, the Company’s wholly owned subsidiary, Celsion (Canada) Inc. purchased from Celsion Corporation (USA) [“Celsion”] all of the assets relating to breast cancer Microfocus APA 1000 System (“System”), consisting of the microwave machine technology, the APA technology licensed from MIT, and all related intellectual and regulatory property (collectively, the “Business”). The Company has a commitment to pay a 5% royalty to Celsion on the net sales of products sold by and patent royalties received by the Company and its successors and assignees. Total royalties paid are not to exceed $18,500,000. Royalties will not be payable until the System can be placed in the market following successful completion of the pivotal clinical trial and receipt of approval to market the System in the US and Canada from the FDA and Health Canada. The Company has an additional commitment to pay a 5% royalty to MIT on the net sales of products, upon commercialization.

Future minimum payments under operating leases for office space and vehicles are as follows:

2017	$225,873
2018	$195,333

The Company recognized total rent expense of $223,254, $192,919 and $176,616 for the years ended March 31, 2016, 2015 and 2014, respectively.

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. However, the Company does not currently have such insurance policies in place to provide coverage against certain claims.

During the year ended March 31, 2015, the Company was included on a complaint related to the Prolieve mobile service. The plaintiff’s counsel offered to dismiss the Company from the lawsuit in exchange for a waiver of fees and costs which was approximately $4,500. The company expects the case to be dismissed in the near future.