Form 20-F/A
period 2016-03-31
Medifocus Inc.
filed 2016-09-30
CIK 1603961

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

This Amendment No. 1 (the “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended March 31, 2016 originally filed with the Securities and Exchange Commission (the “SEC”) on June 9, 2016 (the “2016 Form 20-F”) is being filed to revise our conclusion in Item 15 as to the effectiveness of our disclosure controls and procedures to state that in addition to our Chief Executive Officer, our Chief Financial Officer also evaluated and concluded on the effectiveness of our disclosure controls and procedures as of the end of the period covered by Annual Report on Form 20-F for the fiscal year ended March 31, 2016.

This Amendment No. 1 speaks as of the filing date of the 2016 Form 20-F on June 9, 2016. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in the 2016 Form 20-F, or reflect any events that have occurred after the 2016 Form 20-F was originally filed.

Item 15. Controls and Procedures.

A. Disclosure Controls and Procedures.

Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended March 31, 2016. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

B. Management’s Annual Report on Internal Control Over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. The Company’s management has employed a framework consistent with U.S. Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of March 31, 2016 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of March 31, 2016 and no material weaknesses were discovered.

C. Attestation Report of the Registered Public Accounting Firm.

This Form 20-F does not include an attestation report of the Company’s independent auditors regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent auditors as the Company qualifies as a smaller reporting company and is exempt pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

D. Changes in Internal Control Over Financial Reporting.

There were no changes in the Company’s internal control over financial reporting during the year ended March 31, 2016, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. While there have been no significant changes, we have assessed our internal controls as having significant deficiencies and will be taking steps during fiscal 2017 to remedy such.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 19. Exhibits.

(a)	The following documents are filed as part of this annual report.

Exhibit No.	Exhibit

1.1*	Certificate of Incorporation of Medifocus Inc.

1.2*	Articles of Amendment to Certificate of Incorporation of Medifocus Inc.

1.3*	By-Law No. One of Medifocus Inc.

1.4*	By-Law No. Two of Medifocus Inc.

2.1*	Form of Common Stock Certificate

4.1*	Asset Purchase Agreement dated as of June 25, 2012 between Boston Scientific Corporation, Affiliates of Boston Scientific Corporation, and Medifocus Inc.

4.2*	Amendment No. 1, dated July 24, 2012, to Asset Purchase Agreement between Boston Scientific Corporation and Medifocus Inc

4.3*	Bill of Sale and Assignment, dated July 24, 2012, between Boston Scientific Corporation and Medifocus Inc.

4.4*	Transition Services Agreement, dated July 24, 2012, between Boston Scientific Corporation and Medifocus Inc.

4.5*	Non-Exclusive License Agreement, dated July 24, 2012, between Medifocus Inc. and Boston Scientific Corporation (Buyer Out-License Agreement)

4.6*	Non-Exclusive License Agreement, dated July 24, 2012, between Medifocus Inc. and Boston Scientific Corporation (Seller Out-License Agreement)

4.7*	Patent Assignment dated July 24, 2012 between Boston Scientific Corporation, Boston Scientific Scimed, Inc., and Boston Scientific Limited (collectively, the “Assignors”) and Medifocus Inc. (“Assignee’)

4.8*	Trademark Assignment dated July 24, 2012 between Boston Scientific Scimed, Inc. (“Assignor”) and Medifocus Inc. (“Assignee”)

4.9*	Assumption Agreement dated July 24, 2012 between Boston Scientific Corporation and Medifocus Inc.

4.10*	Patent License Agreement dated October 24, 1997 between Massachusetts Institute of Technology and Cheung Laboratories, Inc.

4.11*	First Amendment to Patent License Agreement, effective May 23, 2002, between Massachusetts Institute of Technology and Celsion Corporation

4.12*	Second Amendment to Patent License Agreement, effective March 7, 2005, between Massachusetts Institute of Technology and Celsion Corporation

4.13*	Third Amendment to Patent License Agreement, effective June 16, 2007, between Massachusetts Institute of Technology and Celsion (Canada) Limited

4.14*	Fourth Amendment to Patent License Agreement, effective June 1, 2009, between Massachusetts Institute of Technology and Medifocus Inc.

4.15*	Fifth Amendment to Patent License Agreement, effective March 29, 2013, between Massachusetts Institute of Technology and Medifocus Inc.

Exhibit No.	Exhibit

4.16*	Sixth Amendment to Patent License Agreement, effective July 15, 2013, between Massachusetts Institute of Technology and Medifocus Inc.

4.17*	Agreement dated January 16, 2006 between Celsion USA, Celsion Canada, and Dr. Augustine Cheung

4.18*	Agreement dated November 8, 2013 between Medifocus Inc. and Ideal Concept Group Limited

4.19*	License and Distribution Agreement dated as of November 8, 2013, between Medifocus Inc. and Medifocus Holding Limited (BVI)

4.20*	Letter Agreement dated June 27, 2013 between Medifocus Inc. and Maxim Group LLC

4.21*	Engagement Letter dated June 27, 2013 between Medifocus Inc. and Maxim Group LLC

4.22*	Advisory Services Agreement, dated September 19, 2013, between Healthios Capital Markets LLC and Medifocus Inc.

4.23*	Letter Agreement dated January 5, 2014 between Medifocus Inc. and Ernie Eves (regarding Mr. Eves’ resignation from the Medifocus Inc. Board of Directors)

4.24*	Letter Agreement dated February 25, 2014, between Medifocus, Inc. and Maxim Group LLC

4.25*	Stock Option Plan (Approved by the Company’s shareholders on January 16, 2014)

4.26**	Medical Product Manufacturing Services Agreement, dated March 11, 2004, between Celsion Corporation and VENUSA Corporation, as subsequently assigned by Celsion Corporation to the Company.

4.27**	Option Agreement, effective May 1, 2015, between Medifocus Inc. and Duke University

4.28#	License Agreement, effective October 6, 2015, between Medifocus Inc. and Duke University

4.29#	Code of Business Conduct and Ethics adopted by the Board of Directors on December 16, 2015

8.1*	List of wholly-owned subsidiaries

12.1##	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2##	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1##	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2##	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Stegman & Company, Certified Public Accountants

*	Previously filed with the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on September 17, 2014
**	Previously filed with Amendment No. 2 to the Company’s Registration Statement on Form 20-F/A, filed with the Securities and Exchange Commission on November 14, 2014.
#	Previously filed with the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 9, 2016.
##	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

MEDIFOCUS INC.

/s/ Augustine Cheung, Ph.D.
Augustine Cheung, Ph.D.
President and Chief Executive Officer

Date: September 30, 2016