Form 20-F
period 2017-03-31
Medifocus Inc.
filed 2017-07-31
CIK 1603961

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2017

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number - 000-55169

MEDIFOCUS INC.

(Exact name of Registrant as specified in its charter)

MEDIFOCUS INC.

(Translation of Registrant's name into English)

Province of Ontario, Canada

(Jurisdiction of incorporation or organization)

10240 Old Columbia Road, Suite G

Columbia, Maryland 21046

(Address of principal executive offices)

William Jow, MD

410-290-5734

williamjow@medifocusinc.com

10240 Old Columbia Road, Suite G

Columbia, Maryland 21046

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Title of each class    Name of each exchange on which registered

_____________________   __________________________________

_____________________   __________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report.

184,984,215

=========

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

Accelerated filer ☐

Non-accelerated filer ☒

Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                        ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒

International Financial Reporting Standards as issued

Other ☐

 By the International Accounting Standards Board ☐

If “Other” has been check in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐Item 17       ☐ Item 18

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

TABLE OF CONTENTS

Item 1. Identity of Directors, Senior Management and Advisors	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
A. Selected financial data	2
B. Capitalization and indebtedness	3
C. Reason for the offer and use of proceeds	3
D. Risk factors	3
Item 4. Information on the Company	15
A. History and development of the company	16
B. Business overview	18
C. Organization structure	28
D. Property, plant and equipment	28
Item 4A. Unresolved Staff Comments	28
Item 5. Operating and Financial Review and Prospects	28
Item 6. Directors, Senior Management and Employees	44
A. Directors and senior management	44
B. Compensation	47
C. Board practices	53
D. Employees	55
E. Share ownership	56
Item 7. Major Shareholders and Related Party Transactions	56
A. Major shareholders	56
B. Related party transactions	57
Item 8. Financial Information	58
A. Consolidated statements and other financial information	58
B. Significant changes	58
Item 9. The Offer and Listing	58
A. Offer and listing details	58
B. Plan of distribution	61
C. Markets	61
D. Selling shareholders	61
E. Dilution	61
F. Expenses of the issue	61
Item 10. Additional Information	61
A. Share capital	61
B. Memorandum and articles of association	61
C. Material contracts	63
D. Exchange controls	64
E. Taxation	65

PART I

In this Registration Statement on Form 20-F, the “Company,” “we,” “us” and “our” refers to Medifocus Inc. and its subsidiaries.

Unless otherwise indicated, all dollar amounts in this registration statement are expressed in United States dollars.

Unless we indicate otherwise, all information in this Report is stated as of March 31, 2017.

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

Item 3.  Key Information.

A.

Selected financial data.

The following selected financial and other data summarize our historical financial information. We derived the selected balance sheet information as of March 31, 2017, 2016, 2015, 2014 and 2013, and the selected statement of operations information for the years ended March 31, 2017, 2016, 2015, 2014 and 2013 from our audited financial statements as of those dates, prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  The information herein should be read in conjunction with our historical financial statements and the notes thereto included elsewhere in this annual report. See “Item 5.  Operating and Financial Review and Prospects,”  “Item 8.  Financial Information” and “Item 18.  Financial Statements.”

	Year Ended March 31,
Statement of Operations Data	2017	2016	2015	2014	2013
Total Sales	$ 3,783,700	$ 4,534,940	$ 4,219,459	$ 5,116,506	$ 1,800,371
Loss from operations	(511,393)	(3,216,805)	(4,087,985)	(4,886,807)	(5,333,515)
Net loss	(1,569,717)	(4,961,549)	(5,971,470)	(5,992,897)	(5,846,523)
Net loss per common share	$ (0.01)	$ (0.03)	$ (0.05)	$ (0.05)	$ (0.07)
Dividends declared	-	-	-	-	-
Weighted average common shares outstanding - basic and diluted	184,984,215	164,701,958	122,809,928	117,260,870	84,042,487

Balance Sheet Data
Total assets	$ 3,144,954	$ 3,152,942	$ 5,418,487	$ 7,328,130	$ 6,450,578
Common stock (no par value)	14,295,388	14,295,388	12,782,563	12,372,498	12,476,710
Total stockholders' equity (deficit)	(8,391,416)	$ (6,821,699)	$ (2,897,012)	$ (134,369)	$ 14,847,117

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

Since our inception in 2005, our expenses have substantially exceeded our revenues, resulting in continuing losses and an accumulated deficit of $33,431,581 at March 31, 2017.  In addition, our net loss for the year ended March 31, 2017 was $1,569,717.  Such operating losses are the result of limited revenues from our Prolieve sales not being sufficient to offset the expenses associated with the Prolieve operation and other corporate expenses. We may continue to experience operating losses unless and until we generate significant revenue from Prolieve, as well as the development of other new products and these products have been clinically tested, approved by the FDA or other regulatory authorities, and successfully commercialized.

We may not be able to generate significant revenue for the foreseeable future.

Prior to July 2012, we devoted our resources to maintaining and developing the APA 1000. We will not be able to market the APA 1000 until we have completed clinical testing and obtained all necessary governmental approvals.  On July 26, 2012, we acquired from Boston Scientific Corporation the Prolieve Thermodilatation system business for the treatment of BPH and, since that time, we had assembled a sales and service team to market the Prolieve system. Due to our cost reduction measures implemented since March 2016, we currently do not have a dedicated sales team to market Prolieve.  Our current revenue is primarily derived from sales of our single-use treatment catheters, treatments delivered through our mobile service and limited sales of Prolieve consoles. Our lack of product diversification means that we may be negatively affected by changes in market conditions and in regulation (including regulation affecting reimbursement for our products).  In addition, at the present time our APA 1000 system is still in clinical testing stage and cannot be marketed until we have completed clinical testing and obtained necessary governmental approval.  Accordingly, our revenue sources are, and will remain extremely limited until and unless our Prolieve system is marketed successfully and/or until our other new products are clinically tested, approved by the FDA or other regulatory authorities, and successfully commercialized. We cannot guarantee that our products will be successfully tested, approved by the FDA or other regulatory authorities, or commercialized, successfully or otherwise, at any time in the foreseeable future, if at all.

Our future may depend on our ability to obtain additional financing. If we do not obtain such financing, we may have to cease our operations and investors could lose their entire investment.

We have yet to operate profitably or generate positive cash flows from operations, and there is no assurance that we will operate profitably or will generate positive cash flow in the future. As a result, we have very limited funds, and such funds may not be adequate to take advantage of current, planned and unanticipated business opportunities. Even if our funds prove to be sufficient to pursue current, planned and unanticipated business opportunities, we may not have enough capital to fully develop such opportunities. As of March 31, 2017, our total liabilities exceeded our tangible assets by $9,684,967.

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

Mr. Tak Cheung Yam, a former director of the Company, through Integrated Assets Management (Asia) Ltd, currently owns 25,386,742 Shares, or 13.72% of the Company's outstanding common stock and    exercisable warrants to purchase an additional 1,562,500 Shares. If Mr. Yam chooses to exercise all these warrants, he will control 14.45% of our Common Stock. In addition, Mr. Yam, through Integrated Assets Management (Asia) Ltd, owns a convertible note that can be converted into 7,400,000 Shares. The notes are past due. If Mr. Yam chooses to convert the note to Shares and to exercise all his warrants, he will effectively control 17.71% of our outstanding shares. As a result, Mr. Yam may have considerable influence over our management, our decision-making process, our business strategy and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Mr. Yam’s interests may differ from those of other shareholders of the Company, and, Mr. Yam will have the ability to exercise influence over our business and may take actions that are not in our or our public shareholders’ best interests.  Furthermore, this concentration of ownership may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change in control would benefit our other stockholders.

Our internal sales and marketing capability is limited and we may need to enter into alliances with others possessing such capabilities to commercialize our products internationally.

Currently our primary source of revenue is through the sales of disposable catheter treatment kits and mobile services in the U.S., as well as limited number of Prolieve consoles to our distributor in Asia. We are dependent upon our limited sales and marketing capability for the successful marketing of our Prolieve system.  There can be no assurance that we will establish adequate sales and distribution capabilities or be successful in gaining market acceptance for our Prolieve system.

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

Our focus now is attaining profitability for our Prolieve business. Accordingly, we have allocated most of our resources to this goal, compounding this with the lack of funding, the progress of the pivotal Phase III clinical trials of our APA 1000 breast cancer treatment system has been very slow. We estimate that the Phase III clinical trials will cost approximately $7,500,000. We currently do not have the financing in place to complete these trials. There can be no assurance that such financings will be available at all, or on terms favorable to us. Further, there can be no assurance as to when, or even if, we will succeed in making Prolieve profitable. Our inability to do so may make it more difficult for us to raise funds for the pivotal Phase III clinical trial of the APA 1000. If we are able achieve profitable Prolieve operations, there can be no assurance that we will be able to generate enough funds from the Prolieve business to finance the pivotal Phase III clinical trial. Furthermore, we cannot predict the effect of the slow pace of the pivotal Phase III trial could have on the costs and other critical aspects of the Phase III clinical trial. There is the risk that this uncertainty could negatively impact our business plans, and our ability to raise additional funds for further development of our APA 1000 business.

We may not receive regulatory approval from the U.S. Food and Drug Administration (“FDA”) to market the APA 1000.

Drugs and medical devices in the United States are regulated by the FDA, which requires that new medicines and medical devices be demonstrated to be both safe and effective. This is accomplished by conducting staged clinical trials that are subject to the FDA’s review, analysis and approval. While the Phase I and Phase II clinical trials for APA 1000 have been completed, and we received approval from the FDA and Health Canada to begin the pivotal Phase III clinical trials, as of today, a very limited number of patients out of a planned 238-person trial in the pivotal Phase III clinical trial, have been treated with APA 1000. There can be no assurance that our Phase III clinical trial will be completed, and if it is completed, that it will demonstrate APA 1000’s safety and efficacy, and that we will subsequently receive the FDA’s approval for us to commence marketing. If we complete the pivotal Phase III clinical trial and receive FDA approval to market APA 1000, there can be no assurance that APA 1000 will be adopted for use by the healthcare industry, and that this business will be profitable.

We may not succeed in developing a meaningful market share of the benign prostatic hyperplasia (“BPH”) treatment markets with Prolieve, and our Prolieve business may not become profitable.

The BPH market is highly competitive, and is presently dominated by large, international pharmaceutical companies that promote the use of proprietary drugs to treat this condition. These companies, which include, Eli Lilly, Glaxo Smith Kline, Merck & Co., and others, aggressively market their drugs to primary care physicians, and to consumers through television, print, digital and other media. Because the market for BPH treatment is large and growing, and the manufacturers of these medications have made substantial investments in their development and marketing, we expect them to vigorously defend their market positions. In addition, we face intense competition from surgical and other minimally invasive treatment modalities. Because our financial, marketing and sales resources are much smaller than those of the pharmaceutical companies, we are at significant competitive disadvantage, which will make it difficult for us to substantially expand our Prolieve business.

Recent or future health care reform laws in the U.S. could have a negative impact on our business.

Our business, financial condition, results of operations and cash flows could be significantly and adversely affected by recent or future healthcare reform legislation. We cannot predict what healthcare programs and regulations will ultimately be implemented at the federal or state level, or the effect of any future legislation or regulation. However, any changes that lower reimbursement for our products or reduce medical procedure volumes could have a material adverse effect our business and results of operations.

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

Much of our potential success and value lies in our ownership and use of intellectual property.  Our inability or failure to protect our intellectual property may negatively affect our business and value.  Our ability to compete effectively is dependent in large part upon the maintenance and protection of the intellectual property we own and licenses from MIT.  We will rely on patents, trademarks, trade secret and copyright law, as well as confidentiality procedures to establish and protect our intellectual property rights.  It may be possible for a third party to copy or otherwise obtain and use the proprietary technology presently owned by or licensed to us without authorization.  Policing unauthorized use of our intellectual property is difficult.  The steps we take may not prevent misappropriation of our intellectual property, and the agreements we enter may not be enforceable.  In addition, effective intellectual property protection may be unavailable or limited in some jurisdictions outside the United States.  Litigation may be necessary in the future to enforce or protect our intellectual property rights or to determine the validity and scope of the proprietary rights of others.  Such litigation could cause us to incur substantial costs and divert resources away from our business, which in turn could have a material adverse effect on our business, results of operations, financial condition and profitability.

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

We are subject to the periodic inspection of our clinical trials, facilities, procedures and operations and/or the testing of our products by the FDA to determine whether our systems and processes are in compliance with FDA regulations. Following such inspections, the FDA may issue notices on Form 483 and warning letters that could cause us to modify certain activities identified during the inspection. A Form 483 notice is generally issued after an FDA inspection and lists conditions the FDA inspectors believe may violate FDA regulations. FDA guidelines specify that a warning letter is issued only for violations of “regulatory significance” for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action.

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

Our Relationship with Medifocus Holdings Ltd. could cause us to effectively transfer rights to our technology in major markets in Asia, and to lose rights to sell and market our products in Asia.

In 2013 we entered into a License and Distribution Agreement with Medifocus Holdings Ltd. for the distribution of Prolieve and other future products in Asia.  Medifocus Holdings Ltd. is subject to a variety of risks including, without limitation, obtaining adequate financing to operate the business, recruiting management with expertise to market, promote, and produce products and having the capability of obtaining required regulatory approvals from various foreign governments in order sell products.  Our right to receive royalties from the sale of products by Medifocus Holdings Ltd. will prove to be worthless if there are no sales.

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

Our common stock is considered to be a “penny stock” pursuant to the rules promulgated under Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a result, our securities are subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in the sale of shares of penny stock to persons other than established customers or “accredited investors” (as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”)).  Under such rules, a broker-dealer must, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market.  A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from the penny stock rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that is subject to the penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules may discourage investor interest in and limit the marketability of our securities, and limit the current investors’ ability to sell their shares of our common stock.

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

As of March 31, 2017, we have outstanding warrants and options that are convertible or exchangeable into 24,531,250 Shares.  Additionally, we may sell and issue additional Shares, or other securities that are convertible into Shares, in the future, to raise funds and for other purposes. The Company will also attempt to discuss with the holders of the 8% Convertible Notes (the “Notes”) on converting the matured Notes at a price that may be significantly lower than the original Conversion Price in the Notes. The issuance of additional Shares, whether through the conversion of convertible notes, the exercise of warrants or options, or an issuance of Shares in connection with a financing, will dilute our current shareholders’ ownership in the Company, and will reduce shareholders’ voting power proportionally.

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

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies.  Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies.  We have elected to utilize this extended transition period.  However, while we have elected to utilize this extended transition period, our audited consolidated financial statements as of March 31, 2017 reflect the adoption of all required accounting standards for public companies.

A.

History and development of the company.

General

We are in the business of developing and selling medical device systems that deliver precisely focused, microwave-generated heat to diseased tissue, thereby destroying or shrinking it. We have developed two thermotherapy platforms for delivering this heat. The first platform delivers heat via a catheter that is inserted through a body opening directly to the diseased tissue.  The catheter is attached to a modular, free-standing unit that generates controls and monitors the heat delivery.   We refer to this platform as our “Endo-thermotherapy platform.”  Our Prolieve Thermodilation System (“Prolieve”), utilized for the treatment of BPH, discussed below, uses this method. The Prolieve system has been commercialized and we are currently generating revenues from Prolieve operations, however, our operations have not been profitable through March 31, 2017.

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

History

Our business was started by Dr. Augustine Cheung, our former Chief Executive Officer, as an outgrowth of his academic interest and work in the field of microwave technology and the thermotherapy treatment of disease while he was a professor at the University of Maryland and George Washington University.  In 1982, he founded A.Y. Cheung Associates Inc. to pursue this work.  A.Y. Cheung Associates Inc. changed its name to Cheung Laboratories, Inc. in 1984, and Cheung Laboratories Inc. subsequently changed its name to Celsion Corporation (“Celsion”) in 1998.

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

On July 24, 2012, we acquired the Prolieve technology and related assets from Boston Scientific pursuant to an Asset Purchase Agreement dated June 25, 2012, amended on July 24, 2012 (the “Asset Purchase Agreement”).  The purchase price was $3,662,115, of which $2,535,610 was paid on the closing of the transaction.  Additionally, we entered into a contingent consideration arrangement under which we will pay Boston Scientific up to $2,500,000, to be paid in quarterly installments at a rate of 10% of the sales of Prolieve products which is estimated to have contingent balance through September 30, 2018.  Sales are defined as the gross amount invoiced for sales, distributions, licenses, leases, transfers, and other dispositions.  At March 31, 2017, approximately $1,636,365 is due to Boston Scientific under the contingent consideration arrangement, of which $1,575,025 is past due.

See the information contained in the subsection titled “Our Products” of the section titled “B.  Business Overview,” below.

B.

Business overview.

As a medical technology company, all our products marketed in the United States are regulated by the FDA.  The FDA has established extensive rules, policies and procedures regarding the approval of new products and technologies for use in the United States. Generally, the FDA requires that a new technology undergo controlled human studies to determine safety and efficacy before the technology can be marketed and sold. Typically, such studies are conducted in three separate clinical trials, Phase I and Phase II to establish safety and efficacy on a modest sized sample, leading to a larger pivotal Phase III trial. We operate in a highly competitive environment, our business is speculative in nature, and we face substantial risks and challenges.  Please refer to “Risk Factors” in “Item 3.  Key Information.”

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

An enlarged prostate does not cause prostate cancer or directly affect sexual function.  However, many men experience sexual dysfunction and BPH symptoms at the same time.  This is due to aging and the common medical conditions older men often encounter, including vascular disease and diabetes.  Because these conditions take place with aging, sexual dysfunction tends to be more pronounced in men with BPH.

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

Drug Therapy

Medications are the most common treatment for moderate symptoms of prostate enlargement but if a patient stops taking medicine, the symptoms will usually return.  Medications used to relieve symptoms of enlarged prostate include several types of drugs, such as Alpha-Blockers (such as Flomax®) and Alpha Reductase Inhibitors (such as Proscar®).  Drug therapy costs approximately $1,000 per year or more in the United States, must be maintained for life, and does not offer consistent relief to many BPH patients.    Many of the currently available BPH drugs also have appreciable side effects, such as: headache, fatigue, impotence, dizziness, and low blood pressure.

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

The Prolieve system is comprised of two components. The first component is a freestanding module that contains a microwave generator and computerized controls that regulates and monitors the delivery of heat to the enlarged prostate tissue.  The second component is our proprietary disposable catheter that is attached to the module.  This component contains an internal balloon that is inflated after it is inserted through the urethra to the point of constriction.  Upon inflation of the balloon, the tissue is heated by microwaves delivered via the catheter, resulting in dilation of the urethra.  Our computer system in the module monitors and regulates the heat being applied to ensure maximum safety and efficiency.  The Prolieve system is covered by 45core patents, which were acquired as part of the acquisition of the Prolieve assets from Boston Scientific Corporation in 2012.

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

Since acquiring the Prolieve assets from Boston Scientific Corporation in July 2012, we have been concentrating our corporate development efforts on developing these assets into a business.  We are focusing on increasing sales from our installed base of systems, from our mobile service, and independent distributors.  We increased the number of persons directly supporting our Prolieve operations from eight in July 2012 to 16 at March 31, 2016. However, we reduced the Prolieve operation staff from 16 at March 31, 2016 to 11 at March 16, 2017 to reduce our operating expenses.  In addition, the Company entered into distribution agreement with seven independent distributors in certain territories in the U.S. and Puerto Rico.

Boston Scientific Corporation had sold approximately 250 Prolieve systems and approximately 80,000 disposable catheter kits in the United States prior to Boston Scientific Corporation’s sale of the Prolieve assets to us in 2012. Our current business strategy is to utilize social media, key opinion leaders, centers of excellence and independent mobile service providers to increase the utility and market presence of Prolieve.   In the U.S. market, we do not intend to actively market the Prolieve system itself but, rather, our strategy is to grow revenue through the direct sale of disposable catheter kits to physicians with Prolieve systems installed and, increasingly, through independent distributors and our mobile service, which eliminates physicians’ need to purchase, and learn how to operate, the Prolieve system.  However, if U.S. or international customers choose to purchase the Prolieve system itself, we will accommodate their needs to the best of our ability.

We currently have approximately 165 systems that were acquired as part of the Prolieve asset purchase from Boston Scientific Corporation.  We do not currently have an agreement with a manufacturer to produce additional Prolieve systems, although we believe that there are several qualified medical device contract manufacturers, including Sanmina, that are capable of manufacturing the system if our current inventory is depleted.  For the year ended March 31, 2017, 100% of our revenues came from the sales of our disposable catheters used in each treatment or the provision of mobile services that provide therapy using our disposable catheters.  The disposable catheters are manufactured in Mexico by Lake Region Medical Center, formerly known as Accelent Corporation.  We currently have an agreement with Lake Region Medical Center to supply these catheters, pursuant to which we order the number of catheters we estimate we will need for a 12-month period.  We have no other source of catheters at the present time.  Due to the complicated nature of these kits, as well as FDA manufacturing standards imposed on suppliers, the Company does not believe that an alternate supplier of catheters is readily available.

In addition to the Prolieve technology, the installed base of Prolieve systems and related patents acquired from Boston Scientific Corporation, we also acquired a fleet of 15 vans, each equipped with two Prolieve systems.  Currently we own/lease 12 vans. This mobile fleet allows us to provide Prolieve therapy to patients whose health care providers do not have access to one of our permanently installed systems.  The mobile Prolieve system is identical to the permanently installed systems.

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

Competition

There are several treatment options for BPH.  The first is traditional surgery, known as trans-urethral resection procedure, or “TURP.”  This surgery requires a hospital stay, sedation, and a post-operative recovery period.  Further, we are aware that Urologix LLC offers microwave-based treatment with which we compete.  Unlike the Urologix’ treatment, which solely utilizes heat, our Prolieve therapy combines heat and compression (via the inflated balloon).  According to Medtech Insight, the surgical and minimally invasive treatment market for BPH is approximately $150 million in the U.S.

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

Adaptive Phased Array Technology Illustration

Our microwave control technology known as “Adaptive Phased Array,” or “APA.”, was originally developed at Massachusetts Institute of Technology (“MIT”) for the U.S. Department of Defense. This technology permits properly designed microwave devices to focus and concentrate energy targeted at diseased tissue areas deep within the body and to heat them selectively, without adverse impact on surrounding healthy tissue. In the treatment of breast cancer, the APA technology applies the same principal used in MIT’s “Star Wars” program of detecting missiles.

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

As stated earlier, we are progressing at a very slow pace through Phase III clinical trials due to lack of funding, and are currently focusing our corporate activities and resources on expanding our Prolieve operations.  We estimate that the cost of completing Phase III clinical trials will be approximately $7,500,000. Subject to obtaining financing, we may resume of the pivotal Phase III trial in the future. We previously negotiated arrangements with physicians and medical centers in the United States and Canada to conduct this trial.  Because the pace of the trial has been slow, we have closed the clinical site in Canada.  There can be no assurance that the remaining site in the U.S. will be interested in continuing the study trials. If it is not, we would then need to make alternative arrangements, of which there can be no assurance.

Our Intellectual Property

We have approximately 45 core patents that cover our Prolieve system. These patents expire over several years, commencing in September 2021 and continuing until February 2029. We have approximately 35 core patents that cover our APA 1000 system. We have also licensed 15 patents from MIT covering our APA 1000 system.  Of the 15 patents licensed from MIT, five patents in foreign countries expired in November 2014. Our MIT and APA 1000 patents expire over a multi-year period, commencing June 2017, when one patent in the U.S. will expire, and ending when the final patents expire in January 2023. In total, we have approximately 80 patents and patents pending in the United States and in foreign jurisdictions.

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

Pursuant to the terms of the JV Agreement and a License and Distribution Agreement dated as of November 8, 2013, Medifocus Holding will engage in clinical testing, and obtaining approval from China Food and Drug Administration of the People’s Republic of China (“CFDA”) for all products relating to Prolieve and the APA technology.  Medifocus Holding has been in communication with the CFDA and continues to evaluate the regulatory requirements for commercialization of Prolieve in China.  There is no assurance that the CFDA will approve Prolieve for commercialization in China.  Additionally, During fiscal 2016, Medifocus Holding entered into a distribution agreement with a South Korea-based distributor to market Prolieve in South Korea, subject to regulatory approvals from the South Korean government.

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

Item 5.  Operating and Financial Review and Prospects.

The following discussions should be read in conjunction with our consolidated financial statements and related notes thereto included in this Annual Report on Form 20-F.  The following discussion contains “forward-looking statements” made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act and the Private Securities Litigation Reform Act of 1995. These statements are based on our beliefs and expectations about future outcomes and are subject to risks and uncertainties that could cause actual results to differ materially from anticipated results.  Forward-looking statements are typically identified using terms such as “may,” “will,” “should,” “potential,” “predicts,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or the negative of such terms and variations of these words and similar expressions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

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

Overview and Background

The Company was incorporated under the Business Corporations Act (Ontario) on April 25, 2005.  The Company is listed in Canada on the TSX Venture Exchange Inc. (the “Exchange”) under the symbol "MFS" and in the United States on the OTC QX market under the symbol "MDFZF".

On January 16, 2006, the Company’s wholly-owned subsidiary Celsion Canada Inc. purchased from Celsion Corporation (USA) all the assets relating to the Microfocus APA 1000 Breast Cancer Treatment System (“APA 1000”), consisting of the microwave machine, the adaptive phased array (“APA”) technology licensed from the Massachusetts Institute of Technology (“MIT”), and all related intellectual and regulatory property (collectively, the “Business”).  The Company has a commitment to pay a 5% royalty on the net sales of products sold by and patent royalties received by the Company and its successors and assignees, the royalty not to exceed $18,500,000. Royalties will not be payable until the APA 1000 can be commercialized following successful completion of the pivotal clinical trial and receipt of marketing approval in the United States from the United States Food and Drug Administration (the "FDA")  and in Canada  from Health Canada.  The Company will expense the royalties as paid.

The Company currently owns three technology platforms with approximately 80 U.S. and international patents:

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

On July 24, 2012, the Company acquired the Prolieve Thermodilatation System technology ("Prolieve") and related business assets from Boston Scientific Corporation ("BSC") through an asset purchase agreement.  Prolieve is a U.S. FDA approved device for the treatment of enlarged prostate, medically known as Benign Prostatic Hyperplasia (“BPH”).  The total purchase price for the transaction was approximately $3.7 million of which $2.5 million was paid on the closing of the transaction.  The balance consists of up to $2.5 million in contingent consideration that will be paid in quarterly installments at a rate of 10% of Medifocus’ Prolieve sales.

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

Our operations are subject to certain risks and uncertainties including, among others, current and potential competitors with greater resources, dependence on significant customers. Since inception, the Company has incurred substantial operating losses. The Company expects its operating losses to continue if the sales of its Prolieve does not improve. The operating results of the Company have fluctuated significantly in the past. The Company expects that its operating results will fluctuate significantly in the future and will depend on a number of factors, many of which are outside the Company’s control.

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

During the fiscal year ended March 31, 2014, the Company raised gross proceeds of $5.6 million from the sale of convertible redeemable promissory notes and warrants (the “Units”).  Each Unit consists of (i) a $10,000 face value convertible redeemable promissory note, bearing 8% annual interest and due in three years (“Note”), which is convertible into shares of common stock beginning six months after the Closing Date of the offering at a conversion price of $0.25 per share, and (ii) three-year warrants to purchase 20,000 shares of common stock at a price of $0.30 per Share.  The net proceeds from the offering is to be used for Prolieve operations and for general corporate purposes, including research and development activities, capital expenditures, repayment of debt and working capital.  All the Notes have matured. The Company has not pay off the Notes.

Our $0.43 million promissory note made to a lender in July 2012 and the accrued but unpaid interest thereon, was originally due October 23, 2013. The lender previously extended the due date of this promissory note to June 30, 2014 and we are currently in discussion with the lender to negotiate an extension of the maturity date.

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

 For the fiscal year ending March 31, 2017, the Company entered into a loan agreement in the amount of $200,000 on May 13, 2016. The financing lender will receive interest payable of 1.25% per month.  The maturity date for the outstanding amount was November 30, 2016 and default interest of 2% began accruing effective that date as the loan is in default. On August 1, 2016, the Company entered into a loan agreement in the amount of $200,000.  The financing lender will receive interest payable of 1.25% per month.  The maturity date for the outstanding amount is January 31, 2017 and default interest of 2% will be paid if the outstanding amount is not paid by the maturity date.   On October 30, 2016, the Company entered into a loan agreement in the amount of $100,000.  The financing lender will receive interest payable of 1.25% per month.  The maturity date for the outstanding amount is April 30, 2017 and default interest of 2% will be paid if the outstanding amount is not paid by the maturity date.  As of the date of this filing, the Company has not paid off these loans.

The Company will need substantial additional funding if it wants to complete the development, testing and commercialization of its product candidates. The commitment to these projects will require additional external funding, at least until the Company is able to generate sufficient cash flow from sale of one or more of its products to support its continued operations.  If adequate funding is not available, the Company may be required to delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. Furthermore, if the Company cannot fund its ongoing development and other operating requirements, particularly those associated with its obligations to conduct clinical trials under its licensing agreements, it will be in breach of these licensing agreements and could therefore lose its license rights, which could have material adverse effects on its business. Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations.

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

Our cash and cash equivalents of approximately $70,294 on hand at March 31, 2017 are not sufficient to fund operations through our fiscal year ending March 31, 2018.  We will need to raise  additional capital in the near future to fund our future operations beyond our fiscal year ending March 31, 2017, and we anticipate that such financing transactions will likely be dilutive to our current shareholders. As of March 31, 2017, our liabilities exceeded our tangible assets by $9,684,967. If we are not able to raise additional capital, we will need to take measures to further reduce our operating costs, including further reducing our staff, curtailing our research and development efforts and reducing the costs we plan spend to grow our Prolieve business.  As such, we would not be able to achieve the growth of the Prolieve business, complete the development, testing and commercialization of our product candidates.

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

The Company does not have a return policy that allows customers to return product, however the company has allowed returns on a limited customer by customer basis. The Company's estimate for returns is based upon its historical experience with actual returns. While such experience has allowed for reasonable estimation in the past, history may not always be an accurate indicator of future returns. The Company continually monitors its estimates for returns and makes adjustments when it believes that actual product returns may differ from the established accruals. We record a provision for estimated returns in the same period as the related revenue is recorded. The provision for estimated sales returns is based on historical sales returns, analysis of credit memo data and specific customer-based circumstances.

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

Contingent Consideration

In accordance with ASC 805, upon the purchase of Prolieve, the Company recognized a contingent consideration obligation as part of the consideration transferred in exchange for the acquired business. The initial measurement of the contingent consideration obligation was based on its estimated fair value. The contingent consideration obligation has been remeasured to fair value at each reporting date and will continue to be remeasured until the contingency is resolved. The changes in fair value are recognized in earnings.  The contingent consideration obligation outstanding totaled $463,772 and $758,953 as of March 31, 2017 and 2016, respectively.

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

A.

Operating Results

Comparison of Fiscal Years Ended March 31, 2017 and 2016

The table below summarizes our results of operations for fiscal year ended March 31, 2017 and fiscal year ended March 31, 2016. Comparative numbers have been restated to conform to the presentation adopted in the current year.

	Year ended March 31,
	2017	2016
Sales
Products	$ 1,788,235	$ 1,431,621
Services	1,995,724	3,103,319
Total Sales	3,783,700	4,534,940

Costs of Sales
Products	908,602	710,620
Services	1,390,303	2,546,258
Total Costs of Sales	2,298,905	3,256,878
Gross Profit	1,484,795	1,278,062

Operating Expenses
Research and development	320,386	626,285
Sales and marketing	108,127	1,140,029
General and administrative	1,567,675	2,728,553
Total Operating Expenses	1,996,188	4,494,867
Loss from Operations	(511,393)	(3,216,805)

Other Income (Expense)
Net gain (loss) from equity method investment	-	100,000
Other income (expense)	(29,414)	10,216
Loss from change in fair value of contingent consideration	(83,188)	(154,137)
Gain from sale of consoles	175,491	-
Loss from impairment of long-lived assets	-	(99,020)
Gain (loss) from harmonized sales tax receivable	202,107	(208,138)
Interest and discount accretion	(1,323,320)	(1,393,665)
Total Other Income (Expense)	(1,058,324)	(1,744,744)
Net Loss	(1,569,717)	$ (4,961,549)

Sales

The Company’s gross revenue from the sale of its Prolieve system products and services decreased from $4,534,940 in fiscal year 2016 to $3,783,700 in fiscal year 2017.  Product sales during the year ending March 31, 2017 and the year ending March 31, 2016 consisted solely of single-use catheters.  The increase of $356,614 in product sales in fiscal 2017 is attributed to the product sale to independent mobile service providers.  The $1,107,854 decrease in service sales is primary due to a decrease in number of mobile service sales provided by the Company’s own mobile service, as the company eliminated mobile services in areas where there was low demand and ultimately not profitable, and that mobile accounts in certain territories were transferred to independent mobile service providers. Sales to independent mobile service providers are considered as product sales instead of service sales.

The Company’s business model has been in transition, therefore, while the Company expects the revenue to increase in a long run as the Company obtains increased market presence. Currently we are not able to project the short term revenue fluctuations.

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

Costs of goods sold as a percentage of product sales was 51% in fiscal year 2017 as compared to 50% in fiscal year 2016, and costs of services as a percentage of services sales was 70% in fiscal year 2017 as compared to 82% in fiscal year 2016.  As a result, total gross profit increased, from $1,278,062 in fiscal year 2016 to a gross profit of $1,484,795 in fiscal year 2017. Additionally, the Company has become more efficient with the operations of services. If we are able to increase our sales, margins on both product sales and services will become positive as the effect of fixed charges have a relative lesser impact on total margin.

Net Loss

Our net loss in fiscal year 2017 was $1,569,717, a decrease of $3,391,832, or 68%, from our net loss of $4,961,549 in fiscal year 2016. The decrease is primarily the result of our increased gross profit and decreases in operating expenses and other income (expenses), as discussed below.

Research and Development Expenses

For the fiscal year ended March 31, 2017, the Company incurred research and development expenses of $320,386, a 49% decrease from the $626,825 for the same period in 2016, primarily due to the suspension of the redesign of Prolieve consoles. Research and development expenses in fiscal 2017 primarily consist of costs incurred with respect to the Prolieve post-marketing study and patents.

Sales and Marketing Expenses

Sales and marketing expenses include the costs of our sales force (including labor, travel, stock-based compensation, and other direct marketing expenses) for Prolieve.

Sales and marketing expenses in fiscal year 2017 was $108,127, a decrease of 91% from the 2016 expenses of $1,140,029.  The decrease is primarily the result of the Company's continued efforts to reduce costs, due to the limited cash resources available during the year, by eliminating sales positions and scaling back marketing activities and travel expenses.

General and Administrative Expenses

General and administrative expenses in fiscal year 2017 decreased 43% to $1,567,675, from the fiscal year 2016 expenses of $2,728,553. The decrease is primarily due to the reductions in legal fees, director fees, administrative salaries and related benefits and other expenses as the company continues to operate more efficiently.

Other Income (Expenses)

During the year ended March 31, 2017, other income (expenses) consisted of gain (loss) from the changes in the fair value of contingent consideration, interest and accretion expenses and other income and expenses.  Total other income (expense) of ($1,058,324) in fiscal year 2017 reflects a decrease from our total other income (expense) of ($1,744,744) in fiscal 2016, primarily as a result of the decrease in our loss in the fair value of contingent consideration and the fact that the Company did not incur losses associated with impairment of long-lived assets as it did in fiscal year 2016.  Additionally, the Company recognized gain on the recovery of the harmonized sales tax receivable during the year ended March 31, 2017, which was recognized as a loss on the write off of the asset during the year ended March 31, 2016.  The Company also had a gain on the sale of consoles in the amount of $175,491 during the year ended March 31, 2017.

Comparison of Fiscal Years Ended March 31, 2016 and 2015

The table below summarizes our results of operations for fiscal year ended March 31, 2016 and fiscal year ended March 31, 2015. Comparative numbers have been restated to conform to the presentation adopted in the current year.

	Year ended March 31,
	2016	2015
Sales
Products	$ 1,431,621	$ 1,212,224
Services	3,103,319	3,007,235
Total Sales	4,534,940	4,219,459

Costs of Sales
Products	710,620	665,382
Services	2,546,258	2,990,089
Total Costs of Sales	3,256,878	3,655,471
Gross Profit	1,278,062	563,988

Operating Expenses
Research and development	626,285	399,212
Sales and marketing	1,140,029	1,549,460
General and administrative	2,728,553	2,703,301
Total Operating Expenses	4,494,867	4,651,973
Loss from Operations	(3,216,805)	(4,087,985)

Other Income (Expense)
Net gain (loss) from equity method investment	100,000	(55,735)
Recognition of accumulated currency translation Adjustment	-	(203,533)
Other income (expense)	10,216	21,366
Loss from change in fair value of contingent consideration	(154,137)	(280,296)
Loss from impairment of long-lived assets	(99,020)	-
Loss from harmonized sales tax receivable	(208,138)	-
Interest and discount accretion	(1,393,665)	(1,365,267)
Total Other Income (Expense)	(1,744,744)	(1,883,485)
Net Loss	$ (4,961,549)	$ (5,971,470)

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

Net Loss

Our net loss in fiscal year 2016 of $4,961,549 decreased 17% from our net loss of $5,971,470 in fiscal year 2015. The decrease is primarily the result of our increased gross profit and slight decreases in operating expenses and other income (expenses), as discussed below.

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

Sales and marketing expenses in fiscal year 2016 was $1,140,029, a decrease of 26% from 2015 expenses of $1,549,460.  The decrease is primarily the result of the Company's continued efforts to reduce costs, due to the limited cash resources available during the year, by eliminating certain sales positions and scaling back marketing activities and travel expenses.

General and Administrative Expenses

General and administrative expenses in fiscal year 2016 increased 1% to $2,728,553, from the fiscal year 2015 expenses of $2,703,301, as the Company incurred increased costs for stock based compensation offset by decreased salaries and other general and administrative costs.

Other Income (Expenses)

During the year ended March 31, 2016, other income (expenses) consisted of gain (loss) from our equity method investments, changes in the fair value of contingent consideration, foreign currency gain (loss), losses on impairment of long-lived assets, losses on write-off of harmonized tax receivable and interest and accretion expenses.  Total other income (expense) of ($1,744,744) in FY 2016 reflects a decrease from our total other income (expense) of ($1,883,485) in FY 2015 primarily as a result of our gain in equity investment, decrease in our loss in the fair value of contingent consideration offset by a loss on the impairment of long-lived assets and write-off of HST receivables in FY 2016.  Additionally, in FY 2015, there was recognition of accumulated currency translation losses which did not occur in FY 2016.  There were no significant changes in foreign currency gain (loss) and interest and accretion expenses during the years ended March 31, 2016 and 2015.

B.

Liquidity and Capital Resources

The Company’s primary cash requirements are to fund operations, including research and development programs and collaborations, and to support general and administrative activities. The Company's future capital requirements will depend on many factors, including, but not limited to:

•

sales of the Company’s Prolieve products and services;

•

pricing and payment terms with customers;

•

costs of the disposable catheter kits and payment terms with suppliers; and

•

capital expenditures and equipment purchases to support product launches

In December 2013, the Company raised gross proceeds of $ 3,540,000 from the sale of convertible redeemable promissory notes and warrants (the “Units”).  Each Unit consists of (i) a $10,000 face value convertible redeemable promissory note, bearing 8% annual interest and due in three years (“Note”), which is convertible into shares of common stock beginning six months after the Closing Date of the offering at a conversion price of $0.25 per share, and (ii) three-year warrants to purchase 20,000 shares of common stock at a price of $0.30 per Share.  The net proceeds from the offering is to be used for Prolieve operations and for general corporate purposes, including research and development activities, capital expenditures, repayment of debt and working capital.

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

In the quarter ended June 30, 2016, the Company obtained a loan of $200,000 from a lender at a monthly interest rate of 1.25%. The loan was secured with all the intellectual property and proprietary rights related to the Prolieve system.  Subsequently, in August 2016, the Company obtained an additional $200,000 in loan from the same lender, at the same terms, and secured with the same intellectual property and proprietary rights related to the Prolieve system. In October 2016, the Company obtained an additional $100,000 in loan from the same lender, at the same terms, and secured with the same intellectual property and proprietary rights related to the Prolieve system. The Company extends credit to customers on an unsecured basis and payment terms are typical 30 days from delivery or service.  Management assesses the collectability of its receivables based on a periodic customer-by-customer analysis, considering historical collection experience as well as customer-specific conditions; when a specific customer account is determined to be uncollectible the Company provides an allowance equal to the estimated uncollectible amounts.  Receivables are written off when it is determined that amounts are uncollectible.  The Company established an allowance for doubtful accounts of approximately $47,035 and $77,917 as of March 31, 2017 and 2016, respectively.

Our cash and cash equivalents of approximately $70,294 on hand at March 31, 2017 are not sufficient to fund operations through our fiscal year ending March 31, 2018.  We estimate that the external funding requirement for the next 12 months will be at least $1 million to maintain the Prolieve business in the U.S. and the essential corporate activities. The Company is currently in default with certain lenders and creditors, and owed Boston Scientific Corporation $1,636,365 in accrued but unpaid sales royalties. We have suspended the APA 1000’s Phase III clinical trials and the research and development activities in the heat-activated immunotherapy business due to the lack of funding.   If we are not able to raise additional capital, we will need to take certain measures to further reduce our operating costs, including reducing our staff, curtailing our research and development efforts and our clinical trials, and reducing the costs we plan to spend to operate our Prolieve business.  As such, we would not be able to achieve the growth of the Prolieve business, complete the development, testing and commercialization of our product candidates.   If adequate funding is not available, the Company will delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. The Management is continuing its efforts to obtain additional funds so that the Company can meet its operating obligations and sustain operations.

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

Net Cash Used In/Provided By Operations

Net cash used in operating activities was $722,434 for the year ended March 31, 2017 compared to $1,937,326 during the same period in 2016. The reduction in the use of cash of approximately $ 1,214,892 is  primarily due to the Company’s restructuring of Prolieve operations which reduced the company’s sales and marketing costs, mobile service costs, along with the decreased general and administrative costs, offset by decreases in accounts payable and increases in accounts receivable.

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

Net Cash Provided by/Used in Investing Activities

During the years ended March 31, 2017 and 2016 the company purchased property and equipment in the amount of approximately $3,597 and $63,993, respectively.  The company received $209,000 from the sale of consoles during the year ended March 31, 2017.  The Company sold their equity interest during the year ended March 31, 2016 in the amount of $100,000.

Net Cash Used in/Provided by Financing Activities

Net cash provided by financing activities was approximately $500,000 for the year ended March 31, 2017 through the sale of notes to an investor. This is lower compared to the $713,000 the Company raised through the sale of equity for the year ended March 31, 2016.

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

C.

Research, Development, Patents and Licenses, etc.

For the fiscal years ended March 31, 2017, 2016 and 2015, the Company incurred research and development expenses of $320,386, $626,285, and $399,212, respectively.  Research and development expenses primarily include the costs of Prolieve console redesign, post-marketing study related to our Prolieve product, fees payable to the U.S. Food and Drug Administration (FDA) and patent fees.

D.

Trend Information

With our acquisition of the Prolieve business in July 2012, for the first time in 2013 we had revenues and costs of sales and those sales increased significantly until summer 2014, when the Company started to implement cost reduction measures. The revenue from the Prolieve business has gradually declined since October 2014 as the Company began to phase out uneconomical sales positions and territories, as well as underutilized mobile technicians. We anticipate that sales of Prolieve products will see slight increase over the next few years as a result of our continuing efforts to enter international markets and add independent third party mobile service providers in new territories in the U.S.

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

E.

Off-Balance Sheet Arrangements

As of each of March 31, 2017 and 2016, the Company did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Tabular Disclosure of Contractual Obligations

The following are contractual commitments at March 31, 2017:

	Total	Year 1	Year 2	Year 3	Year 4	Thereafter
Office lease obligation	$ 167,697	$ 167,697
Vehicle lease obligation	25,742	25,742
Long-term and short-term debt obligations (1)	6,307,978	6,307,978
Other contractual obligation	40,000	10,000	10,000	10,000	10,000
Total	$ 6,531,181	$ 6,531,181	$ 10,000	$ 10,000	$ 10,000	$

(1)

Excluding $2,105,672 remaining balance on non-contingent and contingent consideration payable to Boston Scientific Corporation pursuant to the Prolieve Assets Purchase Agreement. The Company shall make quarterly sales royalty payment equal to ten percent (10%) of the amount of Prolieve sales. As of March 31, 2017, approximately $310,000 of such payments had been made to Boston Scientific Corporation.

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

Name	Position with the Company	Date Position Started
William Jow, MD	Chief Executive Officer, Director	October 1, 2016
Mirsad Jakubovic	Chief Financial Officer	November 25, 2008
Douglas Liu	Vice President of Finance	December 16, 2016
Grant B. Walsh	Chairman of Board of Directors	August 28, 2008
Joseph S. C. Chan	Director	August 28, 2008
Dr. Augustine P.Y. Chow	Director	August 28, 2008
Raymond Tong	Director	January 27, 2015

William W. Jow, M.D., 59, received his M.D. degree from New York University in 1986. Following his surgical and urological residencies at Mount Sinai Medical Center and University of Buffalo, Dr. Jow received the American Urological Association (AUA) Scholar Award to complete a 2-year Fellowship at Weill Cornell Medical College and Center for Biomedical Research at Rockefeller University in New York. He then served as Assistant Professor at Rutgers Robert Wood Johnson Medical School in New Jersey for 2 years. Dr. Jow has been in private practice for over 20 years, and has ample experience in utilizing various minimally-invasive techniques in treating BPH, prostate cancer and prostatitis. He has been Chairman of Urology at Hackensack Meridian Health - Bayshore Hospital in Holmdel, New Jersey, and served on its Medical Executive Committee since 2012. He has published many medical and scientific papers, served as expert reviewer for urology journals and lectured in topics ranging from oncology to preventive medicine. Dr. Jow received many honors and awards including Phi Beta Kappa, Memorial Sloan-Kettering Cancer Center Tri-Institutional (MSKCC, Cornell & Rockefeller) Research Grant, the prestigious American Society of Andrology Hamilton-Thorne Award for his pioneering research in Gene Expression, AUA Best Research Presentation Award, Compassionate Doctor Award, Patients’ Choice Award and Healthgrades Five-Star Physician Recognition. He has served as consultants to various sales and product development ventures before serving as Scientific & Business Development Consultant and Medical Director of Medifocus Inc. since 2014. Dr. Jow was elected as a Director of the Compna on August 30, 2016 and was appointed to the the President and Chief Executive Officer of the Company on October 1 2016.

Mirsad Jakubovic, 54, is a chartered accountant.  His experience includes working as the Director of Finance and Administration for Havana House Cigar and Tobacco Merchants Ltd., and as Director of Finance and Administration for Swatch Group Canada Ltd.  Mr. Jakubovic received his MBA from the Richard Ivey School of Business and his B.Comm. from the University of Toronto.

Mr. Douglas Liu, 53, was a financial analyst with HII Enterprises Inc. in New York from 1994 to 1996, performing budget and cash flow preparation and analysis, as well as cross border joint venture investment evaluation.  From 1996 to 2005, he was the assistant to the Chief Financial Officer and shareholders administrator at Celsion Corporation, assisting the management in budget and business plan development and analysis, in the structuring, negotiation and completion of multiple rounds of PIPE offerings. He also worked closely with auditors and securities attorneys in the preparation of Celsion Corp’s filings with the U.S. SEC. From 2005 to 2012, he was a private investor in various public and startup companies and occasionally worked as independent consultant in corporate finance matters.  Mr. Liu served as the Director of Business Development of the Company from January 2013 to December 2016. He was appointed to be the Vice President of Finance of the Company by the Board of Directors in December 2016. Mr. Liu graduated magna cum laude from the Ohio State University with a bachelor’ s degree in finance and international business.

Mr. Joseph S.C. Chan, MBA, 71, was a director of Harmony Asset Limited from December 2006 to March 2015, a director of Champion Minerals Inc.  from November 2009 to April 2015 and a director of MBMI Resources Inc. since April 2011. Mr. Chan has over 30 years of accounting and management experience. He obtained an MBA from Edinburgh Business School, Heriot Watt University, Scotland, U.K. He is a member of The Institute of Chartered Accountants of England and Wales, the Hong Kong Institute of Certified Public Accountants, as well as a member of the Chartered Professional Accountants of Ontario, Canada.

Dr. Augustine P.Y. Chow, M.Sc., Ph.D, 64, until May 2015, had served as the Chief Executive Officer of Harmony Asset Limited, a publicly listed investment company in Hong Kong and Toronto, since 1996.  He is currently a director of Celsion Corporation (AMEX) and Kaisun Energy Group Ltd., and is a former director of Augyva Mining Resources Inc. (TSXV) and Jian ePayment Systems Limited (HKEX). From 1990 to 1998, Dr. Chow was the Chief Executive Officer of Allied Group of Companies. Dr. Chow received the degrees of M.Sc. from London Business School, Ph.D. from the University of South Australia, a DBA from Southern Cross University, and an Engineering Doctorate from the City University of Hong Kong.  Dr. Chow also is a director of Gwynneth Gold Limited, a significant investor in our Company.

Grant B. Walsh, MBA, C.Dir., 68, is the Chairman of the Board of Directors of the Company.  He also serves as Chairman and/ or Director of Canada Lands Company Limited (a Canadian Crown Corporation), Downsview Park Inc., Old Port of Montreal, Montreal Science Centre and Algoma University.  He is also the Chairman and CEO of Walsh Delta Group Inc., a firm specializing in governance, strategy, leadership, and performance improvement.  Mr. Walsh has served as a director and/or senior executive of various public, private, for-profit and not-for-profit healthcare and service organizations in both the United States and Canada.  In addition to CEO roles, Mr. Walsh was Executive Vice President of the ServiceMaster Company in Chicago, Illinois, where he was accountable for $550 million in revenue, 30,000 employees, and 10,000 properties in 44 states and Canada.  Assets under his leadership exceeded $30 billion.  Mr. Walsh has been Executive-in-Residence and Adjunct Professor at the DeGroote School of Business of McMaster University.  Mr. Walsh holds a Master of Business Administration degree from Southern Illinois University and a designation as a Chartered Director from McMaster University and the Conference Board of Canada.  His undergraduate degree in English and Philosophy is from Roberts Wesleyan College.

Dr Raymond C. F. Tong, M.D., 58, is the Chief Executive Officer of Harmony Medical Inc, an Asian investment group active in the introduction and distribution of medical and healthcare products and services in China and the Asia. Dr. Tong obtained his medical degree from the University of Toronto. He is also an independent Director of Shanghai CP Guojian Pharmaceutical, the largest bio-pharmaceutical manufacturer in China, and is also Chairman of Shanghai Kedu Healthcare Group, one of the largest medical equipment distributor and third-party service provider in China, representing products from GE, Philips, Siemens and Kodak and other multi-nationals. Dr Tong’s earlier career included senior management positions in China with Pfizer and Ball Corporation. He was also responsible for the Healthcare Investment Division of CITIC Pacific in Hong Kong.

Compensation.

Exchange Rate Table

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for each of the last five fiscal years.  The average rate was calculated using the average of the exchange rates, as calculated on each day in the period.

Year	Average
2017	0.7513
2016	0.7641
2015	0.8057
2014	0.9054
2013	0.9710
2012	1.0004

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for each month during the previous six months.

Month	Low	High
March 2017	0.70	0.7517
February 2017	0.7548	0.7690
January 2017	0. 7443	0. 76.75
December 2016	0. 7461	0. 7631
November 2016	0.7362	0. 7498
October 2016	0. 7379	0. 7622

The exchange rates are based upon the noon buying rate as quoted by the Bank of Canada.  At March 31, 2017, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled .7506.

B.

Compensation

Summary Compensation Table

The following table sets out all annual and long-term compensation for services in all capacities to the Company for the fiscal years ended March 31, 2017, 2016, and 2015 in respect of the individuals who served as the Chief Executive Officer, the Chief Financial Officer, and Chief Operating Officer of the Company (collectively, the “Named Executive Officers”). Other than as disclosed below, no other executive officer received in excess of $150,000 in total salary, bonus and other compensation for the fiscal year ended March 31, 2017.

Non-equity incentive plan compensation (S)
	Year	Salary	Share-Based Awards (1)	Options-Based Awards (1)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All Other Compensation	Total Compensation
Name and Principal Position

William Jow, MD (2)	2017	$ 159,000	-	-	-	-	-	-	$ 159,000
	2016	$ 34,000	-	$ 18,159	-	-	-	-	$ 52,159
	2015	$ 10,000	-	-	-	-	-	-	$ 10,000

Augustibe Y. Cheung, PH.D. (3)	2017	$ 112,499 (2)	-	-	-	-	-	-	$ 112,499
	2016	$ 181,892	-	$ 65,374	-	-	-	-	$ 247,266
	2015	$ 215,262	-	-	-	-	-	-	$ 215,262

Mirsad Jakubovic CFO (4)	2017	$ 35,800	-	-	-	-	-	-	$ 35,800
	2016	$ 57,284	-	$ 15,435	-	-	-	-	$ 72,719
	2015	$ 75,000	-	-	-	-	-	-	$ 75,000

John Mon Former COO (5)	2017	$ 71,755	-	-	-	-	-	-	$ 71,755
	2016	$ 206,846	-	$ 31,779	-	-	-	-	$ 238,625
	2015	$ 203,846	-	-	-	-	-	-	$ 203,846

Notes:

(1)

Options were granted December 17, 2015 and vested immediately. Each option has a term of five (5) years and an exercise price of $0.057. The fair value of the stock option grants were estimated at the date of the grant using a Black-Scholes option-pricing model in accordance with the standard methodology applicable to time vested stock option grants. The following assumptions were used in the model (being the same assumptions used for financial reporting purposes): risk-free interest rate of 1.12%, expected volatility in the market price of the Corporation’s shares of 106.03%, term-expected life of  2.5 years and a dividend yield of nil%.

(2)

Dr. Jow has served Medifocus as Medical Director since 2014 and was appointed President of the Company in March 2016. Dr. Jow was appointed to the position of Chief Executive Officer, effective October 1, 2016.

(3)

Augustine Y Cheung, Ph.D., resigned as the Company’s President and CEO effective September 30, 2016. Approximately $37,500 of Dr. Cheung’s salary has been accrued but unpaid.

(4)

Effective on September 1, 2016, Mr. Jakubovic’s salary was changed to $20,000 per year. During fiscal 2017, we accrued $35,800 in salary for Mr. Jakubovic.

(5)

The position of Chief Operating Officer of the Company was eliminated effective March 1, 2016. Mr. Mon has been re-assigned to other position in the Company.

Option Grants

Incentive Option-Based Awards

The Company did not grant any stock options to its Named Executive Officers and Directors during the year ended March 31, 2017. The following tables set forth information in respect of all stock options granted to our Named Executive Officers and directors as of March 31, 2016. No options were granted as a result of repricing.

Executive Officers

	Option‑based Awards			Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Number of shares or units of shares that have not vested	Market or payout value of share‑based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
William Jow, MD (1)	1,000,000 (1)	$ 0.06	Dec-20-2020	-	-	-
Dr. Augustine Y. Cheung Former CEO	3,600,000 (2)	$ 0.06	Dec-20-2020	‑	‑	‑
Mirsad Jakubovic CFO	850,000	$ 0.06	Dec-20-2020	‑	‑	‑
John Mon Former COO	1,750,000	$ 0.06	Dec-20-2020	‑	‑	‑

(1)

These options were granted to Dr. Jow in December 2015 when he served as Medical Director of the Company.

(2)

These options expired 90 days after Augustine Y Cheung, Ph.D., resigned as the Company’s President and CEO effective September 30, 2016.

Directors

	Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Joseph S. C. Chan	400,000	$ 0.06	Dec-20-2020	-	-	-
Dr. Augustine P.Y. Chow	400,000	$ 0.06	Dec-20-2020	-	-	-
Raymond Tong	400,000	$ 0.06	Dec-20-2020	-	-	-
Grant Walsh	700,000	$ 0.06	Dec-20-2020	-	-	-

Value Vested or Earned During the Year

No options were exercised by any director during the year ended March 31, 2017.  All options issued to directors vested immediately at the date of issuance, December 20, 2015.

Compensation of Directors

Prior to August 31, 2016, each independent director received an annual fee of CAD $20,000 as compensation for their services as directors.  In addition, each committee chairman received an additional CAD $15,000 annually. Starting from September 1, 2016, each independent director will receive an annual fee of US$20,000 as compensation for their services as directors.  Committee chairman will no longer receive additional compensations. Directors are also eligible to participate in the Company’s Stock Option Plan (the “Option Plan”) on an on-going basis.

The following table sets out all annual and long-term compensation for services in all capacities to the Company for the fiscal year ended March 31, 2017 of each of the directors (other than named Executive Officers).

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
Joseph S. C. Chan	$18,102	-	-	-	-	-	$18,102
Dr. Augustine P.Y. Chow	$18.102	-	-	-	-	-	$18,102
Raymond Tong	$18.102	-	-	-	-	-	$18,102
Grant Walsh	$18,102	-	-	-	-	-	$18,102

Value Vested or Earned During the Year

No stock options were exercised by any director during the fiscal year ended March 31, 2017. The Company did not grant any stock options to its Named Executive Officers and Directors during the year ended March 31, 2017.

	Option‑based Awards			Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Joseph S. C. Chan – Director	400,000	$ 0.08	12/20/2020	-	-	-
Dr. Augustine P.Y. Chow – Director	400,000	$ 0.08	12/20/2020	-	-	-
Raymond Tong – Director	400,000	$ 0.08	12/20/2020	-	-	-
Grant Walsh – Director	700,000	$ 0.08	12/20/2020	-	-	-

Outstanding Options

Set forth below is a summary of the outstanding options under the Option Plan to purchase Shares as of March 31, 2017. All executive officers, directors and key employees of the Company, as a group:

Holder	Number of Shares Under Option	Date of Grant	Expiry Date	Exercise
Grant Walsh	700,000	December 20, 2015	December 20, 2020	$0.06
Joseph S. C. Chan	400,000	December 20, 2015	December 20, 2020	$0.06
Dr. Augustine P.Y. Chow	400,000	December 20, 2015	December 20, 2020	$0.06
Raymond Tong	400,000	December 20, 2015	December 20, 2020	$0.06
William Jow, MD	1,000,000	December 20, 2015	December 20, 2020	$0.06
John Mon	1,750,000	December 20, 2015	December 20, 2020	$0.06
Mirsad Jakubovic	850,000	December 20, 2015	December 20, 2020	$0.06
Douglas Liu	1,000,000	December 20, 2015	December 20, 2020	$0.06
	6,500,000

Options Granted during Fiscal Year Ended March 31, 2017

The Company did not grant any stock options to its Named Executive Officers and Directors during the year ended March 31, 2017.

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

As of March 31, 2017, a total of 1,755,095 Shares have been issued to the following persons and in the following amounts.

Name	Title	Number of Shares Awarded
Dr. Augustine Cheung	Former CEO, & Director	792,058
Ernie Eves	Former Director	500,000
John Mon	Former Chief Operating Officer	363,037
Mirsad Jakubovic	Chief Financial Officer	100,000

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

Stock Option Plan

Our shareholders approved the Option Plan on November 28, 2012.  The number of Shares reserved for issuance under the Option Plan may not exceed 10% of the total number of Shares issued and outstanding from time to time.  At March 31, 2017, the Company had 184,984,215 shares outstanding.  An aggregate of 6,500,000 options granted by the Company under the Option Plan remain outstanding to date and none of these options have been exercised.  Accordingly, 11,998,422 options currently remain available for future grant under the Option Plan (based upon 10% of the aggregate number of issued and outstanding Shares at March 31, 2017).

The purpose of the Option Plan is to attract, retain and motivate persons as key service providers to the Company and to advance the interests of the Company by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth.  The options are non-assignable and may be granted for a term not exceeding five years.

Options may be granted under the Option Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Shares may be listed or may trade from time to time.  The number of Shares reserved for issue to any one person pursuant to the Option Plan within any one year period may not exceed 5% of the issued and outstanding Shares.  The maximum number of Shares which may be reserved for issuance to insiders under the Option Plan, any other employee stock option plans or options for services is 10% of the aggregate number of issued and outstanding Shares at the date of grant (on a non-diluted basis).  The maximum number of Shares which may be issued to insiders under the Option Plan, together with any previously established or proposed share compensation arrangements, within any one-year period, is 10% of the aggregate number of issued and outstanding Shares.  The maximum number of Shares which may be issued to any insider and his or her associates under the Option Plan, together with any previously established or proposed share compensation arrangements, within any one-year period, is 5% of the aggregate number of issued and outstanding Shares at the date of grant (on a non-diluted basis).  The maximum number of Shares which may be granted to any consultant under the Option Plan, any other employer stock option plans or options for services, within any one-year period, is 2% of the aggregate number of issued and outstanding Shares at the date of grant (on a non-diluted basis).  The maximum number of Shares which may be granted to any “investor relations person” under the Option Plan, any other employer stock option plans or options for services, within any one year period, is 2% of the aggregate number of issued and outstanding Shares at the date of grant (on a non-diluted basis).

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

Warrants

At March 31, 2017, we had the following warrants outstanding.

		Exercise	Black-Scholes		Year
	Number	Price	Values	Expiry	of
	#	$	$	Date	Issue
Share purchase warrants	10,281,250	0.25	1,034,209	9/15/2017	2015
Share purchase warrants	7,750,000	0.10	176,169	12/14/2017	2015
Outstanding, end of year	18,031,250		1,210,378

C.

Board practices.

The following table sets forth information regarding our current directors.   Our directors serve one-year terms or until their successors are elected and accept their positions.

Name	Year Appointed Director
Joseph Shuen Chuen Chan	2010
William Jow, MD	2016
Dr. Augustine P.Y. Chow	2010
Raymond Tong	2015
Grant B. Walsh	2008

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

Compensation Committee

The members of Compensation Committee are Dr. Augustine P.Y. Chow, Grant B. Walsh and Raymond Tong, all of whom are considered independent.

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

Governance Committee

The members of the Governance Committee are Grant Walsh,  William Jow, MD and Joseph S. C. Chan.

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

D.

Employees.

At March 31, 2017, we had 9 employees, decreased from 17 employees at March 31, 2016.   This decrease is a result of our continued efforts to restructure the Prolieve business and operate our business more efficiently.

Of our full-time employees, three are Prolieve mobile service technicians.  The rest are corporate management, engineering, regulatory compliance and support staff.

None of our current employees are members of a labor union and, consequently, there is no relationship between our management and any labor union.

E.

Share ownership.

The following table sets forth the shareholdings of the Company’s directors and senior management at March 31, 2017.

NAME	SHARES OWNED	SHARE CONVERTIBLE FROM OPTIONS OR WARRANTS VESTED OR VESTING WITHIN 60 DAYS	BENEFICIAL OWNERSHIP	PERCENTAGE OF OUTSTANDING SHARES*

William Jow, MD	2,568,182	1,000,000	3,568,182	1.92%
John Mon	1,141,667	1,750,000	2,891,667	1.55%
Mirsad Jakubovic	2,223,758	850,000	3,073,758	1.65%
Douglas Liu	250,000	1,000,000	1,250,000	0.67%
Joseph S. C. Chan	1,068,182	400,000	1,468,182	0.79%
Dr. Augustine P.Y. Chow	850,000	400,000	1,250,000	0.67%
Grant B. Walsh	1,268,182	700,000	1,968,182	1.06%
Raymond C. Tong	90,909	400,000	490,909	0.26%
Officers & Directors, as a group	9,460,800	6,500,000	15,960,880	8.34%

*

At March 31, 2017, the Company had 184,984,215 Shares outstanding.

Item 7.  Major Shareholders and Related Party Transactions.

A.

Major shareholders.

At July 28, 2017, we had 184,984,215 Shares outstanding. To the knowledge of our directors and senior officers, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Shares carrying more than 5% of our outstanding Shares:

Name	No. of Shares	Percentage	Natural Persons (4)
Integrated Asset Management (ASIA) Limit	34,349,242(1)	17,71%	Tak Cheung Yam
Gwynneth Gold Limited	20,588,113(2)	9.34%	Vincent Cheung
Shuk Ling Lam	12,000,000 (3)	6.35%	Shuk Ling Lam

Notes:

(1).

Includes warrants to purchase 1,562,500 Shares at $0.25 per Share and the 7,400,000 Shares that could be issued after June 18, 2014 pursuant to the terms of a convertible promissory note.

(2).

Includes warrants to purchase 1,562,500 Shares at $0.25 per Share and 3,160,000 Shares that could be issued after June 18. 2014 pursuant to the terms of a convertible promissory note.

(3).

Includes warrants to purchase 4,000,000 Shares at $0.10 per Share.

(4).

The individuals listed in this column represent the natural persons who have or share the power to direct the voting or disposition of the securities listed, or to receive the economic benefit of ownership of such securities.

At July 28, 2017, we had 54 U.S. shareholders of record, holding 35,827,670 Shares, which represented approximately 19% of our outstanding Shares.  At such date, there were no arrangements, the operation of which could result in a change of control.  All shareholders have the same voting rights with respect to the Shares.

B.

Related party transactions.

No executive officer, director, or person owning at least 5% of our Shares, or any affiliate thereof, has or any has had any material interest, directly or indirectly, in any transaction involving our company since April 1, 2010, or in any proposed transaction involving our company.

The company made direct revenue sales to Dr. William Jow, the Company’s CEO effective October 1, 2016, in the amount of approximately $36,000, $11,000 and $64,000 during the years ended March 31, 2017, 2016 and 2015, respectively.   There was a trade receivable balance of approximately $0 and $11,000 as of March 31, 2017 and 2016, respectively, related to these transactions.

In February 2015, Mr. Tak Cheung Yam, a former director of the Company, through Integrated Assets Management (Asia) Ltd, purchased 9,090,909 Shares in a private offering.  Mr. Yam paid $0.044 per Share, for an aggregate purchase price of $400,000.  Further, Mr. Yam, through Integrated Assets Management (Asia) Ltd, currently owns 25,386,742 Shares, or 13.72% of the Company's outstanding common stock.  Integrated Assets Management (Asia) Ltd also owns exercisable warrants to purchase an additional 1,562,500 Shares. If Mr. Yam chooses to exercise all these warrants, he will control 14.45% of our Common Stock. In addition, Mr. Yam, through Integrated Assets Management (Asia) Ltd, owns a convertible note that can be converted into 7,400,00 Shares. If Mr. Yam chooses to convert the notes to Shares, and to exercise all his warrants, he will effectively control 17.71% of our outstanding shares. As of March 31, 2017, the notes are past due.

In December 2016, the Company made a direct revenue sale to Medifocus Asia, Ltd., in the amount of approximately $221,000, There was a trade receivable balance of approximately $196,000 the year ended March 31, 2017. Mr. Augustine Chow and Mr. Raymond Tong, both directors of Medifocus Inc, are also directors and significant shareholders of Medifocus Asia, Ltd.

C.

Interests of Experts and Counsel

We are filing this Form as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 8.  Financial Information.

A.

Consolidated statements and other financial information.

See “Item 18.  Financial Statements.”

Litigation

During the year ended March 31, 2015, the Company was included on a complaint related to Prolieve treatment.  The plaintiff’s counsel offered to dismiss the Company from the lawsuit in exchange for a waiver of fees and costs which was approximately $4,500.  The Company was subsequently dismissed from the case.

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

B.

Significant changes.

Except as disclosed in the notes to the audited financial statements, there have been no significant changes since the date of the Company’s audited financial statements at March 31, 2017.

Item 9.  The Offer and Listing.

A.

Offer and listing details.

Our Shares have traded in Canada on the TSXV since July 31, 2006, under the symbol “MFS”.  In the United States, our Shares traded on the OTC Pink Sheets from December 2009 through June 29, 2012, under the symbol “MDFZ”.  Our shares had traded in the United States on the OTCQX between June 30, 2011 and December 2016, under the symbol “MDFZF”. Since January 2017, our shares have traded in the United States on the OTCQB under the symbol “MDFZF”

The TSXV

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

The annual high and low market prices in Canadian dollars for the common shares of the Company for the five most recent fiscal years as traded on the TSXV were as follows:

Fiscal Year Ended March 31,	Low (Cdn$)	High (Cdn$)
2017	0.02	0.04
2016	0.04	0.16
2015	0.04	0.22
2014	0.12	0.25
2013	0.10	0.31

The quarterly high and low market prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent fiscal years as traded on the TSXV were as follows:

Quarter Ended	Low (Cdn$)	High (Cdn$)
March 31, 2017	0.015	0.04
December 31, 2016	0.015	0.025
September 30, 2016	0.02	0.035
June 30, 2016	0.035	0.05
March 31, 2016	0.04	0.08
December 31, 2015	0.04	0.06
September 30, 2015	0.05	0.14
June 30, 2015	0.04	0.16

The monthly high and low market prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSXV were as follows:

Month	Low (Cdn$)	High (Cdn$)
June 2017	0.03	0.035
May 2017	0.03	0.035
April 2017	0.03	0.04
March 2017	0.02	0.045
February 2017	0.015	0.02
January 2017	0.02	0.025

The closing price of our Shares on the TSXV on March 31, 2017 was $0.04 Canadian dollars.

The OTCQX

The annual high and low market prices in U.S. dollars for the common shares of the Company for the five most recent fiscal years as traded on the OTCQX (or OTCQB) were as follows:

Fiscal Year Ended March 31,	Low ($)	High ($)
2017	0.0094	0.0387
2016	0.02	0.12
2015	0.03	0.19
2014	0.11	0.25
2013	0.11	0.35

The quarterly high and low market prices in U.S. dollars for the common shares of the Company for each quarterly period within the two most recent fiscal years as traded on the OTCQX (or OTCQB) were as follows:

Quarter Ended	Low ($)	High ($)
March 31, 2017	0.0094	0.0387
December 31, 2016	0.096	0.021
September 30, 2016	0.0163	0.03
June 30, 2016	0.0215	0.037
March 31, 2016	0.03	0.06
December 31, 2015	0.02	0.05
September 30, 2015	0.04	0.11
June 30, 2015	0.03	0.12

The monthly high and low market prices in U.S. dollars for the common shares of the Company for the most recent six months as traded on the OTCQX  (or OTCQB) were as follows:

Month	Low ($)	High ($)
June 2017	0.073	0.0283
May 2017	0.0172	0.0283
April 2017	0.028	0.0283
March 2017	0.0086	0.0387
February 2017	0.0085	0.02
January 2017	0.01	0.0211

The closing price of our Shares on the OTCQX on March 31, 2017 was $0.03.

B.

Plan of distribution.

We are filing this Form as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Markets.

Our Shares have traded in Canada on the TSXV since July 31, 2006, under the symbol “MFS”.  In the United States, our Shares traded on the OTC Pink Sheets from December 2009 through June 29, 2012, under the symbol “MDFZ”.   Our shares had traded in the United States on the OTCQX between June 30, 2011 and December 2016, under the symbol “MDFZF”. Since January 2017, our shares have traded in the United States on the OTCQB under the symbol “MDFZF”.

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

Agreements in Connection with Medifocus Holding Joint Ventures

On November 8, 2013, we entered into an agreement with Ideal Concept Group Limited to develop our Prolieve business and products based upon APA technology in a geographic area referred to as Asia Pacific.  Medifocus Holding, our joint venture with Ideal Concept Group Limited, was formed as a result of this agreement.  Reference is made to “Item 4. Information on the Company” for a description of the terms of this agreement.

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

10.E.3.  Disposition of Common Shares

A Holder who disposes of shares of a corporation, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a designated stock exchange unless the Holder or persons with whom the Holder did not deal at arm’s length, alone or together, or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The TSXV is a designated stock exchange under the Act.

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

10.E.4.  United States Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to our shareholders.  This discussion is based upon the provisions of the Internal Revenue Code of 1986 (the "Code”), legislative history, applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this annual report, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

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

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our publicly traded shares by a U.S. Holder who is an individual, trust or estate (a Non-Corporate U.S. Holder generally will be treated as qualified dividend income that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates).

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

You may also review a copy of our filings with the SEC, including exhibits and schedules filed with or incorporated by reference in this annual report and future filings with the SEC, at the SEC's public reference facilities in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1580, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

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

Convertible Notes

In fiscal 2014, the Company issued 554 Units of 8% Redeemable Promissory Convertible Notes (the “Notes”) together with Series C Stock Purchase Warrants (the “Warrants”) to various accredited investors in an offering exempt from registration in the U.S pursuant to regulations D and S under the U.S. Federal Securities rules and regulations, receiving gross proceeds of $5,540,000. The Company has accrued interest of $1,292,606 owing to holders of the convertible debentures as of March 31, 2017, all of which is past due. As of March 31, 2017, all the Notes were due but unpaid.  The Company is in a technical default of the terms of the debentures. As of the date of this filing, no holders of the Notes has taken legal action against the Company. Company will attempt to discuss with the holders of the Notes on the converting the Notes into Common Stock on modified terms that are different from the conversion features in the offering.

Note Payable

In fiscal 2013, the Company raised bridge financing of approximately $435,000. The bridge financing lender received a promissory note, with interest is payable at 2% per month after October 23, 2012. The original maturity date of the promissory notes was October 23, 2013 and was subsequently extended until June 30, 2014. The company made principle payments of approximately $178,000 during the year ended March 31, 2015. As at March 31, 2017, the note remains matured and the Company will attempt to discuss with the lender on the converting the note into Common Stock.

Boston Scientific Corporation

On July 24, 2012 the Company purchased from Boston Scientific Corporation ("BSC"), in a taxable transaction, all of the assets, relating to the Prolieve Thermodilatation System (“Prolieve”), a FDA approved device for the treatment of Benign Prostatic Hyperplasia (“BPH”). The maximum amount of $2,500,000 is payable as contingent consideration pursuant to the terms of the agreement. The contingent consideration is payable quarterly at a rate of 10% of sales of Prolieve products. As of March 31, 2017, $1,636,365 of royalties is due to Boston Scientific Corporation, of which $1,575,025 is past due.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.  Controls and Procedures.

A.

Disclosure Controls and Procedures.

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended March 31, 2016. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

B.

Management’s Annual Report on Internal Control Over Financial Reporting.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. The Company's management has employed a framework consistent with U.S. Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting described below. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of March 31, 2017 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of March 31, 2017 and no material weaknesses were discovered.

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

D.

Changes in Internal Control Over Financial Reporting.

There were no changes in the Company’s internal control over financial reporting during the year ended March 31, 2017, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

Item 16C.  Principal Accountant Fees and Services.

The following summarizes the total fees billed by our external auditors for each of the years ended March 31, 2017 and March 31, 2016.  All dollar amounts are exclusive of applicable taxes.

	2017	2016
Audit Fees	$ 48,000	$ 40,000
Audit-Related Fees	N/A	$ 4,000
Tax Fees	$ 1,200	$ 27,075
All Other Fees	N/A	$ 15,000

Audit Fees

This category includes the aggregate fees billed by our independent auditor for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under "Audit Fees," and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations,

Tax Fees

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

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

We do not currently have a pre-approval policy regarding the services performed by our independent auditors.  Rather, our shareholders appoint our independent auditors at our Annual Meeting of Shareholders, and authorize our directors to fix the auditor’s remuneration.  At our Annual Meeting of Shareholders held in August 2016, our shareholders appointed UHY McGovern Hurley LLP (“UHY”) as our independent auditor, and authorized our directors to fix UHY’s remuneration. At our Annual Meeting of Shareholders held in January 2015, our shareholders appointed Stegman & Company (“Stegman”) as our independent auditor, and authorized our directors to fix Stegman’s remuneration.

We intend on developing and implementing a pre-approval policy with respect to the services performed by independent auditors in the near future.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The Company did not purchase any of its common shares during the financial year ended March 31, 2017.

Item 16F.  Change in Registrant’s Certifying Accountant.

There has been a change in the Registrant’s Certifying Accountant. The Company’s last independent auditors, Stegman & Co merged into Dixon Hughes Goodman LLP, which is not a registered member of the Canadian Public Accountability Board. As a result, at our Annual Meeting of Shareholders held in August 2016, our shareholders appointed UHY McGovern Hurley LLP (“UHY”) as our new independent auditor.

Item 16G.  Corporate Governance.

Not applicable.

Item 16H.  Mine Safety Disclosure.

Not applicable.

PART III

Item 17.  Financial Statements.

See “Item 18.  Financial Statements.”

Item 18.  Financial Statements.

The following financial statements have been filed as part of this annual report.

•

Report of Independent Registered Public Accounting Firm

•

Consolidated Balance Sheets of the Company for the years ended March 31, 2017 and 2016

•

Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2017, 2016 and 2015

•

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the years ended March 31, 2017, 2016 and 2015

•

Consolidated Statements of Cash Flows for the years ended March 31, 2017, 2016, and 2015

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

4.8*	Trademark Assignment dated July 24, 2012 between Boston Scientific Scimed, Inc. (“Assignor”) and Medifocus Inc. (“Assignee”)
4.9*	Assumption Agreement dated July 24, 2012 between Boston Scientific Corporation and Medifocus Inc.
4.10*	Patent License Agreement dated October 24, 1997 between Massachusetts Institute of Technology and Cheung Laboratories, Inc.
4.11*	First Amendment to Patent License Agreement, effective May 23, 2002, between Massachusetts Institute of Technology and Celsion Corporation
4.12*	Second Amendment to Patent License Agreement, effective March 7, 2005, between Massachusetts Institute of Technology and Celsion Corporation
4.13*	Third Amendment to Patent License Agreement, effective June 16, 2007, between Massachusetts Institute of Technology and Celsion (Canada) Limited

4.14*	Fourth Amendment to Patent License Agreement, effective June 1, 2009, between Massachusetts Institute of Technology and Medifocus Inc.
4.15*	Fifth Amendment to Patent License Agreement, effective March 29, 2013, between Massachusetts Institute of Technology and Medifocus Inc.
4.16*	Sixth Amendment to Patent License Agreement, effective July 15, 2013, between Massachusetts Institute of Technology and Medifocus Inc.
4.17*	Agreement dated January 16, 2006 between Celsion USA, Celsion Canada, and Dr. Augustine Cheung
4.18*	Agreement dated November 8, 2013 between Medifocus Inc. and Ideal Concept Group Limited
4.19*	License and Distribution Agreement dated as of November 8, 2013, between Medifocus Inc. and Medifocus Holding Limited (BVI)
4.20*	Letter Agreement dated June 27, 2013 between Medifocus Inc. and Maxim Group LLC
4.21*	Engagement Letter dated June 27, 2013 between Medifocus Inc. and Maxim Group LLC
4.22*	Advisory Services Agreement, dated September 19, 2013, between Healthios Capital Markets LLC and Medifocus Inc.
4.23*	Letter Agreement dated January 5, 2014 between Medifocus Inc. and Ernie Eves (regarding Mr. Eves’ resignation from the Medifocus Inc. Board of Directors)
4.24*	Letter Agreement dated February 25, 2014, between Medifocus, Inc. and Maxim Group LLC
4.25*	Stock Option Plan (Approved by the Company’s shareholders on January 16, 2014)
4.26**	Medical Product Manufacturing Services Agreement, dated March 11, 2004, between Celsion Corporation and VENUSA Corporation, as subsequently assigned by Celsion Corporation to the Company.
4.27**	Option Agreement, effective May 1, 2015, between Medifocus Inc. and Duke University
4.28***	License Agreement, effective October 6, 2015, between Medifocus Inc. and Duke University
4.29***	Code of Business Conduct and Ethics adopted by the Board of Directors on December 16, 2015
5.0#	Seventh Amendment to Patent License Agreement, effective August 1, 2016, between Massachusetts Institute of Technology and Medifocus Inc.
8.1*	List of wholly-owned subsidiaries
12.1#	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1#	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*

Previously filed with the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on September 17, 2014

**

Previously filed with Amendment No. 2 tothe Company’s Registration Statement on Form 20-F/A, filed with the Securities and Exchange Commission on November 14, 2014.

***

Previously filed with the Company’s Annual Report on Form 20-F/A, filed with the Securities and Exchange Commission on June 9, 2016.

#

Filed herewith

 (b)  Financial Statement Schedules

None.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEDIFOCUS INC.

/s/William Jow, MD
William Jow, MD
President and Chief Executive Officer

Date:  July 31, 2017

EXHIBIT INDEX

Exhibit No.	Exhibit
5.0	Seventh Amendment to Patent License Agreement, effective August 1, 2016, between Massachusetts Institute of Technology and Medifocus Inc.
12.1#	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1#	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1#	Consent of Stegman & Company, Certified Public Accountants

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MEDIFOCUS, INC.

Consolidated Financial Statements as of March 31, 2017 and 2016 and for each of the years in the three-year period then ended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Medifocus, Inc.

We have audited the accompanying consolidated statement of financial position of Medifocus, Inc. as of March 31, 2017 and the related consolidated statement of operations and comprehensive loss, cash flows, and changes in stockholders’ deficit for the year ended March 31, 2017. Medifocus, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medifocus, Inc. as of March 31, 2017, and the results of its operations and its cash flows for the year ended March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements as at March 31, 2016 and 2015 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 27, 2016.

The accompanying consolidated financial statements have been prepared assuming that Medifocus, Inc. will continue as a going concern.  As discussed in Note 1 to the financial statements, Medifocus, Inc.’s operating loss, negative working capital and accumulated deficit as at March 31, 2017 raise substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

UHY McGovern Hurley, LLP /s/ UHY McGovern Hurley, LLP Chartered Professional Accountants Licensed Public Accountants

Toronto, Canada

July 31, 2017

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

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 1, since its inception the Company has incurred recurring operating losses and will require additional financing to successfully develop its products. Additionally, the Company is not in compliance with the provisions of an outstanding debt agreement and certain convertible notes payable. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects or recoverability and classification of assets and liabilities that may result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/Stegman & Company

Baltimore, Maryland

May 27, 2016

MEDIFOCUS, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in U.S. dollars)

	March 31, 2017	March 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$ 70,294	$ 113,946
Accounts receivable, net	1,020,091	660,637
Inventory, net	101,181	62,554
Other assets	66,689	14,214
Total Current Assets	1,258,255	851,351
Property and equipment, net	321,818	510,141
Deposits	271,330	271,330
Intangible assets, net	1,293,551	1,520,120
Total Assets	$ 3,144,954	$ 3,152,942
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$ 342,326	$ 864,022
Accrued expenses	997,741	797,141
Accrued interest payable	1,788,188	1,082,502
Promissory notes payable	767,978	274,890
Payable to Boston Scientific Corporation	1,636,365	1,257,995
Contingent consideration, current portion	339,080	461,211
Convertible notes payable (net of discount), current portion	5,540,000	4,939,138
Total Current Liabilities	11,411,678	9,676,899
Contingent consideration	124,692	297,742
Total liabilities	11,536,370	9,974,641
Commitments and contingencies (Note 5 and Note 8)
Stockholders’ deficit:
Common stock (no par value, unlimited shares authorized, 184,984,215
shares issued and outstanding as of March 31, 2017 and March 31, 2016	14,295,388	14,295,388
Additional paid-in capital	10,744,777	10,744,777
Accumulated deficit	(33,431,581)	(31,861,864)
Total Stockholders’ Deficit	(8,391,416)	(6,821,699)
Total Liabilities and Stockholders’ Deficit	$ 3,144,954	$ 3,152,942
G Going Concern (Note 1)

See accompanying notes to the consolidated financial statements.

MEDIFOCUS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in U.S. dollars)

	Year ended March 31,
	2017	2016	2015
Sales
Products	$ 1,788,235	$ 1,431,621	$ 1,212,224
Services	1,995,465	3,103,319	3,007,235
Total Sales	3,783,700	4,534,940	4,219,459

Costs of Sales
Products	908,602	710,620	665,382
Services	1,390,303	2,546,258	2,990,089
Total Costs of Sales	2,298,905	3,256,878	3,655,471
Gross Profit	1,484,795	1,278,062	563,988

Operating Expenses
Research and Development	320,386	626,285	399,212
Sales and marketing	108,127	1,140,029	1,549,460
General and administrative	1,567,675	2,728,553	2,703,301
Total Operating Expenses	1,996,188	4,494,867	4,651,973
Loss from Operations	(511,393)	(3,216,805)	(4,087,985)

Other Income (Expense)
Net gain (loss) from equity method investment	-	100,000	(55,735)
Recognition of accumulated foreign currency translations adjustments	-	-	(203,553)
Other income and (expenses)	(29,413)	10,216	21,366
(Loss) from change in fair value of contingent consideration	(83,189)	(154,137)	(280,296)
Gain from sale of consoles	175,491	-	-
(Loss) from impairment of long-lived assets	-	(99,020)	-
Gain (loss) from recovery (write off) of harmonized sales tax receivable	202,107	(208,138)	-
Interest and discount accretion	(1,323,320)	(1,393,665)	(1,365,267)
Total Other Income (Expense)	(1,058,324)	(1,744,744)	(1,883,485)

Net Loss	(1,569,717)	(4,961,549)	(5,971,470)
Other Comprehensive Income	-	-	203,553
Net Comprehensive Loss	$ (1,569,717)	$ (4,961,549)	$ (5,767,617)
Net Loss per share basic and diluted	$ (0.01)	$ (0.03)	$ (0.05)
Weighted average common shares outstanding - basic and diluted	184,984,215	164,701,958	122,809,928

See accompanying notes to the consolidated financial statements.

MEDIFOCUS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in U.S. dollars)
	Year ended March 31,
	2017	2016	2015
Net Loss	$ (1,569,717)	$ (4,961,549)	$ (5,971,470)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion of deferred financing costs and debt discount	600,862	795,080	712,841
Depreciation and amortization	362,716	360,355	360,886
Gain on sale of consoles	(175,491)	-	-
Stock-based compensation	-	183,410	-
Loss on change in fair value of contingent consideration	83,189	154,137	280,296
(Gain) loss from equity method investment	-	(100,000)	55,735
(Gain) loss from (recovery) write-off of harmonized sales tax receivable	(202,107)	208,138	-
Loss on impairment of long-lived assets	-	99,020	-
Provision (recovery) for bad debts and warranties	(53,006)	17,678	71,367
Recognition of accumulated foreign currency translation adjustments	-	-	203,553
Loss on fixed asset disposal	22,264	-	4,374
Changes in operating assets and liabilities
(Increase) decrease in accounts receivable	(126,465)	165,655	844,589
(Increase) decrease in inventory	(45,199)	17,050	439,159
(Increase) decrease in other current assets	(52,475)	24,586	(7,250)
(Increase) decrease in deposits	-	(50,000)	20,977
(Decrease) increase in accounts payable	(521,696)	257,495	(409,730)
Increase in accrued expenses	239,323	373,035	193,050
Increase in accrued interest	715,369	518,584	380,383
Net cash used in operating activities	(722,434)	(1,937,326)	(2,821,240)

INVESTING ACTIVITIES:
Sale of consoles	209,000	-	-
Purchase of fixed assets	(3,597)	(63,993)	(44,653)
Sale of equity method investments	-	100,000	-
Net cash (used in) provided by investing activities	(205,403)	36,007	(44,653)

FINANCING ACTIVITIES:
Proceeds from the issuance of common shares, net of issuance costs	-	713,000	1,444,274
Proceeds for common shares issuable	-	-	1,561,000
Proceeds from notes payable	500,000	-	-
Principal repayments on note payable	-	-	(178,488)
Net cash provided by financing activities	500,000	713,000	2,826,786
Effect of exchange rate changes on cash and cash equivalents	(26,621)	(10,214)	59,077
DECREASE IN CASH AND CASH EQUIVALENTS	(43,652)	(1,198,533)	19,970
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	113,946	1,312,479	1,292,509
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 70,294	$ 113,946	$ 1,312,479
Cash paid for Interest	$ 7,092	$ 120,000	$ 185,964

NON CASH FINANCING ACTIVITIES
Issuance of common shares issuable	$ -	$ 1,561,000	$ -
Warrant modification	$ -	$ 725,458	$ -
Accrued expense settled with common shares	$ -	$ 140,452	$ -
Reclassification of assets	$ 38,524	$ 91,256	$ -

See accompanying notes to the consolidated financial statements.

MEDIFOCUS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
(in U.S. dollars)

						Accumulated Other
	Common Stock	Common Stock	Common Stock	Additional Paid-in	Accumulated	Comprehensive	Total Stockholders'
	Shares	Amount	Issuable	Capital	Deficit	Income (Loss)	Deficit

Balance at April 1, 2014	117,260,870	$ 12,372,498	$ -	$ 8,625,531	$ (20,928,845)	$ (203,553)	$ (134,369)

Issuance of common shares in private placement	10,281,250	410,065	-	1,034,209	-	-	1,444,274
Proceeds for future private placement	-	-	1,561,000	-	-	-	1,561,000
Accumulated foreign currency translation adjustments recognized into income	-	-	-	-	-	203,553	203,553
Net loss	-	-	-	-	(5,971,470)	-	(5,971,470)

Balance at March 31, 2015	127,542,120	12,782,563	1,561,000	9,659,740	(26,900,315)	-	(2,897,012)
Issuance of common shares issuable	38,750,000	1,561,000	(15,610,000)	-	-	-	-
Issuance of common shares in private placement	15,500,000	536,831	-	176,169	-	-	713,000
Common shares issued for debt	3,192,095	140,452	-	-	-	-	140,452
Extension for warrants	-	(725,458)	-	725,458	-	-	-
Stock-based compensation	-	-	-	183,410	-	-	183,410
Net loss	-	-	-	-	(4,961,549)	-	(4,961,549)

Balance at March 31, 2016	184,984,215	14,295,388	-	10,744,777	(31,861,864)	-	(6,821,699)
Net loss	-	-	-	-	(1,569,717)	-	(1,569,717)

Balance at March 31, 2017	184,984,215	$ 14,295,388	$ -	$ 10,744,777	$ (33,431,581)	$ -	$ (8,391,416)

See accompanying notes to consolidated financial statements.

MEDIFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

1. BUSINESS, GOING CONCERN, LIQUIDITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Going Concern Consideration

Effective April 1, 2016, the Company adopted ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40), which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.  Management’s evaluations are based on relevant conditions and events that are known and reasonably to be knowable as of July 28, 2017.  Based on the following, management believes that it is probable that management will be unable to meet its obligations as they come due within one year that the financial statements are issued.

The Company’s operations are subject to certain risks and uncertainties including, among others, current and potential competitors with greater resources, lack of operating history and uncertainty of future profitability and possible fluctuations in financial results. Since inception, the Company has incurred substantial operating losses, principally from expenses associated with the Company’s Prolieve operation, research and development and financing activities. The Company believes these expenditures are essential for the commercialization of its technologies. The Company expects its operating losses to continue in the near future as it continues its Prolieve sales and marketing activities. Due to continued operating losses, there is substantial doubt regarding the Company's ability to continue as a going concern. The Company’s ability to achieve profitability is dependent upon its ability to operate its Prolieve business profitably and to obtain governmental approvals, produce, and market and sell its new product candidates. There can be no assurance that the Company will be able to commercialize its technology successfully or that profitability will ever be achieved. The operating results of the Company have fluctuated significantly in the past. The Company expects that its operating results will fluctuate significantly in the future and will depend on a number of factors, many of which are outside the Company’s control.

The Company will need substantial additional funding in order to sustain its operation, to complete the development, testing and commercialization of its product candidates. The commitment to these projects will require additional external funding, at least until the Company is able to generate sufficient cash flow from the sale of one or more of its products to support its continued operations. If adequate funding is not available, the Company may be required to delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. Furthermore, if the Company cannot fund its ongoing development and other operating requirements, particularly those associated with its obligations to conduct clinical trials under its licensing agreements, it will be in breach of these licensing agreements and could therefore lose its license rights, which could have material adverse effects on its business. Additionally, the Company is not in compliance with the provisions of outstanding debt agreements, and it has not remitted quarterly royalty payments to Boston Scientific Corporation pursuant to the terms of its purchase agreement for Prolieve. The Company has not paid interest owing to certain holders of the convertible debentures, and is in default of the terms of the debentures.

Management is continuing its efforts to obtain additional funds through equity financing and through the negotiation of debt agreements to ensure that the Company can meet its obligations and sustain operations. Additionally, the Company is reducing costs of operations, as the Company is eliminating certain positions that do not hold value to the Company.

The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of Medifocus, Inc. have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiary Celsion (Canada) Inc. All intercompany transactions have been eliminated. There were no transactions for Celsion (Canada) Inc. for the years ended March 31, 2017, 2016 and 2015.

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

Credit Concentration

The Company’s customers are primarily physicians and physician organizations in the U.S.  For the year ended March 31, 2015, one customer represented approximately 12% of total revenues.  No individual customer represented more than 10% of revenues for the years ended March 31, 2017 and 2016.

Vendor Concentration and Deposits

The Company currently purchases 100% of its Prolieve catheter inventory from one supplier. Alternative suppliers and alternative catheters are not currently available.  The Company maintains a deposit of $221,330 with its vendor.  The Company maintains an additional deposit of $50,000 with a separate vendor to perform work for the Company at a later unspecified date.

Fair Value Measurements

The Company’s consolidated statements of financial position include various financial instruments (primarily cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, payable to Boston Scientific, accrued interest payable, and notes payable) recorded at cost, which approximates their fair value. Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

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

In connection with the acquisition of Prolieve, the Company owes additional purchase consideration of up to $2.5 million (contingent consideration) based on the sales of Prolieve products after their acquisition. The contingent consideration is measured at fair value on a recurring basis using level 3 inputs, and the fair value is determined using unobservable inputs such as the discount rate. The change in the fair value of the contingent consideration of $83,189 and $154,137 and $280,296 for the years ended March 31, 2017, 2016 and 2015, respectively, is reflected as “loss from change in fair value of contingent consideration” in the accompanying consolidated statements of operations. See note 2.

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

Other Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes the total of the Company’s net loss and all other changes in equity other than transactions with owners, including changes in equity for cumulative translation adjustments resulting from the consolidation of foreign subsidiary as the financial statements of the subsidiary was previously accounted for using the local currency as the functional currency.  Accumulated foreign currency translation losses of $203,553 were recognized into income during the year ended March 31, 2015.  The Company did not recognize any foreign currency translation losses during the years ended March 31, 2017 and 2016.

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

The Company maintained an allowance for doubtful accounts of $47,035 and $77,917 as of March 31, 2017 and March 31, 2016, respectively.

Harmonized Sales Tax

During the year ended March 31, 2016 the Company had a receivable from a Canadian tax agency for a harmonized sales tax, however, management was uncertain as to the collectability of the asset.  During the year ended March 31, 2016 the Company decided to write-off the entire balance until the receivable is collected.  During the year ended March 31, 2017 the collectability was ensured and the Company recovered a significant portion of the receivable. As the recovery (write-off) is considered by the Company as an infrequent occurrence and it is not part of the trade receivable balance, the transaction is included as a gain (loss) in other income (expense) in the statements of operations and comprehensive loss for the years ended March 31, 2017 and 2016.

Accounts Receivable consisted of the following as of March 31, 2017 and 2016.

	March 31, 2017	March 31, 2016
Accounts receivable trade	$ 865,018	$ 738,554
Accounts receivable - Harmonized sales tax	202,107	-
Allowance for doubtful accounts	(47,035)	(77,917)
	1,020,091	660,637

Inventory

Inventory is valued at the lower of cost or market and consists primarily of console units and single-use treatment catheters.  Current inventory of catheters and consoles consist of the direct costs of acquiring the inventory from vendors. Certain non-current inventory of console units, which were originally held for sale, were classified as property & equipment during the year ended March 31, 2016 as the Company began using the console units in operations.  The carrying amount was adjusted prior to the transfer of the assets for any depreciation expense that would have been recognized since acquisition had the asset been classified as held for sale.  The Company recognized a loss on impairment of long-lived assets in other income (expense) of the statement of operations and comprehensive loss in the amount of $99,020, during the year ended March 31, 2016, related to this transaction.

Inventory is relieved using the first-in, first-out method and consists of the following at March 31, 2017 and March 31, 2016.

	March 31, 2017	March 31, 2016
Finished Goods – Catheters	$ 101,181	$ 62,554

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

Equity Method Investments

During the year ended March 31, 2014, the Company entered into a joint venture agreement and accumulated contributions of approximately $255,000 in cash and equipment.  During the year ended March 31, 2015, the Company recognized losses of approximately $56,000.  During the year ended March 31, 2016, the Company received $100,000 for the sale of their ownership in the joint venture.

Contingent Consideration

In accordance with ASC 805, upon the purchase of Prolieve, the Company recognized a contingent consideration obligation as part of the consideration transferred in exchange for the acquired business. The initial measurement of the contingent consideration obligation was based on its estimated fair value. The contingent consideration obligation has been re-measured to fair value at each reporting date and will continue to be re-measured until the contingency is resolved, which is estimated to be during the year ended March 31, 2019.  The contingent consideration is $448,408 and $758,953 as of March 31, 2017 and March 31, 2016, respectively.

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

Costs of Sales—Products

Costs of goods sold primarily include the cost of products sold to customers on a first-in first-out basis, along with amortization expense of our intellectual property, warranty costs, warehousing costs, freight and handling charges. Warehousing costs include payroll and benefit costs.

Costs of Sales—Services

Costs of services consist primarily of the costs to provide mobile services to our patients, including catheter cost, amortization expense of our intellectual property, depreciation of our mobile consoles and vehicle fleet, and payroll and benefit costs.

Product Warranty Liabilities

Prolieve products are covered by warranties against defects in material and workmanship for periods of up to 12 months. We record a liability for warranty claims at the time of sale based on the trend in the historical ratio of product failure rates, material usage and service delivery costs to sales, the historical length of time between the sale and resulting warranty claim and other factors. The accrued liability for warranty provisions was approximately $9,200 and $38,000 as of March 31, 2017 and March 31, 2016, respectively.

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

Profit Sharing Plan

The Company sponsors a defined contribution retirement plan through a Section 401(k) profit sharing plan. Employees may contribute up to 15% of their pre-tax compensation. Participants are eligible for matching Company contributions up to 3% of eligible compensation dependent on the level of voluntary contributions. Company matching contributions totaled approximately $25,000, $55,000 and $75,000 for the years ended March 31, 2017, 2016 and 2015, respectively.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of shares of common shares outstanding during the period.

For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common shares is anti-dilutive due to the net losses. Outstanding stock options of 6,500,000, 10,100,000 and 8,255,000 and outstanding stock purchase warrants of 18,031,250, 71,579,313 and 105,278,102 to purchase commons shares for the years ended March 31, 2017, 2016 and 2015, respectively, were considered anti-dilutive and therefore were not included in the calculation of diluted shares.  Additionally, for the years ended March 31, 2017, 2016 and 2015, convertible promissory notes convertible into 22,160,000 shares of common stock were also considered anti-dilutive and therefore were not included in the calculation of diluted shares.

Newly Adopted Accounting Pronouncements

ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40), is discussed above in the Going Concern note disclosure.

ASU No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. In April 2015, the FASB issued amended guidance to address the different balance sheet presentation requirements for debt issuance costs and debt discounts and premiums. The amended guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amended guidance. The amended guidance is effective for the Company beginning April 1, 2016 and has been applied retrospectively, wherein the balance sheet as of March 31, 2017 and 2016 is adjusted to reflect the period-specific effects of applying the amended guidance. As of March 31, 2017 and 2016, respectively, the Company included $0 and $91,698 of debt issuance costs recorded in the Consolidated Statements of Financial Position, previously recorded as current asset, that have been presented as a direct deduction from the debt liability of the convertible notes payable discussed in Note 5. The adoption of the amended guidance did not have an impact on the Company's Consolidated Statements of Operations.

Recent Accounting Pronouncements

ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which provides guidance for revenue recognition for contracts. This guidance requires an entity to review contracts in five steps and will result in enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue arising from contracts with customers. This standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted only as of annual reporting periods for fiscal years beginning after December 15, 2016.  See also recent accounting pronouncements ASU 2015-14, ASU 2016-08, ASU 2016-10 and ASU 2016-12 for amendments to the guidance.  We are currently evaluating the impact, if any, that this new guidance will have on the Company’s Consolidated Financial Statements.

ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, changes the measurement principle for certain inventory methods from the lower of cost or market to the lower of cost and net realizable value.  Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.  This ASU does not apply to inventory that is measured using Last-in First-out ("LIFO") or the retail inventory method. The provisions of ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years.  The Company is currently evaluating this guidance to determine the impact it may have on the Company’s Consolidated Financial Statements.

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

ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides clarity to preparers on the treatment of eight specific items within an entity’s statement of cash flows. The guidance becomes effective for all public entities in fiscal years beginning after December 15, 2017, including interim periods therein.  Early adoption of the guidance, including within an interim period, is permitted.  The guidance is not expected to have a material impact on the Company’s Consolidated Financial Statements.

ASU No. 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting”.  The ASU amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. The guidance becomes effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017.  Early adoption is permitted, including adoption in any interim period. The guidance is not expected to have a material impact on the Company’s Consolidated Financial Statements.

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

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies.  Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies.  We have elected to utilize this extended transition period.  However, while we have elected to utilize this extended transition period, our consolidated financial statements as of March 31, 2017 reflect the adoption of all required accounting standards for public companies.

2. BUSINESS ACQUISITION AND CONTINGENT CONSIDERATION

On July 24, 2012 the Company purchased from Boston Scientific Corporation ("BSC"), in a taxable transaction, all of the assets, relating to the Prolieve Thermodilatation System (“Prolieve”), a FDA approved device for the treatment of Benign Prostatic Hyperplasia (“BPH”). The total purchase consideration consisted of the following:

Cash	$ 2,535,610
Fair value of contingent consideration	1,126,505
Total consideration	$ 3,662,115

The maximum amount of $2,500,000 is payable as contingent consideration pursuant to the terms of the agreement. The fair value of the contingent consideration was determined by calculating its present value based on its payment terms using an interest rate of 24% (our estimated unsecured borrowing rate). The contingent consideration is payable quarterly at a rate of 10% of sales of Prolieve products. As of March 31, 2017, $1,657,265 of royalties is due to BSC of which $1,575,025 is past due.

The activity of the contingent consideration obligation for the year ending March 31, 2017 and 2016 and the allocation is as follows:

Activity is as follows:	Non Contingent	Contingent	Total
Balance at April 1, 2014	$ 409,861	$ 1,172,654	$ 1,582,515
Less: payments	-	-	-
Change in non-contingent/contingent	421,771	(141,475)	280,296
Balance at March 31, 2015	831,632	1,031,179	1,862,811
Less: payments	-	-	-
Change in non-contingent/contingent	426,363	(272,226)	154,137
Balance at March 31, 2016	1,257,995	758,953	2,016,948
Less: payments	-	-	-
Change in non-contingent/contingent	378,370	(295,191)	83,189
Balance at March 31, 2017	$ 1,636,365	$ 463,772	$ 2,105,137

Allocated as follows as of March31, 2017:
Payable to Boston Scientific Corp.	$ 1,636,365	$ -	$ 1,636,365
Contingent consideration – current	$ -	$ 339,080	$ 339,080
Contingent consideration – non current	$ -	$ 124,692	$ 124,692

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of March 31, 2017 and 2016:

	March 31, 2017	March 31, 2016
Machinery and equipment (5-7 year life)	$ 38,971	$ 75,982
Mobile consoles (7 year life)	798,667	834,094
Furniture and fixtures (3-5 year life)	20,000	20,000
	857,638	930,076
Accumulated depreciation	(535,820)	(419,935)
Total	$ 321,818	$ 510,141

Depreciation expense was approximately $131,000, $114,000 and $115,000 for the years ended March 31, 2017, 2016 and 2015, respectively.  During the year ended March 31, 2017, the Company sold 10 consoles for gross proceeds of $209,000 and recorded a gain on sale of consoles in the amount of $175,491.

4. INTANGIBLE ASSETS

Intangible assets include intellectual properties and customer relationships relating to the Prolieve technology, acquired at a cost of $2.5 million. These assets are being amortized on a straight-line basis over ten years; amortization expense was $246,212 for each of the years ended March 31, 2017, 2016 and 2015, respectively.

Future amortization expense related to the net carrying amount of intangible assets is estimated to be as follows:

2018	$ 246,212
2019	246,212
2020	246,212
2021	246,212
2022	246,212
Sub-total	1,231,060
2023	62,491
Total	$ 1,293,551

5. PROMISSORY NOTES PAYABLE, CONVERTIBLE NOTES PAYABLE AND ACCURED INTEREST PAYABLE

In fiscal year 2013, the Company raised bridge financing of approximately $435,000. The bridge financing lender received a promissory note, with interest payable at 2% per month after October 23, 2012. The original maturity date of the promissory note was October 23, 2013 and was subsequently extended until June 30, 2014 at which time the Company began paying additional interest of 2% per month on accrued interest with an additional interest charge of .09% per month on current interest expense.  As of March 31, 2017, the note remains in default and is due in full. The Company is currently in discussions with the lender on a further extension of the maturity date. The Company has a total principal and accrued interest balance of approximately $703,000 and $576,000 as of March 31, 2017 and 2016, respectively.  Interest expense of approximately $143,000, $116,000 and $117,000 was recognized on the promissory note and accrued interest for the years ended March 31, 2017, 2016 and 2015, respectively.

In fiscal year 2014, the Company issued, in two separate tranches, 554 units of 8% redeemable promissory convertible notes (the “Notes”) together with Series C stock purchase warrants (the “Warrants”) to various accredited investors in an offering exempt from registration in the U.S pursuant to regulations D and S under the U.S. Federal Securities rules and regulations, receiving gross proceeds of $5,540,000.  The notes are convertible into 22,160,000 shares of common stock.  Each warrant entitles the holder to acquire 20,000 common shares (for a total of 11,080,000 common shares) at an exercise price of $0.30 per share and expired on December 18, 2016 and March 7, 2017.  The warrants were classified as equity, were recorded as additional paid in capital at their estimated fair value of $1,532,877, and are considered a non-cash financing activity. The Company recognized a beneficial conversion feature of $195,938 and deferred financing fees (consisting of both cash payments and the fair value of stock purchase warrants classified as equity) of $558,552 which were fully amortized using the effective interest method through the fiscal year ended March 31, 2017. The Company has accrued interest of $1,292,606 owing to holders of the convertible debentures as of March 31, 2017, of which $1,162,766 is past due.

In connection with the convertible notes, the Company recognized interest expense of $518,644, $482,759 and 464,010 for the years ended March 31, 2017, 2016 and 2015, respectively.  The Company recognized accretion expense of $91,698, $795,081 and $712,841 for the years ended March 31, 2017, 2016 and 2015, respectively.

On May 13, 2016, the Company entered into a loan agreement in the amount of $200,000.  The financing lender will receive interest payable of 1.25% per month.  The maturity date for the outstanding amount was November 30, 2016 and default interest of 2% began accruing effective that date as the loan is in default.   The Company recognized $31,442 in interest expense for the year ended March 31, 2017.  The loan is secured by the Company’s assets.

On August 1, 2016, the Company entered into a loan agreement in the amount of $200,000.  The financing lender will receive interest payable of 1.25% per month.  The maturity date for the outstanding amount was January 31, 2017 and default interest of 2% was began accruing effective of that date as the loan is in default.  The Company recognized $22,678 in interest expense for the year ended March 31, 2017.  The loan is secured by the Company’s assets.

On October 30, 2016, the Company entered into a loan agreement in the amount of $100,000.  The financing lender will receive interest payable of 1.25% per month.  The maturity date for the outstanding amount is April 30, 2017 and default interest of 2% will be paid if the outstanding amount is not paid by the maturity date.   The Company recognized $6,440 in interest expense for the year ended March 31, 2017.  The loan is secured by the Company’s assets.

6. EQUITY AND STOCK-BASED COMPENSATION

Common Stock

Authorized share capital consists of unlimited common shares with no par value.

On September 15, 2014, the Company completed a private placement of 10,281,250 units at a price of $0.16 per unit raising gross proceeds of $1,645,000 (net proceeds of $1,444,274).  Each unit consisted of one common share and one common share purchase warrant.  Each warrant entitles the holder to acquire one common share at an exercise price of $0.25 until September 15, 2017.  Management determined the warrants to have a fair value of $0.12 per warrant and accordingly, $1,034,209 of the proceeds from the issuance was allocated to additional paid in capital, and the balance of the proceeds was allocated to common shares.

On December 14, 2015, the Company completed a private placement of 15,500,000 units at a price of $0.05 per unit raising gross proceeds of $775,000 (net proceeds of $713,000). Each unit consisted of one common share and 0.5 common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.10 until December 14, 2017.  Management determined the warrants to have a fair value of $0.015 per warrant and accordingly, $176,169 of the proceeds from the issuance was allocated to additional paid in capital, and the balance of the proceeds was allocated to common shares.

A relative fair value calculation was used to determine the carrying value of the warrants.  The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

                                     Risk free interest rate

0.58% to 0.97%

                                     Expected life in years

     2 - 3 years

                                     Expected volatility

98.96 to 146.6%

The Company uses the contract life as its expected life in years.  Volatility is calculated based on actual weekly trading history of the Company’s common stock. The risk-free rate is based on the daily yield curve of U.S. treasury bills.

Common stock issuable

Prior to March 31, 2015, the Company received funds for common shares in the amount of $1,561,000 (net of fees) as part of a future private placement occurring on May 12, 2015.  All shares were issued during the year ended March 31, 2016.  During the year ending March 31, 2016 the Company resolved to pay accrued expenses with common stock in the amount of $140,452.

There were no stock issuable transactions during the year ended March 31, 2017.

Stock Purchase Warrants

The Company had stock purchase warrants outstanding as of March 31, 2017 and 2016 as follows:

			March 31, 2017	March 31, 2016
Year of issue	Exercise Price	Expiration	Underlying Shares	Underlying Shares

2013	$ 0.20	6/8/2016	-	18,367,263
2013	$ 0.20	6/21/2016	-	22,200,000
2014	$ 0.30	12/18/2016	-	8,336,400
2014	$ 0.30	3/7/2017	-	4,644,400
2015	$ 0.25	9/15/2017	10,281,250	10,281,250
2016	$ 0.10	12/14/2017	7,750,000	7,750,000
			18,031,250	71,579,313

Stock Purchase Warrant Modifications

During the year ended March 31, 2016, the Company extended the expiration date of certain outstanding stock warrants, originally issued in 2013 as part of a private placement offering. Given the Company’s no par value, such modifications require an allocation between common stock and additional paid in capital for the change in the relative fair value of the original warrant. There were no stock purchase warrant modifications during the years ended March 31, 2017 and 2015. The relative fair value of the modified warrants were estimated using a Black-Scholes pricing model with the following assumptions:

                                     Risk free interest rate

0.57% to 0.58%

                                     Expected life in years

     4 years

                                     Expected volatility

205.5 to 212.7%

The Company uses the modified contract life as its expected life in years.  Volatility is calculated based on actual weekly trading history of the Company’s common stock.  The risk free rate is based on the daily yield curve of the U.S. treasury bills.

Stock Options

The Company may grant stock options to directors, senior officers and service providers by resolution of the Board of Directors. The exercise price will reflect the market price of the Company’s stock on the date of the grant. The maximum number of stock options outstanding under the stock option plan is limited 10% of issued shares.

During the year ending March 31, 2016, the Company issued 10,100,000 options to directors and officers of the Company which vested immediately upon issuance.  The Company recorded $183,410 in stock compensation expense related to the transaction.  No stock-based compensation cost was recorded for the years ending March 31, 2017 and 2015.

The Company measures the cost of stock option awards based on the grant-date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period. The Company recognizes stock-based compensation expense over the vesting periods of the awards, adjusted for estimated forfeitures.  A summary of the Plan for the years ended March 31, 2017, 2016 and 2015 is presented below:

	Option Shares	Weighted average exercise price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	#	$	(years)	$

Outstanding, April 1, 2014	$ 8,255,000	0.20	2.0	$ -
Granted	-
Exercised	-
Cancelled/Expired	-
Outstanding, March 31, 2015	8,255,000	0.20	1.0	$ -
Granted	10,100,000	0.06	5.0
Exercised	-
Cancelled/Expired	(8,255,000)	0.20
Outstanding, March 31, 2016	10,100,000	0.06	4.75	$ -
Granted	-	-
Exercised	-	-
Cancelled/Expired	(3,600,000)	0.06

Outstanding, March 31, 2017	$ 6,500,000	$ 0.06	3.75	$ -

Exercisable, March 31, 2017	$ 6,500,000

The weighted average fair value of the option grants issued in fiscal year 2016 were $0.018 per share.  The option grants were estimated on the date of the grant using the Black-Scholes option pricing model and using the following assumptions:

Expected option life (years)

2.5 years

Risk free interest rate

             1.12%

Expected volatility

         106.03%

7. INCOME TAXES

The Company is domiciled in Canada and files Canadian federal and certain provincial tax returns. The Company had no provision (benefit) for income taxes for the years ending March 31, 2017, 2016 and 2015 as a result of its net losses and full valuation allowance against its deferred assets.

Deferred income taxes reflect the net tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes.  The Company’s deferred income tax assets consist principally of carry forward losses which are offset by a full valuation allowance.

The Company is required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income in the periods which the deferred tax assets are deductible, the Company has determined that there is a full valuation allowance as of March 31, 2017 and 2016.

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. The Company establishes liabilities for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These liabilities are established when the Company believes that certain positions might be challenged despite its belief that its tax return positions are fully supportable. The Company adjusts these liabilities in light of changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of changes to the liability that is considered appropriate. The Company has identified no material uncertain tax positions as of March 31, 2017.

The Company is subject to income tax audits in all jurisdictions for which it is required to file tax returns. Tax audits by their nature are often complex and can require several years to complete. Neither the Company nor any of its subsidiaries is currently under audit in any jurisdiction. All of the Company’s income tax returns remain subject to examination by tax authorities.

During the year ended March 31, 2017, the Company recorded $20,000 in tax penalties to the IRS for failure to timely file income tax returns for the prior years and is included in other income (expense) on the Consolidated Statements of Operations and Comprehensive Loss.

8. COMMITMENTS AND CONTINGENCIES

On January 16, 2006, the Company's wholly owned subsidiary, Celsion (Canada) Inc. purchased from Celsion Corporation (USA) ["Celsion"]all of the assets relating to breast cancer Microfocus APA 1000 System (“System”), consisting of the microwave machine technology, the APA technology licensed from MIT, and all related intellectual and regulatory property (collectively, the “Business”). The Company has a commitment to pay a 5% royalty to Celsion on the net sales of products sold by and patent royalties received by the Company and its successors and assignees. Total royalties paid are not to exceed $18,500,000. Royalties will not be payable until the System can be placed in the market following successful completion of the pivotal clinical trial and receipt of approval to market the System in the US and Canada from the FDA and Health Canada. The Company has an additional commitment to pay a 5% royalty to MIT on the net sales of products, upon commercialization.  Additionally, if the Company does not apply for or does not receive FDA approval to enter at least one phase III clinical trials of a licensed product prior to the earlier of the termination of the agreement or June 25, 2018, the Company shall pay $10,000 to MIT.  If the Company receives approval for sale of at least one licensed product or discovery product then the Company shall pay MIT $100,000.

The Company has signed a license agreement with Duke University to license certain patents in exchange for royalty payments.  The company is committed to making certain milestone payments totaling $500,000 upon the achievement of certain regulatory milestones as well as a running royalty calculated on net sales.

Future minimum payments under operating leases for office space and vehicles as of March 31, 2017 are as follows:

2018	$ 192,411

The Company recognized total rent expense of $244,598, $223,254 and $192,919 for the years ended March 31, 2017, 2016 and 2015, respectively.

9. RELATED PARTY TRANSACTIONS

The Company has entered into several transactions with a director and an officer.  Descriptions of the related party transactions are as follows:

•

The Company made direct revenue sales to Dr. William Jow, the Company’s CEO effective October 1, 2016, in the amount of approximately $36,000, $11,000 and $64,000 during the years ended March 31, 2017, 2016 and 2015, respectively.   There was a trade receivable balance of approximately $0 and $11,000 as of March 31, 2017 and 2016, respectively, related to these transactions.  As of March 31, 2017, the Company has an outstanding liability to Dr. William Jow in the amount of $17,000 for expense reimbursements.

•

The Company made a direct revenue sale to Medifocus Asia, Ltd., in the amount of approximately $232,000, $6,000 and $0 during the years ended March 31, 2017, 2016 and 2015, respectively.  There was a trade receivable balance of approximately $196,000 and $0 for the years ended March 31, 2017 and 2016, respectively. Mr. Augustine Chow and Mr. Raymond Tong, both directors of Medifocus Inc, are also directors of Medifocus Asia, Ltd.  Additionally, Mr. Augustine Chow and Mr. Raymond Tong have significant investments in Medifocus Asia, Ltd.

•

The Company has accrued compensation expenses owed to the CFO and the board of directors as of March 31, 2017, 2016 and 2015 as follows:  The amounts are unsecured, due on demand and bear no interest.

  CFO

Directors

2017

$87,000

$326,000

2016

$53,000

$261,000

2015

$42,000

$240,000