Form 20-F/A
period 2017-03-31
Medifocus Inc.
filed 2017-08-04
CIK 1603961

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

This Amendment No. 1 to the Annual Report on Form 20-F is being filed solely to furnish the Interactive Data filed as Exhibit 101, in accordance with Rule 405 of Regulation S-T. No other changes have been made to the Form 20-F, as originally filed on July 31, 2017.

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

Date:  August 4, 2017

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