Form 20-F/A
period 2017-03-31
Medifocus Inc.
filed 2018-03-29
CIK 1603961

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.  Controls and Procedures.

A.

Disclosure Controls and Procedures.

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended March 31, 2017. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

MEDIFOCUS INC.

/s/William Jow, MD
William Jow, MD
President and Chief Executive Officer

Date:    March 29, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit
5.0	Seventh Amendment to Patent License Agreement, effective August 1, 2016, between Massachusetts Institute of Technology and Medifocus Inc.
12.1 #	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2 #	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 #	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 #	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

UHY McGovern Hurley, LLP /s/ UHY McGovern Hurley, LLP Chartered Professional Accountants Licensed Public Accountants

Toronto, Canada

July 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Medifocus, Inc.

Columbia, Maryland

We have audited the accompanying consolidated balance sheets of Medifocus, Inc. and Subsidiary (the “Company”) as of March 31, 2016, and the related consolidated statements of operations and comprehensive loss, changes in stockholder’s equity, and cash flows for each of the years in the two-year period ended March 31, 2016. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medifocus, Inc. as of March 31, 2016, and the results of their operations and their cash flows for each of the two years in the two -year period ended
March 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

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