Form 20-F
period 2018-03-31
Medifocus Inc.
filed 2018-07-31
CIK 1603961

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

ORS

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2018

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

TABLE OF CONTENTS

Item 1. Identity of Directors, Senior Management and Advisors	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
A. Selected financial data	2
B. Capitalization and indebtedness	2
C. Reason for the offer and use of proceeds	3
D. Risk factors	3
Item 4. Information on the Company	15
A. History and development of the company	16
B. Business overview	18
C. Organization structure	28
D. Property, plant and equipment	28
Item 4A. Unresolved Staff Comments	29
Item 5. Operating and Financial Review and Prospects	29
A. Operating and Financial Review and Prospects	37
B. Liquidity and Capital Resources	42
C. Research, Development, Patents and Licenses	44
D. Trend Information	45
E. Off-Balance Sheet Arrangements	45
Item 6. Directors, Senior Management and Employees	46
A. Directors and senior management	46
B. Compensation	49
C. Board practices	55
D. Employees	58
E. Share ownership	58
Item 7. Major Shareholders and Related Party Transactions	59
A. Major shareholders	59
B. Related party transactions	59
C. Interest of experts and counsels	60
Item 8. Financial Information	60
A. Consolidated statements and other financial information	60
B. Significant changes	61
Item 9. The Offer and Listing	61
A. Offer and listing details	61
B. Plan of distribution	63
C. Markets	63
D. Selling shareholders	63
E. Dilution	64
F. Expenses of the issue	64

Item 10. Additional Information	64
A. Share capital	64
B. Memorandum and articles of association	64
C. Material contracts	66
D. Exchange controls	66
E. Taxation	68
F. Dividends and paying agents	73
G. Statement by experts	73
H. Documents on display	73
I. Subsidiary information	74
Item 11. Quantitative and Qualitative Disclosures About Market Risk	74
Item 12. Description of Securities Other than Equity Securities	75
Item 13. Defaults, Dividend Arrearages and Delinquencies	75
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	75
Item 15. Controls and Procedures	76
A. Disclosure Control and Procedures	76
B. Management’s Annual Report on Internal Control Over Financial Reporting	76
C. Attestation Report of the Registered Public Accounting Firm	76
D. Changes in Internal Control Over Financial Reporting	76
Item 16. [Reserved]	77
Item 16A. Audit Committee Financial Expert	77
Item 16B. Code of Ethics	77
Item 16C. Principal Accountant Fees and Services	77
Item 16D. Exemptions from the Listing Standards for Audit Committees	78
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	78
Item 16F. Change in Registrant's Certifying Accountant	79
Item 16G. Corporate Governance	79
Item 16H. Mine Safety Disclosure	79
Item 17. Financial Statements	79
Item 18. Exhibits	80

PART I

In this Registration Statement on Form 20-F, the “Company,” “we,” “us” and “our” refers to Medifocus Inc. and its subsidiaries.

Unless otherwise indicated, all dollar amounts in this registration statement are expressed in United States dollars.

Unless we indicate otherwise, all information in this Report is stated as of March 31, 2018.

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

Such factors include, among others, the actual results of the Prolieve® business, requirements for additional capital, delays in obtaining governmental approvals, as well as those factors discussed in “Item 3.  Key Information” and “Item 4. Information on the Company” of this annual report. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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

Item 3.  Key Information.

A.

Selected financial data.

The following selected financial and other data summarize our historical financial information. We derived the selected balance sheet information as of March 31, 2018, 2017, 2016, 2015 and 2014, and the selected statement of operations information for the years ended March 31, 2018, 2017, 2016, 2015 and 2014 from our audited financial statements as of those dates, prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  The information herein should be read in conjunction with our historical financial statements and the notes thereto included elsewhere in this annual report. See “Item 5.  Operating and Financial Review and Prospects,”  “Item 8.  Financial Information” and “Item 18.  Financial Statements.”

	Year Ended March 31,
Statement of Operations Data	2018	2017	2016	2015	2014
Total Sales	$ 2,666,800	$ 3,783,700	$ 4,534,940	$ 4,219,459	$ 5,116,506
Loss from operations – before other income (expense)	(721,151)	(511,393)	(3,216,805)	(4,087,985)	(4,886,807)
Net loss	(1,541,246)	(1,569,717)	(4,961,549)	(5,971,470)	(5,992,897)
Net loss per common share	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.05)	$ (0.05)
Dividends declared	-	-	-	-	-
Weighted average common shares outstanding - basic and diluted	184,984,215	184,984,215	164,701,958	122,809,928	117,260,870

Balance Sheet Data
Total assets	$ 2,432,039	$ 3,144,954	$ 3,152,942	$ 5,418,487	$ 7,328,130
Common stock (no par value)	14,295,388	14,295,388	14,295,388	12,782,563	12,372,498
Total stockholders' equity (deficit)	(9,723,555)	(8,391,416)	$ (6,821,699)	$ (2,897,012)	$ (134,369)

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

Since our inception in 2005, our expenses have substantially exceeded our revenues, resulting in continuing losses and an accumulated deficit of $34,972,827 at March 31, 2018.  In addition, our net loss for the year ended March 31, 2018 was $1,541,246.  Such operating losses are the result of limited revenues from our Prolieve® sales not being sufficient to offset the expenses associated with the Prolieve® operation and other corporate expenses. We may continue to experience operating losses unless and until we generate significant revenue from Prolieve®, as well as the development of other new products and these products have been clinically tested, approved by the FDA or other regulatory authorities, and successfully commercialized.

Litigation.

In June 2018, W.L. Pate, JR and Charles C. Shelton filed a lawsuit in the District Court of Harris County, Texas to seek monetary relief of over $200,000 but not more than $1,000,000 from Medifocus Inc. for a transaction that did not materialize. Although the Company does not believe the suit has any merits and has not accrued for any amount in its financial statements as of March 31, 2018, any judgement unfavorable to the Company can potentially cause significant financial hardship and other damages to the Company.

We may not be able to generate significant revenue for the foreseeable future.

Prior to July 2012, we devoted our resources to maintaining and developing the APA 1000. We will not be able to market the APA 1000 until we have completed clinical testing and obtained all necessary governmental approvals.  On July 26, 2012, we acquired from Boston Scientific Corporation the Prolieve® business for the treatment of BPH and, since that time, we had assembled a sales and service team to market the Prolieve® system. Due to our cost reduction measures implemented since March 2016, we currently do not have a dedicated sales team to market Prolieve®.  Our current revenue is primarily derived from sales of our single-use treatment catheters, treatments delivered through our mobile service and limited sales of Prolieve® consoles. Our lack of product diversification means that we may be negatively affected by changes in market conditions and in regulation (including regulation affecting reimbursement for our products).  In addition, at the present time our APA 1000 system is still in clinical testing stage and cannot be marketed until we have completed clinical testing and obtained necessary governmental approval.  Accordingly, our revenue sources are, and will remain extremely limited until and unless our Prolieve® system is marketed successfully and/or until our other new products are clinically tested, approved by the FDA or other regulatory authorities, and successfully commercialized. We cannot guarantee that our products will be successfully tested, approved by the FDA or other regulatory authorities, or commercialized, successfully or otherwise, at any time in the foreseeable future, if at all.

Our future may depend on our ability to obtain additional financing. If we do not obtain such financing, we may have to cease our operations and investors could lose their entire investment.

We have yet to operate profitably or generate positive cash flows from operations on annual basis, and there is no assurance that we will operate profitably or will generate positive cash flow in the future. As a result, we have very limited funds, and such funds may not be adequate to take advantage of current, planned and unanticipated business opportunities. Even if our funds prove to be sufficient to pursue current, planned and unanticipated business opportunities, we may not have enough capital to fully develop such opportunities. As of March 31, 2018, our total liabilities exceeded our tangible assets by $10,722,894.

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

Accordingly, our ultimate success may depend upon our ability to raise additional capital. There can be no assurance that any additional financing will be available to us. As additional capital is needed, we may not be able to obtain additional equity or debt financing. Even if financing is available, it may not be available on terms that are favorable or acceptable to us, or in sufficient amounts to satisfy our requirements. Any inability to obtain additional financing will likely have a material adverse effect on our business operations and could result in the loss of your entire investment.

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

Mr. Tak Cheung Yam, a former director of the Company, through Integrated Assets Management (Asia) Ltd, currently owns 25,386,742 Shares, or 13.72% of the Company's outstanding common stock. In addition, Mr. Yam, through Integrated Assets Management (Asia) Ltd, owns a convertible note that can be converted into 64,940,269 shares. The notes are past due. If Mr. Yam chooses to convert the note to Shares, he will effectively control 36.14% of our outstanding shares. As a result, Mr. Yam may have considerable influence over our management, our decision-making process, our business strategy and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Mr. Yam’s interests may differ from those of other shareholders of the Company, and, Mr. Yam will have the ability to exercise influence over our business and may take actions that are not in our or our public shareholders’ best interests.  Furthermore, this concentration of ownership may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change in control would benefit our other stockholders.

Our internal sales and marketing capability is limited and we may need to enter into alliances with others possessing such capabilities to commercialize our products internationally.

Currently our primary source of revenue is through the sales of disposable catheter treatment kits and mobile services in the U.S., as well as limited number of Prolieve® consoles to our distributor in Asia. We are dependent upon our limited sales and marketing capability for the successful marketing of our Prolieve® system.  There can be no assurance that we will establish adequate sales and distribution capabilities or be successful in gaining market acceptance for our Prolieve® system.

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

We do not manufacture the Prolieve® system ourselves, and rely on a third-party supplier to supply us with the proprietary disposable catheters used with our Prolieve® system.

The Prolieve® systems we currently have in inventory were manufactured by Sanmina Corporation for Boston Scientific Corporation prior to our acquisition of the Prolieve® assets, and we do not currently have an agreement with Sanmina for the production of additional Prolieve® systems. Accordingly, if our current inventory becomes insufficient to meet the business growth in both the U.S. and international markets, we will have to engage Sanmina Corporation, or another manufacturer, to produce such additional systems. Further, the proprietary disposable catheter kits used with the Prolieve® system are manufactured by Lake Regional Medical Center (formerly Accellent Inc.) in its facility in Mexico. Due to the complexity of these catheter kits, as well as FDA standards applicable to manufacturers of such kits, the Company has not identified an alternative supplier for these catheter kits. If, for any reason, we are unable to obtain new Prolieve® systems manufactured by Sanmina Corporation, or we are no longer able to purchase the catheter kits from Lake Regional Medical Center in sufficient amounts, on an as-needed basis and on acceptable terms, or if either manufacturer becomes unable or unwilling to continue to supply us with new Prolieve® systems and disposable catheter kits, it would have a material adverse effect on our business and operations. There can be no assurance that we could find new manufacturers to fulfill our needs, that any such manufacturer would be FDA approved, or that such manufacturers would be willing to provide us with the required products under commercially acceptable terms. If we are unable to find additional manufacturers and suppliers and it results in a disruption to our business, there would be a material adverse effect on our business and results of operations.

The slow pace of our APA 1000 Breast Cancer System’s Phase III clinical trials could result in additional delays and increased costs of completing the trials in the future.

Our focus now is attaining profitability for our Prolieve® business. Accordingly, we have allocated most of our resources to this goal, compounding this with the lack of funding, the progress of the pivotal Phase III clinical trials of our APA 1000 breast cancer treatment system has been very slow. We estimate that the Phase III clinical trials will cost approximately $7,500,000. We currently do not have the financing in place to complete these trials. There can be no assurance that such financings will be available at all, or on terms favorable to us. Further, there can be no assurance as to when, or even if, we will succeed in making Prolieve® profitable. Our inability to do so may make it more difficult for us to raise funds for the pivotal Phase III clinical trial of the APA 1000. If we are able achieve profitable Prolieve® operations, there can be no assurance that we will be able to generate enough funds from the Prolieve® business to finance the pivotal Phase III clinical trial. Furthermore, we cannot predict the effect of the slow pace of the pivotal Phase III trial could have on the costs and other critical aspects of the Phase III clinical trial. There is the risk that this uncertainty could negatively impact our business plans, and our ability to raise additional funds for further development of our APA 1000 business.

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

We may not succeed in developing a meaningful market share of the benign prostatic hyperplasia (“BPH”) treatment markets with Prolieve®, and our Prolieve® business may not become profitable.

The BPH market is highly competitive, and is presently dominated by large, international pharmaceutical companies that promote the use of proprietary drugs to treat this condition. These companies, which include, Eli Lilly, Glaxo Smith Kline, Merck & Co., and others, aggressively market their drugs to primary care physicians, and to consumers through television, print, digital and other media. Because the market for BPH treatment is large and growing, and the manufacturers of these medications have made substantial investments in their development and marketing, we expect them to vigorously defend their market positions. In addition, we face intense competition from surgical and other minimally invasive treatment modalities. Because our financial, marketing and sales resources are much smaller than those of the pharmaceutical companies, we are at significant competitive disadvantage, which will make it difficult for us to substantially expand our Prolieve® business.

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

Although we have received a PMA from the FDA for our Prolieve® system for the treatment of BPH, we can offer no assurance that the Prolieve® system will be accepted by the medical community widely. Our breast cancer treatment development project using the APA technology is currently in Phase III clinical trials. It may prove not to be effective in practice. If testing and clinical practice do not confirm the safety and efficacy of our systems or, even if further testing and practice produce positive results but the medical community does not view these new forms of treatment as effective and desirable, our efforts to market our new products may fail, with material adverse consequences to our business.

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

In 2013 we entered into a License and Distribution Agreement with Medifocus Holdings Ltd. for the distribution of Prolieve® and other future products in Asia.  Medifocus Holdings Ltd. is subject to a variety of risks including, without limitation, obtaining adequate financing to operate the business, recruiting management with expertise to market, promote, and produce products and having the capability of obtaining required regulatory approvals from various foreign governments in order sell products.  Our right to receive royalties from the sale of products by Medifocus Holdings Ltd. will prove to be worthless if there are no sales.

Damage to our reputation, for whatever reason, could have a material adverse effect on our business.

Our ability to market and sell Prolieve®, APA 1000 and new products in major world markets, including the United States,  could be adversely affected in the future by negative publicity resulting from, among others, the joint venture, adverse regulatory decisions by international bodies related to our products, controversy surrounding our products and the businesses activities of the joint venture, litigation arising from the joint venture and use of products,  over which we will have very little, if any, control.

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

As of March 31, 2018, we have stock options that are convertible or exchangeable into 10,700,000 Shares.  Additionally, we may sell and issue additional Shares, or other securities that are convertible into Shares, in the future, to raise funds and for other purposes. The Company will continue to discuss with the holders of the 8% Convertible Notes (the “Notes”) on converting the matured Notes at a price that is significantly lower than the original Conversion Price in the Notes. The issuance of additional Shares, whether through the conversion of convertible notes, the exercise of warrants or options, or an issuance of Shares in connection with a financing, will dilute our current shareholders’ ownership in the Company, and will reduce shareholders’ voting power proportionally.

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

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies.  Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies.  We have elected to utilize this extended transition period.  However, while we have elected to utilize this extended transition period, our audited consolidated financial statements as of March 31, 2018 reflect the adoption of all required accounting standards for public companies.

A.

History and development of the company.

General

We are in the business of developing and selling medical device systems that deliver precisely focused, microwave-generated heat to diseased tissue, thereby destroying or shrinking it. We have developed two thermotherapy platforms for delivering this heat. The first platform delivers heat via a catheter that is inserted through a body opening directly to the diseased tissue.  The catheter is attached to a modular, free-standing unit that generates controls and monitors the heat delivery.   We refer to this platform as our “Endo-thermotherapy platform.”  Our Prolieve® Thermodilation™ System (“Prolieve®”), utilized for the treatment of BPH, discussed below, uses this method. The Prolieve® system has been commercialized and we are currently generating revenues from Prolieve® operations, however, our operations have not been profitable through March 31, 2018.

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

At Celsion, Dr. Cheung and his team began developing technologies for the treatment of BPH and breast cancer using thermotherapy technology, leading to the development and commercialization of the Prolieve® system for the treatment of BPH.  In 2007, Celsion sold the Prolieve® system and technology to Boston Scientific Corporation (“Boston Scientific”) for $60 million.  Dr. Cheung also began developing the APA 1000 system for the treatment of breast cancer.  The rights to key elements of APA 1000 were licensed from MIT pursuant to an Exclusive Patent License Agreement (“Patent License Agreement”) dated October 24, 1997.

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

Medifocus Inc. was incorporated on April 25, 2005 under the Business Corporations Act (Ontario) as a CPC. Under Canadian law, a CPC is a newly created Canadian company having no assets, other than cash, which is permitted to conduct an initial public offering of its securities (“IPO”) and obtain a listing of its shares on the TSXV.  A CPC may then use the funds raised in the IPO to identify and evaluate assets or businesses which, when acquired, qualify the CPC for listing as a regular issuer on the TSXV.

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

The Patent License Agreement with MIT was last amended on August 1, 2016. The amended agreement requires us to pay MIT $10,000 if Medifocus does not apply for or does not receive FDA approval to enter at least one phase Ill clinical trials of a Licensed Product or Discovered Product prior to the termination or expiration of the Patent License Agreement, and if Medifocus receives FDA approval for sale of at least one Licensed Product or Discovered Product, then Medifocus shall pay to MIT a one-time sum of $100,000 within 60 days of the first instance of said approval irrespective of whether this The Patent License Agreement has expired or been terminated. As of March 31, 2018, we accrued a liability to MIT in the amount of $10,000 in compliance with the agreement.

On July 24, 2012, we acquired the Prolieve® technology and related assets from Boston Scientific pursuant to an Asset Purchase Agreement dated June 25, 2012, amended on July 24, 2012 (the “Asset Purchase Agreement”).  The purchase price was $3,662,115, of which $2,535,610 was paid on the closing of the transaction.  Additionally, we entered into a contingent consideration arrangement under which we will pay Boston Scientific up to $2,500,000, to be paid in quarterly installments at a rate of 10% of the sales of Prolieve® products which is estimated to have contingent balance through September 30, 2018.  Sales are defined as the gross amount invoiced for sales, distributions, licenses, leases, transfers, and other dispositions.  At March 31, 2018, approximately $1,902,387 is due to Boston Scientific under the contingent consideration arrangement, of which $1,835,301 is past due.

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

Our Products

Prolieve® Thermodilatation™ System

Our first commercial heat-based therapy system, Prolieve®, is used to treat benign prostatic hyperplasia or “BPH.”  BPH is a condition in which the prostate gland becomes enlarged and restricts the flow of urine through the urethra. Our clinical studies have shown that the treatment of this condition with the Prolieve® system improves urine flow by decreasing the enlarged prostate’s pressure on the urethra through the heating, dilation and shrinking of the prostate tissue surrounding it.  The BPH drug therapy market is estimated to be about $4 billion in major developed countries according to Decision Resources Group.  This number does not include non-drug treatments and the patients who are on “Watchful Waiting” due to the side effects of some of the treatment options.  While the market for minimally invasive BPH treatment is approximately $150 million according to Medtech Insight, we believe that Prolieve® can be a viable alternative to drug therapy due to its safety and efficacy profiles and thus has the potential to increase the market for minimally invasive BPH treatment.

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

Our Approach: The Prolieve® Thermodilatation™ System

The Prolieve® Thermodilatation™ System was originally and primarily developed and commercialized by our current management, product development, clinical and regulatory teams.  Such development occurred while such teams were employed at Celsion Corporation from 1997 to 2004, at an estimated cost of $20,000,000.  As discussed above, Celsion sold the Prolieve® system, technology and related assets to Boston Scientific Corporation in 2007 for $60 million.  In June 2012, Medifocus reached an agreement with Boston Scientific for the purchase of all of the assets of its Prolieve® business, including all Prolieve® inventory, the mobile service distribution assets, as well as the intellectual property associated with the Prolieve® technology.

Employing a patented 46 Fr. dilating balloon that enhances the efficiency of thermotherapy via a small microwave antenna embedded within a disposable 18 Fr. treatment catheter, Prolieve®® Transurethral Thermodilatation™ (TUTD™) is the only FDA-approved Thermodilatation™ device on the market for treating BPH.  Prolieve®® TUTD™ is a fast in-office procedure performed under local anesthesia, with more than 100,000 cases thus far successfully performed in the U.S. since the initial FDA’s PMA approval for the device. Nearly 90% of all treated patients do not require a post treatment urinary catheter, in contrast to the vast majority of patients treated with other minimally-invasive BPH therapies. Thus, in addition to providing immediate symptomatic relief for BPH patients, Prolieve®® has demonstrated long-term durable clinical benefits in the completed study accepted by the FDA.

In a randomized one-year clinical trial, conducted at 14 centers across the United States, patients undergoing treatment with Prolieve® achieved measurably greater improvement in symptoms after three months compared to a control group using a drug, Proscar, which is commonly prescribed to treat BPH condition.

Based upon a study conducted by Boston Scientific (the “Prolieve® Study”), patients treated with the Prolieve® system experienced a symptom reduction of 22% three days following treatment.  Furthermore, most patients that undergo the Prolieve® treatment do not require post-treatment catheterization.  Based upon the Prolieve® Study, 94% of patients that underwent the Prolieve® treatment were catheter free immediately following the treatment, and 100% of such patients were catheter free after three days.  Accordingly, we believe that patients that undergo the Prolieve® treatment should be able to resume their normal activities shortly after the treatment.

In May 2018, the United States Food and Drug Administration (FDA) completed the review of the Company’s rigorous FDA mandated Post Approval Study (PAS).  The 5-year follow-up study has satisfactorily fulfilled the PAS requirements. The PAS was conducted on a cohort of 225 symptomatic BPH patients treated with the Company’s Prolieve® Thermodilatation™ System. The 12-year PAS with 5-year follow-up data confirms long-term safety, efficacy and durability with improved lower urinary tract symptoms, urinary flow rate, quality of life, and minimal sexual side effects when compared to an untreated age-matched male population. In addition, the PAS has demonstrated stabilization of serum Prostate-Specific Antigen (PSA) level and prostate size during the 5-year follow-up period.  The table below summarizes the key findings of the PAS:

85% Post-Treatment Catheter-Free Rate
Minimal/No Sexual Side Effects: Erectile Dysfunction: 0.3 per 100 person-years Retrograde Ejaculation: 0.3 per 100 person-years
Improvement of Mean AUA Symptom Score: Baseline = 20.1 vs. Year 5 =12.8
Improvement of Peak Flow Rate (Qmax): Baseline = 8.6 mL/sec vs. Year 5 = 12.8 mL/sec
Improvement of Quality of Life (QoL) Score: Baseline = 22.0 vs. Year 5 = 16.5
Stabilization of BPH Symptoms: 83% reported No Progression at Year 5
Stabilization of Serum PSA and Prostate Size

The Prolieve® system is comprised of two components. The first component is a freestanding module that contains a microwave generator and computerized controls that regulates and monitors the delivery of heat to the enlarged prostate tissue.  The second component is our proprietary disposable catheter that is attached to the module.  This component contains an internal balloon that is inflated after it is inserted through the urethra to the point of constriction.  Upon inflation of the balloon, the tissue is heated by microwaves delivered via the catheter, resulting in dilation of the urethra.  Our computer system in the module monitors and regulates the heat being applied to ensure maximum safety and efficiency.  The Prolieve® system is covered by 45 core patents, which were acquired as part of the acquisition of the Prolieve® assets from Boston Scientific Corporation in 2012.

The combined effect of this “heat plus compression” therapy is twofold: first, the heat denatures the proteins in the wall of the urethra, causing a stiffening of the opening created by the inflated balloon, forming a biological stent.  Second, the heat serves effectively to kill off prostate cells outside the wall of the urethra, thereby creating sufficient space for the enlarged natural opening. In addition, the Prolieve® system’s temperature (46º C to 54º C) is sufficient to kill prostatic cells surrounding the urethra wall, thereby creating space for the enlargement of the urethra opening. However, the relatively low temperature is not sufficient to cause swelling in the urethra.

The Prolieve® system is designed with patients’ needs and comfort in mind.  In general, it does not require sedation or post-operative catheterization and provides rapid symptomatic relief from BPH.  BPH patients can be treated using Prolieve® in urologic offices throughout the United States. In addition, the Prolieve® treatment is also made available to physicians utilizing our mobile service.

Since acquiring the Prolieve® assets from Boston Scientific Corporation in July 2012, we have been concentrating our corporate development efforts on developing these assets into a business.  We are focusing on increasing sales from our installed base of systems and from our mobile service. In addition, the Company entered into distribution agreement with seven independent distributors in certain territories in the U.S. and Puerto Rico.

Boston Scientific Corporation had sold approximately 250 Prolieve® systems and approximately 80,000 disposable catheter kits in the United States prior to Boston Scientific Corporation’s sale of the Prolieve® assets to us in 2012. Our current business strategy is to utilize social media, key opinion leaders, centers of excellence and independent mobile service providers to increase the utility and market presence of Prolieve®.   In the U.S. market, we do not intend to actively market the Prolieve® system itself but, rather, our strategy is to grow revenue through the direct sale of disposable catheter kits to physicians with Prolieve® systems installed and, increasingly, through independent distributors and our mobile service, which eliminates physicians’ need to purchase, and learn how to operate, the Prolieve® system.  However, if U.S. or international customers choose to purchase the Prolieve® system itself, we will accommodate their needs to the best of our ability.

We currently have approximately 165 systems that were acquired as part of the Prolieve® asset purchase from Boston Scientific Corporation.  We do not currently have an agreement with a manufacturer to produce additional Prolieve® systems, although we believe that there are several qualified medical device contract manufacturers, including Sanmina, that are capable of manufacturing the system if our current inventory is depleted.  For the year ended March 31, 2018, 100% of our revenues came from the sales of our disposable catheters used in each treatment or the provision of mobile services that provide therapy using our disposable catheters.  The disposable catheters are manufactured in Mexico by Lake Region Medical Center, formerly known as Accelent Corporation.  We currently have an agreement with Lake Region Medical Center to supply these catheters, pursuant to which we order the number of catheters we estimate we will need for a 12-month period.  We have no other source of catheters at the present time.  Due to the complicated nature of these kits, as well as FDA manufacturing standards imposed on suppliers, the Company does not believe that an alternate supplier of catheters is readily available.

In addition to the Prolieve® technology, the installed base of Prolieve® systems and related patents acquired from Boston Scientific Corporation, we also acquired a fleet of 15 vans, each equipped with two Prolieve® systems.  Currently we own nine vans. This mobile fleet allows us to provide Prolieve® therapy to patients in certain geographical areas whose health care providers do not have access to one of our permanently installed systems.  The mobile Prolieve® system is identical to the permanently installed systems.

Our mobile Prolieve® systems are deployed by our scheduler upon the request of a physician.  Our scheduler then coordinates the timing of the requested appointment with one of our medical technicians. On the day of the appointment, our medical technician arrives at the physician’s office and the Prolieve® module is brought into the physician’s office.  Under the physician’s supervision, a catheter is inserted into the urethra to the point of constriction, and the Prolieve® treatment is administered by our medical technician under the physician’s supervision.

Competition

There are several treatment options for BPH.  The first is traditional surgery, known as trans-urethral resection procedure, or “TURP.”  This surgery requires a hospital stay, sedation, and a post-operative recovery period. Other newer BPH treatment technologies include Urolift and Rezum.  We are aware that Urologix LLC offers microwave-based treatment with which we compete.  Unlike the Urologix’ treatment, which solely utilizes heat, our Prolieve® therapy combines heat and compression (via the inflated balloon). According to Medtech Insight, the surgical and minimally invasive treatment market for BPH is approximately $150 million in the U.S.

However, the majority of BPH patients undergoing treatment today choose medical therapy instead of surgery.  Pursuant to such medical therapy, patients take daily doses of medicine to shrink the prostate in order to improve function.  These medicines are known to cause side effects, and must be taken daily to be effective. We believe our Prolieve® treatment can be a viable alternative to drug therapy due the demonstrated efficacy and side effect profile.

Prescribed medicines for BPH treatment in major industrialized countries is currently believed to be approximately $4 billion annually.  These medicines are manufactured and sold by some of the world’s largest pharmaceutical companies, including Eli Lilly, Glaxo Smith Kline and Merck & Co.  These companies market their drugs to physicians and directly to the public through television, radio, the internet and conventional print media.  With the substantial investment made by these companies in developing, commercializing and marketing these drugs, and the size of the BPH treatment market, these companies represent a significant competitive threat to our Prolieve® therapy, and to our company. We are also aware that non-prescription herbal supplements promoted to relieve BPH symptoms are being aggressively marketed to the public; these products also compete with Prolieve®.

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

As stated earlier, we are progressing at a very slow pace through Phase III clinical trials due to lack of funding, and are currently focusing our corporate activities and resources on expanding our Prolieve® operations.  We estimate that the cost of completing Phase III clinical trials will be approximately $7,500,000. Subject to obtaining financing, we may resume of the pivotal Phase III trial in the future. We previously negotiated arrangements with physicians and medical centers in the United States and Canada to conduct this trial.  Because the pace of the trial has been slow, we have closed the clinical site in Canada.  There can be no assurance that the remaining site in the U.S. will be interested in continuing the study trials. If it is not, we would then need to make alternative arrangements, of which there can be no assurance.

Our Intellectual Property

We have approximately 40 core patents that cover our Prolieve® system. These patents expire over several years, commencing in September 2021 and continuing until February 2029. We have approximately 35 core patents that cover our APA 1000 system. We have also licensed 15 patents from MIT covering our APA 1000 system.  Of the 15 patents licensed from MIT, five patents in foreign countries expired in November 2014. Our MIT and APA 1000 patents expire over a multi-year period until January 2023. In total, we have approximately 75 patents and patents pending in the United States and in foreign jurisdictions.

Medifocus Holding Joint Venture

On November 8, 2013, we entered into an agreement with Ideal Concept Group Limited (“Ideal Concept”) to develop our Prolieve® business and APA technology in a geographic area referred to as “Asia Pacific” in the agreement (the “JV Agreement”).  The countries comprising of Asia Pacific are not specified in the JV Agreement.  Pursuant to the JV Agreement, Medifocus and Ideal Concept agreed to capitalize a company, Medifocus Holding Limited (“Medifocus Holding”), to develop this business.  Medifocus Holding was incorporated in the British Virgin Islands on June 28, 2012.

The JV Agreement states that, at the outset, Ideal Concept will own 60% of Medifocus Holding and we will own 40%.  Through March 31, 2015, Medifocus Inc. has made total contributions to Medifocus Holding of approximately $214,735 in cash and Prolieve® equipment. In addition to capital contributions, the shareholders are obligated to provide loans to the JV of up to HKD 4,000,000 (or approximately $520,000).  Ideal Concept previously agreed, through November 8, 2014, to loan us the funds necessary to satisfy our portion of the required shareholder contributions to Medifocus Holding.  Such loan would bear interest at 6% per year and be secured by our ownership interest in Medifocus Holding.  No such loans were made to us by Ideal Concept and we did not make any further investments or loans in the joint venture.  Pursuant to the terms of our joint venture, our equity ownership in Medifocus Holdings LLC had been reduced over the last two years and was eventually bought out by Ideal Concept in March 2016.

Pursuant to the terms of the JV Agreement and a License and Distribution Agreement dated as of November 8, 2013, Medifocus Holding will engage in clinical testing, and obtaining approval from China Food and Drug Administration of the People’s Republic of China (“CFDA”) for all products relating to Prolieve® and the APA technology.  Thus far, Medifocus Holding has not been able to obtain approval from the for commercialization of Prolieve® in China.  There is no assurance that the CFDA will approve Prolieve® for commercialization in China.  Additionally, during fiscal 2016, Medifocus Holding entered into a distribution agreement with a South Korea-based distributor to market Prolieve® in South Korea, subject to regulatory approvals from the South Korean government. We have not sold any Prolieve® products to South Korea thus far.

Medifocus Holding is required to pay us a royalty of 5% of the first $10,000,000 in sales of the catheter kits and control units utilized in the Prolieve® business.  After $10,000,000 in sales has been reached, the royalty decreases to 3%.  For all other products we develop, Medifocus Holding is required to pay us a royalty of 7.5% on net sales of such products.

C.

Organizational structure.

Our only subsidiary is Celsion (Canada) Limited, a corporation organized under the laws of the Province of Ontario, Canada.

D.

Property, plant and equipment.

Our main offices are located at 10240 Old Columbia Road, Suite G, Columbia, Maryland, 21040.  We lease these premises, which comprise of 6,178 square feet of office and storage space.  Our current annual rental is approximately $83,403 per year, which increases incrementally each year of the lease to approximately $93,906 in the final year of the lease.  The lease expires on February 28, 2023.

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

The Company currently owns two technology platforms with approximately 75 U.S. and international patents:

1.

The Endo-thermotherapy Platform is a catheter-based focused heat technology platform that utilizes natural body openings to deliver precise microwave thermotherapy to the diseased sites. The Prolieve® Thermodilatation™ System for the treatment of BPH was developed based on the Endo-thermotherapy Platform. The same platform can potentially be used to treat cancers in prostate, rectum, cervix and esophagus.

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

On July 24, 2012, the Company acquired the Prolieve® Thermodilatation™ System technology ("Prolieve®") and related business assets from Boston Scientific Corporation ("BSC") through an asset purchase agreement.  Prolieve® is a U.S. FDA approved device for the treatment of enlarged prostate, medically known as Benign Prostatic Hyperplasia (“BPH”).  The total purchase price for the transaction was approximately $3.7 million of which $2.5 million was paid on the closing of the transaction.  The balance consists of up to $2.5 million in contingent consideration that will be paid in quarterly installments at a rate of 10% of Medifocus’ Prolieve® sales.

Financial Condition

Our future capital requirements will depend upon numerous unpredictable factors, including, without limitation,

•

the revenue generated by Prolieve®,

•

the cost, timing and outcomes of clinical studies and regulatory reviews of our products,

•

our efforts to implement new collaborations, licenses and strategic transactions, and

•

our ability to manage general and administrative expenses, capital expenditures and other uses of cash.

Our operations are subject to certain risks and uncertainties including, among others, current and potential competitors with greater resources, dependence on significant customers. Since inception, the Company has incurred substantial operating losses. The Company expects its operating losses to continue if the sales of its Prolieve® does not improve. The operating results of the Company have fluctuated significantly in the past. The Company expects that its operating results will fluctuate significantly in the future and will depend on a number of factors, many of which are outside the Company’s control.

In 2012 and 2013 we raised significant capital from equity and debt financings.  During the fiscal year ended March 31, 2012, we received approximately $0.3 million of gross proceeds from the sale of 1,000,000 shares of our common stock.

During the fiscal year ended March 31, 2013, we received approximately $11.2 million of gross proceeds from the sale of 75,821,055 shares of our common stock and warrants to purchase 75,821,055 shares of our common stock. The net proceeds from the offering were primarily used to fund the purchase of the Prolieve® assets from BSC and the subsequent costs for Prolieve® operations and for general corporate purposes, including research and development activities, capital expenditures, repayment of debt and working capital.

During the fiscal year ended March 31, 2014, the Company raised gross proceeds of $5.6 million from the sale of convertible redeemable promissory notes and warrants (the “Units”).  Each Unit consists of (i) a $10,000 face value convertible redeemable promissory note, bearing 8% annual interest and due in three years (“Note”), which is convertible into shares of common stock beginning six months after the Closing Date of the offering at a conversion price of $0.25 per share, and (ii) three-year warrants to purchase 20,000 shares of common stock at a price of $0.30 per Share.  The net proceeds from the offering is to be used for Prolieve® operations and for general corporate purposes, including research and development activities, capital expenditures, repayment of debt and working capital.  All the Notes have matured. The Company has not paid off the Notes.

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

Our cash and cash equivalents of approximately $115,502 on hand at March 31, 2018 are not sufficient to fund operations through our fiscal year ending March 31, 2019.  We will need to depend on the cash collection from accounts receivable and/or raise additional capital in the near future to fund our future operations beyond our fiscal year ending March 31, 2019, and we anticipate that such financing transactions will likely be dilutive to our current shareholders. As of March 31, 2018, our liabilities exceeded our tangible assets by $10,722,894. If we are not able to raise additional capital, we will need to take measures to further reduce our operating costs, including further reducing our staff, curtailing our research and development efforts and reducing the budget we plan spend to grow our Prolieve® business.  As such, we would not be able to achieve the growth of the Prolieve® business, complete the development, testing and commercialization of our product candidates.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. In the accompanying consolidated financial statements, estimates are used for, but not limited to, the expected economic life and value of our licensed technology, allowance for doubtful accounts, value of contingent consideration, value of our debt issuances, accruals for estimated product returns, warrant relative fair value calculation, allowance for inventory obsolescence, allowance for our net operating loss carry forward and related valuation allowance for tax purposes and our stock-based compensation related to employees and directors, consultants and advisors. Actual results could differ from those estimates.

Currency Risk

The Company held its cash balances within banks in Canada in Canadian dollars and with banks in United States in United States dollars. The Company’s operations are mainly conducted in USA however the Company has transactions in Canada which are affected by the fluctuation of the currency rates. The value of the United States dollar against the Canadian dollar may fluctuate with the changes in economic conditions.

During the year ended March 31, 2018, in comparison to the prior year, the Canadian dollar strengthened in relation to the US dollar and upon the translation of the Company’s debt and accrued expenses held in Canadian dollars, the Company recorded a currency loss of $42,040 (2017- Gain of $26,621 and 2016- Gain of $15,436), in other income (expense) on the Consolidated Statements of Operations and Comprehensive Loss.

Credit Risk and Economic Dependence

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The financial instruments that potentially subject the Company to credit risk consist of cash and accounts receivable. The Company maintains cash with high credit quality financial institutions located in the US and Canada.

The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers. The Company’s operations rely significantly on one supplier and Company cannot easily source alternative suppliers.

Credit Concentration

One customer represented a concentration of approximately 15% of total trade receivables for the year ended March 31, 2018.   No individual customer represented more than 10% of total trade receivables for the year ended March 31, 2017.  No individual customer represented more than 10% of revenues for the years ended March 31, 2018, 2017 and 2016.

Vendor Concentration and Vendor Deposits

The Company currently purchases 100% of its Prolieve catheter inventory from one supplier. Alternative suppliers and alternative catheters are not currently available.  The Company maintains a deposit of $221,330 with its vendor.

Credit Concentration

One customer represented a concentration of approximately 15% of total trade receivables for the year ended March 31, 2018.   No individual customer represented more than 10% of total trade receivables for the year ended March 31, 2017.  No individual customer represented more than 10% of revenues for the years ended March 31, 2018, 2017 and 2016.  The Company’s sales are primarily in the United States.

Vendor Concentration and Vendor Deposits

The Company currently purchases 100% of its Prolieve catheter inventory from one supplier. Alternative suppliers and alternative catheters are not currently available.  The Company maintains a deposit of $221,330 with its vendor.

Revenue Recognition

The Company sells products that are used in the treatment of Benign Prostate Hyperplasia. The Company recognizes revenue, net of sales taxes, from the sale of Prolieve® consoles and catheters upon shipment delivery to the customer. Revenue from the sale of products is measured at the fair value of the consideration received or receivable, net of estimated returns. Revenue from the mobile service is recognized upon completion of the services, which is generally upon treatment of the patient.

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

Contingent Consideration

In accordance with ASC 805, upon the purchase of Prolieve®, the Company recognized a contingent consideration obligation as part of the consideration transferred in exchange for the acquired business. The initial measurement of the contingent consideration obligation was based on its estimated fair value. The contingent consideration obligation has been remeasured to fair value at each reporting date and will continue to be remeasured until the contingency is resolved. The changes in fair value are recognized in earnings.  The contingent consideration obligation outstanding totaled $251,935 and $463,772 as of March 31, 2018 and 2017, respectively.

Intangible Assets

Intangible assets consist of intellectual property and customer relationships for our Prolieve® business acquired in July 2012. These intangible assets were originally recorded at fair value and are amortized on a straight line basis over their estimated useful lives of 10 years. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in a manner similar to that for property and equipment.

Recent Accounting Pronouncements

None of the recent accounting pronouncements included in the consolidated notes to the financial statements were required to or otherwise adopted in any of the periods contained in this report had a material impact on our results of operations, financial condition or cash flows.  Additionally, we are evaluating all issued and unadopted Accounting Standards Updates and believe the adoption of these standards also will not have a material impact on our results of operations, financial position, or cash flows.

A.

Operating Results

Comparison of Fiscal Years Ended March 31, 2018 and 2017

The table below summarizes our results of operations for fiscal years ended March 31, 2018 and March 31, 2017. Comparative numbers have been restated to conform to the presentation adopted in the current year.

	Year ended March 31,
	2018	2017
Sales
Products	$ 1,218,385	$ 1,788,235
Services	1,448,415	1,995,465
Total Sales	2,666,800	3,783,700

Costs of Sales
Products	708,975	908,602
Services	1,085,187	1,390,303
Total Costs of Sales	1,794,162	2,298,905
Gross Profit	872,638	1,484,795

Operating Expenses
Research and development	181,397	320,386
Sales and marketing	27,806	108,127
General and administrative	1,384,586	1,567,675
Total Operating Expenses	1,593,789	1,996,188
Loss from Operations – before other income (expense)	(721,151)	(511,393)

Other Income (Expense)
Net gain (loss) from equity method investment	-	-
Other income (expense)	10,598	(29,413)
Loss from change in fair value of contingent consideration	(54,185)	(83,189)
Gain from sale of consoles	-	175,491
Gain (loss) from harmonized sales tax receivable	31,891	202,107
Gain on debt settlement	22,900	-
Gain on settlement of debt for shares issuable	30,705	-
Interest and discount accretion	(862,004)	(1,323,320)
Total Other Income (Expense)	(820,095)	(1,058,324)
Net Loss	(1,541,246)	(1,569,717)

Sales

The Company’s gross revenue from the sale of its Prolieve® system products and services decreased from $3,783,700 in fiscal year ended March 31, 2017 to $2,666,800 in fiscal year ended March 31, 2018.  Product sales during the year ending March 31, 2018 and the year ending March 31, 2017 consisted solely of single-use catheters. The decrease is primarily due to the lack of funding for sales and marketing activities and the competition from newer technologies with strong financial backing.  The Company’s business model has been in transition, therefore, while the Company expects the revenue to increase in the long run as the Company obtains increased market presence, currently we are not able to project the short-term revenue fluctuations.

Costs of Good Sold, Costs of Services and Gross Profit

The costs of sales for products primarily include the cost of products sold to customers on a first-in first-out basis, along with amortization expense of our Prolieve® intellectual property, warranty costs, warehousing costs, freight and handling charges.  Costs of sales for services consist primarily of the costs to provide mobile services to our patients, including depreciation of our mobile consoles and vehicle fleet, and payroll and benefit costs.

Costs of goods sold as a percentage of product sales was 58% in fiscal year ended March 31, 2018 as compared to 51% in fiscal year ended March 31, 2017. This increase is primarily the result of lower average price. The costs of services as a percentage of services sales was 75% in fiscal year ended March 31, 2018 as compared to 70% in fiscal year ended March 31, 2017. The increase of service cost of goods sold as a percentage of service sales is primarily because the service sales decreased while certain fixed costs related to providing the service, such as depreciation of our mobile consoles and vehicle fleet, payroll and benefit costs did not fluctuate materially. As a result, total gross profit decreased, from $1,484,795 in fiscal year ended March 31, 2017 to $872,638 in fiscal year ended March 31, 2018.  If we are able to increase our service sales, margins will improve as the effect of fixed charges have a relative lesser impact on total margin.

Net Loss

Our net loss in fiscal year ended March 31, 2018 was $1,541,246, a decrease of $28,471 or 3%, from our net loss of $1,569,717 in fiscal year ended March 31, 2017. The decrease is primarily the result of the decreases in interest and discount accretion expenses and operating expenses.

Research and Development Expenses

For the fiscal year ended March 31, 2018, the Company incurred research and development expenses of $181,397, a 43% decrease from the $320,386 for the same period in 2017, primarily due to the suspension of the redesign of Prolieve® consoles and the decrease in expenses related to the Prolieve® FDA Post Market Study. Research and development expenses in fiscal 2018 primarily consist of costs incurred with respect to the Prolieve® post-marketing study and patents.

Sales and Marketing Expenses

Sales and marketing expenses include the costs of marketing materials, trade shows, travel and other direct marketing expenses for Prolieve®.

Sales and marketing expenses in fiscal year ended March 31, 2018 was $27,806, a decrease of 74% from the $108,127 in the previous year.  The decrease is primarily the result of the Company's efforts to reduce costs, due to the limited cash resources available during the year, by scaling back marketing activities and travel expenses, and eliminating sales positions during fiscal year ended March 31, 2018.

General and Administrative Expenses

General and administrative expenses in fiscal year ended March 31, 2018 decreased 12% to $1,384,586, from the previous year’s expenses of $1,567,675. The decrease is primarily due to the reductions in legal fees, director fees, administrative salaries and related benefits and other expenses as the company continues to operate more efficiently.  General and administrative expenses in fiscal year ended March 31, 2018 also included $85,298 in stock option expenses.

Other Income (Expenses)

During the year ended March 31, 2018, other income (expenses) consisted of gain (loss) from the changes in the fair value of contingent consideration, interest and accretion expenses and other income and expenses.  Total other income (expense) of ($820,095) in the year ended March 31, 2018 reflects a decrease from our total other income (expense) of ($1,058,324) in the year ended March 31, 2017, primarily as a result of the decreases in interest and discount accretion expenses and operating expenses.

Comparison of Fiscal Years Ended March 31, 2017 and 2016

The table below summarizes our results of operations for fiscal years ended March 31, 2017 and March 31, 2016. Comparative numbers have been restated to conform to the presentation adopted in the current year.

	Year ended March 31,
	2017	2016
Sales
Products	$ 1,788,235	$ 1,431,621
Services	1,995,465	3,103,319
Total Sales	3,783,700	4,534,940

Costs of Sales
Products	908,602	710,620
Services	1,390,303	2,546,258
Total Costs of Sales	2,298,905	3,256,878
Gross Profit	1,484,795	1,278,062

Operating Expenses
Research and development	320,386	626,285
Sales and marketing	108,127	1,140,029
General and administrative	1,567,675	2,728,553
Total Operating Expenses	1,996,188	4,494,867
Loss from Operations – before other income (expense)	(511,393)	(3,216,805)

Other Income (Expense)
Net gain (loss) from equity method investment	-	100,000
Other income (expense)	(29,414)	10,216
Loss from change in fair value of contingent consideration	(83,188)	(154,137)
Gain from sale of consoles	175,491	-
Loss from impairment of long-lived assets	-	(99,020)
Gain (loss) from harmonized sales tax receivable	202,107	(208,138)
Interest and discount accretion	(1,323,320)	(1,393,665)
Total Other Income (Expense)	(1,058,324)	(1,744,744)
Net Loss	(1,569,717)	$ (4,961,549)

Sales

The Company’s gross revenue from the sale of its Prolieve® system products and services decreased from $4,534,940 in fiscal year 2016 to $3,783,700 in fiscal year 2017.  Product sales during the year ending March 31, 2017 and the year ending March 31, 2016 consisted solely of single-use catheters.  The increase of $356,614 in product sales in fiscal 2017 is attributed to the product sale to independent mobile service providers.  The $1,107,854 decrease in service sales is primary due to a decrease in number of mobile service sales provided by the Company’s own mobile service, as the company eliminated mobile services in areas where there was low demand and ultimately not profitable, and that mobile accounts in certain territories were transferred to independent mobile service providers. Sales to independent mobile service providers are considered as product sales instead of service sales.

The Company’s business model has been in transition, therefore, while the Company expects the revenue to increase in a long run as the Company obtains increased market presence. Currently we are not able to project the short-term revenue fluctuations.

Costs of Good Sold, Costs of Services and Gross Profit

The costs of sales for products primarily include the cost of products sold to customers on a first-in first-out basis, along with amortization expense of our Prolieve® intellectual property, warranty costs, warehousing costs, freight and handling charges.  Costs of sales for services consist primarily of the costs to provide mobile services to our patients, including depreciation of our mobile consoles and vehicle fleet, and payroll and benefit costs.

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

Research and Development Expenses

For the fiscal year ended March 31, 2017, the Company incurred research and development expenses of $320,386, a 49% decrease from the $626,825 for the same period in 2016, primarily due to the suspension of the redesign of Prolieve® consoles. Research and development expenses in fiscal 2017 primarily consist of costs incurred with respect to the Prolieve® post-marketing study and patents.

Sales and Marketing Expenses

Sales and marketing expenses include the costs of our sales force (including labor, travel, stock-based compensation, and other direct marketing expenses) for Prolieve®.

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

•

sales of the Company’s Prolieve® products and services;

•

pricing and payment terms with customers;

•

costs of the disposable catheter kits and payment terms with suppliers; and

•

capital expenditures and equipment purchases to support product launches

In December 2013, the Company raised gross proceeds of $ 3,540,000 from the sale of convertible redeemable promissory notes and warrants (the “Units”).  Each Unit consists of (i) a $10,000 face value convertible redeemable promissory note, bearing 8% annual interest and due in three years (“Note”), which is convertible into shares of common stock beginning six months after the Closing Date of the offering at a conversion price of $0.25 per share, and (ii) three-year warrants to purchase 20,000 shares of common stock at a price of $0.30 per Share.  The net proceeds from the offering was to be used for Prolieve® operations and for general corporate purposes, including research and development activities, capital expenditures, repayment of debt and working capital.

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

Our $0.43 million unsecured promissory note made to a lender in July 2012 (included in our contractual obligations table on page 38) and the accrued but unpaid interest of $CAD 0.2 million as of December 31, 2013, was originally due October 23, 2013.  The lender has extended the due date of this promissory note to June 30, 2014 and we are currently in discussion with the lender to negotiate a payment plan for this note.  Subsequent to March 31, 2015 we have made no principal and interest payments to the lender and are currently in negotiations with the lender regarding the extension of the due date.  If such negotiations fail, the lender may declare all amounts due and payable immediately.  The lender would not have a right to seize any of the Company’s assets because the promissory note is unsecured.  Further, if the lender were to retain counsel or initiate litigation to enforce its rights and interests under the promissory note, the Company would be required to pay all reasonable costs and expenses of the lender.

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

In the quarter ended June 30, 2016, the Company obtained a loan of $200,000 from a lender at a monthly interest rate of 1.25%. The loan was secured with all the intellectual property and proprietary rights related to the Prolieve® system.  Subsequently, in August 2016, the Company obtained an additional $200,000 in loan from the same lender, at the same terms, and secured with the same intellectual property and proprietary rights related to the Prolieve® system. In October 2016, the Company obtained an additional $100,000 in loan from the same lender, at the same terms, and secured with the same intellectual property and proprietary rights related to the Prolieve® system.

The Company extends credit to customers on an unsecured basis and payment terms are typical 30 days from delivery or service.  Management assesses the collectability of its receivables based on a periodic customer-by-customer analysis, considering historical collection experience as well as customer-specific conditions; when a specific customer account is determined to be uncollectible the Company provides an allowance equal to the estimated uncollectible amounts.  Receivables are written off when it is determined that amounts are uncollectible.  The Company established an allowance for doubtful accounts of approximately $46,363 and $47,035 as of March 31, 2018 and 2017, respectively.

Our cash and cash equivalents of approximately $115,502 on hand at March 31, 2018 are not sufficient to fund operations through our fiscal year ending March 31, 2019.  We estimate that the external funding requirement for the next 12 months will be at least $500,000 to maintain and grow the Prolieve® business in the U.S. and the essential corporate activities. The Company is currently in default with certain lenders and creditors, and owed Boston Scientific Corporation $1,902,387 in accrued but unpaid sales royalties. We have suspended the APA 1000’s Phase III clinical trials and the research and development activities in the heat-activated immunotherapy business due to the lack of funding.   If we are not able to raise additional capital, we will need to take certain measures to further reduce our operating costs, including reducing our staff, curtailing our research and development efforts and our clinical trials, and reducing the costs we plan to spend to operate our Prolieve® business.  As such, we would not be able to achieve the growth of the Prolieve® business, complete the development, testing and commercialization of our product candidates.   If adequate funding is not available, the Company will delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. The Management is continuing its efforts to obtain additional funds so that the Company can meet its operating obligations and sustain operations.

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

Net Cash Used In/Provided By Operations

Net cash provided by operating activities was $21,544 for the year ended March 31, 2018, compared to the $722,434 net cash used in during the same period in 2017. This positive change is primarily due to the Company’s improvement in cash flows from our accounts receivable collection, along with the decreased cash flows to our operating expenses.

Net cash used in operating activities was $722,434 for the year ended March 31, 2017 compared to $1,937,326 during the same period in 2016. The reduction in the use of cash of approximately $ 1,214,892 is primarily due to the Company’s restructuring of Prolieve® operations which reduced the company’s sales and marketing costs, mobile service costs, along with the decreased general and administrative costs, offset by decreases in accounts payable and increases in accounts receivable.

Net Cash Provided by/Used in Investing Activities

During the years ended March 31, 2018 and 2017 the company purchased property and equipment in the amount of approximately $18,376 and $3,597, respectively.  The company received $209,000 from the sale of consoles during the year ended March 31, 2017.  The Company sold their equity interest in Medifocus Holdings during the year ended March 31, 2016 in the amount of $100,000.

Net Cash Used in/Provided by Financing Activities

The Company raised $500,000 through the sale of notes for the year ended March 31, 2017 but had no financing activities during the year ended March 31, 2018.

Net cash provided by financing activities was approximately $500,000 for the year ended March 31, 2017, compared to $713,000 in 2016.

C.

Research, Development, Patents and Licenses, etc.

For the fiscal years ended March 31, 2018, 2017 and 2016, the Company incurred research and development expenses of $181,397, $320,386, and $626,285, respectively.  Research and development expenses primarily include the costs of Prolieve® console redesign, post-marketing study related to our Prolieve® product, fees payable to the U.S. Food and Drug Administration (FDA) and patent fees.

D.

Trend Information

With our acquisition of the Prolieve® business in July 2012, for the first time in 2013 we had revenues and costs of sales and those sales increased significantly until summer 2014, when the Company started to implement cost reduction measures. The revenue from the Prolieve® business has gradually declined since October 2014 as the Company began to phase out uneconomical sales positions and territories, as well as underutilized mobile technicians. We anticipate that sales of Prolieve® products will see slight increase over the next few years as a result of our continuing efforts to enter international markets and add independent third party mobile service providers in new territories in the U.S.

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

We anticipate that as our sales grow modestly, margins on both product sales and services will increase as the effect of fixed charges (such as amortization and depreciation expenses and to some extent warehousing costs) have a relative lesser impact on total margin.  However, if we are unable to grow our business and sales, our gross margins will not increase as expected and we may continue to generate gross losses on products sales and/or sour mobile service.

E.

Off-Balance Sheet Arrangements

As of each of March 31, 2018 and 2017, the Company did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Tabular Disclosure of Contractual Obligations

The following are contractual commitments at March 31, 2018:

	Total	Year 1	Year 2	Year 3	Year 4	Thereafter
Office lease obligation	$ 432,012	$ 83,614	86,152	88,752	91,414	86,080

Long-term and short-term debt obligations (1)	6,186,373	6,186,373
Other contractual obligation	30,000	10,000	10,000	10,000
Total	$ 6,648,385	$ 6,269,987	$ 96,152	$ 98,752	$ 91,414	$ 86,080

(1)

This amount includes the 8% Convertible Notes in the amount of $5,410,000 and promissory notes in the amount of $776,873.

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

Name	Position with the Company	Date Position Started
William Jow, MD	Chief Executive Officer, Director	October 1, 2016
Mirsad Jakubovic	Chief Financial Officer	November 25, 2008
John Mon	Vice President of Regulatory Affairs and Product Development	April 1, 2017
Douglas Liu	Vice President of Finance	December 16, 2016
Grant B. Walsh	Chairman of Board of Directors	August 28, 2008
Joseph S. C. Chan	Director	August 28, 2008
Dr. Augustine P.Y. Chow	Director	August 28, 2008
Raymond Tong	Director	January 27, 2015

William W. Jow, M.D., 60, received his M.D. degree from New York University in 1986. Following his surgical and urological residencies at Mount Sinai Medical Center and University of Buffalo, Dr. Jow received the American Urological Association (AUA) Scholar Award to complete a 2-year Fellowship at Weill Cornell Medical College and Center for Biomedical Research at Rockefeller University in New York. He then served as Assistant Professor at Rutgers Robert Wood Johnson Medical School in New Jersey for 2 years. Dr. Jow has been in private practice for over 20 years, and has ample experience in utilizing various minimally-invasive techniques in treating BPH, prostate cancer and prostatitis. He has been Chairman of Urology at Hackensack Meridian Health - Bayshore Hospital in Holmdel, New Jersey, and served on its Medical Executive Committee since 2012. He has published many medical and scientific papers, served as expert reviewer for urology journals and lectured in topics ranging from oncology to preventive medicine. Dr. Jow received many honors and awards including Phi Beta Kappa, Memorial Sloan-Kettering Cancer Center Tri-Institutional (MSKCC, Cornell & Rockefeller) Research Grant, the prestigious American Society of Andrology Hamilton-Thorne Award for his pioneering research in Gene Expression, AUA Best Research Presentation Award, Compassionate Doctor Award, Patients’ Choice Award and Healthgrades Five-Star Physician Recognition. He has served as consultants to various sales and product development ventures before serving as Scientific & Business Development Consultant and Medical Director of Medifocus Inc. since 2014. Dr. Jow was elected as a Director of the Compna on August 30, 2016 and was appointed to the President and Chief Executive Officer of the Company on October 1, 2016.

Mirsad Jakubovic, 55, is a chartered accountant.  His experience includes working as the Director of Finance and Administration for Havana House Cigar and Tobacco Merchants Ltd., and as Director of Finance and Administration for Swatch Group Canada Ltd.  Mr. Jakubovic received his MBA from the Richard Ivey School of Business and his B.Comm. from the University of Toronto.

John Mon, 66, has over 20 years’ experience in the medical device industry. From the late 1980s through 2008, Mr. Mon held various positions at Celsion, including VP Product Development, VP New Technology, and General Manager.  During his 20 years with Celsion, Mr. Mon worked with the FDA to gain approval for IDE/Pre-market Approval/510K submissions. He also worked with surgical and oncology clinicians, electromagnetic (microwave) engineers and patent attorneys to develop various thermotherapy and breast cancer related devices. He has authored and co- authored a number of granted and pending patents in the field of microwave technology. Mr. Mon received his B.S. in Economics from the University of Maryland.

Mr. Douglas Liu, 54, was a financial analyst with HII Enterprises Inc. in New York from 1994 to 1996, performing budget and cash flow preparation and analysis, as well as cross border joint venture investment evaluation.  From 1996 to 2005, he was the assistant to the Chief Financial Officer and shareholders administrator at Celsion Corporation, assisting the management in budget and business plan development and analysis, in the structuring, negotiation and completion of multiple rounds of PIPE offerings. He also worked closely with auditors and securities attorneys in the preparation of Celsion Corp’s filings with the U.S. SEC. From 2005 to 2012, he was a private investor in various public and startup companies and occasionally worked as independent consultant in corporate finance matters.  Mr. Liu served as the Director of Business Development of the Company from January 2013 to December 2016. He was appointed to be the Vice President of Finance of the Company by the Board of Directors in December 2016. Mr. Liu graduated magna cum laude from the Ohio State University with a bachelor’ s degree in finance and international business.

Mr. Joseph S.C. Chan, MBA, 72, was a director of Harmony Asset Limited from December 2006 to March 2015, a director of Champion Minerals Inc.  from November 2009 to April 2015 and a director of MBMI Resources Inc. since April 2011. Mr. Chan has over 30 years of accounting and management experience. He obtained an MBA from Edinburgh Business School, Heriot Watt University, Scotland, U.K. He is a member of The Institute of Chartered Accountants of England and Wales, the Hong Kong Institute of Certified Public Accountants, as well as a member of the Chartered Professional Accountants of Ontario, Canada.

Dr. Augustine P.Y. Chow, M.Sc., Ph.D., 65, until May 2015, had served as the Chief Executive Officer of Harmony Asset Limited, a publicly listed investment company in Hong Kong and Toronto, since 1996.  He is currently a director of Celsion Corporation (AMEX) and Kaisun Energy Group Ltd., and is a former director of Augyva Mining Resources Inc. (TSXV) and Jian ePayment Systems Limited (HKEX). From 1990 to 1998, Dr. Chow was the Chief Executive Officer of Allied Group of Companies. Dr. Chow received the degrees of M.Sc. from London Business School, Ph.D. from the University of South Australia, a DBA from Southern Cross University, and an Engineering Doctorate from the City University of Hong Kong.  Dr. Chow also is a director of Gwynneth Gold Limited, a significant investor in our Company.

Grant B. Walsh, MBA, C.Dir., 69, is the Chairman of the Board of Directors of the Company.  He also serves as Chairman and/ or Director of Canada Lands Company Limited (a Canadian Crown Corporation), Downsview Park Inc., Old Port of Montreal, Montreal Science Centre and Algoma University.  He is also the Chairman and CEO of Walsh Delta Group Inc., a firm specializing in governance, strategy, leadership, and performance improvement.  Mr. Walsh has served as a director and/or senior executive of various public, private, for-profit and not-for-profit healthcare and service organizations in both the United States and Canada.  In addition to CEO roles, Mr. Walsh was Executive Vice President of the ServiceMaster Company in Chicago, Illinois, where he was accountable for $550 million in revenue, 30,000 employees, and 10,000 properties in 44 states and Canada.  Assets under his leadership exceeded $30 billion.  Mr. Walsh has been Executive-in-Residence and Adjunct Professor at the DeGroote School of Business of McMaster University.  Mr. Walsh holds a Master of Business Administration degree from Southern Illinois University and a designation as a Chartered Director from McMaster University and the Conference Board of Canada.  His undergraduate degree in English and Philosophy is from Roberts Wesleyan College.

Dr Raymond C. F. Tong, M.D., 59, is the Chief Executive Officer of Harmony Medical Inc, an Asian investment group active in the introduction and distribution of medical and healthcare products and services in China and the Asia. Dr. Tong obtained his medical degree from the University of Toronto. He is also an independent Director of Shanghai CP Guojian Pharmaceutical, the largest bio-pharmaceutical manufacturer in China, and is also Chairman of Shanghai Kedu Healthcare Group, one of the largest medical equipment distributor and third-party service provider in China, representing products from GE, Philips, Siemens and Kodak and other multi-nationals. Dr Tong’s earlier career included senior management positions in China with Pfizer and Ball Corporation. He was also responsible for the Healthcare Investment Division of CITIC Pacific in Hong Kong.

Compensation.

Exchange Rate Table

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for each of the last five fiscal years.  The average rate was calculated using the average of the exchange rates, as calculated on each day in the period.

Year	Average
2018	0.7800
2017	0.7513
2016	0.7641
2015	0.8057
2014	0.9054
2013	0.9710

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for each month during the previous six months.

Month	Low	High
March 2018	.7641	.7794
February 2018	.7807	.8138
January 2018	.7978	.8135
December 2017	.7971	.7760
November 2017	.7759	.7885
October 2017	.7756	.8018

The exchange rates are based upon the noon buying rate as quoted by the Bank of Canada.  At March 31, 2018, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled .7756.

B.

Compensation

Summary Compensation Table

The following table sets out all annual and long-term compensation for services in all capacities to the Company for the fiscal years ended March 31, 2018, 2017, and 2016 in respect of the individuals who served as the Chief Executive Officer, the Chief Financial Officer, and Chief Operating Officer of the Company (collectively, the “Named Executive Officers”). Other than as disclosed below, no other executive officer received in excess of $150,000 in total salary, bonus and other compensation for the fiscal year ended March 31, 2018.

Non-equity incentive plan compensation (S)
	Year	Salary	Share-Based Awards	Options-Based Awards	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All Other Compensation	Total Compensation
Name and Principal Position

William Jow, MD (1)	2018	$ 174,000		$ 85,298					$ 259,298
	2017	$ 159,000	-	-	-	-	-	-	$ 159,000
	2016	$ 34,000	-	$ 18,159	-	-	-	-	$ 52,159

Augustibe Y. Cheung, PH.D. (2)	2018	-	-	-	-	-	-	-	-
	2017	$ 112,499	-	-	-	-	-	-	$ 112,499
	2016	$ 181,892	-	$ 65,374	-	-	-	-	$ 247,266

Mirsad Jakubovic CFO (3)	2018	$ 20,000	-	-	-	-	-	-	$ 20,000
	2017	$ 35,800	-	-	-	-	-	-	$ 35,800
	2016	$ 57,284	-	$ 15,435	-	-	-	-	$ 72,719

John Mon Former COO (4)	2018	$ 77,908	-	-	-	-	-	-	$ 77,908
	2017	$ 71,755	-	-	-	-	-	-	$ 71,755
	2016	$ 206,846	-	$ 31,779	-	-	-	-	$ 238,625

Notes:

(1)

Dr. Jow has served as Medical Director of Medifocus since 2014 and was appointed President of the Company in March 2016. Dr. Jow was appointed to the position of Chief Executive Officer, effective October 1, 2016.

(2)

Augustine Y Cheung, Ph.D., resigned as the Company’s President and CEO effective September 30, 2016.

(3)

Effective on September 1, 2016, Mr. Jakubovic’s salary was changed to $20,000 per year. During fiscal 2017, we accrued $35,800 in salary for Mr. Jakubovic.

(4)

The position of Chief Operating Officer of the Company was eliminated effective March 1, 2016. Mr. Mon has been re-assigned to other position in the Company.

Option Grants

Incentive Option-Based Awards

The following table sets forth information in respect of all stock options granted to our Named Executive Officers and directors as of March 31, 2018. No options were granted as a result of repricing. The Company did not grant any stock options to its Named Executive Officers and Directors during the year ended March 31, 2017.

Executive Officers

	Option‑based Awards			Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Number of shares or units of shares that have not vested	Market or payout value of share‑based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
William Jow, MD	4,200,000	$0.04	10/01/2022	-	-	-

Value Vested or Earned During the Year

No options were exercised by any director during the year ended March 31, 2018.

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

The following table sets out all annual and long-term compensation for services in all capacities to the Company for the fiscal year ended March 31, 2018 of each of the directors (other than named Executive Officers).

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
Joseph S. C. Chan	$ 20,000	-	-	-	-	-	$ 20,000
Dr. Augustine P.Y. Chow	$ 20,000	-	-	-	-	-	$ 20,000
Raymond Tong	$ 20,000	-	-	-	-	-	$ 20,000
Grant Walsh	$ 20,000	-	-	-	-	-	$ 20,000

Value Vested or Earned During the Year

No stock options were exercised by any director during the fiscal year ended March 31, 2018. The Company granted stock options to its President and Chief Executive Officer during the year ended March 31, 2018.

	Option‑based Awards			Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
William Jow, MD	4,200,000	$0.04	10/01/2022	-	-	-

Outstanding Options

Set forth below is a summary of the outstanding options under the Option Plan to purchase Shares as of March 31, 2018. All executive officers, directors and key employees of the Company, as a group:

Holder	Number of Shares Under Option	Date of Grant	Expiry Date	Exercise
Grant Walsh	700,000	December 20, 2015	December 20, 2020	$0.06
Joseph S. C. Chan	400,000	December 20, 2015	December 20, 2020	$0.06
Dr. Augustine P.Y. Chow	400,000	December 20, 2015	December 20, 2020	$0.06
Raymond Tong	400,000	December 20, 2015	December 20, 2020	$0.06
William Jow, MD	1,000,000	December 20, 2015	December 20, 2020	$0.06
William Jow, MD	4,200,000	October 1, 2017	October 1, 2022	$0.04
John Mon	1,750,000	December 20, 2015	December 20, 2020	$0.06
Mirsad Jakubovic	850,000	December 20, 2015	December 20, 2020	$0.06
Douglas Liu	1,000,000	December 20, 2015	December 20, 2020	$0.06
	10,700,000

Options Granted during Fiscal Year Ended March 31, 2018

During the year ended March 31, 2018, the Company granted stock options to its Chief Executive Officer to purchase 4,200,000 shares of the Company’s Common Stock at $0.04/share. The options were vested immediately and have a five-year term.

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

As of March 31, 2018, a total of 1,755,095 Shares have been issued to the following persons and in the following amounts.

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

Stock Option Plan

Our shareholders approved the Option Plan on November 28, 2012.  The number of Shares reserved for issuance under the Option Plan may not exceed 10% of the total number of Shares issued and outstanding from time to time.  At March 31, 2018, the Company had 184,984,215 shares outstanding.  An aggregate of 10,700,000 options granted by the Company under the Option Plan remain outstanding to date and none of these options have been exercised.  Accordingly, 7,798,422 options currently remain available for future grant under the Option Plan (based upon 10% of the aggregate number of issued and outstanding Shares at March 31, 2018).

The purpose of the Option Plan is to attract, retain and motivate persons as key service providers to the Company and to advance the interests of the Company by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth.  The options are non-assignable and may be granted for a term not exceeding five years.

Options may be granted under the Option Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Shares may be listed or may trade from time to time.  The number of Shares reserved for issue to any one person pursuant to the Option Plan within any one-year period may not exceed 5% of the issued and outstanding Shares.  The maximum number of Shares which may be reserved for issuance to insiders under the Option Plan, any other employee stock option plans or options for services is 10% of the aggregate number of issued and outstanding Shares at the date of grant (on a non-diluted basis).  The maximum number of Shares which may be issued to insiders under the Option Plan, together with any previously established or proposed share compensation arrangements, within any one-year period, is 10% of the aggregate number of issued and outstanding Shares.  The maximum number of Shares which may be issued to any insider and his or her associates under the Option Plan, together with any previously established or proposed share compensation arrangements, within any one-year period, is 5% of the aggregate number of issued and outstanding Shares at the date of grant (on a non-diluted basis).  The maximum number of Shares which may be granted to any consultant under the Option Plan, any other employee stock option plans or options for services, within any one-year period, is 2% of the aggregate number of issued and outstanding Shares at the date of grant (on a non-diluted basis).  The maximum number of Shares which may be granted to any “investor relations person” under the Option Plan, any other employee stock option plans or options for services, within any one-year period, is 2% of the aggregate number of issued and outstanding Shares at the date of grant (on a non-diluted basis).

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

Warrants

At March 31, 2018, we had no warrants outstanding.

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

D.

Employees.

At March 31, 2018, we had seven full-time employees, two part-time employees and five consultants. Of our full-time employees, three are Prolieve® mobile service technicians, the rest are corporate management, engineering, and support staff.

None of our current employees are members of a labor union and, consequently, there is no relationship between our management and any labor union.

E.

Share ownership.

The following table sets forth the shareholdings of the Company’s directors and senior management at March 31, 2018.

NAME	SHARES OWNED	SHARE CONVERTIBLE FROM OPTIONS OR WARRANTS VESTED OR VESTING WITHIN 60 DAYS	BENEFICIAL OWNERSHIP	PERCENTAGE OF OUTSTANDING SHARES*

William Jow, MD	2,568,182	5,200,000	7,768,182	4.20%
John Mon	1,141,667	1,750,000	2,891,667	1.56%
Mirsad Jakubovic	2,223,758	850,000	3,073,758	1.66%
Douglas Liu	250,000	1,000,000	1,250,000	0.67%
Joseph S. C. Chan	1,068,182	400,000	1,468,182	0.79%
Dr. Augustine P.Y. Chow	850,000	400,000	1,250,000	0.67%
Grant B. Walsh	1,268,182	700,000	1,968,182	1.06%
Raymond C. Tong	90,909	400,000	490,909	0.26%
Officers & Directors, as a group	9,460,800	10,700,000	20,160,880	10.90%

*

At March 31, 2018, the Company had 184,984,215 Shares outstanding.

Item 7.  Major Shareholders and Related Party Transactions.

A.

Major shareholders.

At July 27, 2018, we had 184,984,215 Shares outstanding. To the knowledge of our directors and senior officers, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Shares carrying more than 5% of our outstanding Shares:

Name	No. of Shares	Percentage	Natural Persons
Integrated Asset Management (ASIA) Limit	90,327,011(1)	36.14%	Tak Cheung Yam
Gwynneth Gold Limited	43,596,863(2)	20.50%	Vincent Cheung

Notes:

(1).

Includes 64,940,269 Shares that could be issued to Integrated Asset Management (ASIA) Limit if it accepts the lowered conversion price offered by the Company. As of March 31, 2018, the Company owed Integrated Asset Management (ASIA) Limit $1,850,000 in notes and $747,611 unpaid interest.

(2).

Includes 27,731,250 Shares that could be issued to Gwynneth Gold Limited if it accepts the lowered conversion price offered by the Company. As of March 31, 2018, the Company owed Gwynneth Gold Limited $790,000 in notes and $319,250 unpaid interest. The individuals listed in this column represent the natural persons who have or share the power to direct the voting or disposition of the securities listed, or to receive the economic benefit of ownership of such securities.

At July 27, 2018, we had 48 U.S. shareholders of record, holding 34,796,420 Shares, which represented approximately 18.81% of our outstanding Shares.  At such date, there were no arrangements, the operation of which could result in a change of control.  All shareholders have the same voting rights with respect to the Shares.

B.

Related party transactions.

The Company has entered into several transactions with a director and an officer.  Descriptions of the related party transactions are as follows:

•

The Company made direct revenue sales to Dr. William Jow, the Company’s CEO effective October 1, 2016, in the amount of approximately $18,000, $36,000 and $11,000 during the years ended March 31, 2018, 2017 and 2016, respectively.  There was a trade receivable balance of approximately $0 and $0 as of March 31, 2018 and 2017, respectively, related to these transactions.  As of March 31, 2018, and 2017, respectively, the Company has an outstanding liability to Dr. William Jow in the amount of $14,500 and $17,000 for compensation and expense reimbursements. See also Note 6 for stock options issued to the CEO during the year ending March 31, 2018.

•

The Company made a direct sale to Medifocus Asia, Ltd., in the amount of approximately $0, $232,000 and $6,000 during the years ended March 31, 2018, 2017 and 2016, respectively.  There was a trade receivable balance of approximately $0 and $196,000 as of March 31, 2018 and 2017, respectively. Mr. Augustine Chow and Mr. Raymond Tong, both directors of Medifocus, Inc, are also directors of Medifocus Asia, Ltd.  Additionally, Mr. Augustine Chow and Mr. Raymond Tong have significant investments in Medifocus Asia, Ltd.

?

The Company settled a $50,000 convertible debt and $16,304 in related accrued interest charges due to Douglas Liu, Vice President of Finance, for 1,657,595 shares issuable.

?

Augustine Chow, a director of Medifocus, is also a director of Gwyneth Gold Limited which has a substantial investment in the Company. Additionally, Gwyneth Gold Limited is the holder of a $790,000 convertible note with the company and is owed $319,250 in accrued interest as of March 31, 2018.

•

The Company has accrued compensation expenses owed to the CFO and the board of directors as of March 31, 2018, 2017 and 2016 as follows:  The amounts are unsecured, due on demand and bear no interest.

  CFO

Directors

2018

$107,000

$406,000

2017

$87,000

$326,000

2016

$53,000

$261,000

In February 2015, Mr. Tak Cheung Yam, a former director of the Company, through Integrated Assets Management (Asia) Ltd, purchased 9,090,909 Shares in a private offering.  Mr. Yam paid $0.044 per Share, for an aggregate purchase price of $400,000.  Further, Mr. Yam, through Integrated Assets Management (Asia) Ltd, currently owns 25,386,742 Shares, or 13.72% of the Company's outstanding common stock.  Mr. Yam, through Integrated Assets Management (Asia) Ltd, owns a convertible note that can be converted into 64,940.269 Shares if he accepts the lowered conversion price offered by the Company. If Mr. Yam chooses to convert the notes to Shares, he will effectively control 36.14% of our outstanding shares. As of March 31, 2018, the notes are past due.

C.

Interests of experts and counsel

We are filing this Form as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 8.  Financial Information.

A.

Consolidated statements and other financial information.

See “Item 17.  Financial Statements.”

Litigation

In June 2018, W.L. Pate, JR and Charles C. Shelton filed a law suit in the District Court of Harris County, Texas to seek monitory relief of over $200,000 but not more than $1,000,000 from Medifocus Inc. for a transaction that did not materialize. Although the Company does not believe the suit has any merits and has not accrued for any amount in its financial statements as of March 31, 2018, any judgement unfavorable to the Company can potentially cause significant financial hardship and other damages to the Company.

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

The annual high and low market prices in Canadian dollars for the common shares of the Company for the five most recent fiscal years as traded on the TSXV were as follows:

Fiscal Year Ended March 31,	Low (Cdn$)	High (Cdn$)
2018	0.021	0.057
2017	0.02	0.04
2016	0.04	0.16
2015	0.04	0.22
2014	0.12	0.25

The quarterly high and low market prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent fiscal years as traded on the TSXV were as follows:

Quarter Ended	Low (Cdn$)	High (Cdn$)
March 31, 2018	0.02	0.07
December 31, 2017	0.02	0.05
September 30, 2017	0.03	0.04
June 30, 2017	0.03	0.04
March 31, 2017	0.02	0.04
December 31, 2016	0.02	0.03
September 30, 2016	0.02	0.04
June 30, 2016	0.04	0.05

The monthly high and low market prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSXV were as follows:

Month	Low (Cdn$)	High (Cdn$)
June 2018	0.03	0.04
May 2018	0.03	0.04
April 2018	0.03	0.04
March 2018	0.02	0.05
February 2018	0.02	0.02
January 2018	0.02	0.03

The closing price of our Shares on the TSXV on March 29, 2018 was $0.04 Canadian dollars.

The OTCQX (and OTCQB)

The annual high and low market prices in U.S. dollars for the common shares of the Company for the five most recent fiscal years as traded on the OTCQX (or OTCQB) were as follows:

Fiscal Year Ended March 31,	Low ($)	High ($)
2018	0.02	0.05
2017	0.01	0.04
2016	0.02	0.12
2015	0.03	0.19
2014	0.11	0.25

The quarterly high and low market prices in U.S. dollars for the common shares of the Company for each quarterly period within the two most recent fiscal years as traded on the OTCQB were as follows:

Quarter Ended	Low ($)	High ($)
March 31, 2018	0.03	0.05
December 31, 2017	0.02	0.04
September 30, 2017	0.02	0.03
June 30, 2017	0.02	0.03
March 31, 2017	0.01	0.04
December 31, 2016	0.01	0.02
September 30, 2016	0.02	0.03
June 30, 2016	0.02	0.04

The monthly high and low market prices in U.S. dollars for the common shares of the Company for the most recent six months as traded on the OTCQB were as follows:

Month	Low ($)	High ($)
June 2018	0.02	0.03
May 2018	0.02	0.03
April 2018	0.02	0.03
March 2018	0.03	0.04
February 2018	0.03	0.04
January 2018	0.03	0.05

The closing price of our Shares on the OTCQB on March 29, 2018 was $0.03.

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

C.

Material contracts.

The following is a summary of the material contracts of the Company.  The descriptions of the agreements below are qualified, in their entirety, by the agreements, themselves, as set forth in “Item 18.  Exhibits.”

Agreements in Connection with Medifocus Holding Joint Ventures

On November 8, 2013, we entered into an agreement with Ideal Concept Group Limited to develop our Prolieve® business and products based upon APA technology in a geographic area referred to as Asia Pacific.  Medifocus Holding, our joint venture with Ideal Concept Group Limited, was formed as a result of this agreement.  Reference is made to “Item 4. Information on the Company” for a description of the terms of this agreement.

License and Distribution Agreement between Medifocus Inc. and Medifocus Holding Limited (BVI).   Reference is made to “Item 4. Information on the Company” for a description of the terms of this agreement.

License Agreements in Connection with Duke University

On October 6, 2015, the Company entered into an exclusive patent license agreement with Duke University for the development of heat-activated and tumor-targeted immunotherapy and gene therapy for the treatment of cancers and other diseases. The technology, described in the agreement as a “method for selective expression of therapeutic genes in cancer cells by hyperthermia,” provides the design basis for an adenoviral gene delivery construct that releases IL-12 upon activation by the temperature rise caused by focused thermotherapy. Temperature activation of pre-engineered adenovirus carrying the therapeutic genes injected intratumorally allows maximal release of the IL-12 therapeutics. Such spatial and temporal control of gene expression leads to enhanced efficacy and reduced treatment induced toxicity. The patent also provides for the possibility of adding other Cytokines and/or Biological Modifiers in combination with IL-12 within the construct to further enhance efficacy. In August 2017, Medifocus and ThermoGene Corporation entered into a Purchase Agreement to transfer, assign and convey to ThermoGene Corporation all the rights and obligations pursuant to the Duke Licensing Agreement.

The above descriptions of our agreements are summaries only.  The full agreements are set forth at “Item 18.  Exhibits.”

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

Consequences of Possible CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our outstanding Shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of all classes of our outstanding Shares entitled to vote or the total value of all of our outstanding Shares, we generally would be treated as a controlled foreign corporation, or a CFC.  Certain disclosure requirements apply to CFC Shareholders, whether or not we are a CFC.  Investors are urged to consult with their own tax advisors regarding the possible application of these disclosure requirements to their investment in our Shares.

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

As noted below, the Company is not in compliance with the provisions of outstanding debt agreements, and it has not remitted quarterly royalty payments to Boston Scientific Corporation pursuant to the terms of its purchase agreement for Prolieve®. The Company has not paid interest owing to certain holders of the convertible debentures and is in a technical default of the terms of the debentures. Management is continuing its efforts to obtain additional funds through equity financing and through the negotiation of debt agreements to ensure that the Company can meet its obligations and sustain operations.

Convertible Notes

In fiscal year ended March 31, 2014, the Company issued 554 Units of 8% Redeemable Promissory Convertible Notes (the “Notes”) together with Series C Stock Purchase Warrants (the “Warrants”) to various accredited investors in an offering exempt from registration in the U.S pursuant to regulations D and S under the U.S. Federal Securities rules and regulations, receiving gross proceeds of $5,540,000. The Company has accrued interest of $1,828,970 owing to holders of the convertible debentures as of March 31, 2018, all of which is past due. As of March 31, 2018, all the $5,410,000 of Notes were due but unpaid.  The Company is in a technical default of the terms of the debentures. As of the date of this filing, no holders of the Notes have taken legal action against the Company. The Company has offered the holders of the Notes to settle the Notes and accrued interest at CAD $0.05 ($0.04) per share. As of March 31, 2018, holders of $130,000 of the Notes have agreed to convert their notes into shares of Common Stock at the reduced conversion price.

Note Payable

In fiscal 2013, the Company raised bridge financing of approximately $435,000. The bridge financing lender received a promissory note, with interest is payable at 2% per month after October 23, 2012. The original maturity date of the promissory notes was October 23, 2013 and was subsequently extended until June 30, 2014. The company made principle payments of approximately $178,000 during the year ended March 31, 2015. As at March 31, 2018, the note remains matured and the Company will attempt to discuss with the lender on the converting the note into Common Stock.

Boston Scientific Corporation

On July 24, 2012 the Company purchased from Boston Scientific Corporation ("BSC"), in a taxable transaction, all of the assets, relating to the Prolieve® Thermodilatation™ System (“Prolieve®”), an FDA approved device for the treatment of Benign Prostatic Hyperplasia (“BPH”). The maximum amount of $2,500,000 is payable as contingent consideration pursuant to the terms of the agreement. The contingent consideration is payable quarterly at a rate of 10% of sales of Prolieve® products. As of March 31, 2018, $1,902,387 of royalties is due to Boston Scientific Corporation, of which $1,835,301 is past due.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.  Controls and Procedures.

A.

Disclosure Controls and Procedures.

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended March 31, 2018. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of March 31, 2018 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of March 31, 2018 and no material weaknesses were discovered.

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

D.

Changes in Internal Control Over Financial Reporting.

There were no changes in the Company’s internal control over financial reporting during the year ended March 31, 2018, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C.  Principal Accountant Fees and Services.

The following summarizes the total fees billed by our external auditors for each of the years ended March 31, 2018 and March 31, 2017.  All dollar amounts are exclusive of applicable taxes.

	2018	2017
Audit Fees	$ 48,000	$ 48,000
Audit-Related Fees	N/A	N/A
Tax Fees	N/A	$ 1,200
All Other Fees	N/A	N/A

Audit Fees

This category includes the aggregate fees billed by our independent auditor for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under "Audit Fees," and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations.

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

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

We do not currently have a pre-approval policy regarding the services performed by our independent auditors.  Rather, our shareholders appoint our independent auditors at our Annual Meeting of Shareholders and authorize our directors to fix the auditor’s remuneration.  At our Annual Meeting of Shareholders held in October 2017, our shareholders appointed UHY McGovern Hurley LLP (“UHY”) as our independent auditor and authorized our directors to fix UHY’s remuneration.

We intend on developing and implementing a pre-approval policy with respect to the services performed by independent auditors in the near future.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The Company did not purchase any of its common shares during the financial year ended March 31, 2018.

Item 16F.  Change in Registrant’s Certifying Accountant.

There has been a change in the Registrant’s Certifying Accountant. The Company’s last independent auditors, Stegman & Co merged into Dixon Hughes Goodman LLP, which is not a registered member of the Canadian Public Accountability Board. As a result, at our Annual Meeting of Shareholders held in August 2016, our shareholders appointed UHY McGovern Hurley LLP (“UHY”) as our new independent auditor. At our Annual Meeting of Shareholders held in October 2017, our shareholders also appointed UHY McGovern Hurley LLP (“UHY”) as our independent auditor.

Item 16G.  Corporate Governance.

Not applicable.

Item 16H.  Mine Safety Disclosure.

Not applicable.

PART III

Item 17.  Financial Statements.

The following financial statements have been filed as part of this annual report.

•

Report of Independent Registered Public Accounting Firm

•

Consolidated Balance Sheets of the Company for the years ended March 31, 2018 and 2017

•

Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2018, 2017 and 2016

•

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the years ended March 31, 2018, 2017 and 2016

•

Consolidated Statements of Cash Flows for the years ended March 31, 2018, 2017, and 2016

•

Notes to the Consolidated Financial Statements

Item 18.  Exhibits.

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

4.8*	Trademark Assignment dated July 24, 2012 between Boston Scientific Scimed, Inc. (“Assignor”) and Medifocus Inc. (“Assignee”)
4.9*	Assumption Agreement dated July 24, 2012 between Boston Scientific Corporation and Medifocus Inc.
4.10*	Patent License Agreement dated October 24, 1997 between Massachusetts Institute of Technology and Cheung Laboratories, Inc.
4.11*	First Amendment to Patent License Agreement, effective May 23, 2002, between Massachusetts Institute of Technology and Celsion Corporation
4.12*	Second Amendment to Patent License Agreement, effective March 7, 2005, between Massachusetts Institute of Technology and Celsion Corporation
4.13*	Third Amendment to Patent License Agreement, effective June 16, 2007, between Massachusetts Institute of Technology and Celsion (Canada) Limited

4.14*	Fourth Amendment to Patent License Agreement, effective June 1, 2009, between Massachusetts Institute of Technology and Medifocus Inc.
4.15*	Fifth Amendment to Patent License Agreement, effective March 29, 2013, between Massachusetts Institute of Technology and Medifocus Inc.
4.16*	Sixth Amendment to Patent License Agreement, effective July 15, 2013, between Massachusetts Institute of Technology and Medifocus Inc.
4.17*	Agreement dated January 16, 2006 between Celsion USA, Celsion Canada, and Dr. Augustine Cheung
4.18*	Agreement dated November 8, 2013 between Medifocus Inc. and Ideal Concept Group Limited
4.19*	License and Distribution Agreement dated as of November 8, 2013, between Medifocus Inc. and Medifocus Holding Limited (BVI)
4.20*	Letter Agreement dated June 27, 2013 between Medifocus Inc. and Maxim Group LLC
4.21*	Engagement Letter dated June 27, 2013 between Medifocus Inc. and Maxim Group LLC
4.22*	Advisory Services Agreement, dated September 19, 2013, between Healthios Capital Markets LLC and Medifocus Inc.
4.23*	Letter Agreement dated January 5, 2014 between Medifocus Inc. and Ernie Eves (regarding Mr. Eves’ resignation from the Medifocus Inc. Board of Directors)
4.24*	Letter Agreement dated February 25, 2014, between Medifocus, Inc. and Maxim Group LLC
4.25*	Stock Option Plan (Approved by the Company’s shareholders on January 16, 2014)
4.26**	Medical Product Manufacturing Services Agreement, dated March 11, 2004, between Celsion Corporation and VENUSA Corporation, as subsequently assigned by Celsion Corporation to the Company.
4.27**	Option Agreement, effective May 1, 2015, between Medifocus Inc. and Duke University
4.28***	License Agreement, effective October 6, 2015, between Medifocus Inc. and Duke University
4.29***	Code of Business Conduct and Ethics adopted by the Board of Directors on December 16, 2015
5.0****	Seventh Amendment to Patent License Agreement, effective August 1, 2016, between Massachusetts Institute of Technology and Medifocus Inc.
5.01#	Purchase Agreement between Medifocus Inc. and ThermoGene Corporation
8.1*	List of wholly-owned subsidiaries

12.1#	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1#	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1#	Consent of Stegman & Company, Certified Public Accountants

*

Previously filed with the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on September 17, 2014

**

Previously filed with the Company’s Registration Statement on Form 20-F/A, filed with the Securities and Exchange Commission on July 16, 2015.

***

Previously filed with the Company’s Annual Report on Form 20-F/A, filed with the Securities and Exchange Commission on June 10, 2016.

****

Previously filed with the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on July 31, 2017.

#

Filed herewith

 (b)  Financial Statement Schedules

None.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEDIFOCUS INC.

/s/William Jow, MD
William Jow, MD
President and Chief Executive Officer

Date:  July 31, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit
5.01#	Purchase Agreement between Medifocus Inc. and ThermoGene Corporation
12.1#	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1#	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1#	Consent of Stegman & Company, Certified Public Accountants

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MEDIFOCUS, INC.

Consolidated Financial Statements as of March 31, 2018 and 2017 and for each of the years in the three-year period then ended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Medifocus, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial positions of Medifocus, Inc. (the Company) as of March 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, and the consolidated statements of changes in stockholders’ deficit for the year ended March 31, 2018 and 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended March 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The consolidated financial statements as at March 31, 2016 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 27, 2016.

The accompanying consolidated financial statements have been prepared assuming that Medifocus, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, Medifocus, Inc.’s operating loss for the year ended March 31, 2018, negative working capital and accumulated deficit as at March 31, 2018 raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have served as the Company’s auditor since 2017.

UHY McGovern Hurley, LLP

/s/ UHY McGovern Hurley, LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

July 30, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Medifocus, Inc.

Columbia, Maryland

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows of Medifocus, Inc. and Subsidiary (the “Company”) for the year ended March 31, 2016. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor was engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Medifocus, Inc. for the year ended March 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 1, since its inception, the Company has incurred recurring operating losses and will require additional financing to successfully develop its products. Additionally, the Company is not in compliance with the provisions of an outstanding debt agreement and certain convertible notes payable. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects or recoverability and classification of assets and liabilities that may result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ Stegman & Company

Baltimore, Maryland

May 27, 2016

MEDIFOCUS, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in U.S. dollars)

	March 31, 2018	March 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$ 115,502	$ 70,294
Accounts receivable, net (Note 1)	544,859	1,020,091
Inventory, net (Note 1)	204,073	101,181
Other assets	59,390	66,689
Total Current Assets	923,824	1,258,255
Property and equipment, net (Note 3)	213,521	321,818
Deposits	247,355	271,330
Intangible assets, net (Note 4)	1,047,339	1,293,551
Total Assets	$ 2,432,039	$ 3,144,954
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$ 304,419	$ 342,326
Accrued expenses	870,892	997,741
Accrued interest payable	2,639,088	1,788,188
Promissory notes payable (Note 5)	776,873	767,978
Payable to Boston Scientific Corporation	1,902,387	1,636,365
Contingent consideration, current portion (Note 2)	251,935	339,080
Convertible notes payable (net of discount), current portion	5,410,000	5,540,000
Total Current Liabilities	12,155,594	11,411,678
Contingent consideration (Note 2)	—	124,692
Total liabilities	12,155,594	11,536,370
Commitments and contingencies (Note 5 and Note 8)
Stockholders’ deficit:
Common stock (no par value, unlimited shares authorized, 184,984,215 and
184,984,215 shares issued and outstanding as of March 31, 2018 and
March 31, 2017, respectively. (Note 6)	14,295,388	14,295,388
Common stock issuable (Note 5 and Note 6)	123,809	—
Additional paid-in capital	10,830,075	10,744,777
Accumulated deficit	(34,972,827)	(33,431,581)
Total Stockholders’ Deficit	(9,723,555)	(8,391,416)
Total Liabilities and Stockholders’ Deficit	$ 2,432,039	$ 3,144,954
Going Concern (Note 1)
See accompanying notes to consolidated financial statements.

MEDIFOCUS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in U.S. dollars)

	Year ended March 31,
	2018	2017	2016
Sales
Products	$ 1,218,385	$ 1,788,235	$ 1,431,621
Services	1,448,415	1,995,465	3,103,319
Total Sales	2,666,800	3,783,700	4,534,940
Costs of Sales
Products	708,975	908,602	710,620
Services	1,085,187	1,390,303	2,546,258
Total Costs of Sales	1,794,162	2,298,905	3,256,878
Gross Profit	872,638	1,484,795	1,278,062

Operating Expenses
Research and development	181,397	320,386	626,285
Sales and marketing	27,806	108,127	1,140,029
General and administrative	1,384,586	1,567,675	2,728,553
Total Operating Expenses	1,593,789	1,996,188	4,494,867
Loss from Operations – before other (expense) income	(721,151)	(511,393)	(3,216,805)
Other (Expense) Income
Net gain from equity method investment	—	—	100,000
Other income and (expenses)	10,598	(29,413)	10,216
(Loss) from change in fair value of contingent consideration (Note 2)	(54,185)	(83,189)	(154,137)
Gain from sale of consoles (Note 3)	—	175,491	—
(Loss) from impairment of long-lived assets	—	—	(99,020)
Gain (loss) from recovery (write off) of harmonized sales tax receivable	31,891	202,107	(208,138)
Gain on debt settlement	22,900	—	—
Gain from conversion of debt	30,705	—	—
Interest and discount accretion (Note 5)	(862,004)	(1,323,320)	(1,393,665)
Total Other (Expense) Income	(820,095)	(1,058,324)	(1,744,744)
Net Loss	(1,541,246)	(1,569,717)	(4,961,549)
Other Comprehensive Income	—	—	—
Net Comprehensive Loss	$ (1,541,246)	$ (1,569,717)	$ (4,961,549)
Net Loss per share basic and diluted	$ (0.01)	$ (0.01)	$ (0.03)
Weighted average common shares outstanding—basic and diluted	184,984,215	184,984,215	164,701,958

See accompanying notes to consolidated financial statements.

MEDIFOCUS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in U.S. dollars)
	Year ended March 31,
	2018	2017	2016
Net Loss	$ (1,541,246)	$ (1,569,717)	$ (4,961,549)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion of deferred financing costs and debt discount (Note 5)	-	600,862	795,080
Depreciation and amortization	372,885	362,716	360,355
Gain on sale of consoles (Note 3)	-	(175,491)	-
Stock-based compensation (Note 6)	85,298	-	183,410
Loss on change in fair value of contingent consideration (Note 2)	54,185	83,189	154,137
Gain from equity method investment	-	-	(100,000)
(Gain) loss from (recovery) write-off of harmonized sales tax
receivable	(31,891)	(202,107)	208,138
Loss on impairment of long-lived assets	-	-	99,020
Provision (recovery) for bad debts and warranties	4,549	(53,006)	17,678
Gain on settlement of debt	(22,900)	-	-
Gain on conversion of debt (Note 6)	(30,705)	-	-
Gain on sale of Geno-Therapy	(50,000)	-	-
Loss on equipment disposal	-	22,264	-
Changes in operating assets and liabilities
Decrease (increase) in accounts receivable	489,317	(126,466)	165,655
(Increase) decrease in inventory	(102,892)	(45,199)	17,050
Decrease (increase) in other current assets	43,382	(52,475)	24,586
(Increase) in deposits	(26,025)	-	(50,000)
(Decrease) increase in accounts payable	(37,907)	(521,696)	257,495
(Decrease) increase in accrued expenses	(46,463)	239,323	373,035
Increase in accrued interest	861,957	715,369	518,584
Net cash provided by (used in) operating activities	21,544	(722,434)	(1,937,326)

INVESTING ACTIVITIES:
Sale of consoles	-	209,000	-
Purchase of equipment	(18,376)	(3,597)	(63,993)
Sale of equity method investments	-	-	100,000
Net cash (used in) provided by investing activities	(18,376)	205,403	36,007

FINANCING ACTIVITIES:
Proceeds from the issuance of common shares, net of issuance costs	-	-	713,000
Proceeds from notes payable	-	500,000	-
Net cash provided by financing activities	-	500,000	713,000
Effect of exchange rate changes on cash and cash equivalents	42,040	(26,621)	(10,214)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	45,208	(43,652)	(1,198,533)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	70,294	113,946	1,312,479
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 115,502	$ 70,294	$ 113,946

Cash paid for interest	$ -	$ 7,092	$ 120,000

NON CASH FINANCING AND INVESTING ACTIVITIES
Issuance of common shares issuable	$ -	$ -	$ 1,561,000
Warrant modification	$ -	$ -	$ 725,458
Accrued expense settled with common shares	$ -	$ -	$ 140,452
Reclassification of assets	$ -	$ 38,524	$ 91,256
Common shares issuable on settlement of debt	$ 123,809	$ -	$ -
Thermogene consideration for sale offset by payables	$ 63,917	$ -	$ -

See accompanying notes to consolidated financial statements.

MEDIFOCUS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
(in U.S. dollars)
						Total
	Common Stock	Common Stock	Common Stock	Additional	Accumulated	Stockholders’
	Shares	Amount	Issuable	Paid-in Capital	Deficit	Deficit

Balance at April 1, 2015	127,542,120	$ 12,782,563	$ 1,561,000	$ 9,659,740	$ (26,900,315)	$ (2,897,012)
Issuance of common shares issuable	38,750,000	1,561,000	(1,561,000)	—	—	—
Issuance of common shares in private placement	15,500,000	536,831	—	176,169	—	713,000
Common shares issued for debt	3,192,095	140,452	—	—	—	140,452
Extension for warrants	—	(725,458)	—	725,458	—	—
Stock-based compensation	—	—	—	183,410	—	183,410
Net loss	—	—	—	—	(4,961,549)	(4,961,549)
Balance at March 31, 2016	184,984,215	14,295,388	—	10,744,777	(31,861,864)	(6,821,699)
Net loss	—	—	—	—	(1,569,717)	(1,569,717)
Balance at March 31, 2017	184,984,215	14,295,388	—	10,744,777	(33,431,581)	(8,391,416)
Conversion of debt	—	—	123,809	—	—	123,809
Stock-based compensation	—	—	—	85,298	—	85,298
Net loss	—	—	—	—	(1,541,246)	(1,541,246)
Balance at March 31, 2018	184,984,215	$ 14,295,388	$ 123,809	$ 10,830,075	$ (34,972,827)	$ (9,723,555)

See accompanying notes to consolidated financial statements.

MEDIFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

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

The Company owns two focused heat technology platforms with comprehensive US and international patent protection:

•

The Endo-thermotherapy Platform-from which Prolieve Thermodilatation System (“Prolieve”)  was developed, can potentially be used to treat cancers in prostate, rectal, cervical and esophageal, and

•

The Adaptive Phased Array (“APA”) Microwave Focusing Platform-invented by MIT, licensed to Medifocus, directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue.  The Company’s APA 1000 Breast Cancer Treatment System, developed from the APA technology platform is currently in pivotal Phase-III clinical trials.

Going Concern Consideration

Effective April 1, 2016, the Company adopted ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40), which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.  Management’s evaluations are based on relevant conditions and events that are known and reasonably to be knowable as of July 28, 2018.  Based on the following, management believes that it is probable that management will be unable to meet its obligations as they come due within one year that the financial statements are issued.

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

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of Medifocus, Inc. have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiary Celsion (Canada) Inc. All intercompany transactions have been eliminated. There were no transactions for Celsion (Canada) Inc. for the years ended March 31, 2018, 2017 and 2016.

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

Currency Risk

The Company held its cash balances within banks in Canada in Canadian dollars and with banks in United States in United States dollars. The Company’s operations are mainly conducted in United States of America however the Company has transactions in Canada which are affected by the fluctuation of the currency rates. The value of the United States dollar against the Canadian dollar may fluctuate with the changes in economic conditions.

During the year ended March 31, 2018, in comparison to the prior year, the Canadian dollar stengthened in relation to the US dollar and upon the translation of the Company’s debt and accrued expenses held in Canadian dollars, the Company recorded a currency loss of $42,040 (2017- Gain of $26,621 and 2016- Gain of $15,436), in other income (expense) on the Consolidated Statements of Operations and Comprehensive Loss.

Credit risk and economic dependence

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The financial instruments that potentially subject the Company to credit risk consist of cash and accounts receivable. The Company maintains cash with high credit quality financial institutions located in the United States and Canada.

The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers. The Company’s operations rely significantly on one supplier and Company can not easily source alternative suppliers

Credit Concentration

One customer represented a concentration of approximately 15% of total trade receivables for the year ended March 31, 2018.   No individual customer represented more than 10% of total trade receivables for the year ended March 31, 2017.  No individual customer represented more than 10% of revenues for the years ended March 31, 2018, 2017 and 2016. The Company’s sales are primarily in the United States.

Vendor Concentration and Vendor Deposits

The Company currently purchases 100% of its Prolieve catheter inventory from one supplier. Alternative suppliers and alternative catheters are not currently available.  The Company maintains a deposit of $221,330 with its vendor.

Fair Value Measurements

The Company’s consolidated statements of financial position include various financial instruments (primarily cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, payable to Boston Scientific Corporation, accrued interest payable, and notes payable) recorded at cost, which approximates their fair value. Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

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

In connection with the acquisition of Prolieve, the Company owes additional purchase consideration of up to $2.5 million (contingent consideration) based on the sales of Prolieve products after their acquisition. The contingent consideration is measured at fair value on a recurring basis using level 3 inputs, and the fair value is determined using unobservable inputs such as the discount rate. The change in the fair value of the contingent consideration of $54,185 and $83,189 and $154,137 for the years ended March 31, 2018, 2017 and 2016, respectively, is reflected as “loss from change in fair value of contingent consideration” in the accompanying consolidated statements of operations. See note 2.

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

Other Comprehensive  (Loss) Income and Accumulated Other Comprehensive (Loss) Income

Other comprehensive (loss) income includes the total of the Company’s net loss and all other changes in equity other than transactions with owners, including changes in equity for cumulative translation adjustments resulting from the consolidation of foreign subsidiary as the financial statements of the subsidiary was previously accounted for using the local currency as the functional currency.  The Company did not recognize any foreign currency translation losses during the years ended March 31, 2018, 2017 and 2016.

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

The Company maintained an allowance for doubtful accounts of $46,363 and $47,035 as of March 31, 2018 and 2017, respectively.

Harmonized Sales Tax

During the year ended March 31, 2016 the Company had a receivable from a Canadian tax agency for a harmonized sales tax, however, management was uncertain as to the collectability of the asset.  During the year ended March 31, 2016 the Company decided to write-off the entire balance until the receivable is collected.  During the year ended March 31, 2017 the collectability was ensured and the Company recovered a significant portion of the receivable. As the recovery (write-off) is considered by the Company as an infrequent occurrence and it is not part of the trade receivable balance, the transaction is included as a gain (loss) in other income (expense) in the statements of operations and comprehensive loss for the years ended March 31, 2018, 2017 and 2016.

Accounts Receivable consisted of the following as of March 31, 2018 and 2017.

	March 31, 2018	March 31, 2017
Accounts receivable trade	$ 585,835	$ 865,018
Accounts receivable - Harmonized sales tax	5,387	202,107
Allowance for doubtful accounts	(46,363)	(47,035)
	$ 544,859	$ 1,020,091

Inventory

Inventory is valued at the lower of cost or market and consists primarily of console units and single-use treatment catheters.  Current inventory of catheters and consoles consist of the direct costs of acquiring the inventory from vendors. Certain non-current inventory of console units, which were originally held for sale, were classified as property and equipment during the year ended March 31, 2016 as the Company began using the console units in operations.  The carrying amount was adjusted prior to the transfer of the assets for any depreciation expense that would have been recognized since acquisition had the asset been classified as held for sale.  The Company recognized a loss on impairment of long-lived assets in other income (expense) of the statement of operations and comprehensive loss in the amount of $99,020, during the year ended March 31, 2016, related to this transaction.

Inventory is relieved using the first-in, first-out method and consists of the following at March 31, 2018 and March 31, 2017.

	March 31, 2018	March 31, 2017

Finished Goods - Catheters	$ 199,361	$ 101,181
Finished Goods - Consoles	4,712	-

Total Inventory	$ 204,073	$ 101,181

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

During the year ended March 31, 2018, the Company entered into a sale agreement of their rights to the Gene Therapy platform along with a $50,000 deposit for consideration of $100,000 to ThermeGene Corporation which was offset by approximately $64,000 in payables leaving a remaining receivable balance of approximately $36,000.  The Company recorded a $50,000 gain in connection with the sale of the platform.  The Company will received 10% of the purchaser’s shares, ThermeGene, which are valued at $0, which will remain anti-dilutive until ThermeGene Corporation raises $2,000,000.

Contingent Consideration

In accordance with ASC 805, upon the purchase of Prolieve, the Company recognized a contingent consideration obligation as part of the consideration transferred in exchange for the acquired business. The initial measurement of the contingent consideration obligation was based on its estimated fair value. The contingent consideration obligation has been re-measured to fair value at each reporting date and will continue to be re-measured until the contingency is resolved, which is estimated to be during the year ended March 31, 2019.  The contingent consideration is $251,935 and $463,772 as of March 31, 2018 and March 31, 2017, respectively.

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

Product Warranty Liabilities

Prolieve products are covered by warranties against defects in material and workmanship for periods of up to 12 months. We record a liability for warranty claims at the time of sale based on the trend in the historical ratio of product failure rates, material usage and service delivery costs to sales, the historical length of time between the sale and resulting warranty claim and other factors. The accrued liability for warranty provisions was approximately $6,300 and $9,200 as of March 31, 2018 and March 31, 2017, respectively.

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

Profit Sharing Plan

The Company sponsors a defined contribution retirement plan through a Section 401(k) profit sharing plan. Employees may contribute up to 15% of their pre-tax compensation. Participants are eligible for matching Company contributions up to 3% of eligible compensation dependent on the level of voluntary contributions. Company matching contributions totaled approximately $15,000, $25,000 and $55,000 for the years ended March 31, 2018, 2017 and 2016, respectively.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of shares of common shares outstanding during the period.

For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common shares is anti-dilutive due to the net losses. Outstanding stock options of 10,700,000, 6,500,000 and 10,100,000 and outstanding stock purchase warrants of 0, 18,013,250 and 71,579,313 to purchase commons shares for the years ended March 31, 2018, 2017 and 2016, respectively, were considered anti-dilutive and therefore were not included in the calculation of diluted shares.  Additionally, for the years ended March 31, 2018, 2017 and 2016, convertible promissory notes convertible into 21,640,000, 22,160,000 and 22,160,000, respectively, shares of common stock were also considered anti-dilutive and therefore were not included in the calculation of diluted shares.

Newly Adopted Accounting Pronouncements

ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.  The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments.  The areas of simplification in the update involve several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows, however, some of the areas for simplification apply only to nonpublic entities.   This guidance did not have a material impact on the Company’s consolidated financial statements.

ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, changes the measurement principle for certain inventory methods from the lower of cost or market to the lower of cost and net realizable value.  Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.  This ASU does not apply to inventory that is measured using Last-in First-out ("LIFO") or the retail inventory method. The provisions of ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years.  This guidance did not have a material impact on the Company’s consolidated financial statements.

ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, was issued to simplify the classification of deferred taxes on the balance sheet. The new guidance would require that deferred taxes be classified as non-current assets and liabilities based on the tax paying jurisdiction. Application of the standard, which can be applied prospectively or retrospectively, is required for fiscal years beginning on or after December 15, 2016 and for interim periods within that year. The adoption of the amended guidance is not expected to have a material impact on the Company’s Consolidated Financial Statements.  This guidance did not have a material impact on the Company’s consolidated financial statements.

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

Emerging Growth Company Status

We are an “emerging growth company” as defined in section 3(a) of the Exchange Act, as amended by the United States Jumpstart Our Business Startups Act, enacted on April 5, 2012 (the “JOBS Act”), and will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of the Company’s fiscal year following the fifth anniversary of the date of the first sale of the Company’s common equity securities  pursuant to an effective registration statement under the Securities Act; (c) the date on which the Company has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a ‘large accelerated filer’, as defined in Exchange Act Rule 12b–2.

Generally, a company that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal controls over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal controls over financial reporting. However, for so long as the Company will continue to qualify as an emerging growth company, the Company will be exempt from the requirement to include an auditor attestation report in the Company’s annual reports filed under the Exchange Act, even if the Company does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the Company.

Any U.S. domestic issuer that is an emerging growth company is able to avail itself to the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and the Company’s financial performance. As a foreign private issuer, the Company is not subject to such requirements, and will not become subject to such requirements even if the Company was to cease to be an emerging growth company.

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, and Alberta, the Company is required to comply with all new or revised accounting standards that apply to Canadian public companies.  Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies.  The Company elected to utilize this extended transition period.  However, while the Company elected to utilize this extended transition period, our consolidated financial statements as of March 31, 2018 reflect the adoption of all required accounting standards for public companies.

3.

BUSINESS ACQUISITION AND CONTINGENT CONSIDERATION

On July 24, 2012 the Company purchased from Boston Scientific Corporation ("BSC"), in a taxable transaction, all of the assets, relating to the Prolieve, an FDA approved device for the treatment of BPH. The total purchase consideration consisted of the following:

Cash

$ 2,535,610

Fair value of contingent consideration

   1,126,505

Total consideration

$ 3,662,115

The maximum amount of $2,500,000 is payable as contingent consideration pursuant to the terms of the agreement. The fair value of the contingent consideration was determined by calculating its present value based on its payment terms using an interest rate of 24% (our estimated unsecured borrowing rate). The contingent consideration is payable quarterly at a rate of 10% of sales of Prolieve products. As of March 31, 2018, $1,902,387 of royalties are due to BSC of which $1,835,301 is past due.

F-15

The activity of the non contingent and contingent consideration obligation for the years ending March 31, 2018, 2017 and 2016 and the allocation is as follows:

Activity is as follows:	Non Contingent	Contingent	Total
Balance at April 1, 2015	$ 831,632	$ 1,031,179	$ 1,862,811
Less: payments	-	-	-
Change in non-contingent/contingent	426,363	(272,226)	154,137
Balance at March 31, 2016	1,257,995	758,953	2,016,948
Less: payments	-	-	-
Change in non-contingent/contingent	378,370	(295,181)	83,189
Balance at March 31, 2017	1,636,365	463,772	2,100,137
Less: payments	-	-	-
Change in non-contingent/contingent	266,022	(211,837)	54,185
Balance at March 31, 2018	$ 1,902,387	$ 251,935	$ 2,154,322

Allocated as follows as of March 31, 2018:
Payable to Boston Scientific Corp.	$ 1,902,387	$ -	$ 1,902,387
Contingent consideration – current	$ -	$ 251,935	$ 251,935
Contingent consideration – non current	$ -	$ -	$ -

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of March 31, 2018 and 2017:

	March 31, 2018	March 31, 2017
Machinery and equipment (5-7 year life)	$ 38,971	$ 38,971
Mobile consoles (7 year life)	798,667	798,667
Automobiles (3 year life)	18,376	-
Furniture and fixtures (3-5 year life)	20,000	20,000
	876,014	857,638
Accumulated depreciation	(662,493)	(535,820)
Total	$ 213,521	$ 321,818

Depreciation expense was approximately $127,000, $117,000 and $114,000 for the years ended March 31, 2018, 2017 and 2016, respectively.  During the year ended March 31, 2017, the Company sold 10 consoles for gross proceeds of $209,000 and recorded a gain on sale of consoles in the amount of $175,491.

4. INTANGIBLE ASSETS

Intangible assets include intellectual properties and customer relationships relating to the Prolieve technology, acquired at a cost of $2.5 million. The intellectual properties expire over several years commencing September 2021 and continuing until February 2029.  These assets are being amortized on a straight-line basis over ten years; amortization expense was $246,212 for each of the years ended March 31, 2018, 2017 and 2016, respectively.

Future amortization expense related to the net carrying amount of intangible assets is estimated to be as follows:

2019	$ 246,212
2020	246,212
2021	246,212
2022	246,212
2023	62,491
Total	$ 1,047,339

5. PROMISSORY NOTES PAYABLE, CONVERTIBLE NOTES PAYABLE AND ACCURED INTEREST PAYABLE

In fiscal year 2013, the Company raised bridge financing of approximately $435,000. The bridge financing lender received a promissory note, with interest payable at 2% per month after October 23, 2012. The original maturity date of the promissory note was October 23, 2013 and was subsequently extended until June 30, 2014 at which time the Company began paying additional interest of 2% per month on accrued interest with an additional interest charge of .09% per month on current interest expense.  As of March 31, 2018, the note remains in default and is due in full.  The Company is currently in discussions with the lender on a further extension of the maturity date. The Company has a total principal and accrued interest balance of approximately $907,000 and $703,000 as of March 31, 2018 and 2017, respectively.  Interest expense of approximately $182,000, $143,000 and $116,000 was recognized on the promissory note and accrued interest for the years ended March 31, 2018, 2017 and 2016, respectively.

In fiscal year 2014, the Company issued, in two separate tranches, 554 units of 8% redeemable promissory convertible notes (the “Notes”) together with Series C stock purchase warrants (the “Warrants”) to various accredited investors in an offering exempt from registration in the U.S pursuant to regulations D and S under the U.S. Federal Securities rules and regulations, receiving gross proceeds of $5,540,000.  The notes are convertible into 22,160,000 shares of common stock.  Each warrant entitled the holder to acquire 20,000 common shares (for a total of 11,080,000 common shares) at an exercise price of $0.30 per share and expired on December 18, 2016 and March 7, 2017.  The warrants were classified as equity, were recorded as additional paid in capital at their estimated fair value of $1,532,877, and were considered a non-cash financing activity. The Company recognized a beneficial conversion feature of $195,938 and deferred financing fees (consisting of both cash payments and the fair value of stock purchase warrants classified as equity) of $558,552 which were fully amortized using the effective interest method through the fiscal year ended March 31, 2017. The Company has accrued interest of $1,828,970 owing to holders of the convertible debentures as of March 31, 2018, of which $1,687,030 is past due.

During the year ending March 31, 2018, the company settled $130,000 of the convertible notes and $24,514 of accrued interest at a settlement price of CAD $0.05 ($0.04) per share.  The fair value of the stock price was $0.032 per share on the date of the settlement; therefore, per the guidance ASC 470-60, “Trouble Debt Restructuring by Debtors”, the Company recognized a gain of $30,705 for the year ending March 31, 2018.  Additionally, the Company recorded a common stock issuable in the amount of $123,809 for 3,862,850 shares.  The remaining shareholders have not settled their debt as of March 31, 2018.

In connection with the convertible notes, the Company recognized interest expense of $560,926, $518,644 and 482,759 for the years ended March 31, 2018, 2017 and 2016, respectively.  The Company recognized accretion expense of $0, $91,698 and $795,081 for the years ended March 31, 2018, 2017 and 2016, respectively.

On May 13, 2016, the Company entered into a loan agreement in the amount of $200,000.  The financing lender will receive interest payable of 1.25% per month.  The maturity date for the outstanding amount was November 30, 2016 and default interest of 2% per month began accruing effective that date as the loan is in default.   The Company recognized $48,000, $31,442 and $0 in interest expense for the years ended March 31, 2018, 2017 and 2016, respectively.  Accrued interest related to the loan balance is $79,442 and $31,442 as of March 31, 2018 and 2017, respectively. The loan is secured by the Company’s assets.

On August 1, 2016, the Company entered into a loan agreement in the amount of $200,000.  The financing lender will receive interest payable of 1.25% per month.  The maturity date for the outstanding amount was January 31, 2017 and default interest of 2% per month began accruing effective of that date as the loan is in default.  The Company recognized $48,000, $22,678 and $0 in interest expense for the years ended March 31, 2018, 2017 and 2016, respectively.  Accrued interest related to the loan balance is $70,678 and $22,678 as of March 31, 2018 and 2017, respectively. The loan is secured by the Company’s assets.

On October 30, 2016, the Company entered into a loan agreement in the amount of $100,000.  The financing lender will receive interest payable of 1.25% per month.  The maturity date for the outstanding amount is April 30, 2017 and default interest of 2% per month began accruing effective of that date as the loan is in default.   The Company recognized $23,258, $6,440 and $0 in interest expense for the years ended March 31, 2018, 2017 and 2016, respectively.  Accrued interest related to the loan balance is $29,698 and $6,440 as of March 31, 2018 and 2017, respectively.  The loan is secured by the Company’s assets.

6. EQUITY AND STOCK-BASED COMPENSATION

Common Stock

Authorized share capital consists of unlimited common shares with no par value.

On December 14, 2015, the Company completed a private placement of 15,500,000 units at a price of $0.05 per unit raising gross proceeds of $775,000 (net proceeds of $713,000). Each unit consisted of one common share and 0.5 common share purchase warrant. Each whole warrant entitled the holder to acquire one common share at an exercise price of $0.10 until December 14, 2017.  As of March 31, 2018 these warrants are expired.

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

                                     Risk free interest rate

0.58% to 0.97%

                                     Expected life in years

     2 - 3 years

                                     Expected volatility

98.96 to 146.6%

The Company uses the contract life as its expected life.  Volatility is calculated based on actual weekly trading history of the Company’s common stock. The risk-free rate is based on the daily yield curve of U.S. treasury bills.

Common stock issuable

Prior to March 31, 2015, the Company received funds for common shares in the amount of $1,561,000 (net of fees) as part of a future private placement occurring on May 12, 2015.  All shares were issued during the year ended March 31, 2016.  During the year ended March 31, 2016 the Company resolved to pay accrued expenses with common stock in the amount of $140,452.

As of March 31, 2018, the Company has a total of shares issuable of 3,862,850 in the amount of $123,809 at a settlement price of CAD $0.05 ($0.04), as a result of an agreement to settle convertible debt of $130,000 plus accrued interest.

Stock Purchase Warrants

The Company had stock purchase warrants outstanding as of March 31, 2018 and 2017 as follows:

			March 31, 2018	March 31, 2017
Year of issue	Exercise Price	Expiration	Underlying Shares	Underlying Shares
2015	$ 0.25	9/15/2017	-	10,281,250
2016	$ 0.10	12/14/2017	-	7,750,000
			-	18,031,250

Stock Purchase Warrant Modifications

During the year ended March 31, 2016, the Company extended the expiration date of certain outstanding stock warrants, originally issued in 2013 as part of a private placement offering.  Given the Company’s no par value, such modifications require an allocation between common stock and additional paid in capital for the change in the relative fair value of the original warrant.  There were no stock purchase warrant modifications during the years ended March 31, 2018 and 2017.  The relative fair value of the modified warrants were estimated using a Black-Scholes pricing model with the following assumptions:

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

Stock Options and Stock Option Plan

The purpose of the stock option plan (“the Plan”) is to attract, retain and motivate persons as key service providers to the Company and to advance the interests of the Company by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth.  The options are non-assignable and may be granted for a term not exceeding five years.

The Company may grant stock options to directors, senior officers and service providers by resolution of the Board of Directors. The exercise price will reflect the market price of the Company’s stock on the date of the grant. The maximum number of stock options outstanding under the Plan is limited 10% of issued shares.

During the year ending March 31, 2016, the Company issued 10,100,000 options to directors and officers of the Company which vested immediately upon issuance.  The Company recorded $183,410 in stock compensation expense related to these options.

No stock-based compensation cost was recorded for the year ending March 31, 2017.

During the year ended March 31, 2018, the Company issued 4,200,000 shares of stock options to the Company’s CEO with an exercise price of CAD$0.05 ($0.04) per share.  The options vest immediately and have an expected life of 5 years.  The Company recorded $85,294 in stock compensation expense related to these options.

The Company measures the cost of stock option awards based on the grant-date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period. The Company recognizes stock-based compensation expense over the vesting periods of the awards, adjusted for estimated forfeitures.  A summary of the stock option activity for the years ended March 31, 2018, 2017 and 2016 is presented below:

The weighted average fair value of the option grants issued in fiscal year 2016 was $0.018 per share.  The option grants were estimated on the date of the grant using the Black-Scholes option pricing model and using the following assumptions:

Expected option life (years)

2.5 years

Risk free interest rate

             1.12%

Expected volatility

              106%

The weighted average fair value of the option grants issued in fiscal year 2018 was $0.020 per share.  The option grants were estimated on the date of the grant using the Black-Scholes option pricing model and using the following assumptions:

Expected option life (years)

5 years

Risk free interest rate

             1.56%

Expected volatility

              122%

7. INCOME TAXES

The Company is domiciled in Canada and files Canadian federal and certain provincial tax returns. The Company had no provision (benefit) for income taxes for the years ending March 31, 2018, 2017 and 2016 as a result of its net losses and full valuation allowance against its deferred assets.

The following is the statutory rates which apply to the Company

	For the years ending March 31,
	2018	2017	2016
Income Tax Statutory income Tax Rates
United States	21.00%	35.00%	35.00%
Canada	26.50%	26.50%	26.50%

The reconciliation of income taxes at statutory income tax rates (Canada - 26.5%) to the income tax expense is as follows:

	For the years ending March 31,
	2018	2017	2016

Loss before income taxes	($1,541,000)	($1,570,000)	($4,962,000)
Expected income recovery based on statutory rate	(408,000)	(416,000)	(1,315,000)
Adjustment to expected income tax benefit
Stock based compensation	23,000	-	-
Permanent differences	2,000	3,000	11,000
Change in benefit of tax assets not recognized	383,000	413,000	1,304,000
Deferred income tax provision (recovery)	-	-	-

Deferred Income Tax

Deferred tax asset components as of March 31, 2018 and 2017 is as follows:

	As of March 31,
	2018	2017

Non-capital loss carry-forwards	$ 22,586,000	$ 20,854,000
Equipment	1,769,000	1,642,000
Net deferred tax asset	$ 24,355,000	$ 22,496,000

As the Company has recognized substantial cumulative losses from operations and has not earned significant revenues, it has provided a 100% valuation allowance on the net deferred tax asset as of March 31, 2018 and 2017.

The Company has non-capital losses which may, under certain circumstances, be applied against future taxable income and which expire as follows:

2026	$ 114,000
2027	12,000
2028	34,000
2029	5,000
2030	1,252,000
2031	1,591,000
2032	1,111,000
2033	3,156,000
2034	3,935,000
2035	4,718,000
2036	4,111,000
2037	1,459,000
2038	1,088,000
$ 22,586,000

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. The Company establishes liabilities for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These liabilities are established when the Company believes that certain positions might be challenged despite its belief that its tax return positions are fully supportable. The Company adjusts these liabilities in light of changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of changes to the liability that is considered appropriate. The Company has identified no material uncertain tax positions as of March 31, 2018 and 2017.

The Company is subject to income tax audits in all jurisdictions for which it is required to file tax returns. Tax audits by their nature are often complex and can require several years to complete. Neither the Company nor any of its subsidiaries is currently under audit in any jurisdiction. All of the Company’s income tax returns remain subject to examination by tax authorities.

During the year ended March 31, 2017, the Company recorded $20,000 in tax penalties to the IRS for failure to timely file income tax returns for the prior years and is included in other income (expense) on the consolidated statements of operations and comprehensive loss.  No penalties were recorded for either fiscal 2018 or 2016.

8. COMMITMENTS AND CONTINGENCIES

On January 16, 2006, the Company's wholly owned subsidiary, Celsion (Canada) Inc. purchased from Celsion Corporation (USA) ["Celsion"] all of the assets relating to breast cancer Microfocus APA 1000 System (“System”), consisting of the microwave machine technology, the APA technology licensed from MIT, and all related intellectual and regulatory property (collectively, the “Business”). The Company has a commitment to pay a 5% royalty to Celsion on the net sales of products sold by and patent royalties received by the Company and its successors and assignees. Total royalties paid are not to exceed $18,500,000. Royalties will not be payable until the System can be placed in the market following successful completion of the pivotal clinical trial and receipt of approval to market the System in the US and Canada from the FDA and Health Canada. The Company has an additional commitment to pay a 5% royalty to MIT on the net sales of products, upon commercialization.  If the Company does not apply for or does not receive FDA approval to enter at least one phase III clinical trials of a licensed product prior to the earlier of the termination of the agreement or June 25, 2018, the Company shall pay $10,000 to MIT.  If the Company receives approval for sale of at least one licensed product or discovery product then the Company shall pay MIT $100,000.  As of March 31, 2018, this requirement has not been met and no payment is due.

On October 1, 2017, the Company entered into an amended 5 year operating lease agreement.  All vehicle leases expired during year ending March 31, 2018.  Future minimum payments under the operating lease for office space as of March 31, 2018 are as follows:

2019	$ 83,614
2020	$ 86,152
2021	$ 88,752
2022	$ 91,414
2023	$ 86,080

The Company recognized total rent expense of $154,704, $244,598 and $223,254 for the years ended March 31, 2018, 2017 and 2016, respectively.

The Company has a purchase commitment with its primary vendor in which to purchase 2,880 Prolieve Kits at $286.53 for a total amount of $823,478 through January 31, 2019.

During the year ended March 31, 2018, the Company entered into a research and development project agreement with Urobois Limited.  The Company paid $2,500 at the signing of the agreement and will make milestone payments to Urobois Limited in the amount of $20,000 through the completion of the agreement.  As of March 31, 2018, the requirements under each milestone payment have not been met and no payment is due.

In June 2018, W.L. Pate, JR and Charles C. Shelton filed a lawsuit in the District Court of Harris County, Texas to seek monetary relief of over $200,000 but not more than $1,000,000 from Medifocus Inc. for a transaction that did not materialize. Although the Company does not believe the suit has any merits and has not accrued for any amount in its financial statements as of March 31, 2018, any judgement unfavorable to the Company can potentially cause significant financial hardship and other damages to the Company.

9. RELATED PARTY TRANSACTIONS

The Company has entered into several transactions with a director and an officer.  Descriptions of the related party transactions are as follows:

•

The Company made direct revenue sales to Dr. William Jow, the Company’s CEO effective October 1, 2016, in the amount of approximately $18,000, $36,000 and $11,000 during the years ended March 31, 2018, 2017 and 2016, respectively.   There was a trade receivable balance of approximately $0 and $0 as of March 31, 2018 and 2017, respectively, related to these transactions.  As of March 31, 2018 and 2017, respectively, the Company has an outstanding liability to Dr. William Jow in the amount of $14,500 and $17,000 for compensation and expense reimbursements. See also Note 6 for stock options issued to the CEO during the year ending March 31, 2018.

•

The Company made a direct sale to Medifocus Asia, Ltd., in the amount of approximately $0, $232,000 and $6,000 during the years ended March 31, 2018, 2017 and 2016, respectively.  There was a trade receivable balance of approximately $0 and $196,000 as of March 31, 2018 and 2017, respectively. Mr. Augustine Chow and Mr. Raymond Tong, both directors of Medifocus, Inc, are also directors of Medifocus Asia, Ltd.  Additionally, Mr. Augustine Chow and Mr. Raymond Tong have significant investments in Medifocus Asia, Ltd.

•

The Company has accrued compensation expenses owed to the CFO and the board of directors as of March 31, 2018, 2017 and 2016 as follows:  The amounts are unsecured, due on demand and bear no interest.

  CFO

Directors

2018

$109,000

$415,000

2017

$87,000

$326,000

2016

$53,000

$261,000

•

The Company settled a $50,000 convertible debt and $16,304 in related accrued interest charges due to Douglas Liu, Vice President of Finance, for 1,657,595 shares issuable.

?

Augustine Chow, a director of Medifocus, is also a director of Gwyneth Gold Limited which has a substantial investment in the Company. Additionally, Gwyneth Gold Limited is the holder of a $790,000 convertible note with the company and is owed $319,250 in accrued interest as of March 31, 2018.