Form 20-F
period 2019-03-31
Medifocus Inc.
filed 2019-07-30
CIK 1603961

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

[ ]	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Or

[X]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended March 31, 2019

Or

[ ]	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Or

[ ]	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

184,984,215

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [  ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [  ] Yes [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [  ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [  ] No [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging Growth Company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued	Other [ ]
By the International Accounting Standards Board [ ]

If “Other” has been check in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17          [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [  ] Yes [X] No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [  ] Yes [X] No

PART I

In this Registration Statement on Form 20-F, the “Company,” “we,” “us” and “our” refers to Medifocus Inc. and its subsidiaries.

Unless otherwise indicated, all dollar amounts in this registration statement are expressed in United States dollars.

Unless we indicate otherwise, all information in this Report is stated as of March 31, 2019.

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

Item 3. Key Information.

A. Selected financial data.

The following selected financial and other data summarize our historical financial information. We derived the selected balance sheet information as of March 31, 2019, 2018, 2017, 2016 and 2015, and the selected statement of operations information for the years ended March 31, 2019, 2018, 2017, 2016 and 2015 from our audited financial statements as of those dates, prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The information herein should be read in conjunction with our historical financial statements and the notes thereto included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 18. Financial Statements.”

Statement of Operations Data	2019	2018	2017	2016	2015
Total Sales	$2,766,740	$2,666,800	$3,783,700	$4,534,940	$4,219,459
Loss from operations – before other income (expense)	(522,589)	(721,151)	(511,393)	(3,216,805)	(4,087,985)
Net loss	(1,470,532)	(1,541,246)	(1,569,717)	(4,961,549)	(5,971,470)
Net loss per common share	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.05)
Dividends declared	-	-	-	-	-
Weighted average common shares outstanding - basic and diluted	184,984,215	184,984,215	184,984,215	164,701,958	122,809,928

Balance Sheet Data
Total assets	$1,765,754	$2,432,039	$3,144,954	$3,152,942	$5,418,487
Common stock (no par value)	14,295,388	14,295,388	14,295,388	14,295,388	12,782,563
Total stockholders’ equity (deficit)	(10,872,496)	(9,723,555)	(8,391,416)	$(6,821,699)	$(2,897,012)

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

Since our inception in 2005, our expenses have substantially exceeded our revenues, resulting in continuing losses and an accumulated deficit of $36,443,359 at March 31, 2019. In addition, our net loss for the year ended March 31, 2019 was $1,470,532. Such operating losses are the result of limited revenues from our Prolieve® sales not being sufficient to offset the expenses associated with the Prolieve® operation and other corporate expenses. We may continue to experience operating losses unless and until we generate significant revenue from Prolieve®, as well as the development of other new products and these products have been clinically tested, approved by the FDA or other regulatory authorities, and successfully commercialized.

Litigation.

In June 2018, W.L. Pate, JR and Charles C. Shelton filed a lawsuit in the District Court of Harris County, Texas to seek monetary relief of over $200,000 but not more than $1,000,000 from Medifocus Inc. for a transaction that did not materialize. Although the Company does not believe the suit has any merits and has not accrued for any amount in its financial statements as of March 31, 2019, any judgement unfavorable to the Company can potentially cause significant financial hardship and other damages to the Company. In addition, certain note holders of the Company had threatened to take legal actions against the Company due to the default on the notes. Such legal actions will also cause significant financial hardship and other damages to the Company.

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

We have yet to operate profitably or generate positive cash flows from operations on annual basis, and there is no assurance that we will operate profitably or will generate positive cash flow in the future. As a result, we have very limited funds, and such funds may not be adequate to take advantage of current, planned and unanticipated business opportunities. Even if our funds prove to be sufficient to pursue current, planned and unanticipated business opportunities, we may not have enough capital to fully develop such opportunities. As of March 31, 2019, our total liabilities exceeded our tangible assets by $11,177,420.

We are dependent on the proceeds of future financing in order to grow the Prolieve® business and to develop and commercialize other products. There can be no assurance that we will be able to raise the additional capital resources necessary to permit us to pursue our business plan. Finally, the continued growth of our business may require additional funding from time to time to be used by us for general corporate purposes, such as acquisitions, investments, repayment of debt, capital expenditures, repurchase of capital stock and additional purposes identified by the Company.

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

Mr. Tak Cheung Yam, a former director of the Company, through Integrated Assets Management (Asia) Ltd, currently owns 25,386,742 Shares, or 13.72% of the Company’s outstanding common stock. In addition, Mr. Yam, through Integrated Assets Management (Asia) Ltd, owns convertible notes in the amount of $2,811,737, including accrued and unpaid interest. As a result, Mr. Yam may have considerable influence over our management, our decision-making process, our business strategy and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Mr. Yam’s interests may differ from those of other shareholders of the Company, and, Mr. Yam will have the ability to exercise influence over our business and may take actions that are not in our or our public shareholders’ best interests. Furthermore, this concentration of ownership may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change in control would benefit our other stockholders.

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

As of March 31, 2019, we have stock options that are convertible or exchangeable into 10,700,000 Shares. Additionally, we may sell and issue additional Shares, or other securities that are convertible into Shares, in the future, to raise funds and for other purposes. The Company may continue to discuss with the holders of the 8% Convertible Notes (the “Notes”) on converting the matured Notes at a price that is significantly lower than the original Conversion Price in the Notes. The issuance of additional Shares, whether through the conversion of convertible notes, the exercise of warrants or options, or an issuance of Shares in connection with a financing, will dilute our current shareholders’ ownership in the Company, and will reduce shareholders’ voting power proportionally.

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

Historically, the volume of trades for our Shares has been limited. Moreover, the prices at which our Shares have traded have fluctuated widely on a percentage basis. There can be no assurance as to the prices at which our Shares will trade in the future, although they may continue to fluctuate significantly. Prices for our Shares will be determined in the marketplace and may be influenced by many factors, including, without limitation, the following:

●	the depth and liquidity of the markets for our Shares;
●	investor perception of the Company and the industry in which we participate;
●	general economic and market conditions;
●	statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically, as has occurred in the past;
●	quarterly variations in our results of operations;
●	general market conditions or market conditions specific to technology industries; and
●	domestic and international macroeconomic factors.

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

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies. Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected to utilize this extended transition period. However, while we have elected to utilize this extended transition period, our audited consolidated financial statements as of March 31, 2019 reflect the adoption of all required accounting standards for public companies.

A. History and development of the company.

General

We are in the business of developing and selling medical device systems that deliver precisely focused, microwave-generated heat to diseased tissue, thereby destroying or shrinking it. We have developed two thermotherapy platforms for delivering this heat. The first platform delivers heat via a catheter that is inserted through a body opening directly to the diseased tissue. The catheter is attached to a modular, free-standing unit that generates controls and monitors the heat delivery. We refer to this platform as our “Endo-thermotherapy platform.” Our Prolieve® Thermodilation™ System (“Prolieve®”), utilized for the treatment of BPH, discussed below, uses this method. The Prolieve® system has been commercialized and we are currently generating revenues from Prolieve® operations, however, our operations have not been profitable through March 31, 2019.

Our second thermotherapy platform delivers heat to the diseased tissue via microwave beams delivered from outside of the body. The beams are precisely focused on the diseased tissue by utilizing sophisticated identification and targeting technology which we have licensed from MIT. This technology was originally developed at MIT as part of the United States’ “Star Wars” missile shield defense system, but we have adapted this technology for use in our products. With this method of heat delivery, a fine needle probe is inserted into the targeted tissue using conventional radio frequency positioning technology. This probe acts as a receptor for the microwave generated heat beams that are delivered to the targeted tissue from a module incorporating the MIT technology. We refer to this technology of heat delivery as our Adaptive Phased Array or “APA platform”. Our APA 1000 system for the treatment of breast cancer, discussed below, uses this technology. APA 1000 has not been approved for use by the FDA to treat locally advanced tumors in breast cancer patients. We have completed Phase I and Phase II clinical trials for APA 1000. We have begun conducting pivotal Phase III clinical trial, but the progress of the clinical trials has been slow due to insufficient funding. Subject to the availability of funds, we may resume the pivotal Phase III clinical trial in the future.

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

The Patent License Agreement with MIT was last amended on August 1, 2016. The amended agreement requires us to pay MIT $10,000 if Medifocus does not apply for or does not receive FDA approval to enter at least one phase Ill clinical trials of a Licensed Product or Discovered Product prior to the termination or expiration of the Patent License Agreement, and if Medifocus receives FDA approval for sale of at least one Licensed Product or Discovered Product, then Medifocus shall pay to MIT a one-time sum of $100,000 within 60 days of the first instance of said approval irrespective of whether this The Patent License Agreement has expired or been terminated. As of March 31, 2019, we accrued a liability to MIT in the amount of $10,000 in compliance with the agreement.

On July 24, 2012, we acquired the Prolieve® technology and related assets from Boston Scientific pursuant to an Asset Purchase Agreement dated June 25, 2012, amended on July 24, 2012 (the “Asset Purchase Agreement”). The purchase price was $3,662,115, of which $2,535,610 was paid on the closing of the transaction. Additionally, we entered into a contingent consideration arrangement under which we will pay Boston Scientific up to $2,500,000, to be paid in quarterly installments at a rate of 10% of the sales of Prolieve® products which is estimated to have contingent balance through March 31, 2019. Sales are defined as the gross amount invoiced for sales, distributions, licenses, leases, transfers, and other dispositions. At March 31, 2019, approximately $2,179,061 is due to Boston Scientific under the contingent consideration arrangement, of which $2,117,097 is past due.

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

BPH Symptoms

The symptoms of BPH usually involve problems with emptying the bladder or storing urine in the bladder. However, the severity of the symptoms can vary widely, from mild and barely noticeable to serious and disruptive. Common BPH symptoms include:

●	Pushing or straining to begin urination;
●	A weak urinary stream;
●	Dribbling after urination;
●	A frequent need to urinate, sometimes every 2 hours or less;
●	A recurrent, sudden, or uncontrollable urge to urinate;
●	Feeling the bladder has not completely emptied after urination;
●	Pain during urination; and
●	Waking at night to urinate.

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

BPH Complications

BPH is not a form of prostate cancer and does not lead to prostate cancer. Accordingly, BPH is not life-threatening. However, as many men know, BPH may be lifestyle-threatening and can cause great discomfort, inconvenience, and awkwardness and complications such as:

●	Acute urinary retention, which is a condition that results in a complete inability to urinate. A tube called a catheter may be needed to drain urine from the bladder.
●	Chronic urinary retention, which is a partial blockage of urine flow that causes urine to remain in the bladder. In rare cases, this may lead to kidney damage if it goes undiagnosed for too long.
●	Urinary tract infection, which can cause pain or burning during urination, foul-smelling urine, or fever and chills.
●	Other complications from BPH may include bladder stones or bladder infections.
●	Having BPH does not directly affect one’s sexual function. However, it is common for the symptoms of BPH and sexual dysfunction to occur at the same time.

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

The Prolieve® system is comprised of two components. The first component is a freestanding module that contains a microwave generator and computerized controls that regulates and monitors the delivery of heat to the enlarged prostate tissue. The second component is our proprietary disposable catheter that is attached to the module. This component contains an internal balloon that is inflated after it is inserted through the urethra to the point of constriction. Upon inflation of the balloon, the tissue is heated by microwaves delivered via the catheter, resulting in dilation of the urethra. Our computer system in the module monitors and regulates the heat being applied to ensure maximum safety and efficiency. The Prolieve® system is covered by approximately 40 core patents in a number of countries, which were acquired as part of the acquisition of the Prolieve® assets from Boston Scientific Corporation in 2012.

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

We currently have approximately 165 systems that were acquired as part of the Prolieve® asset purchase from Boston Scientific Corporation. We do not currently have an agreement with a manufacturer to produce additional Prolieve® systems, although we believe that there are several qualified medical device contract manufacturers, including Sanmina, that are capable of manufacturing the system if our current inventory is depleted. For the year ended March 31, 2019, 100% of our revenues came from the sales of our disposable catheters used in each treatment or the provision of mobile services that provide therapy using our disposable catheters. The disposable catheters are manufactured in Mexico by Lake Region Medical Center, formerly known as Accelent Corporation. We currently have an agreement with Lake Region Medical Center to supply these catheters, pursuant to which we order the number of catheters we estimate we will need for a 12-month period. We have no other source of catheters at the present time. Due to the complicated nature of these kits, as well as FDA manufacturing standards imposed on suppliers, the Company does not believe that an alternate supplier of catheters is readily available.

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

Our mobile Prolieve® systems are deployed by our scheduler upon the request of physicians. Our scheduler then coordinates the timing of the requested appointment with one of our medical technicians. On the day of the appointment, our medical technician arrives at the physician’s office and the Prolieve® module is brought into the physician’s office. Under the physician’s supervision, a catheter is inserted into the urethra to the point of constriction, and the Prolieve® treatment is administered by our medical technician under the physician’s supervision.

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

APA 1000 Breast Cancer Treatment Illustration

●	An RF needle probe inserted at tumor center provides feedback signal to focus microwave energy at tumor center to induce shrinkage without harming surrounding tissue.
●	Focused microwave energy (43-44°C) combined with chemotherapy achieves an average of 88% tumor size reduction in Phase II clinical trials.

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

As stated earlier, we are progressing at a very slow pace through Phase III clinical trials due to lack of funding, and are currently focusing our corporate activities and resources on expanding our Prolieve® operations. We estimate that the cost of completing Phase III clinical trials will be approximately $7,500,000. Subject to funding availability, we may resume of the pivotal Phase III trial in the future. We previously negotiated arrangements with physicians and medical centers in the United States and Canada to conduct this trial. Because the pace of the trial has been slow, we have closed the clinical site in Canada. There can be no assurance that the remaining site in the U.S. will be interested in continuing the study trials. If it is not, we would then need to make alternative arrangements, of which there can be no assurance.

Our Intellectual Property

We have approximately 40 core patents in a number of countries that cover our Prolieve® system. These patents expire over several years, commencing in September 2021 and continuing until February 2029. We have approximately 35 core patents that cover our APA 1000 system. We have also licensed 15 patents from MIT covering our APA 1000 system. Of the 15 patents licensed from MIT, five patents in foreign countries expired in November 2014. Our MIT and APA 1000 patents expire over a multi-year period until January 2023. In total, we have approximately 75 patents and patents pending in the United States and in foreign jurisdictions.

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

D. Property, plant and equipment.

Our main offices are located at 10240 Old Columbia Road, Suite G, Columbia, Maryland, 21040. We lease these premises, which comprise of 6,178 square feet of office and storage space. Our current annual rental is approximately $86,152 per year, which increases incrementally each year of the lease to approximately $93,906  in the final year of the lease. The lease expires on February 28, 2023.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

The following discussions should be read in conjunction with our consolidated financial statements and related notes thereto included in this Annual Report on Form 20-F. The following discussion contains “forward-looking statements” made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act and the Private Securities Litigation Reform Act of 1995. These statements are based on our beliefs and expectations about future outcomes and are subject to risks and uncertainties that could cause actual results to differ materially from anticipated results. Forward-looking statements are typically identified using terms such as “may,” “will,” “should,” “potential,” “predicts,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or the negative of such terms and variations of these words and similar expressions. These statements are not guarantee of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

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

On July 24, 2012, the Company acquired the Prolieve® Thermodilatation™ System technology (“Prolieve®”) and related business assets from Boston Scientific Corporation (“BSC”) through an asset purchase agreement. Prolieve® is a U.S. FDA approved device for the treatment of enlarged prostate, medically known as Benign Prostatic Hyperplasia (“BPH”). The total purchase price for the transaction was approximately $3.7 million of which $2.5 million was paid on the closing of the transaction. The balance consists of up to $2.5 million in contingent consideration that will be paid in quarterly installments at a rate of 10% of Medifocus’ Prolieve® sales.

Financial Condition

Our future capital requirements will depend upon numerous unpredictable factors, including, without limitation,

●	the revenue generated by Prolieve®,
●	the cost, timing and outcomes of clinical studies and regulatory reviews of our products,
●	our efforts to implement new collaborations, licenses and strategic transactions, and
●	our ability to manage general and administrative expenses, capital expenditures and other uses of cash.

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

During the fiscal year ended March 31, 2014, the Company raised gross proceeds of $5.6 million from the sale of convertible redeemable promissory notes and warrants (the “Units”). Each Unit consists of (i) a $10,000 face value convertible redeemable promissory note, bearing 8% annual interest and due in three years (“Note”), which is convertible into shares of common stock beginning six months after the Closing Date of the offering at a conversion price of $0.25 per share, and (ii) three-year warrants to purchase 20,000 shares of common stock at a price of $0.30 per Share. The net proceeds from the offering was to be used for Prolieve® operations and for general corporate purposes, including research and development activities, capital expenditures, repayment of debt and working capital. All the Notes have matured. The Company has not paid off the Notes. As of March 31, 2019, the accrued and unpaid interest on the Notes was approximately $2,425,694.

Our $0.43 million promissory note made to a lender in July 2012 and the accrued but unpaid interest thereon, was originally due October 23, 2013. The lender previously extended the due date of this promissory note to June 30, 2014. The Company has not paid off this promissory note. As of March 31, 2019, the Company owed approximately $1,091,980 for the note and accrued and unpaid interest.

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

Our cash and cash equivalents of approximately $183,104 on hand at March 31, 2019 are not sufficient to fund operations through our fiscal year ending March 31, 2020. We will need to depend on the cash collection from accounts receivable and/or raise additional capital in the near future to fund our future operations beyond our fiscal year ending March 31, 2020, and we anticipate that such financing transactions will likely be dilutive to our current shareholders. As of March 31, 2019, our liabilities exceeded our tangible assets by $11,673,623. If we are not able to raise additional capital, we will need to take measures to further reduce our operating costs, including curtailing our research and development efforts and reducing the budget we plan spend to grow our Prolieve® business. As such, we would not be able to achieve the growth of the Prolieve® business, complete the development, testing and commercialization of our product candidates.

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

Currency Risk

The Company held its cash balances within banks in Canada in Canadian dollars and with banks in United States in United States dollars. The Company’s operations are conducted in USA, however the Company has transactions in Canada which are affected by the fluctuation of the currency rates. The value of the United States dollar against the Canadian dollar may fluctuate with the changes in economic conditions.

During the year ended March 31, 2019, in comparison to the prior year, the Canadian dollar strengthened in relation to the US dollar and upon the translation of the Company’s debt and accrued expenses held in Canadian dollars, the Company recorded a currency gain of $50,404 (2018- Loss of $42,040 and 2017- Gain of $26,621), in other income (expense) on the Consolidated Statements of Operations and Comprehensive Loss.

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

Credit Concentration

One customer represented a concentration of approximately 15% of total trade receivables for the both years ended March 31, 2019 and March 31, 2018. No individual customer represented more than 10% of revenues for the years ended March 31, 2019, 2018 and 2017. The Company’s sales are primarily in the United States.

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

The Company does not have a return policy that allows customers to return product; however, the Company has allowed returns on a limited customer by customer basis. The Company’s estimate for returns is based upon its historical experience with actual returns. While such experience has allowed for reasonable estimation in the past, history may not always be an accurate indicator of future returns. The Company continually monitors its estimates for returns and makes adjustments when it believes that actual product returns may differ from the established accruals. We record a provision for estimated returns in the same period as the related revenue is recorded. The provision for estimated sales returns is based on historical sales returns, analysis of credit memo data and specific customer-based circumstances.

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

Contingent Consideration

In accordance with ASC 805, upon the purchase of Prolieve®, the Company recognized a contingent consideration obligation as part of the consideration transferred in exchange for the acquired business. The initial measurement of the contingent consideration obligation was based on its estimated fair value. The contingent consideration obligation has been remeasured to fair value at each reporting date and will continue to be remeasured until the contingency is resolved. The changes in fair value are recognized in earnings. The contingent consideration obligation outstanding totaled $11,139 and $251,935 as of March 31, 2019 and 2018, respectively.

Intangible Assets

Intangible assets consist of intellectual property and customer relationships for our Prolieve® business acquired in July 2012. The intellectual properties expire over several years commencing September 2021 and continuing until February 2029.The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in a manner similar to that for property and equipment.

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

A. Operating Results

Comparison of Fiscal Years Ended March 31, 2019 and 2018

The table below summarizes our results of operations for fiscal years ended March 31, 2019 and March 31, 2018. Comparative numbers have been restated to conform to the presentation adopted in the current year.

	Year ended March 31,
	2019	2018
Sales
Products	$1,019,355	$1,218,385
Services	1,747,385	1,448,415
Total Sales	2,766,740	2,666,800

Costs of Sales
Products	652,884	708,975
Services	1,278,237	1,085,187
Total Costs of Sales	1,931,121	1,794,162
Gross Profit	835,619	872,638

Operating Expenses
Research and development	105,469	181,397
Sales and marketing	30,626	27,806
General and administrative	1,222,113	1,384,586
Total Operating Expenses	1,358,208	1,593,789
Loss from Operations – before other income (expense)	(522,589)	(721,151)

Other Income (Expense)
Other income (expense)	51,004	10,598
Loss from change in fair value of contingent consideration	(36,083)	(54,185)
(Loss) from impairment of other assets	(35,083)	-
Gain (loss) from harmonized sales tax receivable	-	31,891
Gain on debt settlement	-	22,900
Gain on settlement of debt for shares issuable	10,145	30,705
Interest	(937,131)	(862,004)
Total Other Income (Expense)	(947,943)	(820,095)
Net Loss	(1,470,532)	(1,541,246)

Sales

The Company’s gross revenue from the sale of its Prolieve® system products and services increased 4% from $2,666,800 in fiscal year ended March 31, 2018 to $2,766,740 in fiscal year ended March 31, 2019. The increase in revenue is due to the increase in mobile service sales. Product sales during the year ending March 31, 2019 and the year ending March 31, 2018 consisted solely of single-use catheters. The Company’s business model has been in transition, therefore, while the Company expects the revenue to increase in the long run as the Company obtains increased market presence, currently we are not able to project the short-term revenue fluctuations.

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

Costs of goods sold as a percentage of product sales was 63% in fiscal year ended March 31, 2019 as compared to 58% in fiscal year ended March 31, 2018. This increase is primarily the result of lower average price and the increase in manufacturing costs. The costs of services as a percentage of services sales was 73 % in fiscal year ended March 31, 2019, a slight decrease from 75% for the fiscal year ended March 31, 2018. As a result of the decrease in the high profit margin product sales, total gross profit decreased, from $872,638 in fiscal year ended March 31, 2018 to $841,289 in fiscal year ended March 31, 2019. If we are able to increase our service sales, margins will improve as the effect of fixed charges have a relative lesser impact on total margin.

Net Loss

Our net loss in fiscal year ended March 31, 2019 was $1,470,532, a decrease of $70,714 or 5%, from our net loss of $1,541,246 in fiscal year ended March 31, 2018. The decrease is primarily the result of the decrease in our operating expenses.

Research and Development Expenses

For the fiscal year ended March 31, 2019, the Company incurred research and development expenses of $105,469, a 42% decrease from the $181,397 for the same period in 2018, primarily due to the decrease in expenses related to the Prolieve® FDA Post Market Study. Research and development expenses in fiscal 2019 primarily consist of costs incurred with respect to the Prolieve® post-marketing study and patents.

Sales and Marketing Expenses

Sales and marketing expenses include the costs of marketing materials, trade shows, travel and other direct marketing expenses for Prolieve®.

Sales and marketing expenses in fiscal year ended March 31, 2019 was $30,626, an increase of 10 % from the $27,806 in the previous year. The increase is primarily the result of the Company’s efforts to increase attendance of trade shows and direct mailing during fiscal year ended March 31, 2019.

General and Administrative Expenses

General and administrative expenses in fiscal year ended March 31, 2019 decreased 12% to $1,222,113, from the previous year’s expenses of $1,384,586, as the Company continues to operate more efficiently. General and administrative expenses in fiscal year ended March 31, 2018 also included $85,298 in stock option expenses. There were not stock option grant expenses during the fiscal year ended March 31, 2019.

Other Income (Expenses)

During the year ended March 31, 2019, other income (expenses) consisted of gain (loss) from the changes in the fair value of contingent consideration, interest and accretion expenses and other income and expenses. Total other income (expense) of ($953,613) in the year ended March 31, 2019 reflects an increase from our total other income (expense) of ($820,095) in the year ended March 31, 2018, primarily as a result of the increases in interest and the loss from impairment of other assets recorded in the year ended March 31, 2019. The Company did not record gains from recovery of harmonized sales tax receivable or gain on debt settlement During the year ended March 31, 2019 as it did in the previous fiscal year.

Comparison of Fiscal Years Ended March 31, 2018 and 2017

The table below summarizes our results of operations for fiscal years ended March 31, 2018 and March 31, 2017. Comparative numbers have been restated to conform to the presentation adopted in the current year.

	Year ended March 31,
	2018	2017
Sales
Products	$1,218,385	$1,788,235
Services	1,448,415	1,995,465
Total Sales	2,666,800	3,783,700

Costs of Sales
Products	708,975	908,602
Services	1,085,187	1,390,303
Total Costs of Sales	1,794,162	2,298,905
Gross Profit	872,638	1,484,795

Operating Expenses
Research and development	181,397	320,386
Sales and marketing	27,806	108,127
General and administrative	1,384,586	1,567,675
Total Operating Expenses	1,593,789	1,996,188
Loss from Operations – before other income (expense)	(721,151)	(511,393)

Other Income (Expense)
Net gain (loss) from equity method investment	-	-
Other income (expense)	10,598	(29,413)
Loss from change in fair value of contingent consideration	(54,185)	(83,189)
Gain from sale of consoles	-	175,491
Gain (loss) from harmonized sales tax receivable	31,891	202,107
Gain on debt settlement	22,900	-
Gain on settlement of debt for shares issuable	30,705	-
Interest	(862,004)	(1,323,320)
Total Other Income (Expense)	(820,095)	(1,058,324)
Net Loss	(1,541,246)	(1,569,717)

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

Costs of goods sold as a percentage of product sales was 58 % in fiscal year ended March 31, 2018 as compared to 51% in fiscal year ended March 31, 2017. This increase is primarily the result of lower average price. The costs of services as a percentage of services sales was 75 % in fiscal year ended March 31, 2018 as compared to 70% in fiscal year ended March 31, 2017. The increase of service cost of goods sold as a percentage of service sales is primarily because the service sales decreased while certain fixed costs related to providing the service, such as depreciation of our mobile consoles and vehicle fleet, payroll and benefit costs did not fluctuate materially. As a result, total gross profit decreased, from $1,484,795 in fiscal year ended March 31, 2017 to $872,638 in fiscal year ended March 31, 2018. If we are able to increase our service sales, margins will improve as the effect of fixed charges have a relative lesser impact on total margin.

Net Loss

Our net loss in fiscal year ended March 31, 2018 was $1,541,246, a decrease of $28,471 or 3%, from our net loss of $1,569,717 in fiscal year ended March 31, 2017. The decrease is primarily the result of the decreases in interest and discount accretion expenses and operating expenses.

Research and Development Expenses

For the fiscal year ended March 31, 2018, the Company incurred research and development expenses of $181,397, a 43 % decrease from the $320,386 for the same period in 2017, primarily due to the suspension of the redesign of Prolieve® consoles and the decrease in expenses related to the Prolieve® FDA Post Market Study. Research and development expenses in fiscal 2018 primarily consist of costs incurred with respect to the Prolieve® post-marketing study and patents.

Sales and Marketing Expenses

Sales and marketing expenses include the costs of marketing materials, trade shows, travel and other direct marketing expenses for Prolieve®.

Sales and marketing expenses in fiscal year ended March 31, 2018 was $27,806, a decrease of 74 % from the $108,127 in the previous year. The decrease is primarily the result of the Company’s efforts to reduce costs, due to the limited cash resources available during the year, by scaling back marketing activities and travel expenses, and eliminating sales positions during fiscal year ended March 31, 2018.

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

Other Income (Expenses)

During the year ended March 31, 2018, other income (expenses) consisted of gain (loss) from the changes in the fair value of contingent consideration, interest and accretion expenses and other income and expenses. Total other income (expense) of ($820,095) in the year ended March 31, 2018 reflects a decrease from our total other income (expense) of ($1,058,324) in the year ended March 31, 2017, primarily as a result of the decreased in interest and operating expenses.

B. Liquidity and Capital Resources

The Company’s primary cash requirements are to fund operations, including research and development programs and collaborations, and to support general and administrative activities. The Company’s future capital requirements will depend on many factors, including, but not limited to:

●	sales of the Company’s Prolieve® products and services;
●	pricing and payment terms with customers;
●	costs of the disposable catheter kits and payment terms with suppliers; and
●	capital expenditures and equipment purchases to support product launches

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

Our $0.43 million promissory note made to a lender in July 2012 (included in our contractual obligations table on page 38) and the accrued but unpaid interest of $CAD 0.2 million as of December 31, 2013, was originally due October 23, 2013. The lender has extended the due date of this promissory note to June 30, 2014. Subsequent to March 31, 2015, we have made no principal and interest payments to the lender. Further, if the lender were to retain counsel or initiate litigation to enforce its rights and interests under the promissory note, the Company would be required to pay all reasonable costs and expenses of the lender.

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

The Company extends credit to customers on an unsecured basis and payment terms are typical 30 days from delivery or service. Management assesses the collectability of its receivables based on a periodic customer-by-customer analysis, considering historical collection experience as well as customer-specific conditions; when a specific customer account is determined to be uncollectible the Company provides an allowance equal to the estimated uncollectible amounts. Receivables are written off when it is determined that amounts are uncollectible. The Company established an allowance for doubtful accounts of approximately $36,523 and $46,363 as of March 31, 2019 and 2018, respectively.

Our cash and cash equivalents of approximately $183,104 on hand at March 31, 2019 are not sufficient to fund operations through our fiscal year ending March 31, 2020. We estimate that the external funding requirement for the next 12 months will be at least $500,000 to maintain and grow the Prolieve® business in the U.S. and the essential corporate activities. The Company is currently in default with certain lenders and creditors, and owed Boston Scientific Corporation $2,179,061 in accrued but unpaid sales royalties. We have suspended the APA 1000’s Phase III clinical trials and the research and development activities in the heat-activated immunotherapy business due to the lack of funding. If we are not able to raise additional capital, we will need to take certain measures to further reduce our operating costs, including reducing our staff, curtailing our research and development efforts and our clinical trials, and reducing the costs we plan to spend to operate our Prolieve® business. As such, we would not be able to achieve the growth of the Prolieve® business, complete the development, testing and commercialization of our product candidates. If adequate funding is not available, the Company will delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. The Management is continuing its efforts to obtain additional funds so that the Company can meet its operating obligations and sustain operations.

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

Net Cash Used In/Provided By Operations

Net cash provided by operating activities was $133,041 for the year ended March 31, 2019, compared to the $21,544 net cash provided by operating activities in the same period in 2018. This positive change is primarily due to the Company’s improvement in cash flows from our accounts receivable collection, along with the decreased cash flows to our operating expenses.

Net cash provided by operating activities was $21,544 for the year ended March 31, 2018, compared to $722,434 used during the same period in 2017. The reduction in the use of cash of approximately $743,978  is primarily due to the Company’s restructuring of Prolieve® operations which reduced the company’s sales and marketing costs, mobile service costs, along with the decreased general and administrative costs, offset by decreases in accounts payable and increases in accounts receivable.

Net Cash Provided by/Used in Investing Activities

During the years ended March 31, 2019, 2018 and 2017 the company purchased property and equipment in the amount of approximately $14,966, $18,376 and $3,597 respectively. No significant expenditures have been made for investing activities.

The company received $209,000 in cash for the sale of consoles in 2017. No cash was received for investing activities for the years ended March 31, 2019 and 2018.

Net Cash Used in/Provided by Financing Activities

The Company raised $500,000 through the sale of notes for the year ended March 31, 2017 but had no financing activities during the year ended March 31, 2018 or the year ended March 31, 2019.

There were no financing activities during the year ended March 31, 2019 and the year ended March 31, 2018.

C. Research, Development, Patents and Licenses, etc.

For the fiscal years ended March 31, 2019, 2018 and 2017, the Company incurred research and development expenses of $105,469, $181,397, and $320,386, respectively. Research and development expenses primarily include the costs of Prolieve® console redesign, post-marketing study related to our Prolieve® product, fees payable to the U.S. Food and Drug Administration (FDA) and patent fees.

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

E. Off-Balance Sheet Arrangements

As of each of March 31, 2019 and 2018, the Company did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Tabular Disclosure of Contractual Obligations

The following are contractual commitments at March 31, 2019:

	Total	Year 1	Year 2	Year 3	Year 4
Office lease obligation	$352,398	$86,152	$88,752	$91,414	$86,080

Long-term and short-term debt obligations (1)	6,177,156	6,177,156
Other contractual obligation	30,000	20,000	10,000
Total	$6,559,554	$6,283,308	$98,752	$91,414	$86,080

(1)	This amount includes the 8% Convertible Notes in the amount of $5,410,000 and promissory notes in the amount of $767,156.

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

William W. Jow, M.D., 61, received his M.D. degree from New York University in 1986. Following his surgical and urological residencies at Mount Sinai Medical Center and University of Buffalo, Dr. Jow received the American Urological Association (AUA) Scholar Award to complete a 2-year Fellowship at Weill Cornell Medical College and Center for Biomedical Research at Rockefeller University in New York. He then served as Assistant Professor at Rutgers Robert Wood Johnson Medical School in New Jersey for 2 years. Dr. Jow has been in private practice for over 20 years, and has ample experience in utilizing various minimally-invasive techniques in treating BPH, prostate cancer and prostatitis. He has been Chairman of Urology at Hackensack Meridian Health - Bayshore Hospital in Holmdel, New Jersey, and served on its Medical Executive Committee since 2012. He has published many medical and scientific papers, served as expert reviewer for urology journals and lectured in topics ranging from oncology to preventive medicine. Dr. Jow received many honors and awards including Phi Beta Kappa, Memorial Sloan-Kettering Cancer Center Tri-Institutional (MSKCC, Cornell & Rockefeller) Research Grant, the prestigious American Society of Andrology Hamilton-Thorne Award for his pioneering research in Gene Expression, AUA Best Research Presentation Award, Compassionate Doctor Award, Patients’ Choice Award and Healthgrades Five-Star Physician Recognition. He has served as consultants to various sales and product development ventures before serving as Scientific & Business Development Consultant and Medical Director of Medifocus Inc. since 2014. Dr. Jow was elected as a Director of the Company on August 30, 2016 and was appointed to the President and Chief Executive Officer of the Company on October 1, 2016.

Mirsad Jakubovic, 55, is a chartered accountant. His experience includes working as the Director of Finance and Administration for Havana House Cigar and Tobacco Merchants Ltd., and as Director of Finance and Administration for Swatch Group Canada Ltd. Mr. Jakubovic received his MBA from the Richard Ivey School of Business and his B.Comm. from the University of Toronto.

John Mon, 67, has over 20 years’ experience in the medical device industry. From the late 1980s through 2008, Mr. Mon held various positions at Celsion, including VP Product Development, VP New Technology, and General Manager. During his 20 years with Celsion, Mr. Mon worked with the FDA to gain approval for IDE/Pre-market Approval/510K submissions. He also worked with surgical and oncology clinicians, electromagnetic (microwave) engineers and patent attorneys to develop various thermotherapy and breast cancer related devices. He has authored and co- authored a number of granted and pending patents in the field of microwave technology. Mr. Mon received his B.S. in Economics from the University of Maryland.

Mr. Douglas Liu, 55, was a financial analyst with HII Enterprises Inc. in New York from 1994 to 1996, performing budget and cash flow preparation and analysis, as well as cross border joint venture investment evaluation. From 1996 to 2005, he was the assistant to the Chief Financial Officer and shareholders administrator at Celsion Corporation, assisting the management in budget and business plan development and analysis, in the structuring, negotiation and completion of multiple rounds of PIPE offerings. He also worked closely with auditors and securities attorneys in the preparation of Celsion Corp’s filings with the U.S. SEC. From 2005 to 2012, he was a private investor in various public and startup companies and occasionally worked as independent consultant in corporate finance matters. Mr. Liu served as the Director of Business Development of the Company from January 2013 to December 2016. He was appointed to be the Vice President of Finance of the Company by the Board of Directors in December 2016. Mr. Liu graduated magna cum laude from the Ohio State University with a bachelor’ s degree in finance and international business.

Mr. Joseph S.C. Chan, MBA, 73, was a director of Harmony Asset Limited from December 2006 to March 2015, a director of Champion Minerals Inc. from November 2009 to April 2015 and a director of MBMI Resources Inc. since April 2011. Mr. Chan has over 30 years of accounting and management experience. He obtained an MBA from Edinburgh Business School, Heriot Watt University, Scotland, U.K. He is a member of The Institute of Chartered Accountants of England and Wales, the Hong Kong Institute of Certified Public Accountants, as well as a member of the Chartered Professional Accountants of Ontario, Canada.

Dr. Augustine P.Y. Chow, M.Sc., Ph.D., 66, until May 2015, had served as the Chief Executive Officer of Harmony Asset Limited, a publicly listed investment company in Hong Kong and Toronto, since 1996. He is currently a director of Celsion Corporation (AMEX) and Kaisun Energy Group Ltd., and is a former director of Augyva Mining Resources Inc. (TSXV) and Jian ePayment Systems Limited (HKEX). From 1990 to 1998, Dr. Chow was the Chief Executive Officer of Allied Group of Companies. Dr. Chow received the degrees of M.Sc. from London Business School, Ph.D. from the University of South Australia, a DBA from Southern Cross University, and an Engineering Doctorate from the City University of Hong Kong. Dr. Chow also is a director of Gwynneth Gold Limited, a significant investor in our Company.

Grant B. Walsh, MBA, C.Dir., 70, is the Chairman of the Board of Directors of the Company. He also serves as Chairman and/ or Director of Canada Lands Company Limited (a Canadian Crown Corporation), Downsview Park Inc., Old Port of Montreal, Montreal Science Centre and Algoma University. He is also the Chairman and CEO of Walsh Delta Group Inc., a firm specializing in governance, strategy, leadership, and performance improvement. Mr. Walsh has served as a director and/or senior executive of various public, private, for-profit and not-for-profit healthcare and service organizations in both the United States and Canada. In addition to CEO roles, Mr. Walsh was Executive Vice President of the ServiceMaster Company in Chicago, Illinois, where he was accountable for $550 million in revenue, 30,000 employees, and 10,000 properties in 44 states and Canada. Assets under his leadership exceeded $30 billion. Mr. Walsh has been Executive-in-Residence and Adjunct Professor at the DeGroote School of Business of McMaster University. Mr. Walsh holds a Master of Business Administration degree from Southern Illinois University and a designation as a Chartered Director from McMaster University and the Conference Board of Canada. His undergraduate degree in English and Philosophy is from Roberts Wesleyan College.

Dr Raymond C. F. Tong, M.D., 60, is the Chief Executive Officer of Harmony Medical Inc, an Asian investment group active in the introduction and distribution of medical and healthcare products and services in China and the Asia. Dr. Tong obtained his medical degree from the University of Toronto. He is also an independent Director of Shanghai CP Guojian Pharmaceutical, the largest bio-pharmaceutical manufacturer in China, and is also Chairman of Shanghai Kedu Healthcare Group, one of the largest medical equipment distributor and third-party service provider in China, representing products from GE, Philips, Siemens and Kodak and other multi-nationals. Dr Tong’s earlier career included senior management positions in China with Pfizer and Ball Corporation. He was also responsible for the Healthcare Investment Division of CITIC Pacific in Hong Kong.

Compensation.

Exchange Rate Table

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for each of the last five fiscal years. The average rate was calculated using the average of the exchange rates, as calculated on each day in the period.

Year	Average
2019	0.7625
2018	0.7800
2017	0.7513
2016	0.7641
2015	0.8057
2014	0.9054

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for each month during the previous six months.

Month	Low	High
March 2019	.7442	.7541
February 2019	.7520	.7637
January 2019	.7353	.7608
December 2018	.7330	.7581
November 2018	.7518	.7641
October 2018	.7629	.7811

The exchange rates are based upon the noon buying rate as quoted by the Bank of Canada. At March 31, 2019, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled .7483.

B. Compensation

Summary Compensation Table

The following table sets out all annual and long-term compensation for services in all capacities to the Company for the fiscal years ended March 31, 2019, 2018, and 2017 in respect of the individuals who served as the Chief Executive Officer, the Chief Financial Officer, and Chief Operating Officer of the Company (collectively, the “Named Executive Officers”). Other than as disclosed below, no other executive officer received in excess of $150,000 in total salary, bonus and other compensation for the fiscal year ended March 31, 2019.

					Non-equity incentive plan compensation (S)
Name and Principal Position	Year	Salary	Share-Based Awards	Options-Based Awards	Annual Incentive Plans	Long-term Incentive Plans	Pension Value	All Other Compensation	Total Compensation

William Jow, MD (1)	2019	$180,000	-	-	-	-	-	-	$180,000
	2018	$174,000							$259,298
	2017	$159,000	-	-	-	-	-	-	$159,000

Mirsad Jakubovic	2019	$20,000	-	-	-	-	-	-	$20,000
CFO (2)	2018	$20,000	-	-	-	-	-	-	$20,000
	2017	$35,800	-	-	-	-	-	-	$35,800

Notes:

(1)	Dr. Jow has served as Medical Director of Medifocus since 2014 and was appointed President of the Company in March 2016. Dr. Jow was appointed to the position of Chief Executive Officer, effective October 1, 2016.
(2)	Effective on September 1, 2016, Mr. Jakubovic’s salary was changed to $20,000 per year. During fiscal 2017, we accrued $35,800 in salary for Mr. Jakubovic.

Option Grants

Incentive Option-Based Awards

There were no stock option grants during the year ended March 31, 2019. The following table sets forth information in respect of all stock options granted to our Named Executive Officers and directors during the year ended March 31, 2018. No options were granted as a result of repricing.

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

Value Vested or Earned During the Year

No options were exercised by any director during the year ended March 31, 2019.

Compensation of Directors

Prior to August 31, 2016, each independent director received an annual fee of CAD $20,000 as compensation for their services as directors. In addition, each committee chairman received an additional CAD $15,000 annually. Starting from September 1, 2016, each independent director will receive an annual fee of US$20,000 as compensation for their services as directors. Committee chairman will no longer receive additional compensations. Directors are also eligible to participate in the Company’s Stock Option Plan (the “Option Plan”) on an on-going basis. As of January 1, 2019, teach independent directors will receive US$24,000 as compensation for their services as directors.

The following table sets out all annual and long-term compensation for services in all capacities to the Company for the fiscal year ended March 31, 2019 of each of the directors (other than named Executive Officers).

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
Joseph S. C. Chan	$21,000	-	-	-	-	-	$21,000
Dr. Augustine P.Y. Chow	$21,000	-	-	-	-	-	$21,000
Raymond Tong	$21,000	-	-	-	-	-	$21,000
Grant Walsh	$21,000	-	-	-	-	-	$21,000

Value Vested or Earned During the Year

No stock options were exercised or earned by any director during the fiscal year ended March 31, 2019.

Outstanding Options

Set forth below is a summary of the outstanding options under the Option Plan to purchase Shares as of March 31, 2019. All executive officers, directors and key employees of the Company, as a group:

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
	10,700,000

Options Granted during Fiscal Year Ended March 31, 2019

There were no stock option grants during the year ended March 31, 2019.

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

As of March 31, 2019, a total of 1,755,095 Shares have been issued to the following persons and in the following amounts.

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

Stock Option Plan

Our shareholders approved the Option Plan on November 28, 2012. The number of Shares reserved for issuance under the Option Plan may not exceed 10% of the total number of Shares issued and outstanding from time to time. At March 31, 2019, the Company had 184,984,215 shares outstanding. An aggregate of 10,700,000 options granted by the Company under the Option Plan remain outstanding to date and none of these options have been exercised. Accordingly, 7,798,422 options currently remain available for future grant under the Option Plan (based upon 10% of the aggregate number of issued and outstanding Shares at March 31, 2019).

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

Warrants

At March 31, 2019, we had no warrants outstanding.

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

The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals:

●	compensation should be commensurate with the time spent by the executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and

●	the structure of the compensation should be simple, transparent and easy for shareholders to understand.

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

Additionally, the Governance Committee is responsible for considering and making recommendations to the Board concerning the appropriate size, functions and needs of the Board. The Corporate Governance Committee may, at its sole discretion, engage director search firms and has the sole authority to approve the fees and other retention terms with respect to any such firms. When considering a candidate for the Board, the Governance Committee is guided by the following principles:

●	Each Director should be an individual of the highest character and integrity, have an inquiring mind, experience at a strategy / policy setting level, or otherwise at a senior executive level of experience, and the ability to work well with others.

●	Each Director shall have sufficient time available to devote to the affairs of the Company to carry out the responsibilities of a Director. Directors are expected to make a commitment to prepare for, and attend, meetings of the Board and its Committees on a reasonably regular basis. Each Director shall strive to attend at least 75% of the meetings each year for which the Director is expected to participate.

●	Each independent Director should be free of any conflict of interest that would interfere with the independence and proper performance of the responsibilities of a Director.

●	Directors should not be chosen as representatives of a constituent group or organization and shall act in the best interests of the Corporation as mandated by Canadian corporate law (Canada Business Act).

●	Directors should have an equity interest in the Company. Toward that end, each Director may change all or a part of Director’s fees to Company Common Shares.

The Corporate Governance Committee also has the authority, as necessary and appropriate, to consult with other counsel and outside advisors to assist in its duties to the Company.

D. Employees.

At March 31, 2019, we had seven full-time employees, two part-time employees and five consultants. Of our full-time employees, three are Prolieve® mobile service technicians, the rest are corporate management, engineering, and support staff.

None of our current employees are members of a labor union and, consequently, there is no relationship between our management and any labor union.

E. Share ownership.

The following table sets forth the shareholdings of the Company’s directors and senior management at March 31, 2019.

NAME	SHARES OWNED	SHARE CONVERTIBLE FROM OPTIONS OR WARRANTS VESTED OR VESTING WITHIN 60 DAYS	BENEFICIAL OWNERSHIP	PERCENTAGE OF OUTSTANDING SHARES*

William Jow, MD	2,568,182	5,200,000	7,768,182	4.20%
John Mon	1,141,667	1,750,000	2,891,667	1.56%
Mirsad Jakubovic	2,223,758	850,000	3,073,758	1.66%
Douglas Liu	250,000	1,000,000	1,250,000	0.67%
Joseph S. C. Chan	1,068,182	400,000	1,468,182	0.79%
Dr. Augustine P.Y. Chow	850,000	400,000	1,250,000	0.67%
Grant B. Walsh	1,268,182	700,000	1,968,182	1.06%
Raymond C. Tong	90,909	400,000	490,909	0.26%
Officers & Directors, as a group	9,460,800	10,700,000	20,160,880	10.90%

*	At March 31, 2019, the Company had 184,984,215 Shares outstanding.

Item 7. Major Shareholders and Related Party Transactions.

A. Major shareholders.

At July 27, 2019, we had 184,984,215 Shares outstanding. To the knowledge of our directors and senior officers, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Shares carrying more than 5% of our outstanding Shares:

Name	No. of Shares		Percentage	Natural Persons
Integrated Asset Management (ASIA) Limit	23,824,242	(1)	12.9%	Tak Cheung Yam
Gwynneth Gold Limited	15,865,613	(2)	8.58%	Vincent Cheung

Notes:

(1).	As of March 31, 2019, the Company owed Integrated Asset Management (ASIA) Limit $1,850,000 in 8% notes and $961,737 unpaid interest. The conversion feature of the notes expires as the notes matured. If the Company and Integrated Asset Management (ASIA) Limit agree to settle the debt by issuing shares of the Company’s common stock, Integrated Asset Management (ASIA) Limit could own a much larger percentage of the Company’s common stock.

(2).	As of March 31, 2019, the Company owed Gwynneth Gold Limited $790,000 in notes and $410,688 unpaid interest. If the Company and Gwynneth Gold Limited agree to settle the debt by issuing shares of the Company’s common stock, Gwynneth Gold Limited could own a much larger percentage of the Company’s common stock. The individuals listed in this column represent the natural persons who have or share the power to direct the voting or disposition of the securities listed, or to receive the economic benefit of ownership of such securities.

At July 26, 2019, we had 45 U.S. shareholders of record, holding 33,610,170 Shares, which represented approximately 18.17% of our outstanding Shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

B. Related party transactions.

The Company has entered into several transactions with a director and an officer. Descriptions of the related party transactions are as follows:

●	The Company made direct revenue sales to Dr. William Jow, the Company’s CEO effective October 1, 2016, in the amount of approximately $24,000, $18,000 and $36,000 during the years ended March 31, 2019, 2018 and 2017, respectively. There was zero trade receivable balance of as of March 31, 2019 and 2018, respectively, related to these transactions. As of March 31, 2019, and 2018, respectively, the Company has an outstanding liability to Dr. William Jow in the amount of $16,500 and $14,500 for compensation and expense reimbursements. See also Note 6 for stock options issued to the CEO during the year ending March 31, 2018.

●	The Company made a direct sale to Medifocus Asia, Ltd., in the amount of approximately $17,200, $0 and $232,000 during the years ended March 31, 2019, 2018 and 2017, respectively. There was a trade receivable balance of approximately $0 and $0 as of March 31, 2019 and 2018, respectively. Mr. Augustine Chow and Mr. Raymond Tong, both directors of Medifocus, Inc, are also directors of Medifocus Asia, Ltd. Additionally, Mr. Augustine Chow and Mr. Raymond Tong have significant investments in Medifocus Asia, Ltd.

●	During the year ended March 31, 2018, the Company settled a $50,000 convertible debt and $16,304 in related accrued interest charges due to Douglas Liu, Vice President of Finance, for 1,657,595 shares issuable. During the year ended March 31, 2019 an additional 325,157 shares issuable were granted for additional interest costs.

●	Augustine Chow, a director of Medifocus, is also a director of Gwyneth Gold Limited which has a substantial investment in the Company. Additionally, Gwyneth Gold Limited is the holder of a $790,000 convertible note with the company and is owed $402,945 in accrued interest as of March 31, 2019.

●	The Company has accrued compensation expenses owed to the CFO and the board of directors as of March 31, 2019, 2018 and 2017 as follows: The amounts are unsecured, due on demand and bear no interest. During the year ended March 31, 2019, the company settled $320,000 debt for the directors with 6,400,000 shares issuable and settled $80,000 debt for the CFO with 1,600,000 shares issuable.

	CFO	Directors
2019	$60,985	$243,838
2018	$107,000	$406,000
2017	$87,000	$326,000

C. Interests of experts and counsel

We are filing this Form as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 8. Financial Information.

A. Consolidated statements and other financial information.

See “Item 17. Financial Statements.”

Litigation

In June 2018, W.L. Pate, JR and Charles C. Shelton filed a law suit in the District Court of Harris County, Texas to seek monitory relief of over $200,000 but not more than $1,000,000 from Medifocus Inc. for a transaction that did not materialize. Although the Company does not believe the suit has any merits and has not accrued for any amount in its financial statements as of March 31, 2019, any judgement unfavorable to the Company can potentially cause significant financial hardship and other damages to the Company.

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

The annual high and low market prices in Canadian dollars for the common shares of the Company for the five most recent fiscal years as traded on the TSXV were as follows:

Fiscal Year Ended March 31,	Low (Cdn$)	High (Cdn$)
2019	0.02	0.04
2018	0.02	0.06
2017	0.02	0.04
2016	0.04	0.16
2015	0.04	0.22

The quarterly high and low market prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent fiscal years as traded on the TSXV were as follows:

Quarter Ended	Low (Cdn$)	High (Cdn$)
March 31, 2019	0.02	0.04
December 31, 2018	0.02	0.03
September 30, 2018	0.02	0.03
June 30, 2018	0.03	0.04
March 31, 2018	0.02	0.07
December 31, 2017	0.02	0.05
September 30, 2017	0.03	0.04
June 30, 2017	0.03	0.04

The monthly high and low market prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSXV were as follows:

Month	Low (Cdn$)	High (Cdn$)
June 2019	0.02	0.03
May 2019	0.02	0.03
April 2019	0.02	0.03
March 2019	0.02	0.04
February 2019	0.03	0.04
January 2019	0.03	0.04

The closing price of our Shares on the TSXV on March 29, 2019 was $0.025 Canadian dollars.

The OTCQX (and OTCQB)

The annual high and low market prices in U.S. dollars for the common shares of the Company for the five most recent fiscal years as traded on the OTCQX (or OTCQB) were as follows:

Fiscal Year Ended March 31,	Low ($)	High ($)
2019	0.02	0.04
2018	0.02	0.05
2017	0.01	0.04
2016	0.02	0.12
2015	0.03	0.19

The quarterly high and low market prices in U.S. dollars for the common shares of the Company for each quarterly period within the two most recent fiscal years as traded on the OTCQB were as follows:

Quarter Ended	Low ($)	High ($)
March 31, 2019	0.02	0.04
December 31, 2018	0.02	0.03
September 30, 2018	0.02	0.03
June 30, 2018	0.03	0.04
March 31, 2018	0.03	0.05
December 31, 2017	0.02	0.04
September 30, 2017	0.02	0.03
June 30, 2017	0.02	0.03

The monthly high and low market prices in U.S. dollars for the common shares of the Company for the most recent six months as traded on the OTCQB were as follows:

Month	Low ($)	High ($)
June 2019	0.02	0.02
May 2019	0.02	0.03
April 2019	0.03	0.03
March 2019	0.02	0.04
February 2019	0.03	0.04
January 2019	0.03	0.04

The closing price of our Shares on the OTCQB on March 29, 2019 was $0.03.

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

Section 184 of the Act provides that the board may from time to time on our behalf, without authorization of shareholders:

●	borrow money upon Company credit;
●	issue, reissue, sell or pledge debt obligations of the Company;
●	guarantee on our behalf to secure performance of any obligation of any person; and
●	mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our currently owned or subsequently acquired property of the Company, to secure any obligations of the Company.

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

Information Reporting and Backup Withholding

In general, payments of distributions or the proceeds of a disposition of our Shares to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the U.S. Holder:

●	fails to timely provide an accurate taxpayer identification number;
●	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
●	in certain circumstances, fails to comply with applicable certification requirements

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

Convertible Notes

In fiscal year ended March 31, 2014, the Company issued 554 Units of 8% Redeemable Promissory Convertible Notes (the “Notes”) together with Series C Stock Purchase Warrants (the “Warrants”) to various accredited investors in an offering exempt from registration in the U.S pursuant to regulations D and S under the U.S. Federal Securities rules and regulations, receiving gross proceeds of $5,540,000. The Company has accrued interest of $1,828,970 owing to holders of the convertible debentures as of March 31, 2018, all of which is past due. As of March 31, 2018, all the $5,410,000 of Notes were due but unpaid. The Company is in a technical default of the terms of the debentures. As of the date of this filing, no holders of the Notes have taken legal action against the Company. The Company has offered the holders of the Notes to settle the Notes and accrued interest at CAD $0.05 ($0.04) per share. As of March 31, 2019, holders of $130,000 of the Notes have agreed to convert their notes into shares of Common Stock at the reduced conversion price. In July 2019, the Company submitted a new share application to the Toronto Stock Venture Exchange for the issuance of these shares.

Note Payable

In fiscal 2013, the Company raised bridge financing of approximately $435,000. The bridge financing lender received a promissory note, with interest is payable at 2% per month after October 23, 2012. The original maturity date of the promissory notes was October 23, 2013 and was subsequently extended until June 30, 2014. The Company made principle payments of approximately $178,000 during the year ended March 31, 2015. As at March 31, 2019, the note remains matured and the Company will attempt to discuss with the lender on the converting the note into Common Stock. There is no assurance that the lender will not take legal actions against the Company to enforce the payment of the note.

Boston Scientific Corporation

On July 24, 2012 the Company purchased from Boston Scientific Corporation (“BSC”), in a taxable transaction, all of the assets, relating to the Prolieve® Thermodilatation™ System (“Prolieve®”), an FDA approved device for the treatment of Benign Prostatic Hyperplasia (“BPH”). The maximum amount of $2,500,000 is payable as contingent consideration pursuant to the terms of the agreement. The contingent consideration is payable quarterly at a rate of 10% of sales of Prolieve® products. As of March 31, 2019, $2,179,061 of royalties is due to Boston Scientific Corporation, of which $ 2,117,097 is past due.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

A. Disclosure Controls and Procedures.

Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended March 31, 2019. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of March 31, 2019 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of March 31, 2019 and no material weaknesses were discovered.

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

Item 16C. Principal Accountant Fees and Services.

The following summarizes the total fees billed by our external auditors for each of the years ended March 31, 2019 and March 31, 2018. All dollar amounts are exclusive of applicable taxes.

	2019	2018
Audit Fees	$48,000	$48,000
Audit-Related Fees	N/A	N/A
Tax Fees	N/A	$1,200
All Other Fees	N/A	N/A

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The Company did not purchase any of its common shares during the financial year ended March 31, 2019.

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

Item 16G. Corporate Governance.

Not applicable.

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements.

The following financial statements have been filed as part of this annual report.

●	Report of Independent Registered Public Accounting Firm
●	Consolidated Balance Sheets of the Company for the years ended March 31, 2019 and 2018
●	Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2019, 2018 and 2017
●	Consolidated Statements of Changes in Stockholders’ Deficit for the years ended March 31, 2019, 2018 and 2017
●	Consolidated Statements of Cash Flows for the years ended March 31, 2019, 2018, and 2017
●	Notes to the Consolidated Financial Statements

Item 18. Exhibits.

(a) The following documents are filed as part of this annual report.

Exhibit No.	Exhibit
1.1*	Certificate of Incorporation of Medifocus Inc.
1.2*	Articles of Amendment to Certificate of Incorporation of Medifocus Inc.
1.3*	By-Law No. One of Medifocus Inc.
1.4*	By-Law No. Two of Medifocus Inc.
2.1*	Form of Common Stock Certificate
4.1*	Asset Purchase Agreement dated as of June 25, 2012 between Boston Scientific Corporation, Affiliates of Boston Scientific Corporation, and Medifocus Inc.
4.2*	Amendment No. 1, dated July 24, 2012, to Asset Purchase Agreement between Boston Scientific Corporation and Medifocus Inc
4.3*	Bill of Sale and Assignment, dated July 24, 2012, between Boston Scientific Corporation and Medifocus Inc.
4.4*	Transition Services Agreement, dated July 24, 2012, between Boston Scientific Corporation and Medifocus Inc.
4.5*	Non-Exclusive License Agreement, dated July 24, 2012, between Medifocus Inc. and Boston Scientific Corporation (Buyer Out-License Agreement)
4.6*	Non-Exclusive License Agreement, dated July 24, 2012, between Medifocus Inc. and Boston Scientific Corporation (Seller Out-License Agreement)
4.7*	Patent Assignment dated July 24, 2012 between Boston Scientific Corporation, Boston Scientific Scimed, Inc., and Boston Scientific Limited (collectively, the “Assignors”) and Medifocus Inc. (“Assignee’)
4.8*	Trademark Assignment dated July 24, 2012 between Boston Scientific Scimed, Inc. (“Assignor”) and Medifocus Inc. (“Assignee”)
4.9*	Assumption Agreement dated July 24, 2012 between Boston Scientific Corporation and Medifocus Inc.
4.10*	Patent License Agreement dated October 24, 1997 between Massachusetts Institute of Technology and Cheung Laboratories, Inc.
4.11*	First Amendment to Patent License Agreement, effective May 23, 2002, between Massachusetts Institute of Technology and Celsion Corporation
4.12*	Second Amendment to Patent License Agreement, effective March 7, 2005, between Massachusetts Institute of Technology and Celsion Corporation
4.13*	Third Amendment to Patent License Agreement, effective June 16, 2007, between Massachusetts Institute of Technology and Celsion (Canada) Limited

4.14*	Fourth Amendment to Patent License Agreement, effective June 1, 2009, between Massachusetts Institute of Technology and Medifocus Inc.
4.15*	Fifth Amendment to Patent License Agreement, effective March 29, 2013, between Massachusetts Institute of Technology and Medifocus Inc.
4.16*	Sixth Amendment to Patent License Agreement, effective July 15, 2013, between Massachusetts Institute of Technology and Medifocus Inc.
4.17*	Agreement dated January 16, 2006 between Celsion USA, Celsion Canada, and Dr. Augustine Cheung
4.18*	Agreement dated November 8, 2013 between Medifocus Inc. and Ideal Concept Group Limited
4.19*	License and Distribution Agreement dated as of November 8, 2013, between Medifocus Inc. and Medifocus Holding Limited (BVI)
4.20*	Letter Agreement dated June 27, 2013 between Medifocus Inc. and Maxim Group LLC
4.21*	Engagement Letter dated June 27, 2013 between Medifocus Inc. and Maxim Group LLC
4.22*	Advisory Services Agreement, dated September 19, 2013, between Healthios Capital Markets LLC and Medifocus Inc.
4.23*	Letter Agreement dated January 5, 2014 between Medifocus Inc. and Ernie Eves (regarding Mr. Eves’ resignation from the Medifocus Inc. Board of Directors)
4.24*	Letter Agreement dated February 25, 2014, between Medifocus, Inc. and Maxim Group LLC
4.25*	Stock Option Plan (Approved by the Company’s shareholders on January 16, 2014)
4.26**	Medical Product Manufacturing Services Agreement, dated March 11, 2004, between Celsion Corporation and VENUSA Corporation, as subsequently assigned by Celsion Corporation to the Company.
4.27**	Option Agreement, effective May 1, 2015, between Medifocus Inc. and Duke University
4.28***	License Agreement, effective October 6, 2015, between Medifocus Inc. and Duke University
4.29***	Code of Business Conduct and Ethics adopted by the Board of Directors on December 16, 2015
5.0****	Seventh Amendment to Patent License Agreement, effective August 1, 2016, between Massachusetts Institute of Technology and Medifocus Inc.
5.01*****	Purchase Agreement between Medifocus Inc. and ThermoGene Corporation
8.1*	List of wholly-owned subsidiaries
12.1#	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1#	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed with the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on September 17, 2014
**	Previously filed with Amendment No. 2 to the Company’s Registration Statement on Form 20-F/A, filed with the Securities and Exchange Commission on July 16, 2015.
***	Previously filed with the Company’s Annual Report on Form 20-F/A, filed with the Securities and Exchange Commission on June 10, 2016.
****	Previously filed with the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on July 31, 2017.
*****	Previously filed with the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on July 31, 2018.
#	Filed herewith

(b) Financial Statement Schedules

None.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEDIFOCUS INC.

/s/ William Jow, MD
William Jow, MD
President and Chief Executive Officer

Date: July 30, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit
5.01*****	Purchase Agreement between Medifocus Inc. and ThermoGene Corporation
12.1#	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2#	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1#	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2#	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*****	Previously filed with the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on July 31, 2018.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MEDIFOCUS, INC.

Consolidated Financial Statements as of March 31, 2019, 2018 and 2017 and for each of the years in the three-year period then ended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Medifocus, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Medifocus, Inc. (the Company) as of March 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, and consolidated statements of changes in stockholders’ deficit for the years ended March 31, 2019, 2018, and 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended March 31, 2019, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

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

The accompanying consolidated financial statements have been prepared assuming that Medifocus, Inc. will continue as a going concern, As discussed in Note 1 to the financial statements, Medifocus, Inc.’s operating loss for the year ended March 31, 2019, negative working capital and accumulated deficit as at March 31, 2019, status of default with certain creditors, and the existence of claims against the Company, raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have served as the Company’s auditor since 2017.

McGovern Hurley, LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

July 29, 2019

MEDIFOCUS, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in U.S. dollars)

	March 31, 2019	March 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$183,104	$115,502
Accounts receivable, net (Note 1)	499,383	544,859
Inventory, net (Note 1)	109,706	204,073
Other assets	44,790	59,390
Total Current Assets	836,983	923,824
Property and equipment, net (Note 3)	97,919	213,521
Deposits	29,725	247,355
Intangible assets, net (Note 4)	801,127	1,047,339
Total Assets	$1,765,754	$2,432,039
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$89,175	$304,419
Accrued expenses (Note 9)	631,382	870,892
Accrued interest payable (Note 5)	3,550,337	2,639,088
Promissory notes payable (Note 5)	767,156	776,873
Payable to Boston Scientific Corporation (Note 2)	2,179,061	1,902,387
Contingent consideration, current portion (Note 2)	11,139	251,935
Convertible notes payable (net of discount), current portion (Note 5)	5,410,000	5,410,000
Total Current Liabilities	12,638,250	12,155,594
Contingent consideration (Note 2)	—	—
Total liabilities	12,638,250	12,155,594
Commitments and contingencies (Note 5 and Note 8)
Stockholders’ deficit:
Common stock (no par value, unlimited shares authorized, 184,984,215 and 184,984,215 shares issued and outstanding as of March 31, 2019 and March 31, 2018, respectively. (Note 6)	14,295,388	14,295,388
Common stock issuable (Note 5 and Note 6)	445,400	123,809
Additional paid-in capital	10,830,075	10,830,075
Accumulated deficit	(36,443,359)	(34,972,827)
Total Stockholders’ Deficit	(10,872,496)	(9,723,555)
Total Liabilities and Stockholders’ Deficit	$1,765,754	$2,432,039
Going Concern (Note 1)
Contingencies (Note 5 and Note 8)

See accompanying notes to consolidated financial statements.

MEDIFOCUS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in U.S. dollars)

	Year ended March 31,
	2019	2018	2017
Sales
Products	$1,019,355	$1,218,385	$1,788,235
Services	1,747,385	1,448,415	1,995,465
Total Sales	2,766,740	2,666,800	3,783,700
Costs of Sales
Products	652,884	708,975	908,602
Services	1,278,237	1,085,187	1,390,303
Total Costs of Sales	1,931,121	1,794,162	2,298,905
Gross Profit	835,619	872,638	1,484,795

Operating Expenses
Research and development	105,469	181,397	320,386
Sales and marketing	30,626	27,806	108,127
General and administrative	1,222,113	1,384,586	1,567,675
Total Operating Expenses	1,358,208	1,593,789	1,996,188
Loss from Operations - before other (expense) income	(522,589)	(721,151)	(511,393)
Other (Expense) Income
Other income and (expenses)	51,004	10,598	(29,413)
(Loss) from change in fair value of contingent consideration (Note 2)	(36,083)	(54,185)	(83,189)
Gain from sale of consoles (Note 3)	—	—	175,491
(Loss) from impairment of other assets	(35,878)	—	—
Gain from recovery of harmonized sales tax receivable	—	31,891	202,107
Gain on debt settlement	—	22,900	—
Gain from settlement of debt for shares issuable (Note 5)	10,145	30,705	—
Interest expense (Note 5)	(937,131)	(862,004)	(1,323,320)
Total Other (Expense) Income	(947,943)	(820,095)	(1,058,324)
Net Loss	(1,470,532)	(1,541,246)	(1,569,717)
Other Comprehensive Income (Expense)	—	—	—
Net Comprehensive Loss	$(1,470,532)	$(1,541,246)	$(1,569,717)
Net Loss per share basic and diluted	$(0.01)	$(0.01)	$(0.01)
Weighted average common shares outstanding—basic and diluted	184,984,215	184,984,215	184,984,215

See accompanying notes to consolidated financial statements.

MEDIFOCUS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars)

	Year ended March 31,
	2019	2018	2017
Net Loss	$(1,470,532)	$(1,541,246)	$(1,569,717)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion of deferred financing costs and debt discount (Note 5)	—	—	600,862
Depreciation and amortization	376,780	372,885	362,716
Gain on sale of consoles (Note 3)	—	—	(175,491)
Stock-based compensation (Note 6)	—	85,298	—
Loss on change in fair value of contingent consideration (Note 2)	35,878	54,185	83,189
(Gain) loss from (recovery) write-off of harmonized sales tax receivable	—	(31,891)	(202,107)
Loss on impairment of other assets	36,083	—	—
Provision (recovery) for bad debts and warranties	(9,839)	4,549	(53,006)
Gain on settlement of debt	—	(22,900)	—
Gain on settlement of debt for shares issuable (Note 6)	(10,145)	(30,705)	—
Gain on sale of Geno-Therapy	—	(50,000)	—
Loss on fixed asset disposal	—	—	22,264
Changes in operating assets and liabilities
Decrease (Increase) in accounts receivable	55,111	489,317	(126,466)
Decrease (Increase) in inventory	94,367	(102,892)	(45,199)
(Increase) Decrease in other current assets	(21,483)	43,382	(52,475)
Decrease (Increase) in deposits	217,630	(26,025)	—
(Decrease) increase in accounts payable	(215,244)	(37,907)	(521,696)
Increase (Decrease) in accrued expenses	107,025	(46,463)	239,323
Increase in accrued interest	937,410	861,957	715,369
Net cash provided by (used in) operating activities	133,041	21,544	(722,434)

INVESTING ACTIVITIES:
Sale of consoles	—	—	209,000
Purchase of equipment	(14,966)	(18,376)	(3,597)
Net cash (used in) provided by investing activities	(14,966)	(18,376)	205,403

FINANCING ACTIVITIES:
Proceeds from notes payable	—	—	500,000
Net cash provided by financing activities	—	—	500,000
Effect of exchange rate changes on cash and cash equivalents	(50,473)	42,040	(26,621)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	67,602	45,208	(43,652)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	115,502	70,294	113,946
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$183,104	$115,502	$70,294

Cash paid for interest	$—	$—	$7,092

NON CASH FINANCING ACTIVITIES
Reclassification of assets	$—	$—	$38,524
Common shares issuable on settlement of debt	$321,601	$123,809	$—
Thermogene consideration for sale offset by payables	$—	$63,917	$—

See accompanying notes to consolidated financial statements.

MEDIFOCUS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(in U.S. dollars)

	Common Stock	Common Stock	Common Stock	Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Issuable	Capital	Deficit	Deficit

Balance at April 1, 2016	184,984,215	$14,295,388	$—	$10,744,777	$(31,861,864)	$(6,821,699)
Net loss	—	—	—	—	(1,569,717)	(1,569,717)
Balance at March 31, 2017	184,984,215	14,295,388	—	10,744,777	(33,431,581)	(8,391,416)
Settlement of debt	—	—	123,809	—	—	123,809
Stock-based compensation	—	—	—	85,298	—	85,298
Net loss	—	—	—	—	(1,541,246)	(1,541,246)
Balance at March 31, 2018	184,984,215	14,295,388	123,809	10,830,075	(34,972,827)	(9,723,555)
Settlement of debt	—	—	321,591	—	—	321,591
Net loss	—	—	—	—	(1,470,532)	(1,470,532)
Balance at March 31, 2019	184,984,215	$14,295,388	$445,400	$10,830,075	$(36,443,359)	$(10,872,496)

See accompanying notes to consolidated financial statements.

MEDIFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019

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

The Company owns two focused heat technology platforms with comprehensive US and international patent protection:

●	The Endo-thermotherapy Platform-from which Prolieve Thermodilatation System (“Prolieve”) was developed, can potentially be used to treat cancers in prostate, rectal, cervical and esophageal, and

●	The Adaptive Phased Array (“APA”) Microwave Focusing Platform-invented by MIT, licensed to Medifocus, directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue. The Company’s APA 1000 Breast Cancer Treatment System, developed from the APA technology platform is currently in pivotal Phase-III clinical trials.

Going Concern Consideration

Effective April 1, 2016, the Company adopted ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40), which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Management’s evaluations are based on relevant conditions and events that are known and reasonably to be knowable as of July 29, 2019. Based on the following, management believes that it is probable that management will be unable to meet its obligations as they come due within one year that the financial statements are issued.

The Company’s operations are subject to certain risks and uncertainties including, among others, current and potential competitors with greater resources, lack of operating history and uncertainty of future profitability and possible fluctuations in financial results. Since inception, the Company has incurred substantial operating losses, principally from expenses associated with the Company’s Prolieve operation, research and development and financing activities. The Company believes these expenditures are essential for the commercialization of its technologies. The Company expects its operating losses to continue in the near future as it continues its Prolieve sales and marketing activities. Due to continued operating losses, there is substantial doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to achieve profitability is dependent upon its ability to operate its Prolieve business profitably and to obtain governmental approvals, produce, and market and sell its new product candidates. There can be no assurance that the Company will be able to commercialize its technology successfully or that profitability will ever be achieved. The operating results of the Company have fluctuated significantly in the past. The Company expects that its operating results will fluctuate significantly in the future and will depend on a number of factors, many of which are outside the Company’s control.

The Company will need substantial additional funding in order to sustain its operation, to complete the development, testing and commercialization of its product candidates. The commitment to these projects will require additional external funding, at least until the Company is able to generate sufficient cash flow from the sale of one or more of its products to support its continued operations. If adequate funding is not available, the Company may be required to delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. Furthermore, if the Company cannot fund its ongoing development and other operating requirements, particularly those associated with its obligations to conduct clinical trials under its licensing agreements, it will be in breach of these licensing agreements and could therefore lose its license rights, which could have material adverse effects on its business. The Company is not in compliance with the provisions of outstanding debt agreements, and it has not remitted quarterly royalty payments to Boston Scientific Corporation pursuant to the terms of its purchase agreement for Prolieve. The Company has not paid interest owing to certain debt holders of the convertible debentures, and is in default of the terms of the debentures. Subsequent to March 31, 2019, certain debt holders have launched action against the Company related to the outstanding debt. Additionally, any unfavorable judgements on the existing claims against the Company can potentially cause significant financial hardship and other damages to the Company. Additionally, the Company has uncertain ongoing litigation which could cause significant financial hardship to the company’s resources, see note 8 for further analysis

Management is continuing its efforts to obtain additional funds through equity financing and through the negotiation of debt agreements to ensure that the Company can meet its obligations and sustain operations. Additionally, the Company has reduced costs of operations, as the Company has eliminated certain positions that do not hold value to the Company. Management has also reduced debt by settling the debt with common shares. Although, the Company’s positive cash flows from operating activities is a positive sign for the Company, it is not enough to eliminate the risk of uncertainty in the Company’s future.

These factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Such adjustments could be material.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of Medifocus, Inc. have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiary Celsion (Canada) Inc. All intercompany transactions have been eliminated. There were no transactions for Celsion (Canada) Inc. for the years ended March 31, 2019, 2018 and 2017.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The consolidated financial statements include significant estimates for the expected economic life and value of our licensed technology, allowance for doubtful accounts, value of contingent consideration, value of our debt issuances, accruals for estimated product returns, allowance for inventory obsolescence, allowance for our net operating loss carry forward, contingencies and related valuation allowance for tax purposes, stock-based compensation related to employees and directors, consultants and advisors. Because of the use of estimates inherent in the financial reporting process, actual results could differ significantly from those estimates.

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

During the year ended March 31, 2019, in comparison to the prior year, the Canadian dollar strengthened in relation to the US dollar and upon the translation of the Company’s debt and accrued expenses held in Canadian dollars, the Company recorded a currency gain of $50,404 (2018- Loss of $42,040 and 2017- Gain of $26,621), in other income (expense) on the consolidated statements of operations and comprehensive loss.

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

The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers. The Company’s operations rely significantly on one supplier and Company can not easily source alternative suppliers.

Credit Concentration

One customer represented a concentration of approximately 15% of total trade receivables for the years ended March 31, 2019 and 2018. No individual customer represented more than 10% of revenues for the years ended March 31, 2019, 2018 and 2017. The Company’s sales are primarily in the United States.

Vendor Concentration and Vendor Deposits

The Company currently purchases 100% of its Prolieve catheter inventory from one supplier. Alternative suppliers and alternative catheters are not currently available. As of March 31, 2019 and 2018, the Company maintained a deposit of $0 and $221,330, respectively, with its vendor.

Fair Value Measurements

The Company’s consolidated statements of financial position include various financial instruments (primarily cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, payable to Boston Scientific Corporation, accrued interest payable, and notes payable) recorded at cost, which approximates their fair value. Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

●	Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

●	Level 2—Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities.

●	Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In connection with the acquisition of Prolieve, the Company owes additional purchase consideration of up to $2.5 million (contingent consideration) based on the sales of Prolieve products after their acquisition. The contingent consideration is measured at fair value on a recurring basis using Level 3 inputs, and the fair value is determined using unobservable inputs such as the discount rate. The change in the fair value of the contingent consideration of $35,878, $54,185 and $83,189 for the years ended March 31, 2019, 2018 and 2017, respectively, is reflected as loss from change in fair value of contingent consideration in the accompanying consolidated statements of operations and comprehensive loss. See note 2.

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

Other Comprehensive (Loss) Income and Accumulated Other Comprehensive (Loss) Income

Other comprehensive (loss) income includes the total of the Company’s net loss and all other changes in equity other than transactions with owners, including changes in equity for cumulative translation adjustments resulting from the consolidation of foreign subsidiary as the financial statements of the subsidiary was previously accounted for using the local currency as the functional currency. The Company did not recognize any foreign currency translation losses during the years ended March 31, 2019, 2018 and 2017.

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

The Company maintained an allowance for doubtful accounts of $36,523 and $46,363 as of March 31, 2019 and 2018, respectively.

Harmonized Sales Tax

During the year ended March 31, 2016 the Company had a receivable from a Canadian tax agency for a harmonized sales tax, however, management was uncertain as to the collectability of the asset. During the year ended March 31, 2016, the Company decided to write-off the entire balance until the receivable is collected. During the year ended March 31, 2017, the collectability was ensured and the Company recovered a significant portion of the receivable. As the recovery (write-off) is considered by the Company as an infrequent occurrence and it is not part of the trade receivable balance, the transaction is included as a gain in other income (expense) in the statements of operations and comprehensive loss for the years ended March 31, 2017.

Accounts Receivable consisted of the following as of March 31, 2019 and 2018.

	March 31, 2019	March 31, 2018
Accounts receivable trade	$529,542	$585,835
Accounts receivable - Harmonized sales tax	6,364	5,387
Allowance for doubtful accounts	(36,523)	(46,363)
	$499,383	$544,859

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

Inventory is relieved using the first-in, first-out method and consists of the following at March 31, 2019 and March 31, 2018.

	March 31, 2019	March 31, 2018

Finished Goods – Catheters	$104,994	$199,361
Finished Goods – Consoles	4,712	4,712

Total Inventory	$109,706	$204,073

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

Equity Method Investments

During the year ended March 31, 2018, the Company entered into a sale agreement of their rights to the Gene Therapy platform along with a $50,000 deposit for consideration of $100,000 to ThermeGene Corporation which was offset by approximately $64,000 in payables leaving a remaining receivable balance of approximately $36,000. The Company recorded a $50,000 gain in connection with the sale of the platform. The Company received 10% of the purchaser’s shares, ThermeGene, which are valued at $0, which will remain anti-dilutive until ThermeGene Corporation raises $2,000,000. During the year ended March 31, 2019, the receivable in the amount of approximately $36,000 was deemed uncollectable. The write off is included in other income (expense) in the accompanying consolidated statements of operations and comprehensive loss.

Convertible Debt Instruments

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments the Company accounts for convertible debt instruments in accordance with ASC 470-20 Debt with Conversion and Other Options. The Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. The Company amortizes any debt discount over the term of the notes, using the straight-line method, which approximates the effective interest method. The Company records, when necessary, any induced conversion expense, at the time of conversion for the difference between the reduced conversion price per share and the original conversion price per share.

Settlement of Debt for Shares

Settlements of debt are recorded by the Company as a reduction of the liability and an increase in common stock on the date of the transaction. Any difference in the fair value of the Company’s stock and debt being settled is treated as a gain or loss in the Company’s consolidated statements of operations and comprehensive loss. At the reporting date, if the Company’s stock has not yet been issued this stock is classified as common stock issuable. Common stock issuable is classified as equity in accordance with ASC 850-40 “Derivatives and Hedging – Contracts in Entity’s Own Equity”.

Contingent Consideration

In accordance with ASC 805, upon the purchase of Prolieve, the Company recognized a contingent consideration obligation as part of the consideration transferred in exchange for the acquired business. The initial measurement of the contingent consideration obligation was based on its estimated fair value. The contingent consideration obligation has been re-measured to fair value at each reporting date and will continue to be re-measured until the contingency is resolved, which is estimated to be during the year ended March 31, 2020. The contingent consideration is $11,139 and $251,935 as of March 31, 2019 and March 31, 2018, respectively.

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

As of March 31, 2019, management determined, during the review of intangible assets, that the life of their intellectual property and customer relationships should be extended until the year March 31, 2029.

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

Product Warranty Liabilities

Prolieve products are covered by warranties against defects in material and workmanship for periods of up to 12 months. We record a liability for warranty claims at the time of sale based on the trend in the historical ratio of product failure rates, material usage and service delivery costs to sales, the historical length of time between the sale and resulting warranty claim and other factors. The accrued liability for warranty provisions was approximately $4,800 and $6,300 as of March 31, 2019 and March 31, 2018, respectively.

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

Stock-Based Compensation

ASC 718 “Compensation - Stock Compensation,” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period), on a graded vesting basis.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50 “Equity - Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The estimated fair value of the options and warrants that are ultimately expected to vest based on performance related conditions, as well as the options and warrants that are expected to vest based on future service, is recorded over the instrument’s requisite service period and charged to stock-based compensation. In determining the amount of options and warrants that are expected to vest, the Company takes into account, voluntary termination behavior as well as trends of actual option and warrant forfeitures.

Profit Sharing Plan

The Company sponsors a defined contribution retirement plan through a Section 401(k) profit sharing plan. Employees may contribute up to 15% of their pre-tax compensation. Participants are eligible for matching Company contributions up to 3% of eligible compensation dependent on the level of voluntary contributions. Company matching contributions totaled approximately $15,000, $15,000 and $25,000 for the years ended March 31, 2019, 2018 and 2017, respectively.

Shipping and Handling

The Company incurs shipping and handling costs related to their Prolieve operations. The Company includes these expenses into the costs of sales on the Company’s consolidated statement of operations. Shipping and handling costs totaled approximately $37,000, $35,000 and $34,000 for the years ended March 31, 2019, 2018 and 2017, respectively.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of shares of common shares outstanding during the period.

For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common shares is anti-dilutive due to the net losses. Outstanding stock options of 10,700,000, 10,700,000 and 6,500,000 and outstanding stock purchase warrants of 0, 0 and 18,013,250 to purchase commons shares for the years ended March 31, 2019, 2018 and 2017, respectively, were considered anti-dilutive and therefore were not included in the calculation of diluted shares. Additionally, for the years ended March 31, 2019, 2018 and 2017, convertible promissory notes convertible into 21,640,000, 21,640,000  and 22,160,000, respectively, shares of common stock were also considered anti-dilutive and therefore were not included in the calculation of diluted shares.

Newly Adopted Accounting Pronouncements

ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which provides guidance for revenue recognition for contracts. This guidance requires an entity to review contracts in five steps and will result in enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue arising from contracts with customers. This standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted only as of annual reporting periods for fiscal years beginning after December 15, 2016. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Most notably, this new guidance requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. This new guidance is effective for annual reporting periods beginning after December 15, 2017. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides clarity to preparers on the treatment of eight specific items within an entity’s statement of cash flows. The guidance becomes effective for all public entities in fiscal years beginning after December 15, 2017, including interim periods therein. Early adoption of the guidance, including within an interim period, is permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

ASU No. 2017-09, Compensation-Stock Compensation (Topic 718): “Scope of Modification Accounting”. The ASU amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. The guidance becomes effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

ASU No. 2018-13, Fair Value Measurement (Topic 820). The ASU eliminates certain disclosures requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosures requirements. The guidance becomes effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2019. This guidance is not expected to have a material impact on the Company’s consolidated financial statements.

ASU No. 2018-11 and 2018-10, Leases (Topic 842). The ASU discusses the effective date and transition requirements for the amendments related to separating components of a contract are the same as the effective date and transition requirements in ASU No. 2016-02. The guidance becomes effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2018. This guidance is not expected to have a material impact on the Company’s consolidated financial statements.

ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): These amendments expand the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. The guidance becomes effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2018. This guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Emerging Growth Company Status

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act, as amended by the United States Jumpstart Our Business Startups Act, enacted on April 5, 2012 (the “JOBS Act”), and will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of the Company’s fiscal year following the fifth anniversary of the date of the first sale of the Company’s common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which the Company has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a ‘large accelerated filer’, as defined in Exchange Act Rule 12b–2.

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

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, and Alberta, the Company is required to comply with all new or revised accounting standards that apply to Canadian public companies. Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. The Company elected to utilize this extended transition period. However, while the Company elected to utilize this extended transition period, our consolidated financial statements as of March 31, 2019 reflect the adoption of all required accounting standards for public companies.

2. BUSINESS ACQUISITION AND CONTINGENT CONSIDERATION

On July 24, 2012 the Company purchased from Boston Scientific Corporation (“BSC”), in a taxable transaction, all of the assets, relating to the Prolieve, an FDA approved device for the treatment of BPH. The total purchase consideration consisted of the following:

Cash	$2,535,610
Fair value of contingent consideration	1,126,505
Total consideration	$3,662,115

The maximum amount of $2,500,000 is payable as contingent consideration pursuant to the terms of the agreement. The fair value of the contingent consideration was determined by calculating its present value based on its payment terms using an interest rate of 24% (our estimated unsecured borrowing rate). The contingent consideration is payable quarterly at a rate of 10% of sales of Prolieve products. As of March 31, 2019, $2,179,061 of royalties are due to BSC of which $2,117,097 is past due.

The activity of the non contingent and contingent consideration obligation for the years ending March 31, 2019, 2018 and 2017 and the allocation is as follows:

Activity is as follows:	Non Contingent	Contingent	Total
Balance at April 1, 2016	$1,257,995	$758,953	$2,016,948
Less: payments	—	—	—
Change in non-contingent/contingent	378,370	(295,181)	83,189
Balance at March 31, 2017	1,636,365	463,772	2,100,137
Less: payments	—	—	—
Change in non-contingent/contingent	266,022	(211,837)	54,185
Balance at March 31, 2018	1,902,387	251,935	2,154,322
Less: payments	—	—	—
Change in non-contingent/contingent	276,764	(240,796)	35,878
Balance at March 31, 2019	$2,179,061	$11,139	$2,190,200

Allocated as follows as of March 31, 2019:
Payable to Boston Scientific Corp.	$2,179,061	$—	$2,179,061
Contingent consideration – current	$—	$11,139	$11,139
Contingent consideration – non current	$—	$—	$—

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of March 31, 2019 and 2018:

	March 31, 2019	March 31, 2018
Machinery and equipment (5-7 year life)	$35,937	$38,971
Mobile consoles (7 year life)	798,667	798,667
Automobiles (3 year life)	18,376	18,376
Furniture and fixtures (3-5 year life)	20,000	20,000
	875,980	876,014
Accumulated depreciation	(775,061)	(662,493)
Total	$97,919	$213,521

Depreciation expense was approximately $131,000, $127,000 and $117,000 for the years ended March 31, 2019, 2018 and 2017, respectively. During the year ended March 31, 2017, the Company sold 10 consoles for gross proceeds of $209,000 and recorded a gain on sale of consoles in the amount of $175,491.

4. INTANGIBLE ASSETS

Intangible assets include intellectual properties and customer relationships relating to the Prolieve technology, acquired at a cost of $2.5 million. The intellectual properties expire over several years commencing September 2021 and continuing until February 2029. These assets are being amortized on a straight-line basis until 2029; amortization expense was $246,212 for each of the years ended March 31, 2019, 2018 and 2017, respectively.

Future amortization expense related to the net carrying amount of intangible assets is estimated to be as follows:

2020	$80,113
2021	80,113
2022	80,113
2023	80,113
2024	80,113
Thereafter	400,562
Total	$801,127

5. PROMISSORY NOTES PAYABLE, CONVERTIBLE NOTES PAYABLE AND ACCRUED INTEREST PAYABLE

In fiscal year 2013, the Company raised bridge financing of approximately $435,000. The bridge financing lender received a promissory note, with interest payable at 2% per month after October 23, 2012. The original maturity date of the promissory note was October 23, 2013 and was subsequently extended until June 30, 2014 at which time the Company began paying additional interest of 2% per month on accrued interest with an additional interest charge of .09% per month on current interest expense. As of March 31, 2019, the note remains in default and is due in full. The Company has a total principal and accrued interest balance of approximately $1,092,000 and $907,000 as of March 31, 2019 and 2018, respectively. Interest expense of approximately $220,000, $182,000 and $143,000 was recognized on the promissory note and accrued interest for the years ended March 31, 2019, 2018 and 2017, respectively.

In fiscal year 2014, the Company issued, in two separate tranches, 554 units of 8% redeemable promissory convertible notes (the “Notes”) together with Series C stock purchase warrants (the “Warrants”) to various accredited investors in an offering exempt from registration in the U.S pursuant to regulations D and S under the U.S. Federal Securities rules and regulations, receiving gross proceeds of $5,540,000. The notes are convertible into 22,160,000 shares of common stock. Each warrant entitled the holder to acquire 20,000 common shares (for a total of 11,080,000 common shares) at an exercise price of $0.30 per share and expired on December 18, 2016 and March 7, 2017. The warrants were classified as equity, were recorded as additional paid in capital at their estimated fair value of $1,532,877, and were considered a non-cash financing activity. The Company recognized a beneficial conversion feature of $195,938 and deferred financing fees (consisting of both cash payments and the fair value of stock purchase warrants classified as equity) of $558,552 which were fully amortized using the effective interest method through the fiscal year ended March 31, 2017. The Company has accrued interest of $2,425,694 owing to holders of the convertible debentures as of March 31, 2019, of which $2,272,053 is past due.

During the year ending March 31, 2018, the Company settled $130,000 of the convertible notes and $24,514 of accrued interest at a settlement price of CAD $0.05 ($0.04) per share. The fair value of the stock was $0.032 per share on the date of the settlement; therefore, per the guidance ASC 470-60, “Trouble Debt Restructuring by Debtors”, the Company recognized a gain of $30,705 for the year ending March 31, 2018. Additionally, the Company recorded a common stock issuable in the amount of $123,809 for 3,862,850 shares. During the year March 31, 2019, additional interest in the amount of $25,551 was granted to the note holders as their shares were not issued during the year ended March 31, 2019. The additional interest was settled for 890,884 shares issuable which had a fair value of $16,667, based on the fair value of stock of $0.019. A gain of $8,885 was recorded related to the transaction. The remaining shareholders have not settled their debt as of March 31, 2019.

In connection with the convertible notes, the Company recognized interest expense of $596,724, $560,926 and 518,644 for the years ended March 31, 2019, 2018 and 2017, respectively. The Company recognized accretion expense of $0, $0 and $91,698 for the years ended March 31, 2019, 2018 and 2017, respectively.

On May 13, 2016, the Company entered into a loan agreement in the amount of $200,000. The financing lender will receive interest payable of 1.25% per month. The maturity date for the outstanding amount was November 30, 2016 and default interest of 2% per month began accruing effective that date as the loan is in default. The Company recognized $48,000, $48,000 and $31,442 in interest expense for the years ended March 31, 2019, 2018 and 2017, respectively. Accrued interest related to the loan balance is $127,442 and $79,442 as of March 31, 2019 and 2018, respectively. The loan is secured by the Company’s assets.

On August 1, 2016, the Company entered into a loan agreement in the amount of $200,000. The financing lender will receive interest payable of 1.25% per month. The maturity date for the outstanding amount was January 31, 2017 and default interest of 2% per month began accruing effective of that date as the loan is in default. The Company recognized $48,000, $48,000 and $22,678 in interest expense for the years ended March 31, 2019, 2018 and 2017, respectively. Accrued interest related to the loan balance is $118,678 and $70,678 as of March 31, 2019 and 2018, respectively. The loan is secured by the Company’s assets.

On October 30, 2016, the Company entered into a loan agreement in the amount of $100,000. The financing lender will receive interest payable of 1.25% per month. The maturity date for the outstanding amount is April 30, 2017 and default interest of 2% per month began accruing effective of that date as the loan is in default. The Company recognized $24,000, $23,258 and $6,440 in interest expense for the years ended March 31, 2019, 2018 and 2017, respectively. Accrued interest related to the loan balance is $53,698 and $29,698 as of March 31, 2019 and 2018, respectively. The loan is secured by the Company’s assets.

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

Management determined the warrants to have a grant date fair value of $0.015 per warrant and accordingly, $176,169 of the proceeds from the issuance was allocated to additional paid in capital, and the balance of the proceeds was allocated to common shares.

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

As of March 31, 2018, the Company has a total of shares issuable of 3,862,850 in the amount of $123,809 at a settlement price of CAD $0.05 ($0.04), as a result of an agreement to settle convertible debt of $130,000 plus accrued interest. As of March 31, 2019, additional 890,884 shares issuable, in the amount of $16,667 at a settlement price of CAD $0.05 ($0.04) were granted to the debt holders.

As of March 31, 2019, the Company agreed to settle CA$400,000 ($304,923) of debt with the directors and the CFO for a total of shares issuable of 8,000,000, which is included as common stock issuance in the Company’s consolidated statements of changes in stockholders deficit.

Stock Purchase Warrants

The Company did not have any stock purchase warrants outstanding as of March 31, 2019 and 2018:

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

During the year ended March 31, 2018, the Company issued 4,200,000 shares of stock options to the Company’s CEO with an exercise price of CAD$0.05 ($0.04) per share. The options vested immediately and have an expected life of 5 years. The Company recorded $85,294 in stock compensation expense related to these options.

No stock-based compensation cost was recorded for the years ending March 31, 2019 and 2017.

The Company measures the cost of stock option awards based on the grant-date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period. The Company recognizes stock-based compensation expense over the vesting periods of the awards, adjusted for estimated forfeitures. A summary of the stock option activity for the years ended March 31, 2019, 2018 and 2017 is presented below:

	Option	Weighted average exercise	Weighted Average Remaining Contractual	Aggregate Intrinsic
	Shares	price	Life	Value
	#	$	(years)	$
Outstanding April 1, 2016	10,100,000	$0.060	4.75	$—
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/Expired	(3,600,000)	0.060	—	—
Outstanding March 31, 2017	6,500,000	0.060	3.75	$—
Granted	4,200,000	0.040	4.41	—
Exercised	—	—	—	—
Cancelled/Expired	—	—	—	—
Outstanding, March 31, 2018	10,700,000	0.051	3.43	$—
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/Expired	—	—	—	—

Outstanding, March, 31, 2019	10,700,000	$0.051	2.43	$—

Exercisable, March 31, 2019	10,700,000

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

7. INCOME TAXES

The Company is domiciled in Canada and files Canadian federal and certain provincial tax returns. The Company had no provision (benefit) for income taxes for the years ending March 31, 2019, 2018 and 2017 as a result of its net losses and full valuation allowance against its deferred assets.

The following is the statutory rates which apply to the Company

	For the years ending March 31,
	2019	2018	2017
Income Tax Statutory income Tax Rates
United States	21.00%	21.00%	35.00%
Canada	26.50%	26.50%	26.50%

The reconciliation of income taxes at statutory income tax rates (Canada - 26.5%) to the income tax expense is as follows:

	For the years ending March 31,
	2019	2018	2017

Loss before income taxes	$(1,471,000)	$(1,541,000)	$(1,570,000)
Expected income recovery based on statutory rate	(390,000)	(408,000)	(416,000)
Adjustment to expected income tax benefit
Stock based compensation	-	23,000	-
Permanent differences	2,000	2,000	3,000
Change in benefit of tax assets not recognized	388,000	383,000	413,000
Deferred income tax provision (recovery)	-	-	-

Deferred Income Tax

Deferred tax asset components as of March 31, 2019 and 2018 is as follows:

	As of March 31,
	2019	2018

Non-capital loss carry-forwards	$21,730,000	$22,586,000
Property and Equipment	1,888,000	1,769,000
Net deferred tax asset	$24,879,000	$24,355,000

As the Company has recognized substantial cumulative losses from operations and has not earned significant revenues, it has provided a 100% valuation allowance on the net deferred tax asset as of March 31, 2019 and 2018.

The Company has non-capital losses which may, under certain circumstances, be applied against future taxable income and which expire as follows:

2026	$110,000
2027	11,000
2028	33,000
2029	5,000
2030	1,209,000
2031	1,537,000
2032	1,073,000
2033	3,047,000
2034	3,800,000
2035	4,556,000
2036	3,969,000
2037	685,000
2038	629,000
2039	1,086,000
$21,730,000

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. The Company establishes liabilities for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These liabilities are established when the Company believes that certain positions might be challenged despite its belief that its tax return positions are fully supportable. The Company adjusts these liabilities in light of changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of changes to the liability that is considered appropriate. The Company has identified no material uncertain tax positions as of March 31, 2019 and 2018.

The Company is subject to income tax audits in all jurisdictions for which it is required to file tax returns. Tax audits by their nature are often complex and can require several years to complete. Neither the Company nor any of its subsidiaries is currently under audit in any jurisdiction. All of the Company’s income tax returns remain subject to examination by tax authorities.

During the year ended March 31, 2017, the Company recorded $20,000 in tax penalties to the IRS for failure to timely file income tax returns for the prior years and is included in other income (expense) on the consolidated statements of operations and comprehensive loss. No penalties were recorded for either fiscal 2019 or 2018.

8. COMMITMENTS AND CONTINGENCIES

On January 16, 2006, the Company’s wholly owned subsidiary, Celsion (Canada) Inc. purchased from Celsion Corporation (USA) [“Celsion”]all of the assets relating to breast cancer Microfocus APA 1000 System (“System”), consisting of the microwave machine technology, the APA technology licensed from MIT, and all related intellectual and regulatory property (collectively, the “Business”). The Company has a commitment to pay a 5% royalty to Celsion on the net sales of products sold by and patent royalties received by the Company and its successors and assignees. Total royalties paid are not to exceed $18,500,000. Royalties will not be payable until the System can be placed in the market following successful completion of the pivotal clinical trial and receipt of approval to market the System in the US and Canada from the FDA and Health Canada. The Company has an additional commitment to pay a 5% royalty to MIT on the net sales of products, upon commercialization. If the Company does not apply for or does not receive FDA approval to enter at least one phase III clinical trials of a licensed product prior to the earlier of the termination of the agreement or June 25, 2018, the Company shall pay $10,000 to MIT. As of March 31, 2019, the $10,000 payment has been accrued for in accounts payable and accrued liabilities. If the Company receives approval for sale of at least one licensed product or discovery product then the Company shall pay MIT $100,000. As of March 31, 2019, this requirement has not been met and no payment is due.

On October 1, 2017, the Company entered into an amended 5 year operating lease agreement. All vehicle leases expired during year ending March 31, 2018. Future minimum payments under the operating lease for office space as of March 31, 2019 are as follows:

2020	$86,152
2021	$88,752
2022	$91,414
2023	$86,080

The Company recognized total rent expense of $119,053, $154,704 and $244,598 for the years ended March 31, 2019, 2018 and 2017, respectively.

The Company has a purchase commitment with its primary vendor in which to purchase 2,160 Prolieve Kits at $286 for a total amount of $617,760 through December 31, 2019.

During the year ended March 31, 2019, the Company entered into a research and development project agreement with Urobois Limited. The Company paid $2,500 at the signing of the agreement and will make milestone payments to Urobois Limited in the amount of $20,000 through the completion of the agreement. The project is current on hold.

In June 2018, W.L. Pate, JR and Charles C. Shelton filed a lawsuit in the District Court of Harris County, Texas to seek monetary relief of over $200,000 but not more than $1,000,000 from Medifocus Inc. for a transaction that did not materialize. Although the Company does not believe the suit has any merits and has not accrued for any amount in its financial statements as of March 31, 2019, any judgement unfavorable to the Company can potentially cause significant financial hardship and other damages to the Company. In addition, certain note holders of the Company had threatened to take legal actions against the Company due to the default on the notes. Such legal actions will also cause significant financial hardship and other damages to the Company.

9. RELATED PARTY TRANSACTIONS

The Company has entered into several transactions with a director and an officer. Descriptions of the related party transactions are as follows:

●	The Company made direct revenue sales to Dr. William Jow, the Company’s CEO effective October 1, 2016, in the amount of approximately $24,000, $18,000 and $36,000 during the years ended March 31, 2019, 2018 and 2017, respectively. There was a trade receivable balance of approximately $0 and $0 as of March 31, 2019 and 2018, respectively, related to these transactions. As of March 31, 2019 and 2018, respectively, the Company has an outstanding liability to Dr. William Jow in the amount of $16,500 and $14,500 for compensation and expense reimbursements. See also Note 6 for stock options issued to the CEO during the year ending March 31, 2018.

●	The Company made a direct sale to Medifocus Asia, Ltd., in the amount of approximately $17,200, $0 and $232,000 during the years ended March 31, 2019, 2018 and 2017, respectively. There was a trade receivable balance of approximately $0 and $0 as of March 31, 2019 and 2018, respectively. Mr. Augustine Chow and Mr. Raymond Tong, both directors of Medifocus, Inc, are also directors of Medifocus Asia, Ltd. Additionally, Mr. Augustine Chow and Mr. Raymond Tong have significant investments in Medifocus Asia, Ltd.

●	The Company has accrued compensation expenses owed to the CFO and the board of directors as of March 31, 2019 and 2018 as follows: The amounts are unsecured, due on demand and bear no interest.

	CFO	Directors
2019	$126,000	$475,000
2018	$109,000	$415,000

●	During the year ended March 31, 2018, the Company settled a $50,000 convertible debt and $16,304 in related accrued interest charges due to Douglas Liu, Vice President of Finance, for 1,657,595 shares issuable. During the year ended March 31, 2019 an additional 325,157 shares issuable were granted for additional interest costs. See Note 5.

●	Augustine Chow, a director of Medifocus Inc, is also a director of Gwyneth Gold Limited which has a substantial investment in the Company. Additionally, Gwyneth Gold Limited is the holder of a $790,000 convertible note with the company and is owed $410,687 in accrued interest as of March 31, 2019. See Note 5.

●	During the year ended March 31, 2019, directors and CFO settled CA$400,000 ($304,923) of debt for 8,000,000 shares issuable. See Note 6.

